Form 20-F
period 2003-04-30
ART ADVANCED RESEARCH TECHNOLOGIES INC
filed 2003-11-17
CIK 1094026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ANNUAL REPORT ON FORM 20-F
                                  Annual Report

                       Pursuant to Section 13 or 15(d) of

                       The Securities Exchange Act of 1934

                    For the Fiscal Year Ended April 30, 2003

                         Commission file number 0-30214

                    ART ADVANCED RESEARCH TECHNOLOGIES INC./
                  ART RECHERCHES ET TECHNOLOGIES AVANCEES INC.

             (Exact name of registrant as specified in its charter)

                                     Canada
                  (Jurisdiction of in Company or organization)

        2300 Alfred-Nobel Boulevard, Saint-Laurent, Quebec H4S 2A4 Canada
                     (Address of principal executive office)

Securities to be registered pursuant to Section 12(b) of the Act:

                 Title of each class        Name of each exchange on which
                 to be so registered        each class is to be registered

                 None                       N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

26,673,341 Common Shares as of April 30, 2003.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirement for the past 90 days.

              Yes: |X|           No: |_|

The financial statement item the Registrant has elected to follow is Item 17.

                                TABLE OF CONTENTS

INTRODUCTION .................................................................3

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT  AND ADVISERS .............4

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE ............................4

ITEM 3.   KEY INFORMATION ....................................................4

ITEM 4.   INFORMATION ON THE COMPANY ........................................10

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS ......................42

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ........................46

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS .................57

ITEM 8.   FINANCIAL INFORMATION .............................................59

ITEM 9.   THE OFFER AND LISTING .............................................60

ITEM 10.  ADDITIONAL INFORMATION ............................................61

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ........66

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ............66

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ...................66

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS .......................................66

ITEM 15.  CONTROL PROCEDURES ................................................66

ITEM 16.  [RESERVED] ........................................................67

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT ..................................67

ITEM 16B  CODE OF ETHICS ....................................................67

ITEM 16C  PRINCIPAL ACCOUNTANT ..............................................67

ITEM 16D  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES ............67

ITEM 17.  FINANCIAL STATEMENTS ..............................................67

ITEM 18.  FINANCIAL STATEMENTS ..............................................67

ITEM 19.  EXHIBITS ..........................................................67

          UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS ANNUAL REPORT ARE IN UNITED STATES DOLLARS. CERTAIN FINANCIAL INFORMATION SET FORTH HEREIN HAS BEEN PROVIDED IN CANADIAN DOLLARS. AT APRIL 30, 2003, THE EXCHANGE RATE BETWEEN THE CANADIAN DOLLAR AND THE US DOLLAR WAS CDN $1.00 = US $1.4334.

                                  INTRODUCTION

ART Advanced Research Technologies Inc. ("ART" or the "Company") is engaged in the research, design, development and marketing of optical imaging technologies used in the detection of anomalies. The Company's principal business is the application of optical imaging technology to the biomedical sector. ART has targeted the biomedical sector because of the significant growth that it has experienced in recent years. The Company believes that its technology is particularly well-suited to surmount a variety of important challenges that confront the medical sector in the detection of diseases such as breast cancer, which is the leading cause of death among women ages 15 to 54 in the United States. ART has also developed and launched in June 2003 a novel and proprietary molecular imaging technology (known as "SAMI(TM)") designed to characterize, visualize and measure cellular and molecular processes and pathways in small animals in order to accelerate drug development and time to market of new drugs.

ART's mission is to be recognized as a world leader in bio-optical imaging markets by developing and commercializing innovative technologies and products that detect anomalies and visualize biological phenomena and processes in living systems. ART is in the process of bringing to market SoftScan(R), an optical imaging device, which uses the Company's time resolved imaging (also known as "time domain") technology to detect, diagnose and characterize breast cancer. This product represents a new imaging solution for the detection, diagnosis and characterization of breast cancer without the adverse consequences associated with traditional technology. The Company believes that SoftScan(R) also offers a solution to issues relating to quality of care and treatment costs that the medical sector is facing. In order to gain rapid entry into the market for breast cancer detection, diagnostic and characterization devices, SoftScan(R) is initially being introduced as a diagnostic device able to complement other screening and diagnostic technologies, such as digital X-ray, that are designed to detect breast cancer. The Company is also actively pursuing strategic relationships with leading organizations in order to facilitate SoftScan(R)'s early market entry. To date, the Company has entered into strategic alliances or relationships with Massachusetts General Hospital ("MGH"), a teaching hospital affiliated with Harvard Medical School, with the National Optics Institute ("INO"), a leading privately funded Canadian based research and development institute in the fields of optics and photonics and with CenSSIS, a National Science Foundation Cross-Disciplinary Engineering Research Center headquartered at Northeastern University in Boston. The Company and GE Medical Systems have also concluded a strategic alliance consisting of an equity investment, an agreement for the development of new optical molecular imaging applications as well as an agreement for the marketing, manufacture and distribution of SoftScan(R). Under the terms of the agreement, ART retains full ownership and control of all of ART's intellectual property and of its technology platform. The Company's imaging technologies are also capable of being leveraged for other applications. The potential demonstrated by time domain optical imaging opened the door to a new and promising field of biomedical applications: molecular imaging. ART has applied this technology to the imaging of small laboratory animals used in the pharmaceutical industry, in order to determine the toxicity of new drugs and to identify their pathways in the bodies of animals, thus providing a tool for improved efficiency and accuracy in drug development. This application was developed through a device called SAMI(TM), which was officially launched in June 2003. Following this launch, GE Medical Systems has also agreed to act as exclusive worldwide distributor for SAMI(TM).

Until July 2002, ART had also been working on the development of ISIS(R) - an infrared technology designed for the detection of anomalies in printed circuit boards. During the course of this past fiscal year, the process of bringing ISIS(R) to market reached some important milestones, which demonstrated the commercial value of this technology. Following the Company's decision to focus exclusively on the biomedical sector, the ISIS(R) division was sold in July 2002 for U.S. $5.5 million to Photon Dynamics, Inc. The sale of ART's ISIS(R) division attests to ART's ability to develop innovative products and bring them to a mature development stage.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

      A. Selected financial data

The following table sets forth selected historical consolidated financial information of the Company for each of the periods indicated. The information under Consolidated Statement of Loss and Deficit Data and Consolidated Balance Sheet Data is derived from the Consolidated Financial Statements of the Company contained elsewhere in this Annual Report. The information set forth under Other Data is derived from financial information used to prepare the Consolidated Financial Statements of the Company. The Company's Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and using the U.S. dollar as reporting currency. See note 19 to the consolidated financial statements for a reconciliation to U.S. GAAP. The following represents our selected financial data for each of the past five fiscal years ending April 30th. The following data should be read in conjunction with, and is qualified in its entirety by "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's "Consolidated Financial Statements".

Consolidated Operations and Deficit
Amounts Under Canadian GAAP(a)

                                                                                     Years ended

                                                       April 30,        April 30,       April 30,        April 30,        April 30,
                                                            2003          2002(b)         2001(b)          2000(b)          1999(b)
                                                    ------------     ------------    ------------     ------------     ------------
Revenues                                            $         --     $         --    $         --     $         --     $         --
                                                    ------------     ------------    ------------     ------------     ------------
Operating expenses
Research and development expenses
(net of investment tax credits)                        5,734,470        6,284,211       4,637,301        2,330,679        1,251,026
Selling, general and administrative expenses           2,885,065        3,215,654       3,746,212        2,522,681        1,916,774
Depreciation expense                                     138,173          201,328          93,430           54,155           53,535
                                                    ------------     ------------    ------------     ------------     ------------
                                                       8,757,708        9,701,193       8,476,943        4,907,515        3,221,335
                                                    ------------     ------------    ------------     ------------     ------------
Operating loss                                         8,757,708        9,701,193       8,476,943        4,907,515        3,221,335
Interest expense                                             393            3,278           7,695           16,576           28,275
Interest income                                          (99,674)        (183,826)       (295,215)         (52,789)        (192,293)
Foreign Exchange loss (gain)                             219,065         (175,162)             --               --               --
Other expenses                                         1,467,621               --              --               --               --
                                                    ------------     ------------    ------------     ------------     ------------
Loss from continuing operations before
income taxes                                          10,345,113        9,345,483       8,189,423        4,871,302        3,057,317
Current income taxes recovered                        (1,318,668)              --              --               --               --
                                                    ------------     ------------    ------------     ------------     ------------
Loss from continuing operations                        9,026,445        9,345,483       8,189,423        4,871,302        3,057,317
Loss (profit) from discontinued operations            (2,479,841)       1,536,017       1,675,948        1,093,467        1,233,795
                                                    ------------     ------------    ------------     ------------     ------------
Net loss (Canadian GAAP)                               6,546,604       10,881,500       9,865,371        5,964,769        4,291,112
Basic and diluted loss per share - from
continuing operations (Canadian GAAP)               $       0.38     $       0.46    $       0.47     $       0.36     $       0.27
                                                    ------------     ------------    ------------     ------------     ------------

Basic and diluted (earnings) loss per share
from discontinued operations (Canadian GAAP)        $      (0.10)    $       0.08    $       0.09     $       0.08     $       0.11
                                                    ============     ============    ============     ============     ============
Basic and diluted net loss per share
(Canadian GAAP)
                                                    $       0.28     $       0.54    $       0.56     $       0.44     $       0.38
                                                    ============     ============    ============     ============     ============

Net Loss (U.S. GAAP)                                   5,916,303       11,310,766      10,357,682        6,165,096        4,146,206
Basic and diluted net loss per share - U.S. GAAP
                                                    $       0.25     $       0.56    $       0.59     $       0.46     $       0.36
                                                    ============     ============    ============     ============     ============

----------

(a) In certain respects, Canadian GAAP differs from U.S. GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see note 19 to the Consolidated Financial Statements.

(b)   See note 10 of the Consolidated Financial Statements.

Balance Sheet Data Amounts Under Canadian GAAP(a)

                               April 30, 2003       April 30, 2002       April 30, 2001       April 30, 2000       April 30, 1999
                               --------------       --------------       --------------       --------------       --------------
Cash and Term Deposit               1,039,298              872,620              254,812            8,116,444            1,150,947
  Short-term investments            3,647,515            2,239,908            5,953,380                   --            2,444,018
  Total assets                      8,032,130            6,115,134           10,498,989           11,198,402            5,288,712
  Bank loan                                --                   --                   --              688,720              397,914
  Shareholders' equity              6,212,899            4,613,936            7,353,947            7,980,327            4,127,029
 Other data
  Working capital                   4,139,946            3,190,683            5,850,180            6,492,721            3,712,753

----------

(a) In certain respects, Canadian GAAP differs from U.S. GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see note 19 to the Consolidated Financial Statements.

      B. Capitalization and Indebtedness

Not applicable.

      C. Reasons for the Offer and Use of Proceeds

Not applicable.

      D. Risk Factors

Absence of Profitability

To date, the Company has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flows or made an operating profit. While the Company has benefited to date from the receipt of government grants, there can be no assurance that grants will continue to be available to the Company or, if so, at what level. There can be no assurance that the Company will ever achieve significant revenues or profitable operations.

Uncertainty of Liquidity and Capital Requirements

The Company's future capital requirements will depend on many factors, including progress in the pre-clinical and clinical trials of its SoftScan(R) or other technologies, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals for its products. In order to meet such capital requirements, the Company may consider collaborative research and development arrangements, and additional public or private financing (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of its particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to substantially reduce or eliminate expenditures for research and development, testing, production and marketing of its products, or obtain funds through arrangements with corporate partners that may require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted.

No Assurance of Successful Development

Generally, prospects for companies in the technology industry may be regarded as uncertain given the nature of the industry and, accordingly, investments in technology companies should be regarded as speculative. The products of the Company are currently in the research and development stages or the pre-commercialization stage, the riskiest stages for a company in the technology industry. There can be no assurance that the research and development programs conducted by the Company will result in commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for the products currently being developed for the medical industry and to achieve commercial success therein, human clinical trials must demonstrate that the products are safe and that they show efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program. No assurances can be provided that any future clinical test, if undertaken, will yield favorable results.

No Assurance of Successful Manufacturing or Marketing

The Company has limited experience in large-scale manufacturing and in marketing its new products. Thus, there can be no assurance that such efforts will be successful. If the Company relies on third parties to manufacture or market its products, the commercial success of such products may be outside of its control. There can be no assurance that the health care industry will accept the Company's products, even if the Company's products prove to be safe and effective and are approved for marketing by regulatory authorities in the United States, Canada, Europe or other jurisdictions. Moreover, there can be no assurance that the products which the Company's products are intended to complement will be sold at a rate which will enable the Company to introduce its products sufficiently quickly to achieve significant revenues or profitable operations.

No Assurance of Successful Commercial Acceptance

Market acceptance of the Company's current or future technologies and products will depend upon a number of factors, including third parties' reimbursement practices and technologies and products providing benefits comparable to or greater than other current technologies. There can be no assurance that the Company's current or future technologies and products will be viable for any commercial applications and, if viable, that potential customers will utilize the Company's technologies. Additionally, even if the completion of the research and development of the Company's technologies results in commercially viable applications, there can be no assurance that the Company will recover its research and development costs.

Patents and Proprietary Technology

The Company's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. The Company has filed numerous applications for patents in the United States, Canada and other jurisdictions. There can be no assurance that the Company's existing patent applications will be allowed, that the Company will develop future proprietary products that are patentable, that any issued patents will provide the Company with any competitive advantages or will not be successfully challenged by any third parties, or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of the Company's products or, if patents are issued to the Company, design their products so as to circumvent the patent protection held by the Company. Furthermore, there can be no assurance that the confidentiality of the Company's trade secrets can be maintained or that, such trade secrets will not be independently discovered by others.

In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If the Company does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on such patents or in suits in which the Company attempts to enforce its own patents against other parties.

Competition

Competition in some segments of the imaging industry may be intense. The Company may have to compete with other companies to develop products aimed at the same target markets. Many of these companies may have substantially greater resources than the Company. There can be no assurance that developments by others will not render the Company's products or technologies non-competitive or obsolete or adversely affect the commitment of the Company's commercial partners.

Government Regulation

Securing regulatory approval for the marketing of medical devices by Health Canada's TPD, the FDA in the United States and similar regulatory agencies in other countries can be a long and expensive process, which can delay or prevent product development and marketing. Regulatory approval of market products may be for limited applications or may not be received at all. Such events would have a material adverse effect on the sales and profitability of the Company.

Product Liability and Insurance

The sale and use of the Company's products entail risk of product liability. Although the Company currently has product liability insurance, which it believes to be adequate, it will require additional product liability insurance for its products. There can be no assurance that the Company will be able to obtain appropriate product liability insurance prior to any sale of its imaging products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of the Company.

Dependence on Key Employees and Relationships

The Company's ability to develop products will depend, to a great extent, on its ability to attract and retain highly qualified scientific personnel. Competition for such personnel is intense. The Company is highly dependent on the principal members of its management staff as well as its advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with the Company are affected by a number of influences outside of the control of the Company. The loss of key employees may affect the speed and success of product development.

The Company's ability to develop products will depend upon its ability to develop relationships with third parties, including leading research institutions, for assistance in the conduct of research efforts, pre-clinical development and clinical studies. In addition, the Company may rely on third parties to assist in seeking regulatory approvals, to manufacture and to market certain of the Company's products. Although the Company believes that its strategic partners will have an economic motivation to assist with the commercialization of the Company's products, the amount and timing of the resources devoted may be affected by the activities of such third parties.

Rapid Technological Changes

The imaging device industry is subject to rapid and substantial technological change. There can be no assurance that developments by others will not render the Company's products or technologies non-competitive or that the Company will be able to keep pace with technological developments. Competitors have developed technologies, which could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired effect than products being developed by the Company and may be more effective and less costly than the products developed by the Company.

Management of Growth

The Company expects that if its efforts are successful it will experience rapid growth, which could place a significant strain on its resources. If the Company's management is unable to manage growth effectively, operations could be adversely affected.

Volatility of Share Price

Market prices for securities of technology companies are generally volatile. Factors such as public announcements of technological innovations, new commercial products, patents, the development of proprietary rights by the Company or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concerns over the safety of technology, future sales of securities by the Company or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares.

Potential Fluctuations in Financial Results and Forecasting

The Company expects revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of the Company's revenues and operating results may not be meaningful. In addition, due to the Company's stage of development, the

Company cannot predict future revenues or results of operations accurately. It is likely that in one or more future quarters the Company's operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Common Shares might be materially and adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

ART Advanced Research Technologies Inc. ("ART" or the "Company") was incorporated under the Canada Business Corporations Act on July 13, 1993 under the name ART Aerospace Research Technologies Inc. On June 22, 1999, the Company's articles were amended to change the name of the Company to its current name, ART Advanced Research Technologies Inc./ART Recherches et Technologies Avancees Inc. The Company has two wholly-owned subsidiaries: SAMI System Inc., which was originally incorporated as ISIS Infrared Screening Inspection Solutions Inc. under the Canada Business Corporations Act on March 30, 1998, and ART Aerospace Research Technologies U.S., Inc., a Delaware corporation incorporated on July 2, 1997. On June 29, 2000, the Company completed an initial public offering of its Common Shares following a reorganization of its capital structure.

ART's shares are traded on the Toronto Stock Exchange under the trading symbol "ARA".

The Company's head office and principal place of business is located at 2300 Alfred-Nobel Boulevard, Saint-Laurent, Quebec, Canada H4S 2A4. The Company's phone number is (514) 832-0777 and its facsimile number is (514) 832-0778. ART's website is located at www.art.ca. The information contained in this website is not part of this Annual Report.

From 1993 to 1998, the Company's products were in the development stage, and Management focussed its efforts on continued research and development, including the pre-clinical testing of its optical breast imaging device.

In 1996, ART completed a series of private placements, which resulted in gross proceeds of US$2.0 million to the Company.

Also in 1996, ART entered into the first of a series of agreements with the National Optics Institute, a leading privately funded Canadian based research and development organization in the fields of optics and photonics, in conjunction with the development of a laser-based optical imaging device.

In August 1997, ART completed an additional private placement, which resulted in gross proceeds of US$3.4 million to the Company.

In 1998, ART completed the pre-clinical stage testing of its optical breast imaging device (known as "SoftScan(R)") which uses time resolved imaging (also known as "time domain") technology to detect, diagnose and characterize breast cancer. In September 1998, ART completed an additional series of private placements, which resulted in gross proceeds of US$7.0 million to the Company.

In 1999, ART completed its first pilot study of SoftScan(R). In 1999, ART entered into a research agreement with Massachusetts General Hospital ("MGH"), a teaching hospital affiliated with Harvard Medical School.

In March 1999, a share exchange took place with the former shareholders of SPEQ Aerospace Research Technologies Inc. ("SPEQ") whereby 3,748,060 shares of the Company were issued to former shareholders of SPEQ in exchange for the shares of SPEQ held by such shareholders. As a result of this corporate reorganization, the Company became the sole shareholder of SPEQ and SPEQ was subsequently liquidated and dissolved.

In July 1999, ART changed its name to its current name, ART Advanced Research Technologies Inc./ART Recherches et Technologies Avancees Inc.

In March 2000, ART entered into a scientific collaboration agreement with GE Medical Systems, a division of General Electric Company and a market leader in the development and distribution of medical diagnostics imaging devices. In October 2000, this scientific collaboration agreement was renewed for an additional six-month period.

In April 2000, ART established a Scientific Advisory Board composed of leading members of the medical and scientific community. The Scientific Advisory Board provides advice and scientific expertise to the Company on an ongoing basis. ART currently has nine (9) members on its Scientific Advisory Board.

Also in April 2000, ART completed an additional series of private placements, which resulted in gross proceeds of approximately US$11.4 million to the Company. On May 5, 2000, the Company held an annual and special shareholders' meeting at which shareholders approved, among other matters, amendments to the articles of the Company to: (i) change its share capital so that its authorized capital now consists of two classes of shares: an unlimited number of common shares (the "Common Shares") and an unlimited number of preferred shares (the "Preferred Shares"); (ii) convert all of its previously issued and outstanding class B shares to Common Shares of the Company; and (iii) cancel the class A, B, C, D, E, F and G shares in the share capital of the Company. On June 21, 2000 the Company effected a two-for-one stock split by declaring and paying to its shareholders a stock dividend of one Common Share for each issued and outstanding Common Share.

In the spring of 2000, the Company began its second pilot (controlled) study for the testing of SoftScan(R). The purpose of this trial was to assess the safety of SoftScan(R) and its effectiveness in detecting abnormalities that were detected by X-ray mammography.

On June 29, 2000, ART completed an initial public offering of 1,850,000 Common Shares and the listing of its Common Shares on the Toronto Stock Exchange. The transaction yielded gross proceeds to ART of US$11.2 million. The Company used the proceeds to fund SoftScan(R)'s research and development and selling, general and administrative expenses, and to fund ISIS(R)'s research and development and selling, general and administrative activities.

In September 2000, ART successfully completed its second pilot study of the SoftScan(R) optical breast imaging device.

On November 9, 2000, the results of the second pilot study of the SoftScan(R) optical breast imaging device were announced. The results confirmed the technological potential for SoftScan(R) as a breast cancer detection device. The study also revealed that SoftScan(R) is a safe technology, which is non-invasive and a more comfortable procedure than X-ray mammography.

On April 11, 2001, ART acquired an exclusive worldwide licence with respect to an important patent portfolio in the bio-medical sector.

On June 19, 2001, ART completed a private placement with OppenheimerFunds, Inc. (U.S.), which resulted in gross proceeds of US$7.5 million to the Company.

On July 10, 2001, ART completed an additional private placement with BioCapital Biotechnology and Healthcare Fund (Canada), which resulted in gross proceeds of US$2 million to the Company.

On October 18, 2001, Mr. Serge Huot became the new President and Chief Executive Officer of ART.

In November 2001, ART reorganized its activities in order to focus on the bio-medical sector and reduce its operating costs.

In January 2002, ART obtained the Canadian Standards Association ("CSA") quality certification for its ISIS(R) technology.

In April 2002, ART and Siemens Dematic signed a joint technology alliance agreement for the commercialization of ISIS(R).

In May 2002, ART began clinical testing in collaboration with the McGill University Health Center ("MUHC") in order to validate the recent changes made to the configuration of the SoftScan(R) device.

In June 2002, ART signed a research agreement with the Center for Subsurface Sensing and Imaging Systems ("CenSSIS") of Northeastern University in Boston, giving ART complete access to core research results from CenSSIS.

In July 2002, ART concluded the sale of its ISIS(R)division to Photon Dynamics, Inc. for US$5.5 million.

On September 3, 2002, Ms. Micheline Bouchard succeeded Mr. Serge Huot as President and Chief Executive Officer of ART. Ms. Micheline Bouchard is also a member of the Board of Directors of ART and Mr. Serge Huot remains a member of the Company's Board.

On October 22, 2002, ART concluded a strategic alliance with GE Medical Systems consisting of an equity investment, an agreement for the development of new applications in the field of molecular imaging, as well as an agreement for the marketing, manufacture and distribution of SoftScan(R).

On October 23, 2002, ART held an annual and special meeting of its shareholders. The shareholders voted in favor of the adoption of a resolution, which approved an amendment to the stock option plan of the Company so as to increase the maximum number of Common Shares available for issuance from 1,770,462 to 2,650,000 Common Shares. ART's shareholders also gave their advance approval for the issuance by the Board of Directors of a number of Common Shares by private placement that exceeded 25 % of the Company's issued and outstanding share capital.

Between November 8 and November 15, 2002, ART received a total of US $7.5 million by way of a private placement of Common Shares.

On June 9, 2003, ART announced the start of a multi-centre clinical trial for SoftScan(R) with Sunnybrook and Women's College Health Sciences Centre as first approved clinical site.

On June 18, 2003 ART announced the official commercial launch of SAMI(TM), ART's pre-clinical molecular imager.

In August 2003, ART concluded an agreement under which GE Medical Systems will act as exclusive worldwide distributor for SAMI(TM).

On September 18, 2003, ART announced the start of a multi-centre clinical trial for SoftScan(R) with the Ottawa Regional Women's Breast Health Centre at the Civic Campus of The Ottawa Hospital as one of the approved clinical site.

On September 19, 2003, ART announced the first sale of its pre-clinical optical molecular imager, SAMI(TM), to the National Institutes of Health (NIH) in the United States.

On September 22, 2003, ART closed a private placement of Common Shares with proceeds of US$10.7 million.

On October 20, 2003, ART announced the second sale of its pre-clinical optical molecular imager, SAMI(TM), to Novartis Pharma AG.

B. Business Overview

Industry Overview

The Company's principal goal is to become a leading provider of optical imaging solutions to the biomedical sector.

Medical Diagnostic Imaging Devices

Diagnostic imaging devices create images of body organs and tissues, in order to assist in the detection and diagnosis of diseases and injuries. These devices represent an important component of health care expenditures and are encountering solid market growth because age-related diseases are increasing. According to a 1999 Frost & Sullivan market study from which medical industry data used in this Annual Report is drawn, world-wide revenues for diagnostic imaging systems amounted to US$10.1 billion in 1998 and are expected to reach US$14.7 billion by 2004, representing a compound annual growth rate of 6.5%. Within this market, certain segments are expected to grow much more rapidly than the overall market. For example, Frost & Sullivan has estimated that the market for digital X-ray devices that are able to detect and diagnose breast cancer is expected to reach 1,300 units in 2004, representing a compound annual growth rate of 79.4% over five years. This growth is expected to be fuelled by the need to replace outdated detection systems and an increased emphasis on early detection of breast cancer in order to avoid the significant costs associated with long-term treatment.

Cancer Facts and Figures

According to the National Cancer Institute of Canada ("NCIC"), an estimated 139,900 new cases of cancer and 67,400 deaths from cancer will occur in Canada in 2003. Cancer is the leading cause of premature death in Canada, being responsible of almost 31% of all potential years of life lost. Comparable statistics can be found with respect to the United States. The American Cancer Society ("ACS") expects that about 1,334,100 new cancer cases will be diagnosed in 2003. (These estimates do not include carcinoma in situ - non-invasive cancer
- of any site except urinary bladder, and do not include basal and squamous cell skin cancers.) This year about 556,500 Americans are expected to die of cancer, which represents more than 1,500 people a day. Cancer is the second leading cause of death in the U.S., exceeded only by heart disease. The National Institutes of Health in the U.S. estimates overall costs for cancer in 2001 at $156.7 billion: $56.4 billion for direct medical costs (total of all health expenditures); $15.6 billion of indirect morbidity costs (costs of lost productivity due to illness); and $84.7 billion for indirect mortality costs (costs of lost productivity due to premature death).

In 2003 the most frequently diagnosed cancers in Canada will continue to be breast cancer for women and prostate cancer for men. According to the World Health Organization ("WHO"), breast cancer is the most common form of cancer among women worldwide. Breast cancer accounts for 30.7% of all cancer cases in Canadian women and 32% in American women and ranks second among cancer deaths in women in Canada and ranks third in the U.S. In the United States, an estimated 211,300 new invasive cases of breast cancer are expected to occur among women during 2003 and about 1,300 new cases are expected in men in 2003. An estimated 40,200 deaths (39,800 women, 400 men) are anticipated from breast cancer in 2003 in the U.S. In addition to invasive breast cancer, 55,700 new cases of in situ breast cancer are expected to occur among women during 2003. Likewise in Canada, an estimated 21,100 new cases of breast cancer are expected to occur among women and about 140 new cases are expected in men in 2003. The NCIC estimates that during their lifetimes, 1 in 8.8 women are expected to develop breast cancer and 1 in 27.4 women are expected to die from it.

Following a small but steady annual increase over three decades, breast cancer incidence among women levelled off in 1993 in Canada. Mortality rates for breast cancer have declined steadily since 1986. This pattern of divergent trends is consistent with the benefits being achieved through screening programs and improved treatments. Similar trends have also been reported in the U.S. by the National Cancer Institute ("NCI").

However, the NCI also concluded that although death rates for all cancers combined continued to decline, the number of cancer cases can be expected to increase because of the growth and aging of the population in coming decades. The report, "Annual Report to the Nation on the Status of Cancer, 1973-1999", was published in May 2002 by the NCI, ACS, the North American Association of Central Cancer Registries, the National Institute on Aging ("NIA"), the Centers for Disease Control and Prevention, the National Center for Health Statistics, and the National Center for Chronic Disease Prevention and Health Promotion. The report concludes that the most important risk factor for cancer is age. Because the U.S. population is both growing and aging, the authors focused on how, even if rates of cancer remain constant, the number of people diagnosed with cancer will increase. The authors projected the cancer burden in about 50 years from now by applying U.S. Census Bureau population projections to current cancer incidence rates. The authors anticipate a doubling from 1.3 million people to 2.6 million diagnosed with cancer. NIA Director Richard J. Hodes, M.D. notes that, "The data presented in the report underscore a critical need for expanded and coordinated cancer control efforts to serve an aging population and reduce the burden of cancer in the elderly."

Such findings - combined with pressure from a variety of sources including women's action groups - have led health care systems across the globe to put more emphasis on early detection and screening. A woman's chances of surviving breast cancer improve tremendously with early diagnosis. According to the ACS, the five-year survival rate decreases from 98% to 76% after the cancer has spread to the lymph nodes, and to 20 % after it has spread to other organs such as the lung, liver, or brain. As well, early detection can reduce the need for biopsies and surgery, reduce the debilitating effects of therapy and reduce the cost of treatment. However, according to the ACS, traditional mammography devices do not detect, on an average, 10-15% of breast cancers. Therefore, the demand for more effective diagnostic devices, as well as for more screening is expected to grow. The WHO states that if facilities are available, screening by mammography alone - with or without physical examination of the breasts, plus follow-up of individuals with positive or suspicious findings - will reduce mortality from breast cancer by up to one-third among women aged 50-69 years.

Breast cancer screening is generally recommended as a routine part of preventive healthcare for women over 20 (approximately 90 million women in the United States). For these women, ACS has published guidelines for breast cancer screening including: (i) monthly breast self-examinations for all women over 20;
(ii) an initial mammogram for women by the time they reach age 40; (iii) a mammogram every one to two years for women between 40 and 49; and (iv) an annual mammogram for women age 50 or older. As a result of family medical histories and other factors, certain women are considered at "high risk" of developing breast cancer during their lifetimes. For these women, physicians often recommend close monitoring, particularly if an abnormality involving an increased risk of developing breast cancer has been detected.

Spending in the health care sector has risen dramatically in recent years. According to the U.S. Census Bureau, health care expenditures in the United States more than quadrupled between 1980 and 1999, increasing from US$247.3 billion to approximately US$1.2 trillion. The United States and Canada are estimated to be among the world's top five per capita spenders on health care. As a result, purchasers of medical diagnostic imaging devices in North America, which include hospitals, group purchasing organizations, specialized imaging centers, research institutes and medical clinics, are striving to reduce costs while offering superior service to patients. They are demanding devices that provide the most complete information possible, that are reliable and that are safe for both patient and doctor.

Diagnostic Mammography Devices

Current methods of detecting breast cancer typically include physical examination by the patient or a medical professional and conventional X-ray mammography. Conventional X-ray mammography is commonly used for both routine breast cancer screening and as a diagnostic tool. A mammogram based on this technology produces an image on film of the internal structure of the breast that is intended to display lesions as white spots against the black and/or white background of normal tissue. If a suspicious lesion is identified, or if other breast cancer symptoms are present, an additional diagnostic mammography is typically ordered. In a diagnostic mammogram, radiologists seek to analyze suspicious lesions. However, a conventional X-ray mammogram has only a limited ability to identify early stage tumors or tumors in women with radiodense breast tissues (most women have radiologically dense breast tissues). The limitations to conventional X-ray technology means that, radiologists frequently have difficulty in differentiating between malignant and benign tumors.

If a radiologist cannot reach a conclusion on the nature of the lesion or tumor, an ultrasound exam is often required. To determine if a lesion is malignant or benign, a breast biopsy will typically be performed on the potentially malignant tissue. In the United States there are approximately 30 million screening mammography procedures conducted annually, of which some three million require additional testing and 800,000 cases require a biopsy. A biopsy involves the use of a needle or surgery in order to remove fluid or fragments of tissue. Patients who are referred to biopsy are usually required to schedule the procedure in advance and generally must wait up to 48 hours for their biopsy results. Only one fifth of biopsies reveal cancer. This means that in a majority of cases a patient without cancer has undergone an expensive procedure, which is often painful, can result in scarring and gives rise to considerable anxiety. Moreover, X-ray mammography exposes patients to potentially harmful ionizing radiation and requires painful procedures designed to compress the breast in order to produce a clearer image.

Some companies in the X-ray mammography field are developing digital X-ray systems that are expected to overcome some of the limitations inherent in conventional X-ray technology. Digital X-ray does not print images on photographic film. Instead, images are captured electronically and viewed on a computer monitor. This permits the radiologist to change magnification, brightness and contrast after the image is produced in order to show cancers more clearly. It also means that the image can be transmitted electronically and does not require costly processing associated with film. While digital X-ray systems represent an improvement over conventional X-ray and are therefore likely to gain market acceptance, they will not eliminate all of the limitations associated with X-ray technology. For example, digital X-ray still requires ionizing radiation and painful compression, and has a limited ability to image dense breast tissue. This is because digital X-ray systems are only an enhanced version of the existing conventional X-ray technology. In order to reduce costs and the pain and suffering of patients along with improving the early detection of cancer, a new technology is needed. The Company believes that its time domain based imaging solution, SoftScan(R), offers an improved solution that will address the limitations of both conventional and digital X-ray systems.

New Technologies

Until recently, light-based imaging techniques were not sophisticated enough to detect anomalies in human tissue. The scattering effect of human tissue on optical signals, the insensitivity of existing instrumentation and the difficulties of analyzing the image captured by the existing technology have been the major obstacles to using light-based techniques in breast cancer detection.

Recent advances in laser technologies and semiconductor detectors, coupled with powerful new software algorithms, now permit the development of more accurate detection and diagnostic systems. These next generation optical digital systems are not limited to providing a two-dimensional image that is dependent on the processing of film, but are instead able to produce a computer generated image of human tissue. The new technologies that underlie optical digital imaging include: continuous wave imaging, frequency domain imaging and time domain imaging. Continuous wave imaging uses a laser source with a continuous output and a solid state detector which monitors signal strength. Frequency domain imaging uses the same type of laser source but an alternating signal modulates the intensity of the laser's output. Time domain based digital imaging technology uses a laser to produce high peak energy pulses of very short duration with a high repetition rate and a detector to measure signal strength over time.

Since time domain optical imaging technology has the capacity to measure a larger bandwidth than either frequency domain or continuous wave optical imaging technologies, it is fully expected that the additional information will result in the superior performance of time domain optical imaging for the diagnosis and detection of breast cancer.

Since its inception, the Company has concentrated on developing time domain technology. The Company believes that it is an industry leader in the development of applications of this technology to the medical diagnostic imaging sector. To the Company's knowledge, no company other than ART has publicly acknowledged that it is currently working with time domain based imaging technology.

                             BUSINESS OF THE COMPANY

Corporate Strategy

The Company's principal goal is to become a leading provider of optical imaging solutions to the biomedical sector. In order to achieve this goal, the Company's strategy is to:

Maintain and Extend its Technology Leadership Position

The Company has established and will continue to extend its leadership position in the design, development and application of optical imaging solutions for the biomedical sector based on the Company's time domain technology. To this end, the Company has put in place a management team with the skills and experience required to build on its technology leadership position and to sustain the accelerated growth that the Company anticipates will flow from market acceptance of its products. The Company will also continue to add to the team of scientists and specialists that drive its in-house research and development program. The Company believes that its in-house research and development capabilities will provide it with a competitive advantage in the speed with which it can develop and convert its proprietary technology into products targeting high growth market segments.

Pursue High Growth Segments within the Diagnostic Imaging Market

The overall markets for diagnostic imaging devices and small animal laboratory instruments are already large and are expected to continue growing in the future. Within these markets there are segments, such as digital mammography and molecular imaging, that have substantially higher growth rates than other segments. The Company's strategy is to focus on product development efforts to meet the needs of these high growth market segments, and to deliver products quickly and efficiently with a view to maximizing ART's growth and profitability. In order to bring its products to market rapidly and establish a "first to market" presence, the Company pursues strategies designed to secure, when applicable, regulatory approval for its products as quickly and efficiently as possible.

Leverage its Technology to Develop New Products

By leveraging its knowledge and expertise with respect to medical and bio-optical applications for its technology, the Company will continue to develop new applications, which complement or add to its existing product line. ART may also acquire technologies that will allow the Company to complement or expand its existing product line. At the same time, the Company will exploit opportunities to develop applications of its proprietary technology to the small animal molecular imaging sector, which will not require regulatory approval from the health authorities thus allowing a faster time-to-market. In the longer term, the Company intends to pursue opportunities to apply its optical imaging technology to challenges beyond breast cancer and drug development. These challenges include new possible applications of the SoftScan(R) technology to the fields of neurology and cardiology, and with respect to prostate cancer. Through continuous market data gathering and analysis, ART will ensure that its "quick to market" capability is focused on products with identified needs in market segments which are attractive to the Company.

Expand Strategic Relationships and Alliances with Industry Leaders

To facilitate early entry into its target markets, ART is actively pursuing strategic relationships with leading organizations. This is particularly important in the biomedical sector because strategic relationships can prove instrumental in ensuring that a new product gains broad market acceptance, bringing a company's product to market through a well-developed and extensive service and distribution network. Developing strategic relationships can also help ensure that the Company complements its in-house research and development with knowledge gained from leading research organizations working in the same field. The Company will also continue to expand other relationships in order to secure market acceptance of its products, including relationships with hospitals, group purchasing organizations, imaging centres, research institutes and medical clinics, while maintaining and developing relationships with other biomedical technology industry leaders.

Corporate Objectives

ART's mission is to be recognized as world leader in bio-optical imaging markets by developing and commercializing innovative technologies and products that detect anomalies and visualize biological phenomena and processes in living systems. The Company has set short, medium and long-term objectives in order to reach its goal of becoming a leading provider of optical imaging solutions to the biomedical sector. In the short-term, the Company intends to complete clinical trials for SoftScan(R) in accordance with its regulatory strategy which seeks to obtain approval for SoftScan(R) as an adjunct diagnostic device to X-ray mammography as a first clinical indication. At the same time, the Company will pursue the commercialization of its SAMI(TM) (Small Animal Molecular Imager) device through its exclusive worldwide distributor, GE Medical Systems. The Company believes that its pre-clinical optical imaging technology can be brought to market quickly because it will not be used on humans and will not be subject to regulatory approvals by health authorities. The Company anticipates that revenues generated from this first commercial application for small animals could assist in funding further research to adapt optical molecular imaging for human applications. In the medium-term, the Company plans to secure regulatory approval for SoftScan(R), first in Canada, then in the United States, and thereafter in Europe. The Company will proceed to commercialize SoftScan(R) as soon as it has obtained approval for its first indication.

The Company will continue its research and development program with the long-term objective of developing and commercializing new technologies and additional products that fit with the Company's vision and mission and that complement or add to its product line.

The Company's Products

SoftScan(R)

Overview

      ART has developed SoftScan(R), a device for detecting, diagnosing and characterizing breast disease. SoftScan(R) uses time domain optical imaging technology, which the Company believes is the most promising technology for purposes of detecting, diagnosing and characterizing breast cancer. SoftScan(R) is designed to help address a critical and unmet need in breast tissue analysis: the need for a device which provides functional information about a tumor. Furthermore, SoftScan(R) is also expected to be effective for imaging and diagnosing diseases in radiologically dense breasts, which represent a large population, particularly of young women, and which also comprises a large proportion of pre-menopause women. It is essential to be able to provide an effective imaging solution for this group since the younger a women, the more devastating breast cancer will be if undetected.

Using SoftScan(R), the Company believes that medical practitioners will be able to obtain data about key aspects of breast cancer which were not previously available simultaneously, such as tissue perfusion and blood oxygen content. Time domain optical imaging technology provides a more realistic description of the tissue being imaged by allowing the separation of light which is scattered in the tissue from light that is absorbed. This leads to a more accurate measure of tissue perfusion and metabolism in the breast. For example, an active tumor would have high metabolism and would require a high level of tissue perfusion, which is an indicator of angiogenesis, to survive and metastasize (spread).

The Company anticipates that SoftScan(R) will have major advantages over other breast imaging devices for a number of different groups, including patients, medical practitioners and health care providers (i.e. governments, insurance companies and health management organizations that pay for such devices).

Some of the key anticipated advantages are set out below.

            --------------------------------------------------------------------
            GROUP                ANTICIPATED ADVANTAGES
            --------------------------------------------------------------------
            Patients                o  No painful compression of breast.

                                    o  No harmful ionizing radiation.

                                    o  Early detection of anomalies.

                                    o  Improved diagnosis and quality of care;
                                       and

                                    o  Reduction in need for painful biopsies.

            --------------------------------------------------------------------
            Medical Practitioners   o  Higher degree of precision in diagnosis
                                       and treatment.

                                    o  Ability to image the breast and the
                                       axillary area (area between the breast
                                       and armpit).

                                    o  Ability to image patients as many times
                                       as needed, without ionization.

                                    o  Ability to image patients (i) with
                                       radio-dense breast tissue, (ii) who have had breast surgery, (iii) and who are on hormonal replacement therapy.

                                    o  Ability to distinguish malignant tumors
                                       from benign tumors.

                                    o  Ability to monitor breast cancer
                                       treatments; and

                                    o  Ability to tailor treatment to individual
                                       needs.
            --------------------------------------------------------------------
            Health Care Providers   o  Increased productivity; and

                                    o  Decrease in treatment costs and
                                       operational costs.
            --------------------------------------------------------------------

Technology

SoftScan(R), which is based on time domain optical imaging technology, represents the first generation of a computerized time-resolved optical breast imaging system. This system measures photon migration through the breast at many optical wavelengths, selected to be sensitive to clinically significant physiological parameters in breast tissue. The technique consists of launching brief pulses of near-infrared energy into the breast and measuring the temporal distribution of the emerging photons on the far side of the breast. The temporal point spread function ("TPSF") of the photons is used to mathematically derive the absorption and scattering coefficients for the pixel or scanner position imaged.

The SoftScan(R) system is comprised of an optical acquisition unit, a patient table, scanning accessories and a processing and display workstation installed on a separate mobile table. In a clinical setting, the SoftScan(R) system can be located and installed in any type of space similar in size to an X-ray mammography suite. The laser emitter and the detectors of the SoftScan(R) system are located opposite each other, on the outside of the stabilizing plates. These two components travel together in a raster pattern over the breast.

The data collected by the detection module during the sweep is channelled to the computer for processing by SoftScan(R) proprietary algorithms. Once the scan is complete, the raw data are saved on CD-ROM and transferred to an inspection station where the data is analyzed with the help of the SoftScan(R) algorithms. The program proceeds to reconstruct a curve representing the intensity of captured photons as a function of time for each point in the scan. From this curve, the optical parameters (absorption and scattering) of the tissue scanned at each point are extracted.

The result is a functional map that provides information about tissue perfusion and blood oxygen content that traditional anatomical imaging modalities do not generate. Moreover SoftScan(R)'s time domain optical technology captures a greater amount and quality of data than other optical imaging technologies, including those based on continuous wave technology. Continuous wave optical technology is not able to separate light scattering and absorption coefficients because it predominantly provides surface tissue information, as opposed to time domain optical technology which obtains information from deeper tissue. The Company believes that SoftScan(R)'s ability to determine whether lesions are malignant or benign at an earlier stage through functional imaging will offer a solution to the limitations inherent in other technologies.

The addition of functional information in the clinical process is an important development. This is because functional data provided by SoftScan(R) enables a medical practitioner to see two of the features which often accompany cancer: increased tissue perfusion due to angiogenesis, which is the formation of new small blood vessels; and the low oxygen saturation of this blood due to a localized increase in metabolic activity generated by a cancer's rapid growth. SoftScan(R) will therefore enable practitioners to identify key aspects of breast cancer simultaneously, thereby facilitating the determination of whether a tumor is malignant or benign.

In addition, unlike conventional and digital X-ray, SoftScan(R)'s imaging technique will not subject the breast to invasive procedures or harmful ionizing radiation and will not require painful compression of the breast during the imaging procedure.

The Company believes that this technology will improve diagnostic and treatment practices, thereby helping to save lives and, in turn, saving the medical system millions of dollars in patient work-up, treatment and post-treatment costs. Due to its functional imaging capability, the Company believes that SoftScan(R) has the potential to assist the medical community at two levels: (i) by being a significantly different option chosen by practitioners to assist in diagnosis and treatment decision making; and (ii) by permitting monitoring and repeated follow-up imaging (due to the absence of ionizing radiation) that will assist in monitoring the success of the selected treatment.

Strategic Alliances

To facilitate early market entry, the Company seeks strategic alliances with market leaders who could be instrumental in bringing the Company's product to market quickly and efficiently through a well developed and extensive distribution capability. The Company expects that global medical market leaders offering a range of screening and diagnostic devices will wish to enhance their own competitive position by being able to offer cutting edge diagnostic devices that complement new detection devices such as digital X-ray.

The Company has signed a research agreement with MGH, a teaching hospital affiliated with Harvard Medical School, which has one of the largest hospital-based research programs in the United States. In addition, the Company has benefited through agreements with the INO, which employs more than 185 scientists and technologists focused on pursuing innovative research in the optics field. ART has also concluded a research agreement with CenSSIS. As a CenSSIS partner, ART will have complete access to, and the ability to leverage, all core results from

CenSSIS thus accelerating ART's development process. ART will also have the opportunity to benefit from GE Medical Systems' expertise through its strategic alliance with this company. ART and GE Medical Systems have signed multi-year agreements in which GE Medical Systems will develop with ART new optical molecular imaging applications and help market, manufacture and distribute SoftScan(R).

Regulatory Process

Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of medical devices. Sales of medical devices in Canada are subject to regulation principally by Health Canada's Therapeutics Products Directorate (TPD). To secure TPD approval, the Company must demonstrate that: (i) as a diagnostic device, the device provides information that measurably contributes to a diagnosis of a disease or condition, (ii) the device is safe, and (iii) the device has been designed, developed and manufactured in compliance with appropriate quality standards. In the Canadian context, it is estimated that Health Canada's TPD review process may take up to 120 days once the medical device license application has been submitted.

In the United States, the FDA classifies medical devices intended for human use into three classes: Class I, Class II, and Class III. In general, Class I devices are products with respect to which the FDA can determine that safety and effectiveness can be reasonably assured by general controls relating to such matters as permitted changes to the product, misbranding, registration, notification, records and reports, and good manufacturing practices ("GMP"). Class II devices are products with respect to which the FDA determines that these general controls are insufficient to provide reasonable assurance of safety and effectiveness, and that therefore require special controls such as the promulgation of performance standards, post-market surveillance, patient registries, or such other actions as the FDA deems necessary. Class III devices are devices with respect to which the FDA has insufficient information to conclude that either general controls or special controls would be sufficient to assure safety and effectiveness, and which are life-supporting, life-sustaining, of substantial importance in preventing impairment of human health (e.g. a diagnostic device to detect a life-threatening disease), or which present a potential unreasonable risk of illness or injury. Devices in Class III, such as SoftScan(R), require pre-market approval ("PMA") before they can be distributed as a medical device. Pre-market approval by the FDA is a process of scientific review to ensure the safety and effectiveness of a medical device.

To obtain FDA approval to market a medical device such as SoftScan(R), the FDA requires, among other information, proof of safety and efficacy obtained as a result of human clinical trials, usually performed under an Investigational Device Exemption ("IDE"). An IDE application must contain pre-clinical test data, information on manufacturing processes and procedures, and proposed clinical protocols. If the FDA approves the application, and upon approval from an Institutional Review Board ("IRB"), human clinical trials may begin in the United States. The results obtained from these and any other trials, if satisfactory, are accumulated and are submitted together with other information on the device to the FDA in support of a PMA application.

To obtain the FDA's approval in the case of a diagnostic device, the PMA application must demonstrate that: (i) the device provides information that measurably contributes to a diagnosis of a disease or condition, (ii) the device is safe, and (iii) the device has been designed, developed and manufactured in compliance with the Quality Systems Regulation ("QS"). The QS include testing, control and documentation requirements. Upon receipt of the PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will file the application. Once a PMA application has been filed, the FDA has up to 180 days to conduct its review. The review time may be extended by the FDA as it may request more information. During the review period, an advisory committee may also evaluate the application and provide recommendations to the FDA as to whether the device should be approved. In addition, the FDA will inspect the manufacturing facility to ensure compliance with the FDA's GMP requirements prior to approval of a PMA application.

Sales of medical devices are also subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for Health Canada and FDA clearance or approval, and the requirements may differ. The laws of certain European and Asian countries may permit the Company to begin marketing SoftScan(R) in Europe and Asia before marketing would be permitted in the United States. In order to sell its products within Europe, the Company is required to achieve compliance with requirements of the Medical Devices Directive ("MDD") and affix a CE mark (Conformite Europeenne, French for "European Conformity") on its products to attest such compliance.

The Company has selected DataMedix Corporation, a U.S. based contract research organization ("CRO") with considerable experience in breast cancer imaging clinical programs, to help formulate its regulatory strategy and clinical plans in the United States and Canada. The Company is also in the process of selecting its Notified Body for Europe. A Notified Body is a certification body from the private sector, which is authorized to assess a manufacturer's compliance with the MDD. Such compliance will enable the Company to affix a CE mark on SoftScan(R).

The length and breadth of the clinical program that a medical diagnostic imaging device must go through is dependent upon the claims (intended uses) that the company seeking approval wishes to make with respect to its device. For instance, if the device is intended to be used for general screening mammography, the clinical program will most probably have to span several years, as patients will have to be monitored for a lengthy period to assess screening effectiveness, with a sample of thousands of patients being required. This process would have to be completed before the Company could apply for and obtain marketing approval for the device. If the device is instead intended to be used as a diagnostic device complementary to X-ray mammography in a sub-population of patients, for example, those who have dense breast tissue, then the clinical program can be completed much more rapidly, follow-up monitoring will not be required and the sample of patients that need to be studied will be significantly smaller.

The Company is pursuing a strategy that will see SoftScan(R) proven safe and effective as an adjunct diagnostic device to X-ray mammography in clinical trials for certain targeted groups of women. Parallel clinical studies will also be undertaken to prove that the device is safe and effective as a breast cancer pre-operative chemotherapy-monitoring device for women. The Company believes that the regulatory strategy adopted with respect to SoftScan(R) will ensure that diffusion of the Company's technology occurs through well-conceived steps, ensuring that SoftScan(R) gains broader acceptance within the medical community.

The PMA application process has in the past frequently been a lengthy and expensive one for many companies. However, the Company will seek to take advantage of reforms enacted in the FDA Modernization Act of 1997 ("FDAMA") in order to file for expedited review of its PMA application. The FDAMA requires the FDA to focus its resources on the regulation of those devices that pose the greatest risk to the public and those that offer the most significant benefits with the intention of accelerating the introduction of safe and effective devices. The FDAMA reforms are designed to create a collaborative review process that will reduce PMA application review times. The Company will seek to take advantage of this new regulatory environment to obtain expedited review of SoftScan(R). In particular, the Company will use the following approaches, which are now permitted:

1. The Company will seek to eliminate having to submit an IDE application prior to conducting its pivotal trial by establishing that the use of SoftScan(R) represents no significant risk to the patient as an adjunct diagnostic device to X-ray mammography.

2. The Company will seek to submit the PMA application using an approach that permits blocks of data to be submitted as they become available (modular approach). The Company expects that it will have available and will therefore file pre-pivotal clinical data, as well as the product design data, prior to the final clinical data results becoming available. The FDA will review these blocks of data and, if satisfied, will give its approval up to 90 days after each block submission. The Company believes that it should therefore be able to accelerate approval of its PMA application after the submission of its pivotal clinical trial results.

3. The Company will work closely with the FDA to update it as to the status of available data, and to resolve issues speedily. The Company intends to follow strict methodology and quality assurance protocols in order to speed up the approval process.

The same pre-clinical and clinical data relating to SoftScan(R) will be used for regulatory applications in the United States, Canada and Europe. Laboratory studies and initial studies have already been concluded. Pre-clinical trials have been successful in verifying a methodology for constructing an image, which includes a method for acquiring data and tools for composing an image with that data. In addition, all relevant theoretical and simulation work was validated through its application to a simulated biological system.

Pilot Trial Results

In the first pilot trial conducted in Montreal and Quebec City, nine healthy volunteers were scanned with a prototype of SoftScan(R). This trial was successful in proving the principle that the healthy human breast is relatively uniform in its optical coefficients and that it varies somewhat in density -- both of which were expected results. In addition, no adverse safety effects were detected within the group of volunteers. Furthermore, this trial helped improve the prototypical design of SoftScan(R).

In September 2000, the second pilot trial was completed in Quebec City. Thirty-one (31) patients were scanned according to a pre-determined methodology. The primary purpose of this trial was to evaluate SoftScan(R)'s effectiveness in capturing and analyzing the variations in optical parameters caused by breast lesions, both benign and malignant and to assess SoftScan(R)'s effectiveness in capturing and analyzing the variations in optical parameters in radiologically dense breasts, in breasts where surgery has been performed as well as those of women on hormone replacement therapy. SoftScan(R) effectively imaged a variety of breast characteristics and disease conditions, including cysts, solid benign lesions, and malignant lesions. This trial also evaluated whether there were any adverse effects within the group of volunteers and no adverse events were reported.

The study demonstrated that interactions between the emitted, pulsed laser energy and human tissue in the SoftScan(R) system are neither harmful nor cumulative. ANSI (American National Standard Institute) Z136.1-2000 and ANSI Z136.3-1996, the recognized standards for the safe use of lasers in health care facilities were followed in safety evaluations and system design for the SoftScan(R) system. Thermal effects on the skin are very unlikely because the laser is operating at only 20-50% of the maximum permissible exposure, which is the level at which a heat effect might be felt. Internal software communication between the laser, scanner and main processor includes a safety feature that closes the laser shutter if the scanner stops moving.

The primary objective of the SoftScan(R) second pilot trial was to assess the feasibility and safety of SoftScan(R) in detecting breast anomalies and in differentiating malignant lesions (i.e., cancer) from other anomalies. Test volunteers first underwent X-ray mammography, and then were imaged with SoftScan(R). The optical images were then compared to X-ray mammography and biopsy findings by a trained breast radiologist. The sample included women with a variety of breast characteristics and disease conditions, including cysts, solid benign lesions, and malignant lesions. Results of the trial revealed that SoftScan(R) effectively imaged three of the four malignancies (one was outside the scan area), three of the six solid benign lesions (two were outside of the scan area), and six of the seven cysts. SoftScan(R) was also able to identify scar tissue. All lesions detected by SoftScan(R) were later confirmed by biopsy.

Ongoing Studies

In May 2002, the Company began a clinical study with SoftScan(R) in collaboration with the McGill University Health Center ("MUHC") after having received formal approvals from both Health Canada and the MUHC Royal Victoria Hospital Research Ethics Board to go forward with this study. The objective of this study was to validate and optimize patient positioning and the latest configuration changes made to the SoftScan(R) device.

In June 2003, ART began the multi-centre clinical trial for SoftScan(R), with Sunnybrook and Women's College Health Sciences Centre as the first approved clinical site.

In September 2003, ART announced the start of a multi-centre clinical trial for SoftScan(R) with the Ottawa Regional Women's Breast Health Centre at the Civic Campus of The Ottawa Hospital as one of the approved clinical site.

The Company has already undertaken informal consultations with the FDA and will continue to do so, thus ensuring that the most efficient approach to regulatory approval is agreed upon. In Canada, consultations with the TPD are ongoing. Consultations with key European jurisdictions (e.g. United Kingdom, France and Germany) will be undertaken at the appropriate time.

Based on past industry experience, the Company expects that approvals will be granted in Canada and Europe somewhat faster than in the United States. The following chart sets out the steps through which the Company currently anticipates SoftScan(R) will proceed.

----------------------------------------------------------------------------------------------------------------------------------
                                                                        CLINICAL
                                                                   VALIDATION (TISSUE         CLINICAL                FDA/TPD/
                      2nd PILOT              ENGINEERING            CHARACTERIZATION)         PIVOTAL                 EUROPEAN
                     (CONTROLLED)              STUDIES                   STUDIES              TRIALS                 AUTHORITIES
----------------------------------------------------------------------------------------------------------------------------------
Purpose           Evaluate safety and      Validate design         Demonstrate clear     Verify safety and      Review process and
                  effectiveness in         changes and optimize    diagnosis regardless  effectiveness in       approval.
                  patient volunteers.      performance in order    of breast             patient volunteers.
                                           to improve data         characteristics of
                                           quality, reduce scan    various patient
                                           time and improve        volunteers.
                                           breast coverage.
----------------------------------------------------------------------------------------------------------------------------------
Test Population   31 patient volunteers.   Ongoing studies.        Up to 600 patient     400-800 patient        n/a
                                                                   volunteers.                                  volunteers.
----------------------------------------------------------------------------------------------------------------------------------
Time Frame        Completed in 2000.       Ongoing since May       Ongoing since June    Expected to            Approvals expected
                                           2002.                   2003.                 start in 2004.         in 2005.
----------------------------------------------------------------------------------------------------------------------------------

In addition to the FDA regulatory standards, the Company is also currently in the process of implementing international standard ISO 13485 and EN 46001 (Quality System - Particular Requirements for Medical Devices), which will be required to obtain regulatory approval in Canada and Europe.

Timing of Regulatory Approval Basis

The Company expects to initiate its pivotal trial in 2004. Regulatory applications will then be submitted in the United States, Canada and Europe. The Company expects approvals for its SoftScan(R) optical breast imaging device in most of these jurisdictions starting in 2005. While the Company believes that this is a reasonable timeframe, there can be no assurance that the Company will successfully adhere to this schedule due to the unforseeability of the regulatory approval process. Among other matters, regulatory authorities may require additional pre-clinical and clinical data than what is initially submitted by the Company and may reject or disallow the Company's claims and conclusions.

Third Party Reimbursement Criteria

Most physicians prescribe the use of external procedures and imaging modalities when there are approved payment codes acceptable for third party reimbursement (e.g., insurance, Medicare, etc.) to enable patients to obtain medical treatment payment assistance. The Centers for Medicare and Medicaid Services ("CMS") formerly known as the Health Insurance Care Finance Administration ("HICFA") is the agency in the United States that establishes, for Medicare/Medicaid, a payment code approval for certain imaging modalities for particular suspected ailments. Generally, CMS does not reimburse for use of new technology unless the technology has obtained FDA approval. Most insurance companies' reimbursement plans establish reimbursement for their clients based upon the companies own experience, and for new procedures or imaging modalities, based upon CMS's determination. The Company believes that SoftScan(R) will meet insurance companies' reimbursement criteria once FDA approval is obtained.

Target Market

The Company expects that demand for SoftScan(R) will in part be tied to changes in purchasing criteria for medical devices. These purchasing criteria are evolving in a manner that the Company believes will provide its products with significant competitive advantages. Traditional models based on return on investment are being displaced by models designed to assess the cost of new equipment relative to the overall cost to the health care system for a patient in whom a disease has initially gone undetected, and who therefore requires more substantial treatment in the long term. Furthermore, insurance companies are increasingly placing importance on devices that fill a real clinical need and are able to provide a useful clinical outcome for the patient. Because SoftScan(R) is designed to provide new functional information about the early stages of breast cancer, the Company believes that it will provide clinical information not easily available currently as well as help reduce expenditures that might otherwise have been required if the cancer had gone undiagnosed.

According to the American Cancer Society, it is estimated that in the United States over 203,000 women will get breast cancer every year. In the United States, breast cancer kills nearly 40,000 women every year. In Canada, it is estimated that more than 20,000 women per year get breast cancer and that over 5,500 women die of breast cancer every year. Over the years, the ability to treat breast cancer has improved; the five-year survival rate for localized breast cancer has increased from 72% in the 1940s to nearly 96% today. However, if the breast cancer has spread regionally, the survival rate is 78% and if it has metastasized, the survival rate falls to 21%. In other words, survival is ultimately dependent on when the cancer is first diagnosed: the earlier it is diagnosed, the better the chances that a woman will have a longer life. Furthermore, the more accurately tumors can be targeted and characterized and the more efficiently the effects of treatment can be determined, the more effectively breast cancer can be treated. The Company believes that functional imaging can play a new and important role in detecting, diagnosing and characterizing tumors and in characterizing the course of cancer treatment.

In recent years there has been significant consolidation in the U.S. health care sector. In particular, distribution channels have seen hospitals join together to form integrated health networks and have also seen the growth of major group purchasing organizations ("GPOs") that purchase medical devices and other medical equipment and drugs. Currently, three major hospital GPOs account for nearly 30% of hospital purchases of medical devices in the United States. The Company believes that GPOs will dominate spending for medical equipment and drugs. Furthermore, the Company believes that because GPOs have very large budgets that cover expenditures ranging from devices designed to detect cancer to devices and drugs designed to treat cancer, they are prepared to make additional investments in devices designed to detect, diagnose and characterize cancer more effectively if it means that the cost of doing so will be more than offset by a reduction in expenditure on devices and drugs used to treat cancer. The Company believes that SoftScan(R)'s ability to detect, diagnose and characterize cancer more effectively than other technologies will provide compelling economic and clinical logic for GPOs and other purchasers to invest in this technology.

Marketing and Distribution

The Company's marketing and distribution strategy is two-fold: the first component is linked to its regulatory strategy, which is designed to give it a "first to market" advantage and to ensure broad distribution and market acceptance. On October 22, 2002, ART and GE Medical Systems, a unit of General Electric Company, signed a multi-year strategic manufacturing/commercial/R&D and financial alliance. Under the SoftScan(R) Commercial Alliance Agreement (the "SoftScan(R) Agreement"), GE Medical Systems will manufacture and distribute globally SoftScan(R) as of the full-production phase (the phase following the clinical and pre-production phases). Prior to the full-production phase, ART will manufacture the SoftScan(R) device. During the pre-production phase, GE Medical Systems' specialists will receive SoftScan(R) specific training in order to prepare for commercialization, with a focus on using GE Medical Systems' distribution channels. The further commercial terms of the SoftScan(R) Agreement will be negotiated once regulatory approval for the SoftScan(R) device has been obtained. Under the Research and Development Alliance Agreement, GE Medical Systems and ART will jointly collaborate on research and development projects in the field of optical molecular imaging. Also, GE Medical Systems agreed to make an investment of US$3.0 million in the share capital of ART. The closing of this investment occurred on November 15, 2002, and was effected by way of private placement.

The second component of the marketing and distribution strategy is linked to the unique advantages of functional imaging. The Company will seek indications where SoftScan(R) can fill a true unmet clinical need.

Moreover, the Company also believes that it is important to familiarize breast cancer action groups with SoftScan(R). Third-party alliance building is instrumental in introducing women to SoftScan(R), as well as creating public awareness of the product. Initiating third-party outreach will allow ART to build awareness, identify opportunities to leverage cooperative patient and physician education programs, explore opportunities for distributing educational materials and position ART as a leader in cancer detection, diagnosis and characterization technology.

Several groups have been identified in the United States and Canada. For example, in the United States, ART has identified several advocacy groups including the National Alliance of Breast Cancer Organizations, the Susan G. Komen Breast Cancer Foundation and other leading action groups. In Canada, ART has initiated contact with Breast Cancer Action, which is part of the Canadian Breast Cancer Network.

Competition

The breast cancer field has many devices that provide good anatomical information. However, safe functional imaging devices are not as prevalent. Optical imaging devices are not yet on the market, and the Company believes that SoftScan(R)'s ability to identify early stage tumors and to determine whether they are malignant or benign through functional imaging will offer a solution to the limitations inherent in the other technologies which provide anatomical information.

The Company also believes that because the regulatory process and the need for major strategic alliances pose significant barriers to entry for new players in the medical diagnostic imaging market, the Company has or will have a significant competitive advantage. To the Company's knowledge, no company other than ART has publicly acknowledged that it is currently working with time domain based optical imaging technology.

Research and development

The Company conducts the majority of its research and development activities in-house. The Company has assembled a core team of high-level scientists, most of whom hold specialized doctorates in the fields of biomedical imaging, medical engineering, electro-optics, spectroscopy and modelling. As of September 30, 2003, the Company had 40 employees directly engaged in research, development and engineering work with respect to SoftScan(R) and molecular imaging related products. The Company's in-house research and development efforts are focused primarily on completing the development of SoftScan(R) and researching new applications for its proprietary technology.

In addition to its in-house research program, the Company collaborates with academic and research institutions, including MGH and the INO, which is working with the Company on the SoftScan(R) project and other related projects, to support research in areas of interest to the Company.

Since inception, the Company has invested approximately US$23.3 million (before applying investment tax credits of US$2.4 million) into the development of its proprietary time domain optical technology. The Company has been able to control its research and development costs as a result of the following factors: (i) extensive in-house expertise; (ii) strong collaboration agreements with leading research institutions; and (iii) its ability to leverage effectively its knowledge of applications of optical imaging technologies.

SAMI(TM)

Molecular Imaging Overview

ART has developed the Small Animal Molecular Imaging device ("SAMI(TM)") to answer an unmet need in the drug development process and in basic research by allowing scientists to track dynamic biological processes at a cellular level in a living system (in vivo). This field of research has been termed molecular imaging. Imaging is made possible by the injection of a contrast agent or a molecular probe, which highlights the cell or process of interest. The methods employed in molecular imaging are very sensitive and it is now within reach to detect the functional indications of a disease on a molecular level prior to the appearance of anatomical signs of the disease.

SAMI(TM) is an example of the Company's ability to leverage its base optical technological platform to fill a need in a leading-edge research area - that of imaging cellular and molecular events in living animals.

The Company believes that optical imaging techniques are particularly suited for molecular imaging. SAMI(TM) does not face the same regulatory hurdles as the Company's optical breast imaging device, SoftScan(R).

The Company believes that there is an important need in the drug development process for longitudinal in vivo information from animal models regarding drug targets, pharmacokinetics (drug absorption, distribution, metabolism and excretion), efficacy, toxicity and side effects. This information ultimately provides critical pre-clinical information. Standard practice is to sacrifice animals for tissue analysis or to take blood or urine at regular time points. This requires time-consuming analysis and extrapolation of in vitro data to make the data applicable to the in vivo situation. Since optical imaging is non-invasive, molecular events can be detected and characterized in real-time, and perhaps more importantly, over time, in the same animal. Following a single animal over time allows researchers to accurately monitor the effects of interventions on disease progression and outcome. This ultimately results in more specific and earlier disease diagnosis as well as improved treatment and monitoring.

Market Overview

The Company believes that the market for ART's animal imaging device is comprised of the pharmaceutical industry, specialized CROs that conduct research for the pharmaceutical industry and academic institutions.

In particular, the Company believes that SAMI(TM) can significantly improve research practices and that the advantages to the pharmaceutical industry are important. Specifically, this small animal imaging device can obtain important pharmacokinetic data from small animal pre-clinical trials. ART believes that SAMI(TM) can diminish the costs relating to the testing of small animals, as an animal can be scanned by SAMI(TM) several times a day without being harmed. This in turn permits the analysis of a greater number of different drug targets subjected to different drug candidates. Perhaps most importantly, the use of SAMI(TM) can improve the quality of small animal pre-clinical trials. These factors all speed the time to market for drugs. The information from small animal trials could also prevent drugs from entering human trials, thus potentially saving millions for the pharmaceutical industry, as human drug trials can cost between US$60 million and US$80 million per year for a single drug. The information can be used to further knowledge about the drugs that fail, and thus prevent even more flawed drugs from entering expensive animal or human trials.

Despite, and partially because of, significant advances in the early stages of drug development, such as genetic engineering and combinatorial chemistry, the time spent on drug development, excluding time required for regulating approval, has increased to more than 11 years from about 9 years in the 1980s. According to the Tufts Center for the Study of Drug Development, the cost of developing a new, novel drug is about US$800 million per drug - double what it was in the 1980s. The number of new drugs produced by the pharmaceutical industry has risen only modestly despite a six-fold increase in research spending to more than US$30 billion annually. The FDA has publicly stated, among its concerns, the need to speed and improve development and approval of new genetic and traditional drugs and medical devices.

Pressure to improve productivity is expected to greatly increase research and development expenses for an average pharmaceutical company in the coming years. Controlling clinical costs, which has outpaced discovery and pre-clinical development cost growth, will be a major factor in reducing the rapid increase in overall research & development spending.

Technology

SAMI(TM) is based on ART's imaging platform and enables an extensive characterization of fluorescent material embedded in organic tissue. The innovative design uses the dynamics of time domain light detection to extract a wealth of data from each set of measurements providing accurate, quantitative information. SAMI(TM) does not use ionizing radiation or radioactive probes. Instead, SAMI(TM) relies on the injection of fluorescent probes, which are safe, sensitive, and can be specifically conjugated to small molecules, antibodies, and proteins. In addition, SAMI(TM) provides the potential for very high sensitivity (nM concentrations).

The key features of the device, which the Company feels are valuable to the industry, are listed below:

      -     In vivo visualization of fluorescence intensity and lifetime;

      - Longitudinal studies of disease progression and regression in mice and rats;

      -     Quantitative localization of depth and concentration;

      -     Depth sensitivity for biodistribution and pharmacokinetics;

      -     Hairless, albino, and pigmented mice and rats imaging capability;

      -     Simple and reproducible animal positioning;

      - Combination of high throughput with flexible scanning options and advanced image processing capabilities;

      - Use of heated animal plate to ensure the well being of anaesthetized animals.

Regulatory Process

The sale and commercialization of animal imaging devices is not subject to the same regulatory process as medical devices for humans, and as such the Company did not seek Health Canada and FDA approval before commercializing SAMI(TM).

Over the longer term, validation of the optical molecular imaging tests conducted on small animals will make it possible to undertake clinical trials for use on humans for a variety of purposes. An optical molecular imaging device that could be used to monitor the results of treatments in the fields of oncology, cardiology or neurology would be subject to regulatory approval from Health Canada and the FDA in the United States.

Marketing and Distribution

From January 2003 through May 2003 inclusively, four large pharmaceutical companies and research centres were involved in the beta testing of SAMI(TM).

In August 2003, the Company concluded an agreement under which GE Medical Systems will act as exclusive worldwide distributor for ART's pre-clinical optical molecular imaging device. Under this agreement, GE Medical Systems will purchase SAMI(TM) units from ART and ART will retain manufacturing and sourcing for all SAMI(TM) units sold through GE Medical Systems. ART will also retain all rights to the technology and intellectual property. GE Medical Systems will be responsible for sales, distribution, training, marketing and after-sales service.

On September 19, 2003, ART announced the first sale of a SAMI(TM) device, to the National Institutes of Health (NIH) in the United States.

On October 20, 2003, ART announced the sale of a SAMI(TM) device, to Novartis Pharma AG.

Competition

Many of the imaging technologies, such as nuclear imaging, magnetic resonance imaging, computed tomography and ultrasound, originally developed for human use, have recently been scaled down to allow imaging in small animals, particularly mice.

------------------------------------------------------------------------------------------------------------------------------------
                         SAMI(TM) Competition
------------------------------------------------------------------------------------------------------------------------------------
                                                          User Requirements
             -----------------------------------------------------------------------------------------------------------------------
                                                       Fluores-    Endo-
                                                        cence     genous                                    Cost    User-   Acquisi-
             Funct- Target-  Anatom-   No radi-          Life-    Chromo-   Quanti-  Pharmaco-  Real Time  Effect-  friend    tion
Modality     ional   ed(1)   ical(2)   ation(3)  Depth  time(4)  phores(5)  tative   kinetics   /In vivo   iveness  liness    time
------------------------------------------------------------------------------------------------------------------------------------
Optical   TD    x      x                   x       x       x        x         x         x           x        x         x       x
Imaging   --------------------------------------------------------------------------------------------------------------------------
          CW    x      x                   x                                                        x        x         x       x
------------------------------------------------------------------------------------------------------------------------------------
Nuclear
Imaging         x      x                           x                          x         x                              x       x
------------------------------------------------------------------------------------------------------------------------------------
Ultrasound
Imaging         ~              x           x       x                                                x        x                 x
------------------------------------------------------------------------------------------------------------------------------------
Magnetic
Resonance       ~              x           x       x                                                                   x
Imaging
------------------------------------------------------------------------------------------------------------------------------------
Computed
tomography                     x                   x                                                         x         x       x
------------------------------------------------------------------------------------------------------------------------------------

            1:    exogenous chromophores

            2:    complementary, no direct competition

            3: radiation limits the use of an animal in longitudinal studies due to radiotoxicity

            4:    fluorescent lifetime characterizes physiological parameters

            5:    endogenous chromophores: de-/oxygenated hemoglobin, fat, water

Unlike the continuous wave optical imaging technology on the market, optical imaging using ART's time domain technology platform has the following benefits:

      - The system provides accurate surface information of the embedded fluorescent material;

      - The temporal information contained in the signal enables quantification of inclusion depth to a degree not achieved by continuous wave optical imaging systems (CW).

            The depth sensitivity obtained through time domain has been measured to be greater than with CW methods;

      - In turn, depth information leads to an accurate estimation of fluorophore concentration;

      - Fluorescence lifetime can be derived from time domain data, unlike continuous wave. This allows the distinction between different fluorescent materials. Furthermore, with an appropriately designed probe, changes in fluorescence lifetime occur with varying tissue properties such as pH, oxygenation level and calcium levels, and can thus be used to establish those properties. Additionally, ART technology does not require specially produced animals that express fluorescent proteins or bioluminescent markers.

Additionally, the imaging of small animals will assist in the transference of the technology to imaging physiological and disease processes in humans.

Quality Management

In order to achieve successful regulatory approval of its products, the Company must undergo conformity assessment of its Quality Management System by most countries, including the United States, Canada and countries in the European Union.

For FDA approval, the Company is required to comply with the Code of Federal Regulation Title 21, Part 820 (Quality System Regulation). For approval by Health Canada and European authorities, the Company is required to comply with ISO 13485 (Quality System Model for Quality Assurance in Design, Development, Production, Installation and Servicing of Medical Devices).

As part of an incremental approach to Quality System implementation and to provide a strategic advantage for the commercialization of its SAMI(TM) product, the Company has implemented its Quality Management System in compliance with ISO 9001: 2000 (Quality Management System - Requirements). This initial implementation serves as a stepping-stone for the implementation of ISO 13485 Quality Standard and FDA's 21 CFR, Part 820 Quality System Regulation.

The objective of the Company is to achieve regulatory compliance as well as customer satisfaction by conducting its business with the objective of supplying products, services and solutions, which meet requirements and exceed expectations.

Product Development

The Company continually evaluates the likelihood and ease with which complementary products, derived from its core technology or from existing products, can be introduced. For instance, SoftScan(R)'s ability to identify and differentiate between various anomalies within human tissues has led the Company to look at other possible medical applications. The development of additional products that fit with the Company's vision and mission are an integral part of the Company's strategy and a new product development team is responsible for overseeing and implementing this process. This team uses and develops various internal and external sources of ideas, concepts and innovations to further develop existing products as well as novel electro-optic technologies aimed at the bio-medical sector. The Company has established a comprehensive new product development process that takes into account market potential, technology and business factors.

ART has several development projects that fall into three principal categories:

      (a) projects that will lead to functional and cost improvement of the existing product lines;

      (b)   projects for products evolving from present technology; and

      (c)   projects for innovative products.

To help with the assessment of the requisite resource allocation, ART has created a systematic decision-making process. The first phase involves technical and commercial analysis of a project. In this first phase, technical, patent and market issues are evaluated. Based on this analysis, as well as on evaluation of the strategic and tactical attractiveness and the risk of the project, a decision is made as to whether to proceed. The second phase explores the technical and legal feasibility of the project and assesses its market positioning. The third and final phase seeks to establish significant competitive advantages and create barriers to entry for others through business best practices and global intellectual property protection. This involves performing value engineering, functional and systems specification for the product and developing prototypes. A business plan is drafted for the project and the expected technological and financial returns are assessed.

The Company has also established a competitive intelligence process using internal and external resources. The process is aimed at gathering information about existing and potential markets, technologies and existing and expected competition. This data enables the Company to anticipate or forecast the competition's reaction to ART's positioning.

The Company also has access to external research and development resources and facilities. It has ongoing contracts and activities with internationally recognized centers-of-excellence such as the INO. The Company has signed an agreement with MGH, a teaching hospital affiliated with Harvard Medical School, which has one of the largest hospital-based research programs in the United States. Furthermore, the Company has concluded a research agreement with CenSSIS, a National Science Foundation (NSF) Engineering Research Center. CenSSIS is also involved in extending the Company's product range by applying ART's core technology to other challenges in the health sector.

The Company is presently involved in extending its product range by applying ART's core technology to other challenges in the health, life sciences and other sectors.

Scientific Advisory Committee

The Company has established a Scientific Advisory Board composed of leading members of the medical and scientific community. The Scientific Advisory Board provides advice and scientific expertise to the Company on an ongoing basis. The Scientific Advisory Board is regularly informed on the development of the Company's research and development projects. The Scientific Advisory Board provides feedback and ideas intended to accelerate the development process and reduce time-to-revenue. Members of the Scientific Advisory Board also fulfill the role of external advisors involved in the project-specific system design reviews. Scientific Advisory Board members enhance the Company's innovation process and provide support for the Company's technical and scientific personnel.

The Company currently has nine members on its Scientific Advisory Board. The individuals are the following:

      Samuel Achilefu -- Dr. Achilefu is Associate Professor of Radiology, Division of Radiological Sciences at the Washington University School of Medicine. Professor Achilefu utilizes a multidisciplinary approach to discover or develop bioactive molecules for various medical applications. Specifically, his work involves the design, synthesis and performance of in vitro and in vivo evaluation of molecular beacons for use in optical, scintigraphic, ultrasonic and magnetic resonance imaging of cancer. He is also interested in the development of cancer-related multi-modal imaging and therapeutic drugs. He holds a Ph.D. in Chemistry from the University of Nancy, France, and was a Postdoctoral Research Fellow, Bioorganic/Inorganic Chemistry at Oxford University, from 1991 to 1993.

      Irving J. Bigio -- Dr. Bigio received his Ph.D. in Physics from the University of Michigan in 1974. Since then he has conducted research in laser physics, optics and applications at Los Alamos National Laboratory, New Mexico, acting as the Laser Science Program Manager and Leader of the Laser Science and Applications Group (1988-1994). Since 1986, he has focused his research on biomedical applications of lasers and optics. He holds several patents for biomedical optics instrumentation, and has received three R&D-100 Awards for the development of optical devices for biomedical applications, as well as the 1996 Federal Laboratory Consortium Award for Excellence in Technology Transfer. Dr. Bigio is currently a senior scientist in the Bioscience Division at Los Alamos, and is Professor of Biomedical Engineering and Electrical & Computer Engineering at Boston University.

      David Boas -- Dr. Boas received his B.Sc. in Physics at Rensselaer Polytechnic Institute in 1991 and his Ph.D. in Physics at the University of Pennsylvania in 1996. He has worked in the field of biomedical optics since 1992 with a focus on developing a new medical imaging technique based on diffuse near-infrared light. He has published more than 20 papers on this topic. He presently holds the positions of Assistant Professor at Harvard Medical School and Assistant Physicist at the Massachusetts General Hospital's Department of Radiology.

      Britton Chance -- Dr. Chance received two Ph.D.s -- the first in Physical Chemistry from the University of Pennsylvania in 1940, and the second in Biology from Cambridge University in 1942, as a Guggenheim Fellow. From 1942 to 1946 he worked at the MIT Radiation Laboratory, where he helped develop advanced radar systems and the Norden Bomb Sight. From 1949 until 1983 he headed the Johnson Research Foundation, as well as the Department of Biophysics and Physical Biochemistry at the University of Pennsylvania's School of Medicine, where he focused his work on the basic understanding of cell energetics. He published more than 600 refereed papers. He is founder and President of Non-Invasive Technology Inc., the holding company for his many optical imaging patents. Dr. Chance is Professor Emeritus in the Departments of Biochemistry/Biophysics at the University of Pennsylvania.

      Amir H. Gandjbakhche -- Dr. Amir H. Gandjbakhche received his Ph.D. in Physics from the University Denis Diderot (Paris 7) in 1989. From 1990 to 1995, he was Visiting Fellow, and, from 1995 to 1996, Visiting Associate at the Physical Sciences Laboratory of the Division of Computer Research & Technology (DCRT), which was part of the National Institutes of Health
      (NIH). In 1995, Dr. Gandjbakhche also received the NIH Fellows Award for Research Excellence. In 1997, he became a Senior Staff Fellow of the Laboratory of Integrative and Medical Biophysics at the National Institute of Child Health and Human Development (NICHD), NIH. Since 1999, Dr. Gandjbakhche holds the position of Investigator, Chief Unit on Biomedical Stochastic Physics at the Laboratory of Integrative and Medical Biophysics, NICHD. Dr. Gandjbakhche is an active member of the scientific community. He is namely a member of the Optical Society of America Bio-Optics Advisory Committee and a member of the Program Committee of the Optical Society of America Conferences on Advances in Optical Imaging, Photon Migration and Tissue Optics. He is also Chair of the Biomedical Optical Imaging Technical Committee of the Optical Society of America. Since the beginning of his career, Dr. Gandjbakhche has published more than 55 papers on Biophysics and Optical Imaging.

      Toby Gilsig (Chairman) -- Dr. Gilsig is the Chairman of the Scientific Advisory Board. He holds a degree in electrical engineering from McGill University and a doctorate from the Imperial College of the University of London, England. He was co-founder and CEO of M3i Systems Inc., which supplies large software systems to clients world-wide. Previously, he was Vice President of Research for Hydro-Quebec. During his wide-ranging career in science and technology he has served as Chairman of the Computer Research Institute of Montreal (CRIM) and President of the Quebec Association of Research Directors. As well as being a member of the Conseil de la science et de la technologie du Quebec, he is the Director of the Canadian Advanced Technology Association.

      Daniel Kopans -- Dr. Kopans is an honors graduate from Harvard College and he received his M.D. from the Harvard Medical School, where he graduated as a member of the Alpha Omega Alpha honors society. He is Professor of Radiology at the Harvard Medical School of Harvard University and has been the Director of the Breast Imaging Division at the Massachusetts General Hospital (MGH) since 1978, soon after completing his residency training in Diagnostic Radiology at MGH. Dr. Kopans has taught and written widely on all facets of breast imaging and is an expert in all aspects of breast cancer detection and diagnosis. He leads efforts in the investigation of methods for improving breast cancer detection and diagnosis including digital mammography, magnetic resonance imaging (MRI) of the breast, ultrasound, and nuclear medicine. He is a leading authority on breast cancer screening. Inventor, author, investigator, and educator, Dr. Kopans has authored more than 160 peer-reviewed articles on breast cancer detection and diagnosis. He is the author of a textbook on breast imaging that is now in its second edition (Breast Imaging, Philadelphia:
      Lippincott-Raven Publishers, 1998) and it is one of the standards in the field.

      Joseph Lakowicz -- Since 1988, Professor Lakowicz holds the position of Director, Center for Fluorescence Spectroscopy at the University of Maryland, School of Medicine. His work has focused on advancing the field of fluorescence spectroscopy. This involves chemical synthesis of new fluorophores, development of novel fluorescence measurements, development of instrumentation for time-resolved fluorescence, and the chemical applications of fluorescence sensing. Much of this work has resulted in inventions, patents and licensing. His laboratory is also involved in the more advanced topics of multi-photon excitation, in which molecules are excited by the simultaneous absorption of two or more long wavelength photons.

      Martin Yaffe -- Dr. Yaffe holds a doctorate in Medical Biophysics from the University of Toronto, where he teaches. He is a renowned specialist in medical imaging, more specifically in the early detection of breast cancer and chairs the Committee on Mammographic Image Quality for the International Commission on Radiological Units (ICRU). Dr. Yaffe has been working toward advancing research in the early detection of breast cancer since the start of his career, and has been involved in many important initiatives intended to improve related technologies. Among other things, he is a member of the National Council on Radiation Protection (NCRP), Quality of Mammography Committee SC-72. He also serves on several committees of the American College of Radiology. Professor and researcher in Medical Biophysics at the University of Toronto, Dr. Yaffe is currently Senior Scientist in Imaging/Bioengineering Research at the Sunnybrook & Women's College Health Sciences Centre in Toronto and a Consultant Physicist for the Ontario Breast Screening Program. Dr. Yaffe has authored many scientific communications and conferences and acts as reviewer for numerous scientific publications, including Medical Physics and the International Journal of Radiation Oncology.

Business Advisory Council

The Company has established the ART Business Advisory Council ("BAC" or the "Council") to further the achievement of ART's corporate goals and objectives. The purpose of the Council is to advise the President and CEO of ART on the overall strategic direction of the company in regards to its long-term corporate growth as well as to the marketing and commercialization of its products and services. More specifically, the Council provides advice on such matters as business and corporate development, market segmentation, customers and end-users, strategic alliances and relationships, clinical and health practices, government and health-care group reimbursement policies, regulatory bodies, competitors, lobby groups and community and stakeholder relations.

In order to address important issues which relate to ART's most promising target markets, the Council is structured on a regional basis comprising a Canadian BAC, an American BAC and a European BAC. This structure will allow ART to efficiently leverage the expertise, leadership and contacts of the individual members of the regional Councils.

The members of the Canadian BAC are the following:

      Gerard J. Taillon -- Since 1984, Mr. Taillon has been Senior Vice President and Managing Director of BMO Nesbitt Burns Limited. Mr. Taillon is also Chairman of the

      Board of BMO Nesbitt Burns Financial Services Inc. and Chairman of the Management Committee of the Private Client Group of the Quebec Bank of Montreal Group of Companies. He also sits on the Management Board Counsel of the Bank of Montreal and is a member of the Executive Committee of the Bank of Montreal Group of Companies for the Quebec Region. Mr. Taillon has over 30 years of experience in the securities field. He joined Burns Fry (now BMO Nesbitt Burns Limited) in 1984, and prior to joining Burns Fry, Mr. Taillon held the position of Vice President at a leading brokerage firm. Mr. Taillon was a member of the Board of Governors of the Montreal Stock Exchange in 1993 and 1994, and he has been a member of the Board of the Investment Dealers Association, Quebec since 1993.

      Brian Levitt -- Mr. Levitt is Partner and Co-Chair of Osler, Hoskin & Harcourt LLP, one of Canada's leading law firms specializing in business law, tax, litigation, competition and antitrust. Mr. Levitt was President of Imasco Limited from 1991 to 2000. From 1976 to 1991, he was successively Associate and Partner at Osler, Hoskin & Harcourt LLP. Mr. Levitt is a director of a number of Canadian companies such as BCE Inc., Bell Globemedia Inc. and Domtar Inc. He holds Bachelors' degree of Applied Science (B.A.Sc.) and Civil Law (LL.B.) from the University of Toronto. Mr. Levitt was called to the Ontario Bar in 1975 and the Quebec Bar in 2001.

      Colin Mallet -- During the course of his career, Mr. Mallet held several senior positions in the pharmaceutical industry in Canada, United Kingdom, Switzerland, Sweden and South East Asia. From 1987 to 1995, he was President and Chief Executive Officer of Sandoz Canada Inc. (renamed Novartis Pharmaceuticals Canada Inc. in 1996). Mr. Mallet was Chair of the Canadian Health Research Foundation from 1989 to 1991. From 1990 to 1993, he was also the Founding Chair of the Institute for Industrial Pharmacy Research. From 1991 to 1993, he was Vice Chair, and, from 1993 to 1994, Chair, of Canada's Research-Based Pharmaceutical Companies (Rx&D). Mr. Mallet is currently a director of Axcan Pharma Inc., Micrologix Biotech Inc., AnorMED Inc., Phytogen Life Sciences Inc., MethylGene Inc. and Prime Trials Inc. Mr. Mallet holds a B.A. in Economics (1965) from Cambridge University, United Kingdom. In 1983, he successfully completed the Advanced Management Program at Harvard University.

The members of the American BAC are the following:

      William J. Webb -- Mr. Webb is a medical industry executive with approximately 25 years of senior management experience. Mr. Webb began his career at General Electric Company (GE Medical Systems) where he served in top management positions. From 1982 to 1999, Mr. Webb held a number of senior management positions at Picker International, Inc, one of the world's leading medical imaging company. From 1999 to 2001, Mr. Webb was President and Chief Executive Officer of Trex Medical, Inc. Trex Medical consisted of five separate companies, which supplied x-ray equipment worldwide through five individual sales and distributor networks to the medical and dental markets. Mr. Webb holds a Bachelor of Science Degree in Electrical Engineering (BSEE) from Drexel University (1967).

      Ronald Lane Goode -- Mr. Goode is President, Chief Executive Officer and Chairman of the board of directors of eXegenics, Inc, a pharmaceutical company dedicated to the acquisition, rapid development and commercialization of drug therapies for use by physician specialists. From 1976 to 1986, Mr. Goode has held key management positions at Pfizer Pharmaceuticals, and, from 1986 to 1997, at
      G. D. Searle & Co. From 1997 to 1999, Mr. Goode was President and CEO of Unimed Pharmaceuticals, Inc., positioning the company for sale to Solvay Et Cie, the Belgium-based conglomerate. He formed the consulting company Pharma-Links in 1999 with the mission of being the "link" between pharmaceutical companies to help them create alliances, form joint ventures and effect various transactions. Mr. Goode also serves on the board of directors of several not-for-profit organizations. He received his Ph.D. in Microbiology from the University of Georgia.

The members of the European BAC are the following:

      Pierre Dutheil -- Mr. Dutheil has more than 25 years of experience in international business and the advanced technology sector. Since 1993, he has held the position of Managing Director of Techninter, which provides industrial groups, particularly in the new technology sector, with advisory services in relation to international cooperation. From 1980 to 1992, he held various executive and managerial positions at an international level, with Thomson-CSF (renamed Thales in 2000), one of the world leaders in defence and civil electronics. Mr. Dutheil sits on the board of directors of various companies including Acetex Corporation and Acetex Chimie (Paris).

      Jean Marsac -- Mr. Marsac is the founder and President of the executive board of H2i-Management SA. Throughout his career, Mr. Marsac has held different scientific and management positions in the medical and biotechnology sectors. He started his career as Professor in pneumology medicine. During that period, he was at the head of a hospital centre and a research unit in clinical pharmacology, which specialized in the treatment of asthma and allergies. Mr. Marsac also acted as Scientific Counsel at the Agence du Medicament (renamed the Agence Francaise de Securite Sanitaire des Produits de Sante), a French-governmental organization. In 1989, Mr. Marsac joined the pharmaceutical industry and successively held the positions of Director of Laboratories at Roussel-Uclaf, and Vice President Research and Development at Synthelabo and Sanofi-Synthelabo.

Intellectual Property

ART has significant intellectual property, which includes technical know-how, expertise, designs, process techniques and patents. While procedures are in place to protect intellectual property, ART believes that its success depends to a large extent on the time and investment required to develop competing technology and on its continued commitment to research and development.

The Company has been granted four patents related to its SoftScan(R) technology in the United States and has patent applications pending in the United States and Canada. Several of these patent applications have corresponding patent applications in Europe or internationally. In addition, the Company intends to apply or is in the process of applying for several additional patents in the United States, Canada and internationally regarding technology used in SoftScan(R), in SAMI(TM) and in other optical molecular imaging applications. The Company has also developed proprietary computer software for its products for which it relies on copyright and trade secret for protection.

Four patents related to optical imaging and to the detection and diagnosis of diseases have been granted to ART.The first US patent entitled "Method and Apparatus for Detecting Malignancies in Living Tissue" (Number: 5,808,304) filed on November 18, 1996, was granted on September 15, 1998 and expires on November 18, 2016. The invention relates to a method and an apparatus for detecting malignancies in living, biological tissue, and in particular to a method and apparatus for detecting breast cancer. The second U.S. Patent entitled " Optical Imaging through Scattering Media: Fit to an Inhomogeneous Diffusion Model for Differentiation" (Number: 6,148,226) filed on February 13, 1998, was granted on November 14, 2000 and expires on February 13, 2018. The invention relates to an optical method for imaging through a scattering medium in which a fit is made to an inhomogeneous diffusion model. The method provides a simple means to separate the absorption and scattering contributions of inhomogeneities. The third U.S. patent entitled "Scanning Module for Imaging through Scattering Media" (Number:
6,332,093) filed on August 6, 1998, was granted on December 18, 2001 and expires on August 6, 2018. The invention relates to a scanning module image through scattering media while alleviating adverse effects on the weak transmission through highly scattering media. The fourth patent entitled "Optical Imaging of Turbid Media with Depth-Related Discrimination" (Number: 6,415,172) filed on January 21, 2000, was granted on July 2, 2002 and expires on January 21, 2020. The invention relates to a method for scanning a turbid medium and displacing an optical signal source over a first face of the medium and a corresponding optical detector over an opposite face from one respective spatial location to another.

In the biomedical field, ART also has fourteen patent applications pending in the United States and Canada.

Furthermore, the Company also has an exclusive worldwide license to use the inventions and patents developed by Emeritus Professor Dr. Britton Chance, which are owned by Non-Invasive Technology Inc., with respect to the imaging of tissue using time domain optical technology.

The ownership of any intellectual property is protected through employment agreements with ART's employees. These agreements contain clauses that assign patent and invention ownership rights to ART and require confidentiality, non-disclosure and non-competition. ART also seeks to protect the use and application of its developed technology by securing its technical know-how and trade secrets and by copyright, patent and trade-mark filings in the United States, Canada and, in certain cases, other countries.

The protection of ART's proprietary information and documentation is managed through extensive backup and off-site storage procedures for ART's information systems. All design and product information is created and stored on one of the Company's (separate) computer systems. Each system is backed up daily to high density media, and backups are transported off-site for fire storage at regular intervals. The backup procedures and methods used by the Company are aimed at limiting the potential loss of data.

Production and Operations

ART's optical imaging products are currently assembled at its main facility in Saint-Laurent, Quebec, Canada. The Company's production and manufacturing operations consist primarily of: (i) designing and developing its products, (ii) assembling them from components outsourced to, or ordered from, selected third-party manufacturers, and (iii) quality control and final testing. The Company subcontracts certain of the design engineering aspects of its products to independent design firms. The Company purchases its laser scanners, cameras and optical fibre from outside suppliers for the production of SoftScan(R). The assembly of SoftScan(R) is done in the Company's main Saint-Laurent facility. These materials are assembled and tested into the final production at ART's manufacturing facility. This in-house capability significantly reduces the Company's time to introduce new products to the market and enables it to maintain its quality standards.

ART purchases supplies built according to ART's designs and specification from third parties. This allows ART to select the suppliers that offer the best technology and hence best yield/cost performance. Although the Company seeks to reduce exposure to single source suppliers through inventory maintenance either at ART or through suppliers, the Company does not have guaranteed supply agreements.

C. Organizational structure

The Company has two wholly-owned subsidiaries: SAMI System Inc., which was originally incorporated as ISIS Infrared Screening Inspection Solutions Inc. under the Canada Business Corporations Act on March 30, 1998, and ART Aerospace Research U.S., Inc., a Delaware Company incorporated on July 2, 1997.

D. Property, plants and equipment

The Company's head office and principal place of business is located at 2300 Alfred-Nobel Blvd., Saint-Laurent, Quebec H4S 2A4. This 21,580 square foot property is under a fifteen-year lease, which expires on July 31, 2012. The Company also leases a 5000 square foot production facility at 5897 Chemin St-Francois, Saint-Laurent, Quebec H4S 1B6. The Company believes that these facilities currently provide suitable space for its activities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      A. Operating results

The following analysis of the results of operations and financial condition of the Company should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, presented in accordance with Canadian generally accepted according principles and using U.S. dollars as the reporting currency.

Since its inception in 1993, the Company has devoted significant resources to the research and development of innovative technologies, primarily in the field of bio-optical imaging. Today, ART possesses a unique technology platform, a strong intellectual property portfolio, a set of valuable core competencies and a strong management team to take the Company to its next development phase.

ART evolved from a primarily technology driven company to a market driven organization that intends to capitalize on its acquired strengths in order to bring to market the results of its research and development work. As a result, in June 2003 ART launched SAMI(TM), which will generate the first revenues of the Company from the bio-optical imaging sector.

During the fiscal year ended April 30, 2003, ART divested itself of its industrial division in order to focus its efforts on the bio-optical imaging sector.

In order to commercialize its products effectively, ART intends to leverage its existing strategic alliances, such as the one concluded with GE Medical Systems, and establish new ones with equally outstanding world-class partners.

Since inception until April 30, 2003, the Company invested approximately $23.3 million (before applying investment tax credits of $2.4 million) into the development of its proprietary time domain optical technology.

Along with these R&D activities, ART has been active in raising capital, recruiting highly skilled personnel, establishing partnerships and alliances with leaders in the biomedical sector, validating its technology in a clinical environment, preparing market penetration, building a sales network, and developing its administrative operations.

The Company follows a conservative approach that consists of treating all investments in R&D, along with the cost of clinical trials, as expenses when incurred, and not capitalize any development expenditures. The Company also has accumulated carried forward tax losses that expire from 2004 to 2010 and an unrecorded tax asset of approximately $15.1 million, as well as other unused tax deductions.

Results of Operations

Fiscal Year Ended April 30, 2003 Compared to Fiscal Year Ended April 30, 2002

      Revenues: The Company recorded no revenues for the fiscal year 2003, as it launched SAMI(TM) its first commercial application in the bio-optical imaging sector after the fiscal year end.

      Operating Expenses: During the fiscal year ended April 30, 2003, the Company had operating expenses of $8,757,708, compared to $9,701,193 in the previous year, a decline of $943,485 or 10%. This decline is explained by a decrease in R&D expenditures of $549,741, or 9%, and a decrease in selling, general and administrative expenses of $330,589, or 10%.

      Research and Development Expenditures: The Company's R&D expenditure for fiscal 2003, net of investment tax credits, amounted to $5,734,470, down $549,741, or 9%, from $6,284,211 in the previous fiscal year. The investment tax credits represent $570,792, or 10% of overall R&D expenditures, compared to $329,946, or 5% in 2002. The decrease in R&D expenses is primarily due to the fact that certain costs incurred during last fiscal year for the planning and development of the clinical program and protocols were not repeated in 2003. The increase in the investment tax credits is mainly due to the fact that more R&D activities were eligible under the tax credit program in fiscal 2003.

      Selling, general and administrative: Selling, general and administrative expenses for the fiscal year ended April 30, 2003 declined $330,589, or 10%, to $2,885,065, compared to $3,215,654 for the fiscal year ended April 30, 2002.

      The decline in selling, general and administrative expenses can be explained by tight controls over expenses and by an internal reorganization.

      Foreign Exchange Loss (gain): Foreign exchange loss (gain) for the fiscal year ended April 30, 2003, declined $394,227, to a loss of $219,065, compared to a gain of $175,162 for the fiscal year ended April 30, 2002. During fiscal year ended April 30, 2003, the US dollar depreciated compared to the CA dollar which resulted in a loss of $219,065. During fiscal year ended April 30, 2002, the US dollar appreciated compared to the CA dollar, which resulted in a gain of $175,162. To protect itself against adverse exchange rate movements, the Company maintains a US dollar bank account to assume US dollar payments.

      Other Expenses: Other expenses for the fiscal year ended April 30, 2003 were $1,467,621 compared to nil for the fiscal year ended April 30, 2002. During the fiscal year ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

      Current Income Taxes Recovered: Current income taxes recovered for the fiscal year ended April 30, 2003 were $1,318,668 compared to nil for the fiscal year ended April 30, 2002. The current tax recovery represents the utilization of tax losses for the year to recover current income tax resulting from the gain related to the disposal of the ISIS division.

      Loss (profit) from Discontinued Operations: Loss (profit) from discontinued operations for the fiscal year ended April 30, 2003 was a profit of $2,479,841 compared to a loss of $1,536,017 for the fiscal year ended April 30, 2002. The discontinued operations represent the ISIS thermal imaging division sold, whose net operating expenses were reclassified under this line.

      Net Loss: As a result, the net loss for the fiscal year ended April 30, 2003 was $6,546,604, compared to $10,881,500 for the year ended April 30, 2002.

Fiscal Year Ended April 30, 2002 Compared to Fiscal Year Ended April 30, 2001

      Revenues: The Company recorded no revenues from the bio-optical imaging sector for the fiscal year 2002, therefore no variation between the fiscal years ended April 30, 2002 and 2001. The products were under development during these fiscal years.

      Operating Expenses: During the fiscal year ended April 30, 2002, the Company had operating expenses of $9,701,193 compared to $8,476,943 in the previous year, an increase of $1,224,250 or 14%. This increase is explained by an increase in R&D expenditures of $1,646,910, or 36%, and a decrease in selling, general and administrative expenses of $530,558, or 14%.

      Research and Development Expenditures: The Company's R&D expenditure for fiscal 2002, net of investment tax credits, amounted to $6,284,211, up $1,646,910, or 36%, from $4,637,301 in the previous fiscal year. The investment tax credits represent $329,946, or 5% of overall R&D expenditures, compared to $376,355, or 8% in 2001. The increase in R&D expenses is primarily due to the costs incurred for several activities, including validation of changes to the configuration, improvement in the effectiveness of SoftScan(R) (i.e.: application of one to several wavelengths), positioning of the patient, noise reduction and manufacturing prototypes.

      The Company also put effort in the development of the new molecular imaging system. The decrease in the investment tax credits is mainly due to the fact that less R&D activities were eligible under the tax credit program in fiscal 2002.

      Selling, general and administrative: Selling, general, and administrative expenses for the fiscal year ended April 30, 2002 declined $530,558, or 14%, to $3,215,654, compared to $3,746,212 for the fiscal year ended April 30, 2001.

      The decline in selling, general and administrative expenses can be explained by tight controls over expenses and by an internal reorganization.

      Foreign Exchange Gain: Foreign exchange gain for the fiscal year ended April 30, 2002 amounted to $175,162, compared to a gain of nil for the fiscal year ended April 30, 2001. During the fiscal year ended April 30, 2002, the US dollar appreciated compared to the Canadian dollar which resulted in a gain. During fiscal year ended April 30, 2001, the US dollar compared to the Canadian dollar experienced no significant variation. To protect itself against adverse exchange rate movements, the Company maintains a US dollar bank account to assume US dollar payments.

      Loss from Discontinued Operations: Loss from discontinued operations for the fiscal year ended April 30, 2002 amounted to $1,536,017 compared to $1,675,948 for the fiscal year ended April 30, 2001. The discontinued operations represent the ISIS thermal imaging division sold, whose net operating expenses were reclassified under this line.

      Net Loss: As a result, the net loss for the fiscal year ended April 30, 2002 was $10,881,500, compared to $9,865,371 for the year ended April 30, 2001.

      B. Liquidity and Capital Resources

Until April 30, 2003, the Company financed its activities by issuing common shares through private placements and an initial public offering. From its creation in 1993 until April 30, 2003, the Company raised capital amounting to $56,265,536.

The Company also has a credit facility of Cdn$1,000,000 to cover fluctuations in cash requirements. As at April 30, 2003, the credit facility was not utilized. The Company also has a credit facility to finance investment tax credits, which was not utilized as at April 30, 2003.

Cash flow used for operations for the fiscal year ended April 30, 2003 amounted to $10,533,669, while cash flow used for operations during the same period in 2002 amounted to $10,893,289.

Cash flow from investment activities for fiscal 2003 amounted to $3,668,094, compared to $3,082,788 in the previous year. During the fiscal year, the Company drew on its short-term investments to finance its operations. ART used its liquidities to acquire fixed assets (computer equipment) and other assets (patents). During fiscal 2003, the Company also disposed of its ISIS division for $5.5 million.

For the fiscal year ended April 30, 2003, cash flow from financing activities was $6,797,645, compared to $8,540,113 for the previous fiscal year. During the fiscal year 2003, ART closed private placements for a total of $7.5 million.

As at April 30, 2003, the Company had working capital of $4,695,643 (including restricted cash), compared to $3,190,683 as at April 30, 2002. This capital consisted mainly of cash and short-term investments for a total of $5,242,510. Also, ART did not account in its balance sheet future income tax assets of approximately $15.1 million resulting from tax losses and R&D tax credits.

On September 22, 2003, ART closed a private placement of Common Shares with proceeds of $10.7 million.

      C. Research and development, patents and licenses, etc.

See "Item 4B - Business Overview - The Company's Products, Quality Management, Product Development, Scientific Advisory Board, Business Advisory Council and Intellectual Property".

      D. Trend information

See "Item 4B. - Business Overview".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following tables set forth the name, municipality of residence, position with the Company and principal occupation of each of the directors and executive officers of the Company as at September 30, 2003. The Board of Directors of the Company is currently comprised of the twelve individuals mentioned below. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

Directors

                                                                                        Year of Expiry
                                                Position with the                        of Term of
 Name and Municipality of Residence                  Company           Director Since       Office          Principal Occupation
 ----------------------------------                  -------           --------------       ------          --------------------
MICHELINE BOUCHARD....................        Director                      2002             2003         President and CEO of ART
Montreal, Quebec                                                                                          Advanced Research
                                                                                                          Technologies Inc., former
                                                                                                          Corporate Vice-President
                                                                                                          and General Manager,
                                                                                                          Enterprise Services
                                                                                                          Organization, Motorola
                                                                                                          Inc. (2001-2002) and
                                                                                                          former Chairman,
                                                                                                          President and CEO of
                                                                                                          Motorola Canada Ltd.
                                                                                                          (1998-2000)

JACQUES COURVILLE(1)..................        Director                      2003             2003         Former Vice President,
Baie d'Urfe, Quebec                                                                                       Medical Research, Merck
                                                                                                          Frosst Canada Inc.

RAYMOND CYR(1) (2)....................        Director                      1998             2003         Chairman of the Board,
Montreal, Quebec                                                                                          Polyvalor Inc.

SERGE HUOT(2).........................        Director                      2002             2003         Former President and CEO
Monte Carlo, Monaco                                                                                       of ART Advanced Research
                                                                                                          Technologies Inc.

BENOIT LA SALLE(1) ...................        Chairman of the Board         2003             2003         Founder and President &
Outremont, Quebec                             and Director                                                CEO of Semafo Inc.

MONIQUE LEFEBVRE(2)...................        Director                      2000             2003         Director of various
Montreal, Quebec                                                                                          companies and private
                                                                                                          consultant

(1)   Member of the Corporate Governance, Human Resources & Compensation
      Committee.

(2)   Member of the Audit & Environment Committee.

Management

Name and Municipality of Residence               Position with the Company                        With the Company Since
----------------------------------               -------------------------                        ----------------------
JACQUES BEDARD.............................      Senior Vice President, Finance &                           1996
Mirabel, Quebec                                  Administration and Chief Financial Officer

MICHELINE BOUCHARD.........................      President and Chief Executive Officer                      2002
Montreal, Quebec

RICHARD BOUDREAULT.........................      Vice President, Corporate Strategy and Chief               2000
Saint-Laurent, Quebec                            Technology Officer

PIERRE COUTURE.............................      Vice President, Sales & Marketing                          2003
Beaconsfield, Quebec

SEBASTIEN GIGNAC...........................      Vice President, Corporate Affairs, Secretary               1998
Westmount, Quebec                                and General Counsel

NADIA MARTEL...............................      Vice President, Strategic Alliances and                    2000
Lennoxville, Quebec                              Business Development

      The following are brief biographies of ART's directors and executive officers.

      Micheline Bouchard - During the course of her career, Ms. Bouchard has held several executive positions with major companies in the high technology sector. In particular, she was President and CEO of Motorola Canada Inc., and until recently, she held a key executive position with worldwide responsibilities at Motorola Inc.'s headquarters in Chicago. Over the years, Ms. Bouchard oversaw the development and worldwide commercialization of numerous high technology products. She has wide-ranging international experience in the marketing and distribution of new products, as well as in the execution of financing strategies. She holds a Bachelor's degree in Engineering Physics
(1969), and holds a Master's degree in Electrical Engineering (1978) from Ecole Polytechnique de Montreal. Ms. Bouchard has been a director of several corporations, and has been awarded honorary doctorates from different universities, namely HEC Montreal Business School, and the universities of Ryerson, Waterloo, Ottawa and McMaster. She is also a member of the Order of Canada.

      Jacques Courville -- Mr. Courville recently retired from Merck Frosst Canada Inc. where he was Vice President, Medical Research from 1998 until 2002. He joined Merck Frosst in 1989 as Director of Clinical Research after holding the position of Medical Director at ICN Canada Ltd. from 1988 to 1989. Before joining the pharmaceutical industry, he pursued a career in academia and played an active role in the scientific research community: from 1967 to 1970, he was Assistant Professor and Director of the Neuroanatomy Laboratory in the Department of Neurology, Neurosurgery and Anatomy at McGill University; from 1968 to 1970, he was Scholar of the Medical Research Council of Canada; from 1970 to 1976, Associate-Professor, and, from 1977 to 1984, full Professor, in the Department of Physiology at the University of Montreal; from 1984 to 1988, Director of the Department of Anatomy at the University of Montreal. He was also a member of the MRC Research Group in Neurological Sciences at the University of Montreal from 1972 to 1981. Mr. Courville holds a B.A. (1954), a Doctorate in Medicine (1960) and a M.Sc. in Physiology (1962) from the University of Montreal as well as an L.M.C.C. in Medicine (1960) from the Medical Council of Canada. He also holds a Doctorate in Neuroanatomy from the University of Oslo. He is a Fellow of the Royal Society of Canada since 1989.

      Raymond Cyr -- Mr. Cyr has more than 40 years of experience in the telecommunications industry. He spent most of his career with Bell Canada where he held several key positions. He was chairman of the board of BCE Inc. from 1989 to 1993 and Chairman and CEO of Bell Canada from 1992 until his retirement in 1996. He was also director of Nortel and SPAR Aerospace Ltd. Throughout his career, Mr. Cyr has received many awards in recognition of his achievements in the telecommunications industry. He was appointed an Officer of the Order of Canada in 1988 and was granted an Honorary Doctor of Laws degree by Concordia University in Montreal in 1988. Mr. Cyr is currently chairman of Polyvalor Inc. and a director of Air Canada, Canadian National, G.T.C. Transcontinental Ltd., Cognicase and a number of high technology companies. Mr. Cyr is a member of l'Ordre des ingenieurs du Quebec.

      Serge Huot-- Mr. Huot has held different executive positions with various companies. Among these positions, he acted as Vice President, Manufacturing successively at Hupp Canada Ltd., White Consolidated, Bombardier and General Electric Company (GE). Mr. Huot initiated his 24 year career with GE as an engineer, leading to the senior position of Vice President,

Quality, Manufacturing & Engineering of its Canadian subsidiary (Camco). Mr. Huot then held for several years the position of Vice President, Manufacturing of GE Medical Systems for Europe. He was thereafter appointed in 1994 Vice President & General Manager, Manufacturing/Quality/Purchasing Organization of GE Medical Systems worldwide where he initiated and implemented the Six Sigma system of total quality management, lean manufacturing and employee motivation leading to the repositioning of GE Medical Systems' industrial infrastructure. Mr. Huot was simultaneously appointed Vice President and Officer of GE.

      Benoit La Salle -- Mr. La Salle is the founder and President & CEO of Semafo Inc., a company listed on the Toronto Stock Exchange. In 1980, he co-founded Grou, La Salle & Associates, a chartered accountants' firm. Mr. La Salle is a director of a number of Canadian companies involved in the biotechnology sector, including Vasogen, Electromed Inc. and Systemes Medicaux LMS. Mr. La Salle holds a bachelor's degree in business from McGill University. In 1975, he successfully completed the Canadian Institute of Chartered Accountants examinations. Mr. La Salle also holds a MBA from IMD in Lausanne, Switzerland.

      Monique Lefebvre - Until January 2002, Ms. Lefebvre was President of the Montreal Transition Committee, in which capacity she was responsible for setting up the new City of Montreal comprised of 28 former municipalities in the Greater Montreal Area. From 1998 to 2000, Ms. Lefebvre was Vice President, Quebec and Atlantic Canada for Ericsson Canada Inc. From 1996 to 1998, she was President of Quebecor Multimedia, and, from 1991 to 1996, she held the position of President and Chief Executive Officer of the Centre de recherche informatique de Montreal ("CRIM"). Ms. Lefebvre is a director of Transcontinental G.T.C. Ltd., Thera Technologies, BioSyntech and Cognicase. Until recently, she was also the Chair of the board of directors of Societe Innovatech du Grand Montreal, a capital venture fund, and acted as Vice Chair of the Montreal Board of Trade. She is a member of the Board of Trustees of the Canadian Foundation for Innovation.

      Jacques Bedard -- Mr. Bedard held several positions as an auditor before joining Softimage Inc. in 1990. He was promoted to the position of CFO in 1992 and actively participated in the growth of the company before its acquisition by Microsoft Corporation in 1994. As Softimage's CFO, he was involved in two public offerings, the development of financial services on both the national and international levels, and in setting up the European network of branches for Softimage. Mr. Bedard left Softimage in 1996 to join ART. Mr. Bedard holds a B.A.A. in Finance from Universite du Quebec a Montreal (1984) and is a C.G.A.
(1986).

      Richard Boudreault - Mr. Boudreault has more than 20 years experience in the industrial, telecommunications and electro-optical sectors. From 1997 to 2000, Mr. Boudreault worked as a consultant for CDP-Capital Technology Ventures (formerly Sofinov, Societe financiere d'innovation Inc.) and the Caisse de depot et placement du Quebec Inc., where he managed numerous high technology companies capital ventures. Prior to 1997, Mr. Boudreault occupied various positions in the aerospace industry including President and Chief Executive Officer of the Centre technologique en aerospatiale (CTA). Mr. Boudreault holds a Bachelor's degree in Physics from the University of Montreal, a Master's degree in Aerospace Engineering from Cornell University and a M.B.A. from the Universite de Sherbrooke. He is a member of the board of directors of several high technology companies, both private and public companies.

      Pierre Couture - Mr. Couture was appointed Vice President, Sales & Marketing of ART on September 10, 2003 (subject to regulatory approval). Prior to his engagement with ART, Mr. Couture held several positions in the sales, marketing and market development field within the healthcare and medical industry. Mr. Couture spent the greater part of his career at Mallinckrodt Inc.: from 1978 to 1981, he was Regional Sales Manager for Eastern Canada; from 1981 to 1987, he was National Sales Director; from 1987 to 1991, he was Business Manager of the Cardiology and Radiology Division; from 1992 to 1995, he was Marketing Director, Contrast Media and Diagnostic Catheters; from 1995 to 1997, he was Director of Marketing and Market Development, Medical Imaging and Anesthesia; from 1997 to 1999, he was Director of Marketing and Market Development, Medical Imaging. From 1999 to 2001, he was Director of the Hexabrix and Devices Marketing on the American market. Following the merger between Mallinckrodt Inc. and Tyco International, Mr. Couture held the position of Marketing Manager, Medical Imaging at Tyco Healthcare Group Canada, from 2001 to 2003. He also successfully completed the Advanced Management Course for Senior Executives at McGill University (1985).

      Sebastien Gignac -- From 1996 to 1998, Mr. Gignac was an attorney practicing with a Montreal law firm specializing in business law with a focus on counseling early development stage companies in high technology industries, particularly the biotechnology and information technology industries. His areas of specialty included corporate and commercial law as well as securities regulation. Mr. Gignac also held the position of senior policy advisor to a cabinet minister in the Government of Canada prior to entering private practice in 1996. He holds an undergraduate degree from York University (B.A. Honours), a graduate degree from the Norman Paterson School of International Affairs of Carleton University (M.A.) and degrees in civil and common law from McGill University (B.C.L., LL.B.). He is a former law clerk to the Honourable James K. Hugessen at the Federal Court of Appeal of Canada. He was called to the Quebec Bar in 1990 and the Ontario Bar in 1992.

      Nadia Martel -- From 1999 to 2000, Ms. Martel was an attorney practising with the Montreal law firm of Brouillette Charpentier Fortin specializing in business and tax law with a focus on corporate reorganizations, tax planning and counselling companies on diverse strategic commercial and tax issues. From 1998 to 1999, Ms. Martel acted as a tax consultant with the Montreal office of Deloitte & Touche. She worked in private practice from 1995 to 1998 in the areas of corporate and commercial law and from 1995 to 2001 was a lecturer in law at several universities. She holds an undergraduate degree from Bishop's University in Business Administration (B.B.A.), a Bachelor's degree in Civil Law (LL.B.) and a Master's degree in Taxation from the Universite de Sherbrooke (M. Fisc.), and a Diplome d'etudes approfondies in Law (D.E.A.) from the Universite de droit, d'economie et des sciences d'Aix-Marseille III. Ms. Martel articled at the Montreal law firm of Stikeman Elliott and is a fellow of the Heward Stikeman Fiscal Institute. She was called to the Quebec Bar in 1994.

      B. Compensation

Compensation of Named Executive Officers

The following table sets forth all compensation paid for the financial years ended April 30, 2003, April 30, 2002 and April 30, 2001, in respect of the individuals who were, as at April 30, 2003, the Chief Executive Officer and the four most highly compensated executive officers of the Company who earned salary and bonus of more than Cdn$100,000 (the "Named Executive Officers"). The

Company had four (4) Named Executive Officers whose total annual salary and bonus exceeded Cdn$100,000 for the financial year ended April 30, 2003.

----------------------------------------------------------------------------------------------------------------------------
                                                                                              Long Term
                                                                                             Compensation        All Other
                                           Annual Compensation                                  Awards         Compensation
----------------------------------------------------------------------------------------------------------------------------
                                                                                              Securities
                                                                         Other Annual            Under
                                              Salary      Cash Bonus     Compensation      Options Granted
 Name and Principal Position          Year     Cdn$          Cdn$           Cdn$(1)               #                Cdn$
 ---------------------------          ----    -------     ----------     ------------      ---------------       ---------
Micheline Bouchard                    2003    212,500            --            --              275,000           51,250(2)
President & Chief                     2002         --            --            --                   --               --
Executive Officer                     2001         --            --            --                   --               --

----------------------------------------------------------------------------------------------------------------------------

Jacques Bedard                        2003    192,366        52,500            --               30,000               --
Senior Vice President,                2002    168,508        24,000            --               20,000               --
Finance & Administration              2001    160,000        24,000            --                   --               --
and Chief Financial Officer

----------------------------------------------------------------------------------------------------------------------------

Richard Boudreault                    2003    192,250        68,000            --               30,000               --
Vice President,                       2002     77,633        40,000            --               20,000           87,150(3)
Corporate Strategy and                2001    115,914        10,000            --                   --               --
Chief Technology Officer

----------------------------------------------------------------------------------------------------------------------------

Sebastien Gignac                      2003    126,411        54,500            --               20,000               --
Vice President, Corporate Affairs,    2002    109,954         7,442            --                5,000               --
Secretary & General Counsel           2001     99,588         7,142            --                   --               --

----------------------------------------------------------------------------------------------------------------------------

Nadia Martel                          2003    120,916        36,500            --               20,000               --
Vice President,                       2002    103,300         6,750            --                5,000               --
Strategic Alliances and               2001     43,269            --            --                5,000               --
Business Development

----------------------------------------------------------------------------------------------------------------------------

(1) Perquisites and other benefits do not exceed the lesser of Cdn$50,000 and 10% of the total annual salary for the Named Executive Officers.

(2) Represents consulting fees paid to Ms. Bouchard prior to becoming President & Chief Executive Officer.

(3)   Represents consulting fees paid to the Named Executive Officer.

The following table sets forth the options granted under the Corporation's stock option plan to the Corporation's Chief Executive Officer and the Named Executive Officers during the financial year ended April 30, 2003.

                                                      % of Total       Market Price at
                                     Number of      Options Granted     Closing on Day
                                   Common Shares       under the       Prior to Date of    Exercise Price
                                   under Options      Plan in the            Grant           (Cdn$ per
             Name                     Granted         Fiscal Year      (Cdn$ per Share)       Share) 1)       Expiration Date
-----------------------------      -------------    ----------------   -----------------   ---------------    ---------------
Micheline Bouchard ..........         275,000            41.7%              $1.50               $1.72         August 15, 2012
Jacques Bedard ..............          30,000             4.6%              $2.39               $2.39         June 19, 2012
Richard Boudreault ..........          30,000             4.6%              $2.39               $2.39         June 19, 2012

Sebastien Gignac ............          20,000             3.0%              $2.39               $2.39         June 19, 2012
Nadia Martel ................          20,000             3.0%              $2.39               $2.39         June 19, 2012

(1) The amounts set forth in this column are determined by the Board of Directors based on the public market value of the Common Shares as indicated at the close of business on the trading day immediately preceding the date of grant.

Aggregated Options Exercised and Option Values

The following table sets forth the options exercised by the Corporation's Chief Executive Officer and the Named Executive Officers during the financial year ended April 30, 2003.

                                                                                                               Value of
                                                                                    Unexercised               Unexercised
                                                                                     Options at           in-the-money (Cdn)
                                                                                   April 30, 2003      Options at April 30, 2003
                                    Common Shares Acquired   Aggregate Value      (#) Exercisable/            Exercisable/
             Name                         on Exercise           Realized          Unexercisable(1)          Unexercisable(2)
      --------------------------    ----------------------   ---------------      ----------------     --------------------------
      Micheline Bouchard........              --                    --               --/275,000                 Nil/$22,000
      Jacques Bedard............              --                    --              97,667/43,333               $3,000/Nil
      Richard Boudreault........              --                    --              18,667/43,333               Nil/Nil
      Sebastien Gignac..........              --                    --              29,667/23,333               Nil/Nil
      Nadia Martel..............              --                    --               6,667/23,333               Nil/Nil

----------

(1) Options granted under the Corporation's stock option plan generally vest in three equal installments over three years from the effective date of grant.

(2) Market value of underlying Common Shares at April 30, 2003 minus the exercise price. The market value of the Common Shares at April 30, 2003 was Cdn$1.80 per Common Share.

Employment Agreement

On August 16, 2002, the President and Chief Executive Officer, Micheline Bouchard, and the Corporation entered into an agreement outlining the terms and conditions of Ms. Bouchard's employment for the period from September 3, 2002 to September 2, 2005. Under this agreement, Ms. Bouchard's annual salary is established at Cdn$325,000 and Ms. Bouchard was granted, effective August 16, 2002, options to purchase 275,000 Common Shares at an exercise price based on the weighted average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. Ms. Bouchard is also entitled, on each of the first and second anniversary date of the beginning of her employment with the Corporation, to receive additional options to purchase 100,000 Common Shares. The agreement includes specific provisions regarding Ms. Bouchard's non-solicitation and non-competition obligations, as well as the protection of the Corporation's interests, such as intellectual property and confidential information. Ms. Bouchard's employment agreement provides for an annual cash bonus based on the achievement of business goals and overall Corporation performance. This agreement also sets out Ms. Bouchard's entitlement under the Corporation's incentive program and other customary perquisites.

The Corporation may terminate Ms. Bouchard's employment by providing 3 months' prior written notice of termination and a separation package equivalent to 18 months base salary. In the event of a change of control, the Corporation may terminate Ms. Bouchard's employment without prior notice, by providing her with a compensation package equivalent to 24 months base salary. Both separation and compensation packages are payable in one lump sum payment. No notice or further compensation or benefits is required where the Corporation terminates employment for just cause, or the occurrence of Ms. Bouchard's death, retirement or incapacity, or her voluntary resignation. Upon Ms. Bouchard's termination of employment or resignation following a change of control of the Corporation, any unvested options to purchase Common Shares will become 100% vested and exercisable on Ms. Bouchard's last day of employment.

The compensation package offered by the Company to its executive officers and senior managers is designed to incorporate a pay for performance philosophy. It has been structured to encourage, compensate and reward senior management on the basis of corporate performance, both short-term and long-term. Salary levels are established so as to be competitive with companies of comparable size, taking all forms of incentive compensation into account. Each executive officer's and senior manager's compensation package is comprised of a base salary, annual performance-based incentive payments, long-term incentives through the granting of stock options, and non-cash compensation.

Salary ranges for the executive officers and senior managers of the Company are based on industry and national surveys provided by independent consultants. The salary for each executive officer and senior manager within a specified range is determined on the basis of individual performance, years of service, as well as the level of experience and importance of the position to the Company.

Performance-based compensation is paid in the form of a bonus expressed, as a percentage of base salary, geared at providing incentives to senior management to achieve desired corporate and individual objectives. The Corporate Governance, Human Resources & Compensation Committee has specific responsibility to recommend annually to the Board of Directors the base salary for the Company's President and Chief Executive Officer as well as the Company's executive officers, and for reviewing their performance and awarding their performance bonus as measured against objectives set at the beginning of each year.

During the financial year ended April 30, 2003, directors were compensated for their participation on the Corporation's Board of Directors in part in cash and in part in options granted under the Corporation's stock option plan. A total of 20,000 options were granted to each new director upon their original appointment to the Board during the financial year ended April 30, 2003. An additional 10,000 options were granted to the new Chairman of the Board upon his original appointment during the financial year ended April 30, 2003. Other than being compensated in options, directors received a fee for each Board and committee meeting they attended during the financial year ended April 30, 2003. The Corporation's fee structure for participation on the Board of Directors is as follows: with the exception of the Chairman of the Board who receives a higher annual retainer fee, each director receives an annual retainer fee of

Cdn$5,000, as well as a fee of Cdn$1,000 per meeting of the Board attended in person and Cdn$500 per phone meeting. The Corporation's fee structure for participation on the committees of the Board of Directors is as follows: each member receives an additional annual retainer fee of Cdn$2,500, as well as a fee of Cdn$750 per meeting of any committee attended in person, and Cdn$375 per phone meeting. In addition to the fees payable for attending the meeting of the Board and its committees, the Chairman of the Board is paid an annual retainer fee of Cdn$25,000. Directors who are employees or executive officers of the Corporation do not receive any additional compensation for their services as directors of the Corporation. Reasonable expenses incurred by directors in connection with attendance at meetings, including out-of-pocket travel, lodging and related expenses, are also reimbursed. The Corporation has no further arrangements, standard or otherwise, pursuant to which directors were compensated by the Corporation for their services in their capacity as directors during the financial year ended April 30, 2003.

Indebtedness of Directors, Executive Officers and Employees

None of the directors, executive officers or employees of the Company was indebted to the Company during the financial year ended April 30, 2003.

Insurance and Indemnification of Directors and Officers

The Company maintains two directors' and officers' liability insurance policies (a main policy and a complementary one) for Cdn$10 million to insure directors and officers for losses as a result of claims against any of them in their capacity as directors and officers. The current total annual premium of Cdn$66,850 is paid by the Company. Such policies have a corporate deductible of Cdn$25,000, respectively, per loss.

Stock Option Plan

As the cornerstone of its long-term compensation strategy for retaining the services of key people, the Company has instituted a stock option plan which was approved at a special meeting of shareholders on June 14, 1996 and provides for the issuance of options to purchase Common Shares (the "Employee Stock Option Plan").

Prior to completing its initial public offering of Common Shares (the "Offering") on June 29, 2000, the Company, with the approval of its Board of Directors, amended certain terms of the Employee Stock Option Plan in order to ensure compliance with certain regulatory requirements applicable once the Company became a listed company following completion of the Offering. This amended plan (the "2000 Employee Stock Option Plan") was further amended and restated in its entirety following the last annual and special meeting of shareholders held on October 23, 2002. At this meeting, the shareholders adopted resolution 2002-1, which amended the 2000 Employee Stock Option Plan so as to increase the number of Common Shares available for issuance from 1,770,462 to 2,650,000 Common Shares. Under the current stock option plan (the "Amended and Restated 2002 Stock Option Plan" or the "Plan"), options to purchase Common Shares may be granted to employees, directors, officers or consultants of the Corporation, as determined by the Corporation's Board of Directors or the Corporate Governance, Human Resources & Compensation Committee. Options are non-assignable except in the case of death or physical or mental disability. Options are fully exercisable in the case of death or physical or mental disability (in which case the optionee's legal personal representative may exercise the options for up to one year thereafter). Otherwise, options will lapse upon termination of employment (or the end of the business relationship) with the Company except that they may be exercised for 90 days after termination (other than termination for just cause) or the end of the business relationship, to the extent they will have vested on such date. Each option, unless sooner terminated pursuant to the provisions of the Amended and Restated 2002 Stock Option Plan, will expire ten years from the date of issuance unless the Board of Directors or the Corporate Governance, Human Resources & Compensation Committee determines otherwise at the time the option is granted. In addition, each option to be granted under the Plan will vest in installments from the effective date of grant pursuant to the vesting schedule established by the Board of Directors or the Corporate Governance, Human Resources & Compensation Committee. The Plan provides that the aggregate number of shares available for issuance under the Plan or pursuant to other outstanding options may not exceed 2,650,000 Common Shares.

The Plan also provides that the aggregate number of Common Shares authorized for issuance to any one person under the Plan (whether pursuant to options issued under the Plan or otherwise) may not exceed 5% of the Common Shares outstanding from time to time (on a non-diluted basis). The exercise price of any options granted will be determined by the Board of Directors of the Company, but shall not be less than the latest closing price for the Common Shares on a stock exchange on which the Common Shares are listed immediately prior to the date of grant of such options.

The following table sets out the options to acquire Common Shares held by the executive officers as a group, by directors who are not executive officers, by all employees of the Company who are not executive officers and by any other person, which were outstanding as at April 30, 2003.

                                                                                         Exercise Price
                                                                               Number   (Cdn $ per Share)        Expiry Dates
                                                                               ------   -----------------        ------------
Options held by 5 executive officers as a group                               561,000     $ 1.70 - 7.50       August 21, 2006 -
                                                                                                               August 15, 2012

Options held by 5 directors who are not executive officers as a group         310,000     $ 1.91 - 7.50        August 29, 2007 -
                                                                                                               February 9, 2013

Options held by 38 employees                                                  151,600     $ 1.81 - 7.50        August 29, 2007 -
                                                                                                              February 26, 2013

Options held by others(1)                                                      37,000     $ 1.81 - 7.50      February 16, 2010 -
                                                                                                              February 27, 2013

--------------------------------------------------------------------------------

(1)   Dre Nathalie Duchesne, Pierre Dutheil, Toby Gilsig and Gerard Taillon.

C. Board Practices

The mandate of the Board of Directors (the "Board of Directors" or the "Board") is to assume responsibility for the stewardship of the Company and to oversee the conduct of the business and affairs of the Company. In accordance with the guidelines for corporate governance set out in the Toronto Stock Exchange Company Manual (the "Guidelines"), the Board assumes special responsibility for the following matters, either directly or through one of its committees: (a) the adoption of a strategic planning process for the Company; (b) the identification of the principal risks associated with the Company's activities and the implementation of appropriate systems to manage these risks; (c) the appointment, training, evaluation and supervision of senior management as well as succession planning; (d) a communications policy with shareholders and the public at large; and (e) the integrity of the Company's internal controls and management information systems.

While management is responsible for the development of long-term corporate strategy, the Board's role is to ensure that a strategic planning process is in place, to review and approve the strategy, and to monitor management's success in implementing the strategy and the corporate objectives, which the Chief Executive Officer is responsible for attaining. The Board also discharges its supervisory role by reviewing and adopting an annual business plan, an operating and capital budget, as well as the consolidated financial statements of the Company. The Board looks to management to be responsible for the day-to-day operations of the Company and the efficient management of the business of the within the strategic framework approved by the Board. The Board approves any material agreements and any action leading to a material change in the nature of the business of the Company and any other significant matters affecting the Company which are outside of its ordinary course of business. The Board also approves banking relationships and key borrowing and financing decisions.

The Audit & Environment Committee

The Audit & Environment Committee (the "Audit Committee") is responsible for overseeing the Company's internal control and management reporting systems, as well as identifying the principal risks of the Company's business and ensuring that the systems are in place to identify, monitor and manage these risks. The responsibilities of the Audit Committee include the review of annual and interim financial statements as well as the management discussion and analysis section to be included in the Annual Report. The Audit Committee also reviews with management and with the external auditors the Company's financial reporting procedures in connection with the annual audit and the preparation of the financial statements. The Audit Committee recommends to the Board the appointment and remuneration of the external auditors. The Audit Committee is composed of three (3) outside directors, all of whom are unrelated.

The Corporate Governance, Human Resources & Compensation Committee

The principal mandate of the Corporate Governance, Human Resources & Compensation Committee (the "Corporate Governance Committee") is to determine, develop and monitor the approach to corporate governance issues, including the Company's response to the Guidelines; to establish procedures for the identification of new nominees to the Board; to develop and implement orientation procedures for new directors; and to assess the effectiveness of the Board and its committees. The Corporate Governance Committee has also been given the responsibility for succession planning of executive positions and to review and make recommendations to the Board of Directors concerning the terms of the compensation packages provided to the Company's executive officers, including salary, bonus and awards under compensation or incentive plans that are in place or could be adopted in the future. The Corporate Governance Committee also reviews and makes recommendations to the Board of Directors on the adequacy and form of compensation to be paid to directors and ensures that this compensation realistically reflects the responsibilities and risk involved in being an effective director. The Corporate Governance Committee specifically assesses the performance of the President and Chief Executive Officer and determines hercompensation based on the attainment of objectives set by the Board of Directors that are consistent with the Company's strategic plan. The Corporate Governance Committee also determines the options to be granted to eligible persons under the stock option plan. The Corporate Governance Committee is composed of three (3) outside directors, all of whom are unrelated.

Shareholder Communications

In addition to its required public filings, the Company regularly communicates with its shareholders and the investment community by use of its quarterly reports, annual report and press releases. All communications from shareholders are referred to the appropriate corporate officer for consideration and response. Management promptly brings to the attention of the Board of Directors of the Company any significant issues raised by shareholders. Furthermore, the question period reserved for shareholders at the end of each annual meeting is intended to allow shareholders to ask questions or address their comments directly to the President and Chief Executive Officer.

      D. Employees

As of September 30, 2003, the Company employed 64 persons including 40 working in research, development and engineering activities. Of these 64 employees, 21 hold a Ph.D., M.Sc., M.B.A. and/or other Master's degree. The Company maintains affiliations with research centres including MGH, INO, and CenSSIS.

ART currently has a comprehensive human resource management system, which includes several key compensation components and a comprehensive benefit package. In addition, an incentive program will allow individuals to earn salary supplements based on performance. Contribution to long-term performance is encouraged with an employee stock option plan.

ART's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good.

      E. Share ownership

As of September 30, 2003, none of the executive officers and directors of the Company owned individually an amount of Common Shares equal to or greater than 1% of the outstanding ordinary shares, except for Mr. Serge Huot who owned 5.08% at this date.

For the information concerning options granted to employees and officers see Item B.- "Compensation - Stock Option" above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      A. Major shareholders

As of September 30, 2003, there were 33,922,302 issued and outstanding Common Shares. To the knowledge of the Company's directors and executive officers, the following table sets forth the names of the shareholders owning on record or beneficially, directly or indirectly, more than 5% of the Common Shares of the Company as at September 30, 2003, as well as the total amount of voting securities owned by the directors and officers as a group:

                                                                            Number of        Percentage of Class
                Identity of Person or Group             Title of Class     Shares held     as of September 30, 2003
                ---------------------------             --------------     -----------     ------------------------
                CDP Capital -Technology Ventures            Common           2,678,572              7.90%
                (formerly Sofinov, Societe Financiere
                d'Innovations Inc.)

                General Electric Company                    Common           2,586,392              7.62%

                Serge Huot                                  Common           1,724,261              5.08%

                OppenheimerFunds, Inc.                      Common           3,733,152             11.01%
                (through Oppenheimer International
                Growth Funds and Massmutual
                International Equity Fund)

                Directors and Officers as a group           Common           1,995,677             5.88%

To the knowledge of the Company's directors and executive officers, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of September 30, 2003, 6,457,584 Common Shares of the Company were held by persons with United States addresses, representing 19.04% of our outstanding Common Shares.

      B. Related party transactions

No director or officer or associate of a director or officer nor, to the knowledge of the directors or officers of the Company after having made reasonable enquiry, any person or company who beneficially owns directly or indirectly, more than 10% of the Common Shares of the Company outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, over the past three years in any material transaction of the Company nor do any such persons have a material interest in a proposed material transaction of the Company, except as follows:

Indebtedness of Directors, Executive Officers and Employees

None of the directors, executive officers or employees of the Company was indebted to the Company during the financial year ended April 30, 2003.

Fees and Expenses

The Company acquired exclusive worldwide patents from a member of its Scientific Advisory board for the following amounts:

                                         April 30,      April 30,      April 30,
                                              2003           2002           2001
                                         ---------      ---------      ---------
Patents                                         --       $ 60,000       $250,000


Furthermore, during the year ended April 20, 2001, the Company issued 98,840 Common Shares to a member of its Scientific Advisory Board for the acquisition of these patents. The agreement also stipulates that royalties shall be paid on the sale of the licensed technology or on the sale of medical products to be developed by the Company, to the extent that they incorporate the licensed technology.

The Company carried out, in the normal course of business, the following transactions with certain directors and companies related to these directors:

                                         April 30,      April 30,      April 30,
                                              2003           2002           2001
                                        ----------     ----------     ----------
                                         Directors      Directors      Directors
                                        ----------     ----------     ----------
Professional fees(1)                    $   58,046     $  142,483     $  230,115
Share issue expenses and
Corporate transaction costs                     --        944,077         49,721
                                        ----------     ----------     ----------
                                        $   58,046     $1,086,560     $  279,836
                                        ==========     ==========     ==========

These transactions were recorded at their exchange value, which is the consideration established and agreed upon by the related parties.

      C. Interest of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

      A. Consolidated Financial Statements

See "Item 19 - Exhibits".

Legal Proceedings

The Company is not involved in any legal proceedings nor is it aware of any proceedings that are contemplated that it believes could have a material adverse effect upon its financial condition or results of operation.

Dividend Distribution Policy

The Company has never paid a cash dividend on its Common Shares. In the future, declared dividends, if any, would be declared in Canadian dollars. For shareholders who are United States residents, dividends would be converted and paid in U.S. dollars at the rate of exchange prevailing on the declaration date.

      B. Significant Changes

During the fiscal year ended April 30, 2003, the Company divested itself of the ISIS industrial division in order to focus its efforts on the bio-optical imaging sector. The Company sold its entire ISIS division for US$5.5 million to Photon Dynamics, Inc., one of the largest providers of solutions to the electronics industry in the United States.

On October 22, 2002, ART concluded a strategic alliance with GE Medical Systems consisting of an equity investment, an agreement for the development of new applications in the field of molecular imaging, as well as an agreement for the marketing, manufacture and distribution of SoftScan(R).

In August 2003, ART also concluded an agreement under which GE Medical Systems will act as exclusive worldwide distributor for SAMI(TM).

ITEM 9. THE OFFER AND LISTING

      A. Offer and listing details

ART's Common Shares have been listed on the TSE on June 29, 2000. The Common Shares are not listed on any other stock exchange and have not been publicly traded outside Canada.

The table below sets forth for the periods indicated (i) the high and low reported prices of the Common Shares on the TSE (in Canadian dollars).

(i)   Annual high and low market prices for the last fiscal year:

                                                         Common Shares (in Cdn$)
                                                         -----------------------
                                                           High           Low
                                                         -----------------------
                                                                   (TSE)
      2003 (From May 1st, 2002 to April 30, 2003)         $3.10         $1.38

(ii) High and low market prices for each full financial quarter for the most recent fiscal year:

                                                         Common Shares (in Cdn$)
                                                         -----------------------
                                                           High           Low
                                                         -----------------------
                                                                   (TSE)
      2003
      First Quarter
      (From May 1st, 2002 to July 31, 2002)                $2.54         $1.50

      Second Quarter
      (Ended October 31, 2002)                             $2.50         $1.38

      Third Quarter
      (Ended January 31, 2003)                             $3.10         $1.70

      Fourth Quarter
      (Ended April 30, 2003)                               $2.07         $1.60

(iii) High and low market prices each month for the most recent six months:

                                                         Common Shares (in Cdn$)
                                                         -----------------------
                                                           High           Low
                                                         -----------------------
                                                                   (TSE)
       Month
       May 2003                                            $1.80         $1.65
       June 2003                                           $3.28         $1.75
       July 2003                                           $2.89         $2.33
       August 2003                                         $3.60         $2.45
       September 2003                                      $3.99         $3.32
       October 2003                                        $4.12         $3.65

      B. Plan of distribution

Not applicable.

      C. Markets

See "Item 9" - The offer and listing- Part A. Offer and listing details.

ITEM 10. ADDITIONAL INFORMATION

      A. Share capital

Not applicable.

      B. Memorandum and Articles of association

ART's Memorandum and Articles are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission to which our Articles of Incorporation and Memorandum were filed as exhibits.

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and Preferred Shares, all without par value, which have attached thereto the following rights, privileges, conditions and restrictions.

1.    Common Shares

The Common Shares are all without par value and entitle their holders to vote at any meetings of the shareholders, on the basis of one vote per share, to receive all dividends declared by the Company on such shares and to receive the remaining property of the Company upon its dissolution.

2. Preferred Shares

The Preferred Shares are all without par value and have attached thereto the following rights, privileges, conditions and restrictions:

2.1. Creation of one or more series of shares

The Preferred Shares may be issued from time to time in one or more series and, subject to the following conditions and subject to obtaining a certificate of amendment related thereto, the directors shall fix, at any moment before such a share issuance, the number of, the designation of, and the rights, privileges, conditions and restrictions attaching to the shares of each series.

2.2. Dividends

Holders of Preferred Shares of each series shall be entitled to receive for every share of each series, as and when declared by the directors, cumulative or non-cumulative dividends in the amount or at the rate to be determined by the directors and in preference to the holders of Common Shares.

Holders of Preferred Shares shall not be entitled to any additional participation.

2.3. Rank

Subject to the provisions of the Canada Business Corporations Act, the directors may determine the priority rank of each series of Preferred Shares to be created.

2.4. Redemption by the Company

The Company may redeem out of capital the whole or any part of the Preferred Shares of each series on payment for each share to be redeemed of an amount (the "Redemption Price") equal to the money consideration received by the Company for the issuance of such shares or to the fair market value of the property or past services consideration received by the Company for the issuance of such shares, as the case may be.

The Company shall pay to the holders of the Preferred Shares of each series called for redemption an amount equal to the Redemption Price together with all declared and unpaid dividends thereon.

The fair market value of the consideration received shall be the amount determined by the directors in accordance with generally accepted accounting and valuation principles. However, in the event that a competent taxing authority issues an income tax assessment and disputes the fair market value as determined by the directors, the Redemption Price shall be increased or decreased accordingly, as the case may be, subject however to any adjustment thereto required pursuant to any final judgment rendered by any court of competent jurisdiction. In the event of a variation in the assessments made by various taxing authorities, the above-mentioned Redemption Price shall be fixed on the basis of the lesser of such assessments.

In case a part only of the then outstanding Preferred Shares is to be redeemed, the shares to be so redeemed shall be selected on a pro rata basis or in such other manner as the holders of the Preferred Shares may unanimously agree upon.

Written notice of such redemption shall be given by post by the Company to all registered holders of Preferred Shares of each series so redeemed, at least 30 days before the date specified for such redemption. The notice shall set out the date and place fixed for such redemption and shall be sent to each such holder to the last known address as it appears in the registers of the Company. Accidental failure to give such notice to one or more holders shall not affect the validity of such redemption. Provided that such notice has been given and that the moneys required for such redemption are deposited with any trust company or chartered bank or savings and credit union referred to in the notice, at or prior to the date specified for redemption, dividends on redeemed Preferred Shares of each series shall cease to accrue from the date of redemption and holders thereof shall have no rights against the Company except the right to receive, out of the moneys so deposited, payment of the Redemption Price upon surrender of the

2.5. Restrictions on Dividend

Notwithstanding any provisions of the articles of incorporation of the Company, no dividend shall be paid on shares of any other class, and no transaction that may give rise to a deemed dividend within the meaning of this term in any tax law shall be made if, after payment of such dividend or conclusion of such transaction, the net realizable value of the Company's assets would not be sufficient to provide for the redemption of all issued and outstanding Preferred Shares.

2.6. Purchase by the Company

The Company shall be entitled at any time and from time to time to purchase all or part of the then outstanding Preferred Shares by invitation to tender made to all of the holders of Preferred Shares or, with the unanimous consent of such holders, by mutual agreement, at the lowest price at which, in the opinion of the directors, such shares can be obtained, but at a price not exceeding the Redemption Price provided for in subsection 2.4. If, in response to an invitation to tender, the number of shares tendered exceeds the number of shares which the Company intends to purchase, the shares to be purchased shall be selected by lot, in such manner as the directors shall determine, or, if so determined by the directors, the shares shall be purchased on a pro rata basis, in proportion to the number of shares offered by each holder, disregarding fractions of shares.

2.7. Return of Capital

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, holders of Preferred Shares of each series shall be entitled to receive pari passu, before any distribution of any part of the assets of the Company among the holders of Common Shares, an amount equal to the Redemption Price, as defined at subsection 2.4, together with all declared and unpaid dividends thereon, but they shall be entitled to no amount other than, or in excess of, the amount hereinabove provided for.

2.8. Voting Rights

Holders of Preferred Shares of each series shall not, in such capacity, have any voting rights for the purpose of electing directors or for any other purpose, nor shall they be entitled to attend any meetings of the shareholders.

      C. Material contracts

In April 2001, the Company acquired an exclusive worldwide license from a member of its Scientific Advisory Board for a consideration of $250,000 and the issuance of 98,840 Common

Shares. The agreement also stipulates that royalties shall be paid on the sale of the licensed technology or on the sale of medical products to be developed by the Company, to the extent that they incorporate the licensed technology. These transactions were recorded at their exchange value, which was the consideration established and agreed upon by the related parties.

On October 22, 2002, ART and GE Medical Systems, a unit of General Electric Company, signed a multi-year agreement in which GE Medical Systems will help market, manufacture and distribute ART's Softscan(R) breast imaging system. Under the SoftScan(R) Commercial Alliance Agreement, GE Medical Systems will manufacture and distribute globally SoftScan(R) as of the full-production phase (the phase following the clinical and pre-production phases). Prior to the full-production phase, ART will manufacture the SoftScan(R) device. During the pre-production phase, GE Medical Systems' specialists will receive SoftScan(R) specific training in order to prepare for commercialization, with a focus on using GE Medical Systems' distribution channels. Under the Research and Development Alliance Agreement, GE Medical Systems and ART will jointly collaborate on research and development projects in the field of optical molecular imaging.

      D. Exchange controls

Not applicable.

      E. Taxation

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to a person (a "U.S. Holder") who holds Common Shares and who at all times while the U.S. Holder holds such Common Shares, for purposes of the Canadian Tax Act and the Canada-United States Income Tax Convention (1980) (the "Tax Treaty"): (i) has not been and will not be resident, or deemed to be resident in Canada, (ii) deals at arm's length with the Company (for the purposes of the Canadian Tax Act), (iii) is not affiliated (within the meaning of the Canadian Tax Act) with the Company, (iv) holds the Common Shares as capital property, and (v) does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada at any time. This summary does not apply to a person which carries on an insurance business in Canada and elsewhere.

This summary is based upon the Tax Treaty, the current provisions of the Canadian Tax Act, the regulations there under, the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the proposed amendments to the Canadian Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action. The discussion does not take into account the tax laws of the various provinces or territories of Canada. It is intended to be a general description of the Canadian federal income tax considerations and does not take into account the individual circumstances of any particular shareholder.

This summary is of a general nature only and U.S. Holders should consult their own tax advisors with respect to the income tax consequences to their holding and disposing of Common Shares having regard to their particular circumstances.

Taxation of Dividends

By virtue of the Canadian Tax Act and the Tax Treaty, dividends (including stock dividends) paid or credited or deemed to be paid or credited on the Common Shares to a U.S. Holder who is the beneficial owner of such dividend will be subject to Canadian non-resident dividend withholding tax at the rate of 15% of the gross amount of such dividends except if the U.S. Holder is a company that beneficially owns at least 10% of the voting stock of the Company, in which case the rate is reduced to 5%.

Disposition of Common Shares

The following discussion assumes that the Common Shares will not constitute "taxable Canadian property" (within the meaning of the Canadian Tax Act) to a U.S. Holder. Generally, a Common Share will not be taxable Canadian property to a U.S. Holder if, at the time of the disposition, the Common Shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange on which the Common Shares are presently listed), and the U.S. Holder, persons with whom the U.S. Holder does not deal at arm's length for the purposes of the Canadian Tax Act, or the U.S. Holder together with such persons, has not owned (taking into account any interest in or option in respect of such shares) 25% or more of the shares of any class or series of the Company at any time during the five-year period that immediately precedes the disposition or deemed disposition of the Common Share.

A U.S. Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share.

      F. Dividends and paying agents

Not applicable.

      G. Statement by experts

Not applicable

      H. Documents on display

Copies of the documents that the Company has filed or incorporated by reference as exhibits in this Annual Report may be inspected at the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, U.S.A.

      I. Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks associated with changes in foreign currency exchange rates, changes in interest rates and credit risks from customer trade receivables.

Foreign Currency Exchange Risks

The Company is exposed to foreign currency exchange rate risks as a result of its importing and exporting activities. The primary functional currency of the Company is the CDN dollar. The reporting currency is the U.S. dollar. As a result, the Company is exposed to risk from changes in foreign currency exchange rates against the CDN dollar and from changes in the foreign exchange rate between the CDN dollar and the U.S. dollar. However, since the Company does not generate a significant volume of commercial transactions, the foreign currency exchange variation has a minimal impact on its earnings.

Interest Rate Risks

The Company is not subject to significant interest rate risks as its borrowings are not significant. Credit Risks

In the normal course of business, the Company incurs credit risk from the trade debtors, which the Company manages with its credit policy. The Company monitors this exposure on a regular basis. The Company's credit risk from its trade debtors is limited due to the size of its customers.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      A.    Material modifications to the rights of security holders

None.

      B.    Use of proceeds

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

      A.    Evaluation of disclosure controls and procedures.

            The Company's principal executive officer and its principal financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, such principal executive officer and principal financial officer concluded that, the Company's disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

      B.    Change in Internal Control over Financial Reporting.

            No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT

Not applicable.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITEES

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17. Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Our consolidated financial statements are stated in U.S. dollars and are prepared in accordance with Canadian GAAP. See note 19 to the consolidated financial statements for a reconciliation to U.S. GAAP.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

      A.    Consolidated Financial Statements

Auditors' Report for each of the years in the three-year period ended April 30, 2003

Consolidated Balance Sheets as at April 30, 2003

Consolidated Loss and Deficit for the years ended April 30, 2003, 2002, 2001.

Consolidated Cash Flows for the years ended April 30, 2003, 2002, 2001.

Notes to Consolidated Financial Statements.

      B.    Exhibits

                    Incorporate
    Exhibit No.     By Ref. To           Description of Exhibit
    -----------     ----------           ----------------------
        1.1          1.1+                Certificate of Incorporation of the Company, as amended.
        1.2          1.2+                By-laws of the Company.
        1.3          1.3+                English version of Amendment to Certificate of Incorporation
                                         (for the Recapitalization).
        3.1          3.1+                Shareholders Agreements.
        4.1          3.2+                Agreements with National Optics Institute.
        4.2          3.3+                Quebec Real Property Lease.
        4.3          3.4+                Patent Portfolio License (+)
        4.4          3.5++               Asset Purchase Agreement
        4.5          *                   SoftScan(R)Commercial Alliance Agreement (+ +)
       12.1          *                   CEO Certification pursuant to Rule 13A-14(a)
       12.2          *                   CFO Certification pursuant to Rule 13A-14(a)
       13.1          *                   CEO Certification pursuant to Section 1350
       13.2          *                   CFO Certification pursuant to Section 1350

----------
+     Incorporated by reference to the Company's Registration Statement on Form
      20-F.

(+) The Registrant has applied for Confidential Treatment for a portion of this document.

++ Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended April 30, 2002.

(++) The Registrant is applying for Confidential Treatment for a portion of this document.

*     Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                                           ART ADVANCED RESEARCH
                                           TECHNOLOGIES INC.


Date: November 14, 2003                By: (s) Micheline Bouchard
                                           -------------------------------------
                                           Micheline Bouchard
                                           President and Chief Executive Officer

                                    GLOSSARY

Set forth below are the definitions of certain terms used in this document:

Angiogenesis                  The process of new blood vessel formation,
                              commonly induced in response to malignant tissue and other diseases.

Biopsy The process of removing and examining tissue or other material from the body for the purposes of determining the nature of an illness or suspected illness.

Continuous wave imaging       An imaging technology which uses a near infrared
                              laser source with a continuous output and a solid state detector to monitor signal strength.

Frequency domain imaging      An imaging technology which uses a near infrared
                              laser source whose output intensity varies rapidly in time with an alternating signal and a detector to monitor signal amplitude and phase.

Ionizing radiation            Radiation of sufficient energy to dissociate atoms
                              or molecules in the tissue which has been subjected to the radiation and which may therefore harm that tissue.

Photon A quantity of electromagnetic energy (i.e., energy exhibited by electricity and magnets) behaving as if it were a particle and a wave, but possessing no mass (when at rest) and no charge. The energy of X-rays and light is carried by photons.

Pulse laser                   A laser, which emits short bursts of light in a
                              repetitive fashion.

Radiologically breast tissue  Breast tissue which is resistant to the passage or penetration of X-rays.

Time resolved imaging         An imaging technology which uses a near infrared
(time domain)                 laser to produce high peak energy pulses of very
                              short duration and very high repetition rate and a detector to monitor signal strength over time.

Ultrasound                    An imaging device that uses sound waves to create
                              an image.

X-ray An imaging device that uses electromagnetic radiation with short wavelengths. The X-ray image is formed by the differential absorption of photons by the tissues through which they pass. When the beam is focused on photographic film set up behind the patient, shadows are created of different intensity and create an image. Digital X-ray transforms the latent X-ray image into an electronic digital image.

X-ray mammogram               An X-ray image of breast tissue.

X-ray mammography             A technology which uses X-rays to produce an image
                              of breast tissue.

                              ART Advanced Research
                                Technologies Inc.

                        Consolidated Financial Statements

       Auditors' Report                                         2

       Financial Statements
           Consolidated Balance Sheets                          3
           Consolidated Operations and Deficit                  4
           Consolidated Cash Flows                              5
           Notes to Consolidated Financial
           Statements                                     6 to 24

Auditors' Report

To the Shareholders of
ART Advanced Research Technologies Inc.

We have audited the consolidated balance sheets of ART Advanced Research Technologies Inc. as at April 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended April 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended April 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.


(s) Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants

Montreal, Canada
May 30, 2003

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(In US dollars)

--------------------------------------------------------------------------------

                                                                                                April 30, 2003       April 30, 2002
                                                                                                --------------       --------------
ASSETS
Current assets
     Cash                                                                                       $      830,005       $      681,354
     Term deposit, 2.65%, maturing in April 2004 (Note 16)                                             209,293                   --
     Term deposit, 1.25%, maturing in April 2003                                                            --              191,266
     Commercial papers, 1.01% to 2.90%, maturing from June to August 2003                            3,647,515                   --
     Commercial paper, 1.95%, maturing in May 2002                                                          --               15,915
     Commercial papers, 2.15% to 2.35%, maturing from June to August 2002                                   --            2,223,993
     Accounts receivable (Note 4)                                                                      124,910              188,117
     Investment tax credit receivable                                                                  906,215              275,787
     Inventories                                                                                            --            1,066,744
     Prepaid expenses                                                                                  241,239               48,705
                                                                                                --------------       --------------
                                                                                                     5,959,177            4,691,881
                                                                                                --------------       --------------

Fixed assets (Note 5)                                                                                  386,121              454,958
                                                                                                --------------       --------------
Other assets
     Restricted cash (Note 10)                                                                         555,697                   --
     Deposit                                                                                             4,507               12,095
     Patents (Note 3)                                                                                1,126,628              956,200
                                                                                                --------------       --------------
                                                                                                     1,686,832              968,295
                                                                                                --------------       --------------
                                                                                                $    8,032,130       $    6,115,134
                                                                                                ==============       ==============
LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities (Note 7)                                          $    1,819,231       $    1,501,198
                                                                                                --------------       --------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 8)                                                  56,265,536           48,045,060
Deficit                                                                                            (49,561,034)         (42,309,220)
Cumulative translation adjustments                                                                    (491,603)          (1,121,904)
                                                                                                --------------       --------------
                                                                                                     6,212,899            4,613,936
                                                                                                --------------       --------------
                                                                                                $    8,032,130       $    6,115,134
                                                                                                ==============       ==============

Commitments and contingency (Notes 15 and 16)

================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,


    Benoit La Salle (signed)                    Raymond Cyr (signed)
    ----------------------------                -----------------------------
    Director                                    Director

ART Advanced Research Technologies Inc.
Consolidated Operations and Deficit
(In US dollars)

--------------------------------------------------------------------------------

                                                                                                                      Years ended
                                                                           --------------------------------------------------------
                                                                                                April 30, 2002       April 30, 2001
                                                                           April 30, 2003          (Note 10)            (Note 10)
                                                                           --------------       --------------       --------------
Revenues                                                                   $           --       $           --       $           --
                                                                           --------------       --------------       --------------

Operating expenses
      Research and development expenses (Note 12)                               5,734,470            6,284,211            4,637,301
      Selling, general and administrative expenses                              2,885,065            3,215,654            3,746,212
      Depreciation expense                                                        138,173              201,328               93,430
                                                                           --------------       --------------       --------------
                                                                                8,757,708            9,701,193            8,476,943
                                                                           --------------       --------------       --------------
Operating loss                                                                  8,757,708            9,701,193            8,476,943
Interest expense                                                                      393                3,278                7,695
Interest income                                                                   (99,674)            (183,826)            (295,215)
Foreign exchange loss (gain)                                                      219,065             (175,162)                  --
Other expenses (Note 8)                                                         1,467,621                   --                   --
                                                                           --------------       --------------       --------------
Loss from continuing operations before income
taxes                                                                          10,345,113            9,345,483            8,189,423
Current income taxes recovered (Note 13)                                       (1,318,668)                  --                   --
                                                                           --------------       --------------       --------------
Loss from continuing operations                                                 9,026,445            9,345,483            8,189,423
Loss (profit) from discontinued operations (Note 10)                           (2,479,841)           1,536,017            1,675,948
                                                                           --------------       --------------       --------------
Net loss                                                                        6,546,604           10,881,500            9,865,371
Deficit, beginning of year                                                     42,309,220           30,405,058           18,182,422
Share issue expenses                                                              705,210            1,022,662            2,357,265
                                                                           --------------       --------------       --------------
Deficit, end of year                                                       $   49,561,034       $   42,309,220       $   30,405,058
                                                                           ==============       ==============       ==============

Basic and diluted loss per share from continuing
operations                                                                 $         0.38       $         0.46       $         0.47
                                                                           ==============       ==============       ==============

Basic and diluted earnings (loss) per share from
discontinued operations                                                    $        (0.10)      $         0.08       $         0.09
                                                                           ==============       ==============       ==============

Basic and diluted net loss per share (Note 8)                              $         0.28       $         0.54       $         0.56
                                                                           ==============       ==============       ==============

Basic and diluted weighted average number of
common shares outstanding (Note 8)                                             23,493,351           20,161,734           17,547,904
                                                                           ==============       ==============       ==============

================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(In US dollars)

--------------------------------------------------------------------------------

                                                                                                                      Years ended
                                                                           ---------------------------------------------------------
                                                                                                April 30, 2002       April 30, 2001
                                                                           April 30, 2003          (Note 10)            (Note 10)
                                                                           --------------       --------------       --------------
OPERATING ACTIVITIES
Net loss                                                                   $   (6,546,604)      $  (10,881,500)      $   (9,865,371)
Non-cash items
     Depreciation expense                                                         138,173              201,328               93,430
     Other expenses (Note 8)                                                      717,621                   --                   --
     Extension of share purchase warrants (Note 8)                                     --               60,000                   --
Decrease (increase) in current assets
     Accounts receivable                                                           61,298              260,632             (106,253)
     Investment tax credit receivable                                            (563,018)             401,563              191,104
     Prepaid expenses                                                            (175,242)              81,826              (79,422)
Increase (decrease) in current liabilities
     Accounts payable and accrued liabilities                                     164,623             (639,556)             449,578
                                                                           --------------       --------------       --------------
Cash flows from continuing operating activities                                (6,203,149)         (10,515,707)          (9,316,934)
Cash flows from discontinued activities                                        (4,330,520)            (377,582)            (376,467)
                                                                           --------------       --------------       --------------
Cash flows from operating activities                                          (10,533,669)         (10,893,289)          (9,693,401)
                                                                           --------------       --------------       --------------
INVESTING ACTIVITIES
Decrease (increase) of short-term investments                                  (1,130,730)           3,419,294           (6,052,642)
Increase in fixed assets                                                          (53,408)             (52,441)            (267,146)
Increase in other assets                                                         (647,768)            (219,890)            (172,025)
                                                                           --------------       --------------       --------------
Cash flows from continuing investing activities                                (1,831,906)           3,146,963           (6,491,813)
Cash flows from discontinued activities (Note 10)                               5,500,000              (64,175)             (58,379)
                                                                           --------------       --------------       --------------
Cash flows from investing activities                                            3,668,094            3,082,788           (6,550,192)
                                                                           --------------       --------------       --------------
FINANCING ACTIVITIES
Decrease (increase) in deferred charges                                                --               29,358              (30,447)
Decrease in bank loan                                                                  --                   --             (674,457)
Share issue                                                                     7,502,855            9,533,417           11,788,567
Share issue expenses                                                             (705,210)          (1,022,662)          (2,317,521)
                                                                           --------------       --------------       --------------
Cash flows from financing activities                                            6,797,645            8,540,113            8,766,142
                                                                           --------------       --------------       --------------
Net increase (decrease) in cash and cash equivalents                              (67,930)             729,612           (7,477,451)
Effect of foreign currency translation adjustments                                200,666             (287,155)            (384,181)
Cash and cash equivalents, beginning of year                                      697,269              254,812            8,116,444
                                                                           --------------       --------------       --------------
Cash and cash equivalents, end of year                                     $      830,005       $      697,269       $      254,812
                                                                           ==============       ==============       ==============

CASH AND CASH EQUIVALENTS
Cash                                                                       $      830,005       $      681,354       $      254,812
Commercial paper                                                                       --               15,915                   --
                                                                           --------------       --------------       --------------
                                                                           $      830,005       $      697,269       $      254,812
                                                                           ==============       ==============       ==============

Supplemental disclosure of cash flow information
Interest paid                                                              $         (393)      $       (3,278)      $       (7,695)
Interest received                                                                  90,366              183,826              295,215

================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
1 - GOVERNING STATUTES AND NATURE OF OPERATIONS
--------------------------------------------------------------------------------

The Company, incorporated under the Canada Business Corporations Act, is involved in the research, design, development and marketing of innovative bio-optical imaging technologies used in the detection of anomalies and in visualizing biological phenomena and processes in living systems. The Company's shares have been listed on the Toronto Stock exchange since June 29, 2000.

The Company estimates that there will be additional capital requirements relating to its research and development activities and commercialization of its products and that operating losses and negative cash flows will be incurred prior to full commercialization. The ability to generate positive net income and cash flows from operations in the future is dependent upon many factors, including the Company's ability to raise additional capital, the level of market acceptance for the Company's products, the degree of competition encountered by the Company and general economic conditions.

--------------------------------------------------------------------------------
2 - CHANGE IN ACCOUNTING POLICY
--------------------------------------------------------------------------------

On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section defines in particular recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value to the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment. The supplementary information required by this new Section is presented in note 9.

On May 1, 2002, the Company also adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3062, "Goodwill and Other Intangible Assets". This section prescribes that an intangible asset with a limited useful life should be amortized over its useful life. Moreover, the section requires new financial statement disclosure with respect to intangible assets subject to amortization, the gross carrying amount, accumulated amortization and the amount of intangible assets subject to amortization that were acquired since the beginning of the year. The supplementary information required by this section is presented in note 3.

On May 1, 2001, the Company adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to Section 3500, "Earnings per Share". Under the new recommendations, the treasury stock method is to be used, instead of the imputed earnings approach, for determining the dilutive effect of warrants and options. All prior diluted earnings per share amounts have been recalculated in accordance with the new requirements. Since the Company has incurred losses, such recalculations did not result in any change to the Company's previously reported diluted earnings per share for all periods presented.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
3 - ACCOUNTING POLICIES
--------------------------------------------------------------------------------

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. The principal accounting policies are as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ISIS Infrared Screening Inspection Solutions Inc. and ART Aerospace Research U.S. Inc.

Revenue recognition

Revenues from sales of the Company's products are recorded at the time the product is shipped, provided that collection of the proceeds of sale is reasonably assured. A warranty provision is recorded at the time revenue is recognized based on estimated customer returns and allowances.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

Patents

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. Information relating to the patents is detailed as follows:

                                                                            April 30, 2003
                                                                            --------------
Gross carrying value                                                        $    1,126,628
Accumulated amortization                                                                --
                                                                            --------------
Net carrying value                                                          $    1,126,628
                                                                            ==============

Amount of patents that were acquired since the beginning of the year        $      143,944
                                                                            ==============

Depreciation

Fixed assets are recorded at cost and are depreciated over their estimated useful lives on a straight-line basis over the following periods:

Computer equipment                                                 3 years
Office furniture, tools and equipment                              5 years
Leasehold improvements                                       Term of lease

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
3 - ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Research and development expenses

Research expenses are charged against income in the year in which they are incurred. Development expenses, including the costs of preparing prototypes, are charged against income in the year in which they are incurred, unless the criteria for capitalization under Canadian generally accepted accounting principles are met. The Company has not deferred any such development costs to date.

Investment tax credits, based on qualifying research and development expenses, are applied against R&D expenses in the year in which the expenses are incurred.

Share issue expenses

Share issue expenses are accounted for as an increase to the deficit.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the accounting basis and tax basis of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance against any future tax asset if, according to management, it is more likely than not that the asset will not be realized.

Cash equivalents

Cash equivalents are carried at cost, which approximates market value. Cash equivalents are short-term, highly liquid investments.

Reporting currency and translation of foreign currencies

The Company adopted the United States dollar as its reporting currency effective May 1, 1999. The Company's financial statements have been translated from the currency of measurement, the Canadian dollar, into the reporting currency using the current rate method. All cumulative translation gains or losses have been included as a separate component of shareholders' equity.

Transactions concluded in currencies other than the currency of measurement have been translated as follows: monetary assets and liabilities have been translated at the exchange rates in effect at the end of the period and revenues and expenses have been translated at the weighted average exchange rates for the periods. Exchange gains and losses arising from such transactions have been included in income.

Dividends

The Company has never paid a cash dividend on its common shares. In the future, any dividends declared will be in Canadian dollars. For shareholders who are United States residents, dividends will be translated and paid in U.S. dollars at the rate of exchange prevailing on the declaration date.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
3 - ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Basic and diluted loss per common share and information pertaining to number of shares

The Company used the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed according to the weighted average number of common shares outstanding for all periods presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all of the periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

Stock options and share purchase warrants for the purchase of 3,946,437, 2,782,070 and 3,009,630 common shares were outstanding at April 30, 2003, 2002 and 2001 respectively, but were not included in the calculation of the diluted loss per share.

--------------------------------------------------------------------------------
4 - ACCOUNTS RECEIVABLE
--------------------------------------------------------------------------------

                                                                                       April 30, 2003     April 30, 2002
                                                                                       --------------     --------------
Trade accounts, net of allowance for doubtful accounts of $0                           $           --     $      152,049
Sales tax receivable                                                                          103,970             26,328
Other receivables                                                                              20,940              9,740
                                                                                       --------------     --------------
                                                                                       $      124,910     $      188,117
                                                                                       ==============     ==============

--------------------------------------------------------------------------------
5 - FIXED ASSETS
--------------------------------------------------------------------------------

                                                                                                          April 30, 2003
                                                                    ----------------------------------------------------
                                                                                          Accumulated
                                                                              Cost       depreciation                Net
                                                                    --------------     --------------     --------------
Computer equipment                                                  $      651,910     $      533,025     $      118,885
Office furniture                                                           193,237            157,192             36,045
Tools and equipment                                                        120,191            104,886             15,305
Leasehold improvements                                                     305,644             89,758            215,886
                                                                    --------------     --------------     --------------
                                                                    $    1,270,982     $      884,861     $      386,121
                                                                    ==============     ==============     ==============

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
5 - FIXED ASSETS (Continued)
--------------------------------------------------------------------------------

                                                                                                              April 30, 2002
                                                                        ----------------------------------------------------
                                                                                             Accumulated
                                                                                 Cost       depreciation                 Net
                                                                        --------------    --------------      --------------
Computer equipment                                                      $      571,776    $      416,325      $      155,451
Office furniture                                                               175,324           125,750              49,574
Tools and equipment                                                            150,954           121,915              29,039
Leasehold improvements                                                         278,474            57,580             220,894
                                                                        --------------    --------------      --------------
                                                                        $    1,176,528    $      721,570      $      454,958
                                                                        ==============    ==============      ==============

--------------------------------------------------------------------------------
6 - BANK LOAN
--------------------------------------------------------------------------------

As at April 30, 2003, the Company had available a credit facility pursuant to the provisions of a qualifying investment tax credits receivable program which was authorized by Investissement Quebec. Under this program, Investissement Quebec can provide an 80% guarantee on bank loans identified for the financing of research and development tax credits receivable. Such loans are then repayable upon receipt of the tax credits. This facility was available but not utilized as at April 30, 2003 and 2002.

As at April 30, 2003, a credit facility of $697,642 (CA$1,000,000), secured by a pledge of accounts receivable and by a charge on all assets of the Company, was available but not utilized. This facility bears an interest rate between the base rate and the base rate plus 1.75%. The Company has to comply with certain restrictive clauses.

--------------------------------------------------------------------------------
7 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------

                                                                                          April 30, 2003      April 30, 2002
                                                                                          --------------      --------------
Trade payable                                                                             $    1,035,320      $      959,894
Employee related                                                                                 566,129             245,141
Other                                                                                            217,782             296,163
                                                                                          --------------      --------------
                                                                                          $    1,819,231      $    1,501,198
                                                                                          ==============      ==============

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
8 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS
--------------------------------------------------------------------------------

Capital reorganization

In June 2000, in conjunction with an initial public offering of shares in Canada, the Company filed Articles of Amendment to the Articles of Incorporation in order to complete a capital reorganization. As part of the reorganization, the Company declared and paid to its shareholders a stock dividend of one class "B" share for each issued and outstanding class "B" share.

The reorganization also provided for:

- the creation of an unlimited number of new voting common shares with voting rights and new preferred shares issuable in series;

- the conversion of all issued and outstanding class "B" shares into an equivalent number of common shares;

- the cancellation of the classes "A", "B", "C", "D", "E", "F" and "G" shares.

Prior to this reorganization, the authorized capital stock of the Company consisted in an unlimited number of classes "A", "B", "C", "D", "E", "F" and "G" shares.

Authorized

Unlimited number of shares without par value

      Common shares

      Preferred shares, issuable in series, having such attributes as the Board of Directors may determine

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
8 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
--------------------------------------------------------------------------------

                                                     April 30, 2003                      April 30, 2002
                                     ------------------------------      ------------------------------
                                                      Common shares                       Common shares
                                     ------------------------------      ------------------------------
                                           Number             Value            Number             Value
                                     ------------      ------------      ------------      ------------
Issued and fully paid
Balance, beginning of year             20,523,591      $ 47,985,060        18,014,166      $ 38,451,643
Issue of shares for cash                6,142,680         7,500,000         2,408,425         9,500,000
Issue of shares for cash
following the exercise of stock
options                                     7,070             2,855           101,000            33,417
                                     ------------      ------------      ------------      ------------
                                       26,673,341        55,487,915        20,523,591        47,985,060
Reorganization of capital stock                --                --                --                --
Initial public offering of
common shares for cash                         --                --                --                --
Issue of shares for cash
following the exercise of stock
options                                        --                --                --                --
                                     ------------      ------------      ------------      ------------
Balance, end of year                   26,673,341        55,487,915        20,523,591        47,985,060
Paid and to be issued(a)                       --                --                --                --
                                     ------------      ------------      ------------      ------------
                                       26,673,341      $ 55,487,915        20,523,591      $ 47,985,060
                                     ============      ============      ============      ============

                                                                                         April 30, 2001
                                     ------------------------------      ------------------------------
                                                      Common shares                    Class "B" shares
                                     ------------------------------      ------------------------------
                                           Number             Value            Number             Value
                                     ------------      ------------      ------------      ------------
Issued and fully paid
Balance, beginning of year                     --      $         --        15,854,626      $ 26,363,076
Issue of shares for cash                       --                --            87,200           442,060
Issue of shares for cash
following the exercise of stock
options                                        --                --                --                --
                                     ------------      ------------      ------------      ------------
                                               --                --        15,941,826        26,805,136
Reorganization of capital stock        15,941,826        26,805,136       (15,941,826)      (26,805,136)
Initial public offering of
common shares for cash                  1,850,000        11,220,433                --                --
Issue of shares for cash
following the exercise of stock
options                                   123,500           126,074                --                --
                                     ------------      ------------      ------------      ------------
Balance, end of year                   17,915,326        38,151,643                --                --
Paid and to be issued(a)                   98,840           300,000                --                --
                                     ------------      ------------      ------------      ------------
                                       18,014,166      $ 38,451,643                --      $         --
                                     ============      ============      ============      ============

(A) As at April 30, 2001, the Company had a commitment to issue 98,840 common shares as part of the consideration paid for the acquisition of an exclusive worldwide license. These shares were issued in the year ended April 30, 2002.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
8 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
--------------------------------------------------------------------------------

Share purchase warrants

                                                 April 30, 2003      April 30, 2002
                                                 --------------      --------------
905,237 common share purchase warrants(a)        $      717,621      $           --
1,560,000 common share purchase warrants(b)              60,000              60,000
                                                 --------------      --------------
                                                 $      777,621      $       60,000
                                                 ==============      ==============

(a) During the fiscal year 2003, the Company completed a series of equity financing rounds, through private investments and concluded strategic agreements with one of the investors.

      Pursuant to the financing agreements signed on November 8 and 15, 2002, the Company issued 6,142,680 common shares for gross cash proceeds of $7.5 million. Commissions and other transaction costs amounting to $705,210 were incurred and included in the deficit.

      On November 15, 2002, in conjunction with the closing of one of the financing rounds, the Company concluded two strategic alliance agreements with General Electric Company ("GE"). The first agreement, known as the "Master Research and Development Alliance Agreement", establishes the mutual responsibilities of the Company and GE in research and development activities for the commercialization of new technologies, mainly for the molecular imaging sector. The second agreement, the "Softscan Commercial Alliance Agreement", defines the mutual responsibilities of the Company and GE concerning the development, promotion and manufacturing program for Softscan.

      The Company paid management fees of $750,000 in cash to Synerglobe Capital Ltd. for services rendered in the negotiation and ratification of the strategic agreements. These fees were expensed and presented in the "other expenses" of the consolidated operations and deficit statement and "operating activities" of the consolidated cash flow statement for the period.

      The Company also granted the following share purchase warrants to GE for the acquisition of common shares of the Company, in connection with the closing of the financing agreement, and of the two strategic alliance agreements:

      - Share purchase warrants No. 1: 905,237 share purchase warrants entitling the holder to buy 905,237 common shares of the Company at an exercise price of CA$2.50. These share purchase warrants will be exercisable as of November 15, 2002 and expire on November 15, 2007;

      - Share purchase warrants No. 2: 775,918 share purchase warrants entitling the holder to buy 775,918 common shares of the Company at an exercise price of CA$2.75. These warrants will be exercisable when GE Medical Systems, a division of GE, earns income from the signature of a firm purchase order for Softscan. These warrants expire on November 15, 2007.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
8 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
--------------------------------------------------------------------------------

      The Company evaluated the fair market value of share purchase warrants No. 1 using the Black & Scholes model. The valuation assumptions are listed below:

      -     Expected life: 5 years

      -     Expected volatility: 70%

      -     Risk-free interest rate: 4.3%

      -     Dividend rate: 0%

      Using these assumptions, a total of $717,621 was charged to expenses and included in the section "other expenses" of the consolidated operations and deficit statements while the consideration was recorded under share purchase warrants in shareholders' equity.

      In the case of share purchase warrants No. 2, the Company will record the underlying cost when specific criteria for exercising the warrants will be achieved. The fair market value will be evaluated at that time.

(b) In the fourth quarter of the fiscal year 2002, following regulatory approval, the Company extended the exercise period of 1,560,000 common share purchase warrants held by a company whose president was a director of the Company. The remaining term of such warrants, which had been originally granted in 2000 and which were to expire in April 2002, was extended to April 2004. The exercise price of CA$7.50 per warrant remained unchanged.

      The extension was granted in compensation for services provided to the Company. Accordingly, in the fiscal year 2002 the Company recorded a non-cash expense of $60,000 in its statement of consolidated operations and deficit, representing the estimated value of services obtained.

--------------------------------------------------------------------------------
9 - STOCK-BASED COMPENSATION PLAN
--------------------------------------------------------------------------------

Since 1995, the Company has granted stock options to directors, officers and employees. These stock options expire no later than ten years after their respective date of grant and generally can be exercised as follows:

For   stock options granted between 1995 and March 2002:

-     50% on or after the date which is one year after the date of grant;

-     100% on or after the date which is two years after the date of grant.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
9 - STOCK-BASED COMPENSATION PLAN (Continued)
--------------------------------------------------------------------------------

For stock options granted since April 2002:

-     33 1/3% on or after the date which is one year after the date of grant;

-     66 2/3% on or after the date which is two years after the date of grant;

-     100% on or after the date which is three years after the date of grant.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
9 - STOCK-BASED COMPENSATION PLAN (Continued)
--------------------------------------------------------------------------------

The following table presents the changes in the number of options outstanding in the last three years:

                                                   April 30, 2003                   April 30, 2002                   April 30, 2001
                                      ---------------------------      ---------------------------      ---------------------------
                                          Directors, officers and          Directors, officers and          Directors, officers and
                                                        employees                        employees                        employees
                                      ---------------------------      ---------------------------      ---------------------------
                                                         Weighted                         Weighted                         Weighted
                                       Number of          average       Number of          average       Number of          average
                                         options   exercise price         options   exercise price         options   exercise price
                                      ----------   --------------      ----------   --------------      ----------   --------------
Balance, beginning of year             1,207,070       $     3.83       1,374,630       $     3.86       1,439,130       $     3.74
Options granted                          658,900             1.32         207,000             2.76          59,000             4.28
Options exercised                         (7,070)            0.41        (101,000)            0.34        (123,500)            1.02
Options cancelled                       (382,700)            4.75        (273,560)            4.08              --               --
                                      ----------       ----------      ----------       ----------      ----------       ----------
Balance, end of year                   1,476,200       $     2.83       1,207,070       $     3.83       1,374,630       $     3.86
                                      ==========       ==========      ==========       ==========      ==========       ==========

Options exercisable, end of year         739,565       $     3.89         978,570       $     4.05         972,630       $     3.50
                                      ==========       ==========      ==========       ==========      ==========       ==========

As at April 30, 2003, a total of 937,230 common shares remained available for granting of options.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
9 - STOCK-BASED COMPENSATION PLAN (Continued)
--------------------------------------------------------------------------------

The following table presents the details of director, officer and employee options:

                                                               April 30, 2003   April 30, 2002   April 30, 2001
                                                               --------------   --------------   --------------
                                                   Number of        Number of        Number of        Number of
                                                     options          options          options          options
Date granted                      Expiry date(a)     granted      outstanding      outstanding      outstanding     Exercise price
------------                      --------------   ---------   --------------   --------------   --------------     --------------
1996-04-26                          2006-04-25       683,000               --            7,070          132,130          $    0.36
1996-08-21                          2006-08-20        30,000           30,000           30,000           30,000               1.19
1997-08-29                          2007-08-28       230,000          192,000          194,000          195,000               3.21
1998-02-09                          2008-02-08        40,000               --               --           40,000               4.36
1998-03-10                          2008-03-09        14,000            2,000            3,000           14,000               5.23
1999-02-15                          2009-02-14       221,000          169,000          204,000          218,500               4.19
1999-10-08                          2009-10-07        30,000               --               --           30,000               4.19
2000-02-17                          2010-02-16       125,000           27,000           87,000          125,000               5.23
2000-03-20                          2010-03-19       531,000          232,000          429,000          531,000               5.23
2000-09-11                          2010-09-10        11,000            1,000            1,000           11,000               5.16
2000-12-05                          2010-12-04         8,000            5,500            8,000            8,000               4.15
2001-01-30                          2011-01-29        40,000               --           40,000           40,000               4.36
2001-08-24                          2011-08-23        20,000               --           20,000               --               3.38
2001-09-05                          2011-09-04        90,000           90,000           90,000               --               3.31
2001-12-14                          2011-12-13        91,500           68,500           88,500               --               2.69
2002-04-11                          2012-04-10         5,500            5,500            5,500               --               2.50
2002-06-19                          2012-06-18       216,400          211,200               --               --               1.67
2002-08-16                          2012-08-15       275,000          275,000               --               --               1.20
2002-09-05                          2012-09-04         2,000            2,000               --               --               1.74
2002-11-14                          2012-11-13        80,000           80,000               --               --               1.64
2002-11-28                          2012-11-27         3,000            3,000               --               --               2.00
2003-02-10                          2013-02-09        50,000           50,000               --               --               1.33
2003-02-27                          2013-02-26        32,500           32,500               --               --               1.26
                                                   ---------        ---------        ---------        ---------
                                                   2,828,900        1,476,200        1,207,070        1,374,630
                                                   =========        =========        =========        =========

Weighted-average remaining
  contractual life                                                  7.2 years        7.6 years          8 years
                                                                    =========        =========        =========

(a) During the financial year ended April 30, 2003, the Board of Directors of the Company has agreed to extend the duration of certain options granted to a director who resigned from the Board. Under the conditions of grant governed by the stock option plan, 250,000 options granted to this director were to expire beginning on August 28, 2007. Unless the Board of Directors directs otherwise, the Company's stock option plan stipulates that such options be exercised within ninety (90) days following the director's resignation, failing which the options will expire. Following the resignation of the director, the Board of Directors chose to extend the exercise period of the options in recognition of past services rendered to the Company. The exercise period of the options was extended until February 2006 and the exercise price remains unchanged.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
9 - STOCK-BASED COMPENSATION PLAN (Continued)
--------------------------------------------------------------------------------

The Company does not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table:

                                                                 April 30, 2003
                                                                 --------------
Net loss
      As reported                                                $    6,546,604
      Pro forma                                                  $    6,681,563

Basic and diluted loss per share
      As reported                                                $        (0.28)
      Pro forma                                                  $        (0.28)

To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting period of the stock options.

The pro forma effect on the net loss of the period is not representative of the pro forma effect on the net loss of the future periods because it does not take into consideration the pro forma compensation cost related to stock options awarded prior to May 1, 2002. The fair value of the stock options granted was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the year:

-     Expected dividend yield: none

-     Expected volatility: 70%

-     Risk-free interest rate: 4.72%

-     Expected life: 7 years

The fair value of stock options granted during the year ended April 30, 2003 was $0.92.

Other stock options

During the year ended April 30, 2001, the Company granted 10,000 and 5,000 common stock options to consultants as partial compensation for services rendered to the Company. The options are exercisable at CA$6.25 and CA$4.80 respectively. During the year ended April 30, 2003, 10,000 common stock options expired without being exercised. The 5,000 common stock options outstanding on April 30, 2003, expire on March 19, 2011.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
10 - DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

The Company's bio-optical imaging led it to reconsider its involvement in the industrial sector. Due to economic downturn affecting the electronics market and the lack of sales and distribution infrastructure, the ISIS thermal imaging division has not been able to reach an acceptable level of profitability. Consequently, with the Board's approval, the Company decided to sell the division during the month of July 2002 to Photon Dynamics, Inc. for $5.5 million.

The discontinued operations presented in 2002 and 2001 were reclassified under "discontinued operation loss". Results are detailed as follows:

                                                                                              Years ended
                                                  -------------------------------------------------------
                                                  April 30, 2003       April 30, 2002      April 30, 2001
                                                  --------------       --------------      --------------
Revenues                                          $           --       $      539,499      $      676,196
                                                  ==============       ==============      ==============

Operating loss                                    $      516,281       $    1,536,017      $    1,675,948
                                                  ==============       ==============      ==============

Gain on disposal of the industrial division,
net of current taxes of $1,318,668                $    2,996,122       $           --      $           --
                                                  ==============       ==============      ==============

Discontinued operation loss (profit)              $   (2,479,841)      $    1,536,017      $    1,675,948
                                                  ==============       ==============      ==============

As at April 30, 2003, an amount of $550,000 received from Photon Dynamics, Inc. was deposited in trust. This amount bears interest at 1.05% and will be available to convert to cash in July 2003.

--------------------------------------------------------------------------------
11 - RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

The Company acquired exclusive worldwide patents from a member of its Scientific Advisory Board for the following amounts:

                                                   April 30, 2003      April 30, 2002      April 30, 2001
                                                   --------------      --------------      --------------
Patents                                            $           --      $       60,000      $      250,000
                                                   ==============      ==============      ==============

Furthermore, during the year ended April 30, 2001, the Company issued 98,840 common shares to a member of its Scientific Advisory Board for the acquisition of these patents. The agreement also stipulates that royalties shall be paid on the sales of the licensed technology or on the sale of medical products to be developed by the Company, to the extent that they incorporate the licensed technology.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
11 - RELATED PARTY TRANSACTIONS (Continued)
--------------------------------------------------------------------------------

In the normal course of business, the Company carried out the following transactions with certain directors and companies related to these directors:

                                                        April 30, 2003       April 30, 2002       April 30, 2001
                                                        --------------       --------------       --------------
Professional fees                                       $       58,046       $      142,483       $      230,115
Share issue expenses and capital transaction costs                  --              944,077               49,721
                                                        --------------       --------------       --------------
                                                        $       58,046       $    1,086,560       $      279,836
                                                        ==============       ==============       ==============

These transactions were recorded at their exchange value, which is the consideration established and agreed upon by the related parties.

--------------------------------------------------------------------------------
12 - RESEARCH AND DEVELOPMENT EXPENSES
--------------------------------------------------------------------------------

The research and development expenses and the related investment tax credits included in the consolidated statements of operations and deficit are as follows:

                                                        April 30, 2003       April 30, 2002       April 30, 2001
                                                        --------------       --------------       --------------
Research and development expenses                       $    6,305,262       $    6,614,157       $    5,013,656
Investment tax credits                                        (570,792)            (329,946)            (376,355)
                                                        --------------       --------------       --------------
                                                        $    5,734,470       $    6,284,211       $    4,637,301
                                                        ==============       ==============       ==============

The investment tax credits recorded by the Company are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

--------------------------------------------------------------------------------
13 - INCOME TAXES
--------------------------------------------------------------------------------

The current tax recovery presented in the consolidated operations and deficit statement for the year ended April 30, 2003, represents the utilisation of tax losses for the year to recover current income tax resulting from the gain related to the discontinued operations.

The variance between the statutory income tax rate (34.48% in 2003, 36.50% in 2002 and 37.83% in 2001) and the Company's effective income tax rate (12.7% in 2003 and nil for 2002 and 2001) for all the years presented is mainly attributable to the valuation allowance related to the future income tax assets.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
13 - INCOME TAXES (Continued)
--------------------------------------------------------------------------------

Future income tax assets of approximately $15,057,000 as at April 30, 2003 ($12,031,000 as at April 30, 2002) have not been reflected in these financial statements. These assets result primarily from non-capital losses and unused income tax deductions resulting from expenses recognized for accounting purposes but not deducted for income tax purposes. These losses and unused income tax deductions will allow the Company to reduce its current income taxes in subsequent years. They are summarized as follows:

                                                                        April 30, 2003       April 30, 2002
                                                                        --------------       --------------
Future income tax assets resulting from
      Tax losses                                                        $   11,562,000       $    9,418,000
      Research and development expenses                                      2,906,000            1,866,000
      Excess of tax basis over carrying value of assets                        589,000              747,000
                                                                        --------------       --------------
                                                                            15,057,000           12,031,000
Valuation allowance                                                        (15,057,000)         (12,031,000)
                                                                        --------------       --------------
Net future income tax assets recorded                                   $           --       $           --
                                                                        ==============       ==============

As at April 30, 2003, the losses and unused tax deductions are available as follows:

                                                                               Federal           Provincial
                                                                        --------------       --------------
Non-capital losses expiring in
      2004                                                              $    1,418,000       $    1,368,000
      2005                                                                   2,657,000            2,327,000
      2006                                                                   3,651,000            3,792,000
      2007                                                                   3,458,000            3,534,000
      2008                                                                   9,620,000            9,650,000
      2009                                                                  10,530,000           10,515,000
      2010                                                                   5,992,000            5,944,000
                                                                        --------------       --------------
                                                                            37,326,000           37,130,000
Unused income tax deductions
      Research and development expenses which can be deferred over
      an indefinite period                                                   8,283,000           12,063,000
                                                                        --------------       --------------
                                                                        $   45,609,000       $   49,193,000
                                                                        ==============       ==============

--------------------------------------------------------------------------------
14 - SEGMENT INFORMATION
--------------------------------------------------------------------------------

Following the disposal of the industrial division (note 10) during the first quarter of the year ended April 30, 2003, only the bio-optical imaging segment remains for decision making and performance assessment purposes.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
15 - CONTRACTUAL COMMITMENTS
--------------------------------------------------------------------------------

The Company is committed under operating leases expiring between 2004 and 2012 for its premises, a vehicle and computer equipment to pay a total amount of $3,211,332.

The annual commitments for the next five years are as follows:

                                                             April 30, 2003
                                                             --------------

2004                                                         $    529,110
2005                                                              313,915
2006                                                              317,729
2007                                                              310,280
2008                                                              315,181

--------------------------------------------------------------------------------
16 - CONTINGENCY
--------------------------------------------------------------------------------

Letters of credit

As at April 30, 2003, letters of credit of $139,528 and $69,765 have been issued in favour of a lessor with respect to the rental of certain premises by the Company. A term deposit maturing in April 2004 has been given as security for these letters of credit.

--------------------------------------------------------------------------------
17 - FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

The financial statements include only primary financial instruments.

The fair value of short-term financial assets and liabilities is equivalent to their carrying amount given that they will mature shortly.

--------------------------------------------------------------------------------
18 - COMPARATIVE FIGURES
--------------------------------------------------------------------------------

Certain comparative figures have been reclassified with the presentation adopted in the current year.

--------------------------------------------------------------------------------
19 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------

In certain respects, generally accepted accounting principles applied in Canada ("Canadian GAAP") differ from those applied in the United States ("US GAAP").

The amounts reported in the financial statements of the Company, prepared under Canadian GAAP, conform in all material respects to the amounts that would have been reported if the financial statements had been prepared under US GAAP except for the following:

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
19 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
--------------------------------------------------------------------------------

Reconciliation of consolidated statements of loss and comprehensive loss

                                                                           Year ended          Year ended         Year ended
                                                                       April 30, 2003      April 30, 2002     April 30, 2001
                                                                       --------------      --------------     --------------
Net loss under Canadian and US GAAP                                    $    6,546,604      $   10,881,500     $    9,865,371
Change in cumulative translation adjustments
account(a)                                                                   (630,301)            429,266            492,311
                                                                       --------------      --------------     --------------
Comprehensive loss under US GAAP                                       $    5,916,303      $   11,310,766     $   10,357,682
                                                                       ==============      ==============     ==============

Differences in reported amounts on consolidated balance sheets

                                                                             Canadian
                                                                                 GAAP         Adjustments            US GAAP
                                                                       --------------      --------------     --------------
April 30, 2003
      Capital stock(b)                                                 $   56,265,536      $   (5,599,588)    $   50,665,948
      Deficit(b)                                                          (49,561,034)          5,940,389        (43,620,645)
      Cumulative translation adjustments (c)                                 (491,603)           (340,801)          (832,404)

April 30, 2002
      Capital stock(b)                                                 $   48,045,060      $   (4,894,378)    $   43,150,682
      Deficit(b)                                                          (42,309,220)          5,235,179        (37,074,041)
      Cumulative translation adjustments (c)                               (1,121,904)           (340,801)        (1,462,705)

(a)   Comprehensive income

      Under US GAAP and statement of Financial Accounting Standards ("FAS") 130, Reporting Comprehensive Income, changes during the period in the cumulative translation adjustments account are to be included in the computation of comprehensive income (loss).

(b)   Share issue costs

      US GAAP require that share issue costs of $705,210 in 2003 ($1,022,662 in 2002 and $2,357,265 in 2001) be recorded as a reduction of proceeds of issuance instead of a charge to the deficit account as done under Canadian GAAP.

(c)   Reporting currency

      The Company adopted the United States dollar as its reporting currency effective May 1, 1999. Under US GAAP, the translation of the Company's prior years' financial statements must be carried out using the current rate method, applied on a retroactive basis.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In US dollars)

--------------------------------------------------------------------------------
19 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
--------------------------------------------------------------------------------

      Other information

      Classification of "Other expenses"

      Under US GAAP, the item " Other expenses" must be classified as an operating expense.

      Accounting for stock-based compensation

      The Company has chosen to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. Under US GAAP, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair value based method of accounting had been applied. The fair value of options granted in 2003, 2002 and 2001 was estimated using the Black-Scholes option-pricing model, taking into account an expected life of seven years. Other assumptions used for purposes of valuation include expected volatility of 70% in 2003 (60% in 2002 and 2001), risk-free interest rates of 4.72% in 2003 (4.98% in 2002 and 5.55% in 2001) and 0%
      dividend policy. A compensation expense is recorded over the vesting periods.

      If the fair value method of accounting had been applied, the Company's net loss and net loss per share for the years ended April 30, 2003, 2002 and 2001 would have been, on a pro forma basis:

                                                                                 2003                2002                2001
                                                                         ------------        ------------        ------------
      Net loss as reported                                               $  6,546,604        $ 10,881,500        $  9,865,371

      Plus: Total compensation costs related to
      awards of stock options according to the fair
      value method                                                            270,121           1,168,132           1,566,750
                                                                         ------------        ------------        ------------
      Net loss, pro forma                                                $  6,816,725        $ 12,049,632        $ 11,432,121
                                                                         ============        ============        ============

      Basic and diluted net loss per share as reported ($)                      (0.28)              (0.54)              (0.56)
      Basic and diluted net loss per share, pro forma ($)                       (0.29)              (0.60)              (0.65)

      The weighted average fair value of options granted in 2003 was $0.92 ($1.55 in 2002 and $2.74 in 2001).