Form 20-F
period 2003-12-31
ART ADVANCED RESEARCH TECHNOLOGIES INC
filed 2004-06-30
CIK 1094026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         TRANSITION REPORT ON FORM 20-F
                                  Annual Report

                       Pursuant to Section 13 or 15(d) of

                       The Securities Exchange Act of 1934

       For the Transition Period from May 1, 2003 until December 31, 2003

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

34,238,523 Common Shares as of December 31, 2003.
42,664,523 Common Shares as of May 31, 2004.

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

                                TABLE OF CONTENTS

INTRODUCTION...................................................................3

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................4

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................4

ITEM 3.   KEY INFORMATION......................................................4

ITEM 4.   INFORMATION ON THE COMPANY..........................................11

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................45

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................55

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................67

ITEM 8.   FINANCIAL INFORMATION...............................................69

ITEM 9.   THE OFFER AND LISTING...............................................69

ITEM 10.  ADDITIONAL INFORMATION..............................................71

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........75

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............76

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................76

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.....................................................76

ITEM 15.  CONTROL PROCEDURES..................................................76

ITEM 16.  [RESERVED]..........................................................77

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT....................................77

ITEM 16B  CODE OF ETHICS......................................................77

ITEM 16C  PRINCIPAL ACCOUNTANT................................................77

ITEM 16D  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES..............77

ITEM 16E  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS..........................................................78

ITEM 17.  FINANCIAL STATEMENTS................................................78

ITEM 18.  FINANCIAL STATEMENTS................................................78

ITEM 19.  EXHIBITS............................................................78

          UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS ANNUAL REPORT ARE IN UNITED STATES DOLLARS. CERTAIN FINANCIAL INFORMATION SET FORTH HEREIN HAS BEEN PROVIDED IN CANADIAN DOLLARS. AT DECEMBER 31, 2003, THE EXCHANGE RATE BETWEEN THE CANADIAN DOLLAR AND THE US DOLLAR WAS CDN $1.00 = US $1.2965.

EXPLANATORY NOTE

This Transition Report on Form 20-F for the eight-month fiscal period from May 1, 2003 through December 31, 2003 is being filed in connection with the change of the Company's fiscal year from April 30, to December 31, that was effective as of December 31, 2003.

                                  INTRODUCTION

ART Advanced Research Technologies Inc. ("ART" or the "Company") is engaged in the research, design, development and commercialization of optical imaging products for the medical and pharmaceutical industries. The Company's principal business is the application of optical imaging technology to the biomedical sector. ART has targeted the biomedical sector because of the significant growth that it has experienced in recent years. The Company believes that its technology is particularly well-suited to surmount a variety of important challenges that confront the medical sector in the detection of diseases such as breast cancer, which is the leading overall cause of cancer death for women between the ages of 20 and 59 in the United States. To this end, ART has developed an optical breast imaging device known as SoftScan(R) which uses time resolved imaging (also known as "time domain") technology to detect, diagnose and characterize breast cancer. Based on the same technology platform, ART has also developed and launched in June 2003 a novel and proprietary molecular imaging technology (originally known as "SAMI(TM)" and now known and distributed under the name "eXplore Optix(TM)") designed to characterize, visualize and measure cellular and molecular processes and pathways in small animals.

ART's mission is to be a market leader in the development and commercialization of optical molecular imaging systems for the medical and pharmaceutical sectors. ART is in the process of bringing to market SoftScan(R), an optical imaging device, which uses the Company's time domain technology to detect, diagnose and characterize breast cancer. This product represents a new imaging solution for the detection, diagnosis and characterization of breast cancer without the adverse consequences associated with more invasive technology. The Company believes that SoftScan(R) also offers a solution to issues relating to quality of care and treatment costs that the medical sector is facing. In order to gain rapid entry into the market for breast cancer detection, diagnostic and characterization devices, SoftScan(R) is initially being introduced as a diagnostic device able to complement other screening and diagnostic technologies, such as digital X-ray, that are designed to detect breast cancer. The Company is also actively pursuing strategic relationships with leading organizations in order to facilitate SoftScan(R)'s early market entry. To date, the Company has entered into strategic alliances or relationships with Massachusetts General Hospital ("MGH") and with the National Optics Institute ("INO"). The Company and GE Healthcare (formerly known as "GE Medical Systems") have also concluded a strategic alliance consisting of an equity investment, an agreement for the development of new optical molecular imaging applications as well as an agreement for the marketing, manufacture and distribution of SoftScan(R). Under the terms of the agreement, ART retains full ownership and control of all of ART's intellectual property and of its technology platform. The Company's imaging technologies are also capable of being leveraged for various applications. The potential demonstrated by time domain optical imaging opened the door to a new and promising field of biomedical applications: molecular imaging. ART has applied this technology to the imaging of small laboratory animals used in the pharmaceutical industry, in order to determine the toxicity of new drugs and to identify their pathways in the bodies of animals, thus providing a tool for improved efficiency and accuracy in drug development. In June 2003, ART launched a novel and proprietary molecular imaging technology (originally known as "SAMI(TM)" and now known and distributed under the name "eXplore Optix(TM)") designed to characterize, visualize and measure cellular and molecular processes and pathways in small animals. GE Healthcare is acting as exclusive worldwide distributor of eXplore Optix(TM).

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

      A.    Selected financial data

The following table sets forth selected historical consolidated financial information of the Company for each of the periods indicated. The information under Consolidated Statement of Loss and Deficit Data and Consolidated Balance Sheet Data is derived from the Consolidated Financial Statements of the Company contained elsewhere in this Annual Report. The information set forth under Other Data is derived from financial information used to prepare the Consolidated Financial Statements of the Company. The Company's Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and using the U.S. dollar as reporting currency. See note 18 to the consolidated financial statements for a reconciliation to U.S. GAAP. The following represents our selected financial data for the eight-month fiscal period ended December 31, 2003 and each of the past four fiscal years ending April 30th. The following data should be read in conjunction with, and is qualified in its entirety by "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's "Consolidated Financial Statements".

Consolidated Operations and Deficit
Amounts Under Canadian GAAP(a)

                                                Eight-month fiscal
                                                   period ended                       Twelve-month fiscal year ended
                                                   ------------                       ------------------------------
                                                December 31, 2003  April 30,2003(b)  April 30,2002(b)  April 30, 2001  April 30,2000
                                                -----------------  ----------------  ----------------  --------------  -------------
Sales                                              $    681,875     $         --      $         --      $         --   $         --
Cost of sales                                           377,744               --                --                --             --
                                                   --------------------------------------------------------------------------------
Gross margin                                            304,131               --                --                --             --

Operating expenses
Research and development expenses                     3,491,641        5,734,470         6,284,211         4,637,301      2,330,679
Selling, general and administrative expenses          2,239,324        2,885,065         3,215,654         3,746,212      2,522,681
Amortization                                            136,643          138,173           201,328            93,430         54,155
                                                   ------------     ------------      ------------      ------------   ------------
                                                      5,867,608        8,757,708         9,701,193         8,476,943      4,907,515
                                                   ------------     ------------      ------------      ------------   ------------
Operating loss                                        5,563,477        8,757,708         9,701,193         8,476,943      4,907,515
Interest expense                                             --              393             3,278             7,695         16,576
Interest income                                         (63,384)         (99,674)         (183,826)         (295,215)       (52,789)
Foreign Exchange loss (gain)                            331,932          219,065          (175,162)               --             --
Other expenses                                               --        1,467,621                --                --             --
                                                   ------------     ------------      ------------      ------------   ------------
Loss from continuing operations before
income taxes                                          5,832,025       10,345,113         9,345,483         8,189,423      4,871,302
Current income taxes recovered                               --       (1,318,668)               --                --             --
                                                   ------------     ------------      ------------      ------------   ------------
Loss from continuing operations                       5,832,025        9,026,445         9,345,483         8,189,423      4,871,302
Loss (profit) from discontinued operations                   --       (2,479,841)        1,536,017         1,675,948      1,093,467
                                                   ------------     ------------      ------------      ------------   ------------
Net loss (Canadian GAAP)                           $  5,832,025     $  6,546,604      $ 10,881,500      $  9,865,371   $  5,964,769
                                                   ============     ============      ============      ============   ============
Basic and diluted loss per share - from
continuing operations (Canadian GAAP)              $       0.20     $       0.38      $       0.46      $       0.47   $       0.36
                                                   ============     ============      ============      ============   ============
Basic and  diluted  earnings  (loss) per share
from discontinued operations (Canadian GAAP)       $         --     $      (0.10)     $       0.08      $       0.09   $       0.08
                                                   ============     ============      ============      ============   ============
Basic and diluted net loss per share
(Canadian GAAP)                                    $       0.20     $       0.28      $       0.54      $       0.56   $       0.44
                                                   ============     ============      ============      ============   ============
Net Loss (U.S. GAAP)                               $  5,998,847     $  6,816,725      $ 12,049,632      $ 11,432,121   $  5,964,769
                                                   ============     ============      ============      ============   ============
Basic and diluted net loss per share - U.S. GAAP   $       0.20     $       0.29      $       0.60      $       0.65   $       0.44
                                                   ============     ============      ============      ============   ============

----------
(a) In certain respects, Canadian GAAP differs from U.S. GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see note 18 to the Consolidated Financial Statements.

(b)   See Notes 10 of the Consolidated Financial Statements

Balance Sheet Data Amounts Under Canadian GAAP(a)

                            December 31, 2003   April 30, 2003    April 30, 2002   April 30, 2001    April 30, 2000
                            -----------------   --------------    --------------   --------------    --------------
Cash and Term Deposit            4,431,520         1,039,298           872,620           254,812         8,116,444
   Short-term investments        4,993,040         3,647,515         2,239,908         5,953,380                --
   Total assets                 13,704,796         8,032,130         6,115,134        10,498,989        11,198,402
   Bank loan                            --                --                --                --           688,720
   Shareholders' equity         11,412,392         6,212,899         4,613,936         7,353,947         7,980,327
 Other data
   Working capital               9,596,342         4,139,946         3,190,683         5,850,180         6,492,721

----------
(a) In certain respects, Canadian GAAP differs from U.S. GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see note 18 to the Consolidated Financial Statements.

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

Uncertainty of Liquidity and Capital Requirements

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix(TM) and in the clinical development and trials for SoftScan(R), time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals for its products. In order to meet such capital requirements, the Company may consider collaborative research and development and/or distribution arrangements, and additional public or private financing (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of its particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to substantially reduce or eliminate expenditures for research and development, testing, production and marketing of its products, or obtain funds through arrangements with corporate partners that may require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted.

No Assurance of Successful Development

Generally, prospects for companies in the biomedical sector may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as speculative. While eXplore Optix(TM0 has now entered the commercialization stage, SoftScan(R) is still undergoing clinical development and trials, the riskiest stages for a company in the biomedical sector. There can be no assurance that the research and development programs conducted by the Company will result in commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for products currently being developed for the medical industry (such as SoftScan(R)) and to achieve commercial success therein, human clinical trials must demonstrate that the products are safe and that they show efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program. No assurances can be provided that any future clinical test, if undertaken, will yield favorable results.

No Assurance of Successful Manufacturing or Marketing

The Company has limited experience in large-scale manufacturing and in marketing its new products. Thus, there can be no assurance that such efforts will be successful. To the extent that the Company relies on third parties to manufacture or market products, the commercial success of such products may be outside of its control. If the Company relies on third parties to manufacture or market its products, the commercial success of such products may be outside of its control. There can be no assurance that the pharmaceutical and medical sectors will accept the Company's products, even if the Company's products prove to be safe and effective and are approved for marketing by regulatory authorities in the United States, Canada, Europe or other jurisdictions. Market acceptance of the Company's current or future products may also depend upon other factors that are also beyond its control, such as third parties' reimbursement practices (eg. insurance, Medicare and Medicaid) which enable patients to obtain medical treatment payment assistance. There can be no assurance that the Company's products, even in the event that approval is obtained from the FDA and similar regulatory agencies, will meet insurance companies and/or Medicare/Medicaid reimbursement criteria. Moreover, there can be no assurance that the products which the Company's products are intended to complement will be sold at a rate which will enable the Company to introduce its products sufficiently quickly to achieve significant revenues or profitable operations.

No Assurance of Successful Commercial Acceptance

Market acceptance of the Company's current or future technologies and products will depend upon a number of factors that are also beyond its control, including developing and marketing technologies and products providing benefits comparable to or greater than other current technologies. There can be no assurance that the Company's current or future technologies and products will be viable for any commercial applications and, if viable, that potential customers will utilize the Company's technologies. Additionally, even if the completion of the research and development of the Company's technologies results in commercially viable applications, there can be no assurance that the Company will recover its research and development costs.

Dependence on Third Party Relationships

The Company's ability to develop products depends upon its ability to develop relationships with third parties, including leading research institutions, for assistance in the conduct of research efforts, pre-clinical development and clinical studies. In addition, the Company may rely on third parties to assist in seeking regulatory approvals, to manufacture and to market certain of the Company's products. Although the Company believes that its strategic partners (eg. GE Healthcare) have an economic motivation to assist with the commercialization of the Company's products, the amount and timing of the resources devoted by such third parties may be affected by factors beyond the Company's control. Moreover, some of the Company's agreements with its strategic partners are subject to meeting customary milestones and there can be no assurance that these milestones will be met. There can also be no assurance that the Company will be able to arrive at satisfactory terms under its existing agreements with respect to the commercialization of its products.

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

In addition, the Company may be required to obtain and maintain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If the Company does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. While the Company has entered into certain licences with respect to the use of patents held by third parties, there can be no assurances that the ownership of such patents will not be challenged. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on such patents or in suits in which the Company attempts to enforce its own patents against other parties.

Patent applications relating to or affecting the Company's business may be filed by other companies or academic institutions. A number of these technologies applications or patents may conflict with our technologies or patent applications and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or even lead to refusal of the Company's patent applications.

Moreover, much of the Company's technology which is not patentable may constitute trade secrets. Therefore, employees, consultants, advisors and collaborators are regularly required to enter into confidentiality agreements. However, no assurance can be given that such agreements will provide for a meaningful protection of the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information, or that the confidentiality of the Company's trade secrets can be maintained or that such trade secrets will not be independently discovered by others.

Competition

Competition in some segments of the markets of the imaging industry may be intense. The Company may have to compete with other companies to develop products aimed at the same target markets of the imaging industry. The Company's time domain optical imaging technology will face competition from companies that rely on magnetic resonance imaging, positron emission tomography, X-Ray and other imaging technologies. Although the Company believes that time domain optical imaging offers a competitive edge in terms of the functional information derived from its image, there can be no assurance that this competitive advantage will be maintained. The Company may have to compete with other companies to develop products aimed at the same target markets. Many of these companies may have substantially greater resources than the Company. There can be no assurance that developments by others will not render the Company's products or technologies non-competitive or obsolete or adversely affect the commitment of the Company's commercial partners.

Government Regulation

Securing regulatory approval for the marketing of medical devices by Health Canada, the FDA in the United States and similar regulatory agencies in other countries can be a long and expensive process, which can delay or prevent product development and marketing. Regulatory approval of market products may be for limited applications or may not be received at all. Such events would have a material adverse effect on the sales and profitability of the Company.

Product Liability and Insurance

The sale and use of the Company's products entail risk of product liability. Although the Company currently has product liability insurance, which it believes to be adequate, it will require additional product liability insurance for its products. There can be no assurance that the Company will be able to obtain appropriate product liability insurance. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of the Company.

Dependence on Key Employees

The Company's ability to develop products depends, to a great extent, on its ability to attract and retain highly qualified scientific and engineering personnel. Competition for such personnel is intense. The Company is highly dependent on the principal members of its management staff as well as its advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The loss of key employees may affect the speed and success of product development.

Rapid Technological Changes

The biomedical sector is subject to rapid and substantial technological change. There can be no assurance that developments by others will not render the Company's products or technologies non-competitive or that the Company will be able to keep pace with technological developments. Competitors have developed technologies, which could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired effect than products being developed by the Company and may be more effective and less costly than the products developed by the Company.

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

Foreign Currencies

The Company's operations are in some instances conducted in currencies other than the Canadian dollar (principally in US dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.

ITEM 4. INFORMATION ON THE COMPANY

      A.    History and development of the company

ART Advanced Research Technologies Inc. ("ART" or the "Company") was incorporated under the Canada Business Corporations Act on July 13, 1993 under the name ART Aerospace Research Technologies Inc. On June 22, 1999, the Company's articles were amended to change the name of the Company to its current name, ART Advanced Research Technologies Inc./ART Recherches et Technologies Avancees Inc. The Company has two wholly-owned subsidiaries: SAMI System Inc., which was incorporated under the Canada Business Corporations Act on March 30, 1998, and ART Aerospace Research Technologies U.S., Inc., a Delaware corporation incorporated on July 2, 1997.

ART's shares are traded on the Toronto Stock Exchange under the trading symbol "ARA".

The Company's head office and principal place of business is located at 2300 Alfred-Nobel Boulevard, Saint-Laurent, Quebec, Canada H4S 2A4. The Company's phone number is (514) 832-0777 and its facsimile number is (514) 832-0778. ART's website is located at www.art.ca. The information contained in this website is not part of this Report.

Since inception, the Company has devoted most of its efforts to the research and development of innovative technologies, primarily in the field of optical imaging. Today, ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio and a strategic alliance with GE Healthcare. The principal milestones that characterize the development of the Company's business are listed below.

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

In 1998, ART completed the pre-clinical stage testing of its SoftScan(R) optical breast imaging device. (In September 1998, ART completed an additional series of private placements, which resulted in gross proceeds of US$7.0 million to the Company.

In 1999, ART successfully completed its first pilot study of SoftScan(R) and entered into a research agreement with Massachusetts General Hospital ("MGH"), a teaching hospital affiliated with Harvard Medical School.

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

In April 2000, ART established a Scientific Advisory Board composed of leading members of the medical and scientific community. The Scientific Advisory Board provides advice and scientific expertise to the Company on an ongoing basis. ART currently has eight (8) members on its Scientific Advisory Board.

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

On November 9, 2000, the results of the second pilot study of the SoftScan(R) optical breast imaging device were announced. The results confirmed the technological potential for SoftScan(R) as a breast cancer detection device. The study also revealed that SoftScan(R) is a safe and non-invasive technology, which involves and a more comfortable procedure for the patient than X-ray mammography.

On April 11, 2001, ART acquired an exclusive worldwide licence with respect to an important patent portfolio developed by Emeritus Professor Dr. Britton Chance and owned by Non-Invasive Technology Inc., which pertains to the imaging of tissue using time domain technology.

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

In July 2002, ART concluded the sale of its ISIS(R) division to Photon Dynamics, Inc. for US$5.5 million.

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

Between November 8 and November 15, 2002, ART closed a total of US $7.5 million by way of a private placement (US$2.5 million with OppenheimerFunds, Inc., US$2.0 million with former President and Chief Executive Officer Serge Huot and US$3.0 million with General Electric Company).

On June 9, 2003, ART announced the start of a multi-centre clinical trial for SoftScan(R) with Sunnybrook and Women's College Health Sciences Centre as the first approved clinical site.

On June 18, 2003, ART announced the official commercial launch of SAMI(TM), ART's pre-clinical molecular imager.

In August 2003, ART concluded an agreement under which GE Medical Systems, a unit of General Electric Company, acts as exclusive worldwide distributor for SAMI(TM).

On September 12, 2003 ART announced the change in its financial year-end from April 30 to December 31, effective as of December 31, 2003, to be aligned with most other companies in the bio-optical imaging sector.

On September 18, 2003, ART announced the start of a multi-centre clinical trial for SoftScan(R) with the Ottawa Regional Women's Breast Health Centre at the Civic Campus of The Ottawa Hospital as one of the approved clinical site.

On September 19, 2003, ART and GE Medical Systems, acting as worldwide distributor for ART's pre-clinical optical molecular imager, announced the first sale of a SAMI(TM) to the U.S. National Institutes of Health (NIH).

On September 23, 2003, ART announced the completion of a private placement of more than US$10.3 million.

On October 20, 2003, the day of ART's annual shareholders' meeting, ART and GE Medical Systems announced the second sale of a SAMI(TM) pre-clinical optical molecular imager to Novartis Pharma AG.

On December 8, 2003, ART announced the continued success of its commercialization efforts with additional sales of its SAMI(TM) pre-clinical optical molecular imager to the pharmaceutical and academic research sectors, and a change in the name under which the SAMI(TM) product will be distributed to "eXplore Optix(TM)".

On December 15, 2003, ART announced that it acquired exclusive worldwide licensing rights to the extensive optical molecular imaging patent portfolio of Dr. Joseph Lakowicz, a world renowned biochemist and molecular biologist as well as a pioneer in the field of fluorescence spectroscopy.

On December 22, 2003, ART completed a private placement of US$ 658,395.

On January 12, 2004, ART announced the strengthening of its senior executive team by the appointment of Mr. Warren Baker as Chief Operating Officer and Dr. Joseph Kozikowski as Chief Medical Officer of ART.

On January 26, 2004, ART announced the engagement of Biosector 2, an integrated healthcare communications agency, to lead ART's worldwide public and investor relations programs in 2004.

On March 10, 2004, the Company closed a treasury offering of 7,500,000 Common Shares representing gross proceeds of US$11.3 million, followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in the issuance of 920,000 additional Common Shares representing gross proceeds of US$1.4 million.

On March 28, 2004, the Company presented results of in vivo studies demonstrating the high quantitation and high sensitivity capabilities of eXplore Optix(TM) in the nanomolar range at the Annual Meeting of the American Association for Cancer Research. These in vivo studies demonstrated subnanomole fluorophore quantity detection capabilities at a depth of between 10 and 15 mm. Furthermore, volumetric reconstruction of this time-domain data was also achieved.

On March 29, 2004, ART presented at the Annual Meeting of the Academy of Molecular Imaging the results of a study demonstrating the high quantitation, precise three-dimensional localization, and fluorescence lifetime in vivo capabilities of the eXplore Optix(TM) system in the murine animal model. The results of a second study were also presented which demonstrated the system's abilities to localize and discriminate between multiple endogenous and exogenous molecules. Time-domain resolution of fluorescent lifetimes as small as 0.2 nanoseconds was achieved.

On April 29, 2004, ART received the Health Technology Entrepreneurship Award at the 4th edition of the Genesis Awards during the Biomedex conference-exhibition, in Montreal, Canada.

On April 30, 2004, ART announced positive clinical study results from product research and development with ART's SoftScan(R) breast imaging system. Those results confirmed SoftScan(R)'s ability to discriminate between normal and malignant tissue.

On May 13, 2004, ART announced - following discussions with the U.S. Food and Drug Administration (FDA) - that it will participate in the FDA's STED Pilot Program with a submission to have its SoftScan(R) breast imaging system reviewed and approved under a harmonized format. ART expects that this globally-harmonized regulatory review process will bring added efficiency to SoftScan(R)'s review process, enable ART to gain market entry with SoftScan(R) in a more cost-effective manner and enable SoftScan(R) to be available more quickly to the international community.

On June 2, 2004, ART and LAB Preclinical Research International Inc., a preclinical contract research organization based in Laval, Canada, announced the signing of an agreement under which LAB Preclinical Research International Inc. will act as a preclinical demonstration site and provide real-time testing and evaluation of ART's eXplore Optix(TM) time-domain small animal molecular imaging system.

On June 17, 2004, ART received the Armand-Frappier Foundation 2004 Award in the "Innovation" category.

      B.    Business Overview

Industry Overview

The Company's principal goal is to become a leading provider of optical imaging solutions to the biomedical sector.

Medical Diagnostic Imaging Devices

Diagnostic imaging devices create images of body organs and tissues, in order to assist in the detection and diagnosis of diseases and injuries. These devices represent an important component of health care expenditures and are encountering solid market growth because age-related diseases are increasing. According to the Frost & Sullivan market study "World Diagnostic Imaging Equipment Markets", world-wide revenues for diagnostic imaging systems amounted to US$10.1 billion in 1998 and are expected to reach US$14.7 billion in 2004, representing a compound annual growth rate of 6.2%. Within this market, certain segments are expected to grow much more rapidly than the overall market. For example, Frost & Sullivan has estimated that the market for digital X-ray devices that are able to detect and diagnose breast cancer is expected to reach 1,300 units in 2004, representing a compound annual growth rate of 79.4% over five years or a compound annual growth rate in revenue of 60.7% over the same period. This growth is expected to be fuelled by the need to replace outdated detection systems and an increased emphasis on early detection of breast cancer in order to avoid the significant costs associated with long-term treatment. As imaging is still primarily used to diagnose, the technology is also increasingly being deployed for early detection, and for intermittent use between treatments to make sure a specific treatment plan is efficacious. According to Frost & Sullivan, the U.S. medical imaging market grew at an average annual growth rate
(AAGR) of 11.5% in 2003 to US$11.5 billion in revenues, with imaging modalities representing 51% of total sales. In 2004, revenues are expected to double from 1998 market revenues and reach US$12.6 billion.

Cancer Facts and Figures

According to the National Cancer Institute of Canada ("NCIC"), an estimated 145,500 new cases of cancer and 68,300 deaths from cancer will occur in Canada in 2004. Cancer is the leading cause of premature death in Canada, being responsible of almost 31% of all potential years of life lost. Comparable statistics can be found with respect to the United States. The American Cancer Society ("ACS") expects that about 1,368,030 new cancer cases will be diagnosed in 2004. (These estimates do not include carcinoma in situ - non-invasive cancer
- of any site except urinary bladder, and do not include basal and squamous cell skin cancers.) This year about 563,700 Americans are expected to die of cancer, which represents more than 1,500 people a day. Cancer is the second leading cause of death in the U.S., exceeded only by heart disease. The National Institutes of Health in the U.S. estimates overall costs for cancer in 2003 at $189.5 billion: $64.2 billion for direct medical costs (total of all health expenditures); $16.3 billion of indirect morbidity costs (costs of lost productivity due to illness); and $109 billion for indirect mortality costs (costs of lost productivity due to premature death).

In 2004 the most frequently diagnosed cancers in Canada will continue to be breast cancer for women and prostate cancer for men. According to the World Health Organization ("WHO"), breast cancer is the most common form of cancer among women worldwide. Breast cancer accounts for 29.9% of all new cancer cases in Canadian women and 32.3% in American women and ranks second among cancer deaths in women in Canada and ranks third in the U.S. In the United States, an estimated 215,990 new invasive cases of breast cancer are expected to occur among women during 2004 and about 1,450 new cases are expected in men in 2004. An estimated 40,580 deaths (40,110 women, 470 men) are anticipated from breast cancer in 2004 in the U.S. In addition to invasive breast cancer, 59,390 new cases of in situ breast cancer are expected to occur among women during 2004. Likewise in Canada, an estimated 21,200 new cases of breast cancer are expected to occur among women and about 145 new cases are expected in men in 2004. The NCIC estimates that during their lifetimes, 1 in 9 women are expected to develop breast cancer and 1 in 27 women are expected to die from it.

Following a small but steady annual increase over three decades, breast cancer incidence among women levelled off in 1993 in Canada. Mortality rates for breast cancer have declined steadily since 1990. This pattern of divergent trends is consistent with the benefits being achieved through screening programs and improved treatments. Similar trends have also been reported in the U.S. by the National Cancer Institute ("NCI").

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

Such findings - combined with pressure from a variety of sources including women's action groups - have led health care systems across the globe to put more emphasis on early detection and screening. A woman's chances of surviving breast cancer improve tremendously with early diagnosis. According to the ACS, the five-year survival rate decreases from 97% to 79% after the cancer has spread to the lymph nodes, and to 23 % after it has spread to other organs such as the lung, liver, or brain. As well, early detection can reduce the need for biopsies and surgery, reduce the debilitating effects of therapy and reduce the cost of treatment. However, according to the ACS, traditional mammography devices do not detect, on an average, 10-15% of breast cancers. Therefore, the demand for more effective diagnostic devices, as well as for more screening is expected to grow. The WHO states that if facilities are available, screening by mammography alone - with or without physical examination of the breasts, plus follow-up of individuals with positive or suspicious findings - will reduce mortality from breast cancer by up to one-third among women aged 50-69 years.

Breast cancer screening is generally recommended as a routine part of preventive healthcare for women over 20 (approximately 90 million women in the United States). For these women, ACS has published guidelines for breast cancer screening including: (i) monthly breast self-examinations for all women over 20; (ii) clinical breast examination every three years for women 20-39, annually for women 40 and older; and (iii) an annual mammogram for women age 40 or older. As a result of family medical histories and other factors, certain women are considered at "high risk" of developing breast cancer during their lifetimes. For these women, physicians often recommend close monitoring, particularly if an abnormality involving an increased risk of developing breast cancer has been detected.

Spending in the health care sector has risen dramatically in recent years. According to the U.S. Centers for Medicare & Medicaid Services, health care expenditures in the United States increased more than six times between 1980 and 2002, increasing from US$245.8 billion to approximately US$1,55 trillion. The United States and Canada are estimated to be among the world's top five per capita spenders on health care. As a result, purchasers of medical diagnostic imaging devices in North America, which include hospitals, group purchasing organizations, specialized imaging centers, research institutes and medical clinics, are striving to reduce costs while offering superior service to patients. They are demanding devices that provide the most complete information possible, that are reliable and that are safe for both patient and doctor.

Diagnostic Mammography Devices

Current methods of detecting breast cancer typically include physical examination by the patient or a medical professional and conventional X-ray mammography. Conventional X-ray mammography is commonly used for both routine breast cancer screening and as a diagnostic tool. A mammogram based on this technology produces an image on film of the internal structure of the breast that is intended to display lesions as white spots against the black and/or white background of normal tissue. If a suspicious lesion is identified, or if other breast cancer symptoms are present, an additional diagnostic mammography is typically ordered. In a diagnostic mammogram, radiologists seek to analyze suspicious lesions. However, a conventional X-ray mammogram has only a limited ability to identify early stage tumors or tumors in women with radiodense breast tissues (most women have radiologically dense breast tissues). The limitations to conventional X-ray technology means that radiologists frequently have difficulty in differentiating between malignant and benign tumors.

If a radiologist cannot reach a conclusion on the nature of the lesion or tumor, an ultrasound exam is often required. To determine if a lesion is malignant or benign, a breast biopsy will typically be performed on the potentially malignant tissue. In the United States there are approximately 30 million screening mammography procedures conducted annually, of which some three million require additional testing and 8% to 10% of these will require a biopsy. A biopsy involves the use of a needle or surgery in order to remove fluid or fragments of tissue. Patients who are referred to biopsy are usually required to schedule the procedure in advance and generally must wait up to 48 hours for their biopsy results. Only one fifth of biopsies reveal cancer. This means that in a majority of cases a patient without cancer has undergone an expensive procedure, which is often painful, can result in scarring and gives rise to considerable anxiety. Moreover, X-ray mammography exposes patients to potentially harmful ionizing radiation and requires painful procedures designed to compress the breast in order to produce a clearer image.

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

Corporate Objectives

ART's mission is to be recognized a market leader in the development and commercialization of optical molecular imaging systems for the medical and pharmaceutical sectors. The Company has set short, medium and long-term objectives in order to reach its goal of becoming a leading provider of optical imaging solutions to the biomedical sector. In the short-term, the Company intends to complete clinical trials for SoftScan(R) in accordance with its regulatory strategy which seeks to obtain approval for SoftScan(R) as an adjunct diagnostic device to X-ray mammography as a first clinical indication. At the same time, the Company will pursue the commercialization of its eXplore Optix(TM) device through its exclusive worldwide distributor, GE Healthcare. Its pre-clinical optical imaging technology has been brought to market quickly because it is not used on humans and did not require regulatory approvals by health authorities. The Company anticipates that revenues generated from this first commercial application for small animals could assist in funding further research to adapt optical molecular imaging for human applications. In the medium-term, the Company plans to secure regulatory approval for SoftScan(R) in Canada and in the United States, and thereafter in Europe. The Company will proceed to commercialize SoftScan(R) as soon as it has obtained approval for its first indication.

The Company will continue its research and development program with the long-term objective of developing and commercializing new technologies and additional products that fit with the Company's vision and mission and that complement or add to its product line.

The Company's Products

SoftScan(R)

Overview

      ART has developed SoftScan(R), a device used for detecting, characterizing and diagnosing breast diseases. SoftScan(R) uses time domain optical imaging technology, which the Company believes is the most promising technology for purposes of detecting, characterizing and diagnosing breast cancer. SoftScan(R) is designed to help address a critical and unmet need in breast tissue analysis: the need for a device that provides functional information about a tumor.

Furthermore, SoftScan(R) is also expected to be effective for imaging and diagnosing diseases in radiologically dense breasts, which represent a large population, particularly of young women, which also comprises a large proportion of pre-menopausal women. It is essential to be able to provide an effective imaging solution for this segment of the population since the younger a woman, the more devastating breast cancer will be if undetected.

Using SoftScan(R), the Company believes that medical practitioners will be able to obtain data about key aspects of breast cancer which were not previously available simultaneously, such as angiogenesis and hypermetabolism. Time domain optical imaging technology provides a more realistic description of the tissue being imaged by allowing the separation of light which is scattered in the tissue from light that is absorbed. This approach should lead to a more accurate measure of blood volume and oxygen saturation levels within the breast. For example, an active tumor would have high metabolism and would require a high level of tissue perfusion, which is an indicator of angiogenesis, to survive and metastasize (spread).

The Company anticipates that SoftScan(R) will have several advantages over other breast imaging devices for a number of different groups, including patients, medical practitioners and health care providers (i.e. governments, insurance companies and health management organizations that pay for such devices).

Some of the key anticipated advantages are set out below.

--------------------------------------------------------------------------------
GROUP                         ANTICIPATED ADVANTAGES
--------------------------------------------------------------------------------
Patients                      o     No painful compression of breast.

                              o     No harmful ionizing radiation.

                              o     Early detection of anomalies.

                              o     Improved diagnosis and quality of care; and

                              o     Reduction in need for painful biopsies.
--------------------------------------------------------------------------------
Medical Practitioners         o     Higher degree of precision in diagnosis and
                                    treatment.

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

                              o     Ability to monitor breast cancer treatments;
                                    and

                              o     Ability to tailor treatment to individual
                                    needs.
--------------------------------------------------------------------------------
Health Care Providers         o     Increased overall productivity.

                              o Decrease in treatment costs and operational costs; and

                              o     Low operating costs.
--------------------------------------------------------------------------------

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

The addition of functional information in the clinical process is an important development. This is because functional data provided by SoftScan(R) enables a medical practitioner to see two of the features which often accompany cancer: increased tissue blood supply due to angiogenesis, which is the formation of new small blood vessels; and the low oxygen saturation of this blood due to a localized increase in metabolic activity generated by a cancer's rapid growth. SoftScan(R) will therefore enable practitioners to identify key aspects of breast cancer simultaneously, thereby facilitating the determination of whether a tumor is malignant or benign.

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

The Company has signed a research agreement with MGH, a teaching hospital affiliated with Harvard Medical School, which has one of the largest hospital-based research programs in the United States. In addition, the Company has benefited through agreements with the INO, which employs more than 185 scientists and technologists focused on pursuing innovative research in the optics field. ART will also have the opportunity to benefit from GE Healthcare's expertise through its strategic alliance with this company. ART and GE Healthcare have signed multi-year agreements in which GE Healthcare will develop with ART new optical molecular imaging applications and help market, manufacture and distribute SoftScan(R).

Regulatory Process

Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of medical devices. Sales of medical devices in Canada are subject to regulation principally by Health Canada's Therapeutics Products Directorate (TPD). To secure TPD approval, the Company must demonstrate that: (i) as a diagnostic device, the device provides information that measurably contributes to a diagnosis of a disease or condition, (ii) the device is safe, and (iii) the device has been designed, developed and manufactured in compliance with appropriate quality standards. In the Canadian context for most medical devices, it is estimated that Health Canada's TPD review process may take up to 120 days once the medical device license application has been submitted.

In the United States, the FDA classifies medical devices intended for human use into three classes: Class I; Class II; and Class III. In general, Class I devices are products with respect to which the FDA can determine that safety and effectiveness can be reasonably assured by general controls relating to such matters as permitted changes to the product, misbranding, registration, notification, records and reports, and good manufacturing practices ("GMP"). Class II devices are products with respect to which the FDA determines that these general controls are insufficient to provide reasonable assurance of safety and effectiveness, and that therefore require special controls such as the promulgation of performance standards, post-market surveillance, patient registries, or such other actions as the FDA deems necessary. Class III devices are devices with respect to which the FDA has insufficient information to conclude that either general controls or special controls would be sufficient to assure safety and effectiveness, and which are life-supporting, life-sustaining, of substantial importance in preventing impairment of human health (e.g. a diagnostic device to detect a life-threatening disease), or which present a potential unreasonable risk of illness or injury. Devices in Class III, such as SoftScan(R), require pre-market approval ("PMA") before they can be sold and distributed as a medical device. Pre-market approval by the FDA is a process of regulatory and scientific review to ensure the safety and effectiveness of a medical device.

To obtain FDA approval to market a medical device such as SoftScan(R), the FDA requires, among other information, proof of safety and efficacy obtained as a result of human clinical trials, sometimes performed under an Investigational Device Exemption ("IDE"). An IDE application must contain pre-clinical test data, information on manufacturing processes and procedures, and proposed clinical protocols. If the FDA approves the application, and upon approval from an Institutional Review Board ("IRB"), human clinical trials may begin in the United States. The results obtained from these and any other trials, if satisfactory, are accumulated and are submitted together with other information on the device to the FDA in support of a PMA application.

To obtain the FDA's approval in the case of a diagnostic device, the PMA application must demonstrate that: (i) the device provides information that measurably contributes to a diagnosis of a disease or condition; (ii) the device is safe; and (iii) the device has been designed, developed and manufactured in compliance with the Quality System Regulation ("QSR"). The QSRs include testing, manufacturing and design controls and documentation requirements. Upon receipt of the PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will file the application. Once a PMA application has been filed, the FDA has up to 180 days to conduct its review. The review time may be extended by the FDA as it may request more information. During the review period, an advisory committee may also evaluate the application and provide recommendations to the FDA as to whether the device should be approved. In addition, the FDA will inspect the manufacturing facility to ensure compliance with the FDA's GMP requirements prior to approval of a PMA application.

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

The Company has selected a U.S. based contract research organization ("CRO") with considerable experience in clinical programs in the field of imaging, to help formulate its regulatory strategy and clinical plans in the United States and Canada. The Company is also in the process of selecting its Notified Body for Europe. A Notified Body is a certification body from the private sector, which is authorized to assess a manufacturer's compliance with the MDD. Such compliance will enable the Company to affix a CE mark on SoftScan(R).

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

The Company is pursuing a strategy that will see SoftScan(R) proven safe and effective as an adjunct diagnostic device to X-ray mammography in clinical trials for certain targeted groups of women. Parallel clinical studies may also be undertaken to prove that the device is safe and effective as a breast cancer pre-operative chemotherapy-monitoring device for women. The Company believes that the regulatory strategy adopted with respect to SoftScan(R) will ensure that diffusion of the Company's technology occurs through well-conceived steps, ensuring that SoftScan(R) gains broader acceptance within the medical community.

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

2. The Company will seek to submit the PMA application using an approach that permits blocks of data to be submitted as they become available (modular approach). The Company expects that it will have available and will therefore file product design data prior to the final clinical data results becoming available. The FDA will review these data and, if satisfied, will give its approval up to 90 days after the submission of each module. The Company believes that it should therefore be able to accelerate approval of its PMA.

3. The Company will work closely with the FDA to rapidly bring to resolution issues that may be raised during the course of the approval process. The Company intends to follow the FDA's guidance and meeting protocols to thereby minimize the duration of the approval process.

The same pre-clinical and clinical data relating to SoftScan(R) will be used for regulatory applications in the United States, Canada and Europe. Laboratory studies and initial studies have already been concluded. Pre-clinical trials have been successful in verifying a methodology for constructing an image, which includes a method for acquiring data and tools for composing an image with that data. In addition, all relevant theoretical and simulation work was validated through the use of a simulated biological system.

The Company has initiated informal discussions with the FDA and will continue to do so, thus ensuring that the most efficient approach to regulatory approval is agreed upon. In May 2004, the Company announced - following discussions with the FDA - that it will participate in the FDA's STED Pilot Program with a submission to have its SoftScan(R) breast imaging system reviewed and approved under a harmonized format. The FDA's STED Pilot Program is a voluntary pilot premarket review program that is expected to reduce the burden on manufacturers who face conflicting premarket submission format and content requirements in different countries. The program's focus is the harmonized premarket submission format and content known as "Summary Technical Documentation for Demonstrating Conformity to the Essential Principles of Safety and Performance of Medical Devices ("STED") developed by the Global Harmonization Task Force ("GHTF"), a voluntary international group comprised of device regulatory officials and industry representatives from the five founding members, namely the United States, Canada, Australia, the European Union, and Japan. A major objective of GHTF is the harmonization of regulatory systems to reduce the regulatory burden on regulated industry, and the GHTF believes that achieving this objective will bring added efficiency to the device review process. This globally-harmonized regulatory review process is expected to bring added efficiency to SoftScan(R)'s review process, enable ART to gain market entry with SoftScan(R) in a more cost-effective manner and enable SoftScan(R) to be available more quickly to the international community.

In Canada, consultations with the TPD are ongoing. Consultations with key European jurisdictions (e.g. United Kingdom, France and Germany) will be undertaken at the appropriate time.

Pilot Trial Results

In the first pilot trial conducted in Montreal and Quebec City, nine (9) healthy volunteer subjects were scanned with a prototype of SoftScan(R). This study was successful in evaluating the healthy human breast, its optical coefficients, and its density. In addition, no adverse events were reported during the study. Furthermore, the trial results were used to improve the prototypical design of the SoftScan(R).

In September 2000, a second pilot study was completed in Quebec City. Thirty-one
(31) subjects were scanned according to a pre-determined methodology. The primary purpose of this study was to evaluate SoftScan(R)'s effectiveness in capturing and analyzing the variations in optical parameters caused by breast lesions, both benign and malignant. In addition, the study evaluated SoftScan(R)'s effectiveness in capturing and analyzing the variations in optical parameters in radiologically-dense breasts, in breasts where surgery has been performed, and in breast of women on hormone replacement therapy. SoftScan(R) effectively imaged a variety of breast characteristics and disease conditions, including cysts, solid benign lesions, and malignant lesions. Furthermore, no adverse events were reported during the study.

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

In May 2002, a clinical study in collaboration with the McGill University Health Center ("MUHC") was initiated after formal approvals from both Health Canada and the MUHC Royal Victoria Hospital Research Ethics Board . The objective of this study was to evaluate several design evolutions and configuration changes made to the SoftScan(R) device. In April 2004, the MUHC Engineering study which began in May 2002 of ART's SoftScan(R) breast imaging system was concluded. In addition to validating several design evolutions and configuration changes made on SoftScan(R), ART was able to derive positive clinical study results, which confirmed SoftScan(R)'s ability to discriminate between normal and malignant tissue.

Ongoing Studies

In June 2003, a multi-centre clinical study was initiated in collaboration with Sunnybrook and Women's College Health Sciences Centre, and with Ottawa Regional Women's Breast Health Centre.

Based on past industry experience, the Company expects that marketing clearance may be granted in Canada and Europe before it is granted in the United States. The following chart sets out the steps through which the Company currently anticipates SoftScan(R) will proceed.

------------------------------------------------------------------------------------------------------------------------------------
                                                                       CLINICAL
                                                                  VALIDATION (TISSUE              CLINICAL          FDA/TPD/
                      2nd PILOT              ENGINEERING           CHARACTERIZATION)               PIVOTAL          EUROPEAN
                     (CONTROLLED)              STUDIES                 STUDIES                     TRIALS          AUTHORITIES
------------------------------------------------------------------------------------------------------------------------------------
Purpose           Evaluate safety and      Validate design     Demonstrate clear diagnosis      Verify safety     Review process
                  effectiveness in         changes and         regardless of breast             and               and approval.
                  patient volunteers.      optimize            characteristics of various       effectiveness
                                           performance in      patient volunteers.              in patient
                                           order to improve                                     volunteers.
                                           data quality,
                                           reduce scan time
                                           and improve
                                           breast coverage.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                400-900 patient
Test Population   31 patient volunteers.   Ongoing studies.    Up to 600 patient volunteers.    volunteers.       n/a
------------------------------------------------------------------------------------------------------------------------------------
Time Frame        Completed in 2000.       Ongoing since May   Ongoing since June 2003.         Expected to       Approvals expected
                                           2002.                                                start in 2004.    in 2005.
------------------------------------------------------------------------------------------------------------------------------------

In addition to becoming compliant with the FDA's Quality System Regulation, the Company is also seeking to achieve compliance with international standards such as ISO 13485 and EN 46001 (Quality System - Particular Requirements for Medical Devices).

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

Third Party Reimbursement Criteria

In the United States, most physicians prescribe the diagnostic imaging procedures with approved payment codes and third-party reimbursement coverage. The Centers for Medicare and Medicaid Services ("CMS") formerly known as the Health Care Finance Administration ("HCFA") is the agency in the United States that establishes, for Medicare, coverage for certain diagnostic imaging procedures. Generally, CMS does not cover new diagnostic imaging procedures before the technology has obtained FDA marketing clearance. Most insurance companies' reimbursement plans establish coverage for their clients based upon the companies' own experience, and, for new procedures, based upon CMS's coverage decisions. The Company believes that diagnostic imaging procedures with SoftScan(R) will be covered after FDA marketing clearance is granted.

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

According to the American Cancer Society, it is estimated that in the United States over 211,000 women will be diagnosed with breast cancer this year. In the United States, breast cancer kills nearly 40,000 women every year. In Canada, it is estimated that more than 21,000 women per year will be diagnosed with breast cancer and that over 5,300 women will die of breast cancer this year. Over the years, the ability to treat breast cancer has improved; the five-year survival rate for localized breast cancer has increased from 72% in the 1940s to nearly 97% today. However, if the breast cancer has spread regionally, the survival rate is 79% and if it has metastasized, the survival rate falls to 23%. In other words, survival is ultimately dependent on when the cancer is first diagnosed: the earlier it is diagnosed, the better the chances that a woman will have a longer life. Furthermore, the more accurately tumors can be targeted and characterized and the more efficiently the effects of treatment can be determined, the more effectively breast cancer can be treated. The Company believes that functional imaging can play a new and important role in detecting, diagnosing and characterizing tumors and in characterizing the course of cancer treatment.

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

Marketing and Distribution

The Company's marketing and distribution strategy is two-fold: the first component is linked to its regulatory strategy, which is designed to give it a "first to market" advantage and to ensure broad distribution and market acceptance. On October 22, 2002, ART and GE Medical Systems (now known as GE Healthcare), a unit of General Electric Company, signed a multi-year strategic manufacturing/commercial/R&D and financial alliance. Under the SoftScan(R) Commercial Alliance Agreement (the "SoftScan(R) Agreement"), GE Healthcare will manufacture and distribute globally SoftScan(R) as of the full-production phase (the phase following the clinical and pre-production phases). Prior to the full-production phase, ART will manufacture the SoftScan(R) device. During the pre-production phase, GE Healthcare's specialists will receive SoftScan(R) specific training in order to prepare for commercialization, with a focus on using GE Healthcare's distribution channels. The further commercial terms of the SoftScan(R) Agreement will be negotiated once regulatory approval for the SoftScan(R) device has been obtained. Under the Research and Development Alliance Agreement, GE Healthcare and ART will jointly collaborate on research and development projects in the field of optical molecular imaging. Also, GE Healthcare agreed to make an investment of US$3.0 million in the share capital of ART. The closing of this investment occurred on November 15, 2002, and was effected by way of private placement.

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

eXplore Optix(TM)

Molecular Imaging Overview

ART has developed a pre-clinical molecular imaging device ("eXplore Optix(TM)") to answer an unmet need in the drug development process and in basic research by allowing scientists to track dynamic biological processes at a cellular level in a living system (in vivo). This field of research has been termed molecular imaging. Imaging is made possible by the injection of a contrast agent or a molecular probe, which highlights the cell or process of interest. The methods employed in molecular imaging are very sensitive and it is now within reach to detect the functional indications of a disease on a molecular level prior to the appearance of anatomical signs of the disease.

eXplore Optix(TM) is an example of the Company's ability to leverage its base optical technological platform to fill a need in a leading-edge research area - that of imaging cellular and molecular events in living animals.

The Company believes that optical imaging techniques are particularly suited for molecular imaging. In addition to eXplore Optix(TM), ART's proprietary time domain technology platform has a number of medical applications, including an optical breast imaging device (SoftScan(R)) currently under development. SoftScan(R) can provide functional information about tissue perfusion and blood oxygenation levels. SoftScan(R) must still obtain regulatory approval before it is available to the market. eXplore Optix(TM) does not face the same regulatory hurdles as SoftScan(R).

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

Market Overview

The Company believes that the market for ART's pre-clinical molecular imaging device is comprised of the pharmaceutical industry, specialized CROs that conduct research for the pharmaceutical industry and academic institutions.

In particular, the Company believes that eXplore Optix(TM) can significantly improve research practices and that the advantages to the pharmaceutical industry are important. Specifically, this small animal imaging device can obtain important pharmacokinetic data from small animal pre-clinical trials. ART believes that eXplore Optix(TM) can diminish the costs relating to the testing of small animals, as an animal can be scanned by eXplore Optix(TM) several times a day without being harmed. This in turn permits the analysis of a greater number of different drug targets subjected to different drug candidates. Perhaps most importantly, the use of eXplore Optix(TM) can improve the quality of small animal pre-clinical trials. These factors all speed the time to market for drugs. The information from small animal trials could also prevent drugs from entering human trials, thus potentially saving millions for the pharmaceutical industry, especially in the United States where the FDA is requiring more extensive safety data sets for new drug applications, rising clinical development costs. The information can be used to further knowledge about the drugs that fail, and thus prevent even more flawed drugs from entering expensive animal or human trials.

According to the Pharmaceutical Research and Manufacturers of America (PhRMA), it takes between 10 to 15 years to bring a drug from concept to market, which reflects the greater complexity of target diseases, the longer and larger clinical trials required by the FDA, and the medical system's growing demand for more complex data about new drugs. The cost of developing a new, novel drug is about US$802 million per drug - almost 6 times greater than what it was in 1975. The number of new drugs produced by the pharmaceutical industry has risen only modestly despite a six-fold increase in research spending to more than US$30 billion annually. The FDA has publicly stated, among its concerns, the need to speed and improve development and approval of new genetic and traditional drugs and medical devices.

Pressure to improve productivity is expected to greatly increase research and development expenses for an average pharmaceutical company in the coming years. Controlling clinical costs, which has outpaced discovery and pre-clinical development cost growth, will be a major factor in reducing the rapid increase in overall research & development spending.

Technology

SAMI(TM) eXplore Optix(TM) is based on ART's imaging platform and enables an extensive characterization of fluorescent material embedded in organic tissue. The innovative design uses the dynamics of time domain light detection to extract a wealth of data from each set of measurements providing accurate, quantitative information. eXplore Optix(TM) does not use ionizing radiation or radioactive probes. Instead, eXplore Optix(TM) relies on the injection of fluorescent probes, which are safe, sensitive, and can be specifically conjugated to small molecules, antibodies, and proteins. In addition, eXplore Optix(TM) provides the potential for very high sensitivity (nanomolar concentrations at depths of 10-15 mm).

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

      -     Can image hairless, albino, and pigmented mice and rats;

      -     Simple and reproducible animal positioning;

      - Combines high throughput with flexible scanning options and advanced image processing capabilities;

      -     Heated animal plate ensures the well being of anaesthetized animals.

Regulatory Process

The sale and commercialization of pre-clinical research imaging devices are not subject to the same regulatory process as medical devices for humans and, as such, the Company did not seek Health Canada and FDA approval before commercializing eXplore Optix(TM).

Over the longer term, validation of optical molecular imaging tests conducted on small animals will make it possible to design clinical trials for a variety of purposes. An optical molecular imaging device that could be used to monitor the results of treatments in the fields of oncology, cardiology or neurology would be subject to regulatory approval from Health Canada and the FDA in the United States.

Marketing and Distribution

From January 2003 through May 2003 inclusively, four large pharmaceutical companies and research centres were involved in the beta testing of eXplore Optix(TM).

On June 18, 2003, ART announced the official commercial launch of SAMI(TM), ART's pre-clinical molecular imager.

In August 2003, the Company concluded an agreement under which GE Medical Systems (now known as GE Healthcare) acts as exclusive worldwide distributor for ART's eXplore Optix(TM) pre-clinical molecular imaging device. Under this agreement, GE Healthcare purchases eXplore Optix(TM) units from ART and ART retains manufacturing and sourcing for all eXplore Optix(TM) units sold through GEHealthcare. ART also retains all rights to the technology and intellectual property. GE Healthcare is responsible for sales, distribution, training, marketing and after-sales service.

On September 19, 2003, ART announced the first sale of eXplore Optix(TM) , to the National Institutes of Health (NIH) in the United States.

On October 20, 2003, ART announced the sale of eXplore Optix(TM), to Novartis Pharma AG.

On December 8, 2003, the Company announced the continued success of its commercialization efforts with additional sales of its SAMI(TM) pre-clinical optical molecular imager to the pharmaceutical and academic research sectors, and a change in the name under which the SAMI(TM) product will be distributed to "eXplore Optix(TM)".

On March 28, 2004, the Company presented results of in vivo studies demonstrating the high quantitation and high sensitivity capabilities of eXplore Optix(TM) in the nanomolar range at the Annual Meeting of the American Association for Cancer Research. These in vivo studies demonstrated subnanomole fluorophore quantity detection capabilities at a depth of between 10 and 15 mm. Furthermore, volumetric reconstruction of this time-domain data was also achieved.

On March 29, 2004, ART presented at the Annual Meeting of the Academy of Molecular Imaging the results of a study demonstrating the high quantitation, precise three-dimensional localization, and fluorescence lifetime in vivo capabilities of the eXplore Optix(TM) system in the murine animal model. The results of a second study were also presented which demonstrated the system's abilities to localize and discriminate between multiple endogenous and exogenous molecules. Time-domain resolution of fluorescent lifetimes as small as 0.2 nanoseconds was achieved.

On June 2, 2004, ART and LAB Preclinical Research International Inc., a preclinical contract research organization based in Laval, Canada, announced the signing of an agreement under which LAB Preclinical Research International Inc. acts as a preclinical demonstration site and provide real-time testing and evaluation of ART's eXplore Optix(TM) time-domain small animal molecular imaging system.

Competition

Many of the imaging technologies, such as nuclear imaging, magnetic resonance imaging, computed tomography and ultrasound, originally developed for human use, have recently been scaled down to allow imaging in small animals, particularly mice.

-----------------------------------------------------------------------------------------------------------
                             eXplore Optix(TM) Competition
-----------------------------------------------------------------------------------------------------------
                                                          User Requirements
-----------------------------------------------------------------------------------------------------------
                                                                     No ionizing
                                                                     radiation or              Fluorescence
     Modality                Functional  Targeted(1)   Anatomical   radioactivity(2)   Depth    Lifetime(3)
-----------------------------------------------------------------------------------------------------------
Optical        TD*                x           x                            x             x            x
Imaging
-----------------------------------------------------------------------------------------------------------
               CW**               x           x                            x             ~
-----------------------------------------------------------------------------------------------------------
Nuclear Imaging                   x           x                                          x
-----------------------------------------------------------------------------------------------------------
Ultrasound Imaging                ~                        x               x             x
-----------------------------------------------------------------------------------------------------------
Magnetic Resonance Imaging        ~                        x               x             x
-----------------------------------------------------------------------------------------------------------
Computed tomography               ~                        x                             x
-----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                            eXplore Optix(TM) Competition
----------------------------------------------------------------------------------------------------------------
                                                             User Requirements
----------------------------------------------------------------------------------------------------------------

                                                            Real Time/      Cost           User-     Acquisition
     Modality               Quantitative  Pharmacokinetics   In vivo    Effectiveness  friendliness     time
----------------------------------------------------------------------------------------------------------------
Optical        TD*                x              x              x             x             x             x
Imaging
----------------------------------------------------------------------------------------------------------------
               CW**                              x              x             x             x             x
----------------------------------------------------------------------------------------------------------------
Nuclear Imaging                   x              x                                          x             x
----------------------------------------------------------------------------------------------------------------
Ultrasound Imaging                                              x             x                           x
----------------------------------------------------------------------------------------------------------------
Magnetic Resonance Imaging        x                                                         x
----------------------------------------------------------------------------------------------------------------
Computed tomography               x                                           x             x             x
----------------------------------------------------------------------------------------------------------------

1:    targeted exogenous chromophores

2: ionizing radiation and radioactivity limits the use of an animal in longitudinal studies

3:    fluorescent lifetime characterizes physiological parameters

*:    Time Domain Technology

**:   Continuous Wave Technology

      Unique Benefits of the Time Domain Optical Imaging Strategy:

            o Accurate surface information of the embedded fluorescent material.

            o Accurate depth information of the embedded fluorescent material.

                  The temporal information (TPSF) contained in the signal enables quantification of inclusion depth. The CW intensity measurement includes all photons, whereas time domain temporally discriminates photons, which have probed different depths, resulting in greater depth sensitivity.

            o     Accurate recovery of fluorophore concentration.

                  Depth information leads to an accurate recovery of fluorophore concentration when the data is reconstructed in post-processing.

            o     3D localization.

                  Due to the temporal dimension in time domain measurements, the signal contains volumetric information about the tissue, thus 3D localization can be achieved.

            o     Fluorescence lifetime.

This allows the distinction between different fluorescent materials. Furthermore, with an appropriately designed probe, changes in fluorescence lifetime occur with varying tissue properties such as pH, oxygenation level and calcium levels, and can thus be used to establish those properties.

Revenues

The Company recorded sales of US$681,875 during the eight-month fiscal period ended December 31, 2003, as compared to none in the fiscal years ended April 30, 2003 and 2002. These revenues came from the sales of eXplore Optix(TM) units to clients from the biomedical research and pharmaceutical sectors.

Research and development

The Company conducts the majority of its research and development activities in-house. The Company has assembled a core team of high-level scientists, most of whom hold specialized doctorates in the fields of biomedical imaging, medical engineering, electro-optics, spectroscopy and modelling. As of May 31, 2004, the Company had 47 employees directly engaged in research, development and engineering work with respect to SoftScan(R) and molecular imaging related products. The Company's in-house research and development efforts are focused primarily on completing the development of SoftScan(R) and researching new applications for its proprietary technology.

In addition to its in-house research program, the Company collaborates with academic and research institutions, including the INO, which is working with the Company on the SoftScan(R) project and other related projects, to support research in areas of interest to the Company.

Since inception up to December 31, 2003, the Company has invested approximately US$27.2 million into the development of its proprietary time domain optical technology gross of investment tax credits (US$2.8 million). The Company has been able to control its research and development costs as a result of the following factors: (i) extensive in-house expertise; (ii) strong collaboration agreements with leading research institutions; and (iii) its ability to leverage effectively its knowledge of applications of optical imaging technologies.

Quality Management

In order to achieve successful regulatory approval of its products, the Company must undergo conformity assessment of its Quality Management System by most countries, including the United States, Canada and countries in the European Union.

For FDA approval, the Company is required to comply with the Code of Federal Regulation Title 21, Part 820 (Quality System Regulation). For approval by Health Canada and European authorities, the Company is required to comply with ISO 13485 (Medical Devices - Quality management system - Requirements for regulatory purposes).

As part of an incremental approach to Quality System implementation and to provide a strategic advantage for the commercialization of its eXplore Optix(TM) product, the Company has implemented its Quality Management System in compliance with ISO 9001: 2000 (Quality Management System - Requirements). This initial implementation serves as a stepping-stone for the implementation of ISO 13485 Quality Standard and compliance with the FDA 21 CFR, Part 820.

The objective of the Company is to achieve regulatory compliance as well as customer satisfaction by conducting its business with the objective of supplying products, services and solutions that consistently meet requirements and exceed expectations.

Product Development

The Company continually evaluates the likelihood and ease with which complementary products, derived from its core technology or from existing products, can be identified, developed and introduced. For instance, SoftScan(R)'s ability to identify and differentiate between various anomalies within human tissues has led the Company to look at other possible medical applications. The development of additional products that fit with the Company's vision and mission are an integral part of the Company's strategy. When the Company is prepared to expand its current addressed markets and wishes to pursue new products, a new product development team is formed and authorized by the Executive Management team to identify specific new market opportunities for our technologies. This team uses and develops various internal and external sources of ideas, concepts and innovations to further develop existing products as well as novel electro-optic technologies aimed at the bio-medical sector. The Company has established a New Product Development process that takes into account market potential, technology and business factors.

ART has several development projects that fall into three principal categories:

      (a) Projects that will lead to functional and, or, cost improvements to the existing product lines.

      (b) Projects for products evolving from present technology within current markets.

      (c)   Projects for innovative products to enter new markets.

The Company expects that a majority of its projects will fall within the first two categories for the near term and then as the company achieves profitability, it will look to expand its served markets.

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

The Company also has access to external research and development resources and facilities. It has ongoing contracts and activities with internationally recognized centers-of-excellence such as the INO, located in Quebec City. The Company is in close association with MGH, a teaching hospital affiliated with Harvard Medical School, which has one of the largest hospital-based research programs in the United States.

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

The Company currently has eight members on its Scientific Advisory Board. The individuals are the following:

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

      Daniel Kopans -- Dr. Kopans is an honors graduate from Harvard College and he received his M.D. from the Harvard Medical School, where he graduated as a member of the Alpha Omega Alpha honors society. He is Professor of Radiology at the Harvard Medical School of Harvard University and has been the Director of the Breast Imaging Division at the Massachusetts General Hospital (MGH) since 1978, soon after completing his residency training in Diagnostic Radiology at MGH. Dr. Kopans has taught and written widely on all facets of breast imaging and is an expert in all aspects of breast cancer detection and diagnosis. He leads efforts in the investigation of methods for improving breast cancer detection and diagnosis including digital mammography, magnetic resonance imaging (MRI) of the breast, ultrasound, and nuclear medicine. He is a leading authority on breast cancer screening. Inventor, author, investigator, and educator, Dr. Kopans has authored more than 160 peer-reviewed articles on breast cancer detection and diagnosis. He is the author of a textbook on breast imaging that is now in its second edition (Breast Imaging, Philadelphia:
      Lippincott-Raven Publishers, 1998) and is one of the standards in the field.

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

      Martin Yaffe (Chairman) -- Dr. Yaffe holds a doctorate in Medical Biophysics from the University of Toronto, where he teaches. He is a renowned specialist in medical imaging, more specifically in the early detection of breast cancer and chairs the Committee on Mammographic Image Quality for the International Commission on Radiological Units (ICRU). Dr. Yaffe has been working toward advancing research in the early detection of breast cancer since the start of his career, and has been involved in many important initiatives intended to improve related technologies. Among other things, he is a member of the National Council on Radiation Protection (NCRP), Quality of Mammography Committee SC-72. He also serves on several committees of the American College of Radiology. Professor and researcher in Medical Biophysics at the University of Toronto, Dr. Yaffe is currently Senior Scientist in Imaging/Bioengineering Research at the Sunnybrook & Women's College Health Sciences Centre in Toronto and a Consultant Physicist for the Ontario Breast Screening Program. Dr. Yaffe has authored many scientific communications and conferences and acts as reviewer for numerous scientific publications, including Medical Physics and the International Journal of Radiation Oncology.

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

      Monique Lefebvre -- Until January 2002, Ms. Lefebvre was President of the Montreal Transition Committee, in which capacity she was responsible for setting up the new City of Montreal comprised of 28 former municipalities in the Greater Montreal Area. From 1998 to 2000, Ms. Lefebvre was Vice President, Quebec and Atlantic Canada for

      Ericsson Canada Inc. From 1996 to 1998, she was President of Quebecor Multimedia, and, from 1991 to 1996, she held the position of President and Chief Executive Officer of the Centre de recherche informatique de Montreal ("CRIM"). Ms. Lefebvre is a director of Transcontinental G.T.C. Ltd. and BioSyntech. Until recently, she was also the Chair of the board of directors of Societe Innovatech du Grand Montreal, a capital venture fund, and acted as Vice Chair of the Montreal Board of Trade. She is a member of the Board of Trustees of the Canadian Foundation for Innovation.

      Brian Levitt -- Mr. Levitt is Partner and Co-Chair of Osler, Hoskin & Harcourt LLP, one of Canada's leading law firms specializing in business law, tax, litigation, competition and antitrust. Mr. Levitt was President of Imasco Limited from 1991 to 2000. From 1976 to 1991, he was successively Associate and Partner at Osler, Hoskin & Harcourt LLP. Mr. Levitt is a director of a number of Canadian companies such as BCE Inc., Bell Globemedia Inc. and Domtar Inc. He holds degrees inf Applied Science (B.A.Sc.) and in Law (LL.B.) from the University of Toronto. Mr. Levitt was called to the Ontario Bar in 1975 and the Quebec Bar in 2001.

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

The member of the European BAC is the following:

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

The Company has been granted six patents related to its optical imaging technology in the United States and has patent applications pending in the United States and Canada. Several of these patent applications have corresponding patent applications in Europe or internationally by ART. In addition, the Company intends to apply or is in the process of applying for several additional patents in the United States, Canada and internationally regarding technology used in SoftScan(R), in eXplore Optix(TM) and in other optical molecular imaging applications. The Company has also developed proprietary computer software for its products for which it relies on copyright and trade secret for protection.

Six patents related to optical imaging and to the detection and diagnosis of diseases have been granted to ART. The first US patent entitled "Method and Apparatus for Detecting Malignancies in Living Tissue" (Number: 5,808,304) filed on November 18, 1996, was granted on September 15, 1998 and expires on November 18, 2016. The invention relates to a method and an apparatus for detecting malignancies in living, biological tissue, and in particular to a method and apparatus for detecting breast cancer. The second U.S. Patent entitled "Optical Imaging through Scattering Media: Fit to an Inhomogeneous Diffusion Model for Differentiation" (Number: 6,148,226) filed on February 13, 1998, was granted on November 14, 2000 and expires on February 13, 2018. The invention relates to an optical method for imaging through a scattering medium in which a fit is made to an inhomogeneous diffusion model. The method provides a simple means to separate the absorption and scattering contributions of inhomogeneities. The third U.S. patent entitled "Scanning Module for Imaging through Scattering Media" (Number:
6,332,093) filed on August 6, 1998, was granted on December 18, 2001 and expires on August 6, 2018. The invention relates to a scanning module image through scattering media while alleviating adverse effects on the weak transmission through highly scattering media. The fourth patent entitled "Optical Imaging of Turbid Media with Depth-Related Discrimination" (Number: 6,415,172) filed on January 21, 2000, was granted on July 2, 2002 and expires on January 21, 2020. The invention relates to a method for scanning a turbid medium and displacing an optical signal source over a first face of the medium and a corresponding optical detector over an opposite face from one respective spatial location to another. The fifth patent entitled "Optical Imaging of Turbid Media with Depth-Related Discrimination" (Number: 6,678,049) filed on January 25, 2002, was granted on January 30, 2004 and expires on January 30, 2024. The invention relates to an optical imaging system for detecting light from an excitation source through a scattering medium. The system includes a photo detector for receiving light from the scattering medium, an amplification circuit coupled from the photo-detector, an electro-optical source coupled from the amplification circuit for providing a secondary light signal, and a streak camera receiving the secondary light signal and providing an image of the scattering medium. The sixth patent entitled "Choice of Wavelengths for Multiwavelength Optical Imaging" (Number: 6,694,159) filed on November 2, 2001, was granted on February 17, 2004 and expires on November 2, 2021. The invention relates to a method for wavelength selection in a multi-wavelength TPSF-based optical imaging system.

In the biomedical field, ART also has seventeen patent applications pending in the United States and Canada.

Furthermore, the Company also has an exclusive worldwide license to use the inventions and patents developed by Emeritus Professor Dr. Britton Chance, which are owned by Non-Invasive Technology Inc., with respect to the imaging of tissue using time domain optical technology. On December 15, 2003, ART acquired exclusive worldwide licensing rights to Dr. Joseph Lakowicz's extensive optical molecular imaging patent portfolio.

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

D. Property, plants and equipment

The Company's head office and principal place of business is located at 2300 Alfred-Nobel Blvd., Saint-Laurent, Quebec H4S 2A4. This 21,580 square foot property is under a fifteen-year lease, which expires on September 30, 2012. The Company also leases a 5000 square foot production facility at 5897 Chemin St-Francois, Saint-Laurent, Quebec H4S 1B6. The Company believes that these facilities currently provide suitable space for its activities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      A.    Operating results

As at December 31, 2003

The following is a discussion and analysis of the consolidated financial condition and operation results of the Company at and for the fiscal years (periods) indicated and for certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto for the eight-month fiscal period ended December 31, 2003. Unless indicated otherwise, all financial information is expressed in US dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe", "expect", "anticipate", "aim", "target", "plan", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, products selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in ART's continuous disclosure filings. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements.

Overview

ART is committed to becoming a leading provider of optical molecular imaging systems for the medical and pharmaceutical sectors with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and marketing of optical imaging products for the medical and pharmaceutical industries. The Company invested approximately $27.2 million (gross of investment tax credits of $2.8 million) into the development of its proprietary time domain optical technology. The Company also has accumulated carried forward tax losses that expire from 2004 to 2010 and an unrecorded tax asset of approximately $19.9 million, as well as other unused tax deductions.

ART possesses a powerful and unique multi product platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies, a strong management team to build on its technology leadership position and finally, an adequate level of funding to execute its business plan and achieve its next milestones.

ART evolved from a primarily technology-driven company to a market focused organization as it now commercializes eXplore Optix(TM), its preclinical optical molecular imager, through a worldwide distribution agreement with GE Healthcare (previously known as GE Medical Systems). As a result, after the launch of eXplore Optix(TM) in June 2003, the Company recorded its first sales during the eight-month fiscal period ended December 31, 2003.

ART completed clinical trials for its SoftScan(R) time domain optical breast imaging device, during which it has demonstrated it can discriminate between normal and malignant tissue. Among many advantages shown by SoftScan(R), its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan(R) may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment, and thereby reduce side effects and discomfort. Results of clinical trials are positive and the Company anticipates the start of pivotal trials for regulatory approval in the fourth quarter 2004.

In fiscal 2004, ART will operate in two sectors for financial reporting purposes: the medical and the pharmaceutical. The medical sector includes the research, design, development and marketing of the SoftScan(R) time domain optical breast imaging system. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix(TM) system. In fiscal 2004, ART will increase its activity in both sectors. In the medical sector, R & D expenses will increase as ART prepares to enter pivotal trials for SoftScan(R). Since the Company expenses its development costs as incurred, the cost of the clinical trials and the manufacturing of the clinical prototypes will contribute to the increase. The increase in the activity in the pharmaceutical sector will come primarily from the marketing and sales activities required to pursue the market penetration of its emerging product eXplore Optix(TM).

Overall Performance

During the eight-month fiscal period ended December 31, 2003, ART reported revenues of $681,875 from the sales of its eXplore Optix(TM) product. These revenues were generated through ART's distributor, GE Healthcare, with whom ART has an exclusive worldwide distribution agreement.

During the eight-month fiscal period, ART reported a net loss of $5,832,025 ($0.20 per share).

ART solidified its financial situation during the eight-month fiscal period by completing private placements for a gross amount of $11.6 million. Consequently, as of December 31, 2003, ART's working capital was $9,596,342.

Selected financial data

                                                                  Eight-month        Twelve-month       Twelve-month
                                                              Fiscal period ended  fiscal year ended  fiscal year ended
                                                               December 31, 2003     April 30, 2003     April 30, 2002
Sales                                                              $   681,875        $        --        $        --

Loss from continuing operations                                    $ 5,832,025        $ 9,026,445        $ 9,345,483
Net loss                                                           $ 5,832,025        $ 6,546,604        $10,881,500

Basic and diluted loss per share from continuing operations        $      0.20        $      0.38        $      0.46
Basic and diluted net loss per share                               $      0.20        $      0.28        $      0.54

Total assets                                                       $13,704,796        $ 8,032,130        $ 6,115,134

To align reporting with most companies in the biomedical sector, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003.

The Company's focus on bio-optical imaging led it to reconsider its involvement in the industrial sector. Due to an economic downturn affecting the electronics market and the lack of sales and distribution infrastructure, the Company sold its ISIS thermal imaging division in July 2002 to Photon Dynamics, Inc. for $5.5 million.

The Company recorded sales of $681,875 during the eight-month fiscal period ended December 31, 2003, as compared to none in the fiscal years ended April 30, 2003 and 2002. These revenues came from the sale of eXplore Optix(TM) units to the biomedical sector.

Total assets increase come mainly from financing activities. During the eight-month fiscal period ended December 31, 2003, ART closed private placements for a gross amount of $11.6 million. Also, during the fiscal year ended April 30, 2003, ART closed private placements for a total of $7.5 million from GE, OppenheimerFunds and Serge Huot.

Critical accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Significant estimates and assumptions made by management include investment tax credit receivable and evaluating long-lived assets for impairment. These estimates were made using the historical information available. Actual results could differ from these estimates. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Investment tax credit receivable

Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses in the year in which the expenses are incurred. They are calculated based on the Company's experience and on the application of the investment tax credit program. The Company has always been conservative while accounting for investment tax credit. It is possible that after the review done by the government the receivable amount will change.

Patents

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. The carrying value is tested for impairment annually. Should this review, for any reasons, including but not limited to, invalidation of the technologies, indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment.

Results of operations

Comparison of eight-month fiscal period ended December 31, 2003 and twelve-month fiscal year ended April 30, 2003

To align reporting with most companies in our sector, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. Consequently, the quarter end dates differ for 2004 and 2003.

      Revenues: The Company recorded sales of $681,875 during the eight-month fiscal period ended December 31, 2003, as compared to none in the fiscal year ended April 30, 2003. These revenues came from the sale of eXplore Optix(TM) units to the biomedical sector.

      Cost of Sales: For the eight-month fiscal period ended December 31, 2003, the cost of sales was $377,744 compared to none in the twelve-month fiscal year ended April 30, 2003. Cost of sales consisted principally in costs of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 45% in the current fiscal period compared to none in the fiscal year ended April 30, 2003.

      Research and Development Expenditures: The Company's R&D expenditures for the eight-month fiscal period ended December 31, 2003, net of investment tax credits, amounted to $3,491,641, compared to $5,734,470 for the fiscal year ended April 30, 2003. The investment tax credits represent $433,865 or 11% of the overall expenditures in research and development for the eight-month fiscal period ended December 31, 2003, compared to $570,792 or 9% of the overall expenditures for the fiscal year ended April 30, 2003. Research and development expenditures were engaged for the development of the current generation of eXplore Optix(TM) units. Moreover, ART continued to develop its SoftScan(R) system and pursued clinical trials with McGill University Health Centre, Sunnybrook and Ottawa.

      Selling, general and administrative: Selling, general, and administrative expenses for the eight-month fiscal period ended December 31, 2003 were $2,239,324 compared to $2,885,065 for the fiscal year ended April 30, 2003. Selling, general and administrative expenses were engaged to support commercial activities of eXplore Optix(TM), increase the Company's visibility, as well as support the Company's activities.

      Foreign Exchange Loss (gain): Foreign exchange loss (gain) for the eight-month fiscal period ended December 31, 2003, increased $112,867, to a loss of $331,932, compared to a loss of $219,065 for the fiscal year ended April 30, 2003. During the eight-month fiscal period ended December 31, 2003 and the fiscal year ended April 30, 2003, the U.S. dollar depreciated compared to the CA dollar which resulted in a loss of $331,932 and $219,065 respectively. In order to protect itself against adverse exchange rate movements, the Company maintains a U.S. dollar bank account to satisfy U.S. dollar payments.

      Other Expenses: Other expenses for the eight-month fiscal period ended December 31, 2003 were nil compared to $1,467,621 for the fiscal year ended April 30, 2003. During the fiscal year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

      Current Income Taxes Recovered: Current income taxes recovered for the eight-month fiscal period ended December 31, 2003 were nil compared to $1,318,668 for the fiscal year ended April 30, 2003. The current tax recovery in fiscal year ended April 30, 2003 represents the utilization of tax losses for the year to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division.

      Net Loss: As a result, the net loss for the eight-month fiscal period ended December 31, 2003 was $5,832,025 or $0.20 per share, compared to $6,546,604 or $0.28 per share for the year ended April 30, 2003.

Comparison of Fiscal Years Ended April 30, 2003 and 2002

      Revenues: The Company recorded no revenues for the fiscal year ended April 30, 2003, as it launched its pre-clinical optical imaging device eXplore Optix(TM) in the biomedical sector after the fiscal year-end.

      Research and Development Expenditures: The Company's R&D expenditure for the fiscal year ended April 30, 2003, net of investment tax credits, amounted to $5,734,470, down

$549,741, or 9%, from $6,284,211 in the previous fiscal year. The investment tax credits represent $570,792, or 9% of overall R&D expenditures, compared to $329,946, or 5% in 2002. The decrease in R&D expenses is primarily due to the fact that certain costs incurred during last fiscal year for the planning and development of the clinical program and protocols were not repeated in the fiscal year ended April 30, 2003. The increase in the investment tax credits is mainly due to the fact that more R&D activities were eligible under the tax credit program in fiscal year ended April 30, 2003.

      Selling, general and administrative: Selling, general and administrative expenses for the fiscal year ended April 30, 2003 declined $330,589, or 10%, to $2,885,065, compared to $3,215,654 for the fiscal year ended April 30, 2002.

      The decline in selling, general and administrative expenses can be explained by tight controls over expenses and by an internal reorganization.

      Foreign Exchange Loss (gain): Foreign exchange loss (gain) for the fiscal year ended April 30, 2003, declined $394,227, to a loss of $219,065, compared to a gain of $175,162 for the fiscal year ended April 30, 2002. During fiscal year ended April 30, 2003, the US dollar depreciated compared to the CA dollar which resulted in a loss of $219,065. During fiscal year ended April 30, 2002, the US dollar appreciated compared to the CA dollar, which resulted in a gain of $175,162. In order to protect itself against adverse exchange rate movements, the Company maintains a US dollar bank account to assume US dollar payments.

      Other Expenses: Other expenses for the fiscal year ended April 30, 2003 were $1,467,621 compared to nil for the fiscal year ended April 30, 2002. During the fiscal year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

      Current Income Taxes Recovered: Current income taxes recovered for the fiscal year ended April 30, 2003 were $1,318,668 compared to nil for the fiscal year ended April 30, 2002. The current tax recovery represents the utilization of tax losses for the year to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division.

      Loss (profit) from Discontinued Operations: Loss (profit) from discontinued operations for the fiscal year ended April 30, 2003 was a profit of $2,479,841 compared to a loss of $1,536,017 for the fiscal year ended April 30, 2002. The discontinued operations represent the ISIS thermal imaging division sold, whose net operating expenses were reclassified under this line.

      Net Loss: As a result, the net loss for the fiscal year ended April 30, 2003 was $6,546,604, or $0.28 per share, compared to $10,881,500, or $0.54 per share, for the year ended April 30, 2002.

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

Cash flows and financial resources

Cash flow from operating activities for the eight-month fiscal period ended December 31, 2003 amounted to $6,420,619, while cash flow from operations used during the fiscal year ended April 30, 2003 amounted to $10,533,669. The decrease in cash flows from operating activities was due primarily to the discontinued activities of $4,330,520 in fiscal year ended April 30, 2003. Cash flow from investing activities for the eight-month fiscal period ended December 31, 2003 amounted to ($600,664), compared to $3,668,094 in the previous fiscal year. During the eight-month fiscal period ended December 31, 2003, the Company drew on its short-term investments to finance its operations, used its liquidities to acquire fixed assets (computer equipment) and other assets (patents). During the fiscal year ended April 30, 2003, the Company also disposed of its ISIS thermal imaging division for $5.5 million. For the eight-month fiscal period ended December 31, 2003, cash flow from financing activities was $10,245,145, compared to $6,797,645 for the previous fiscal year. During the eight-month fiscal period ended December 31, 2003, ART closed private placements for a gross amount of $11.6 million.

On March 10, 2004, the Company closed a treasury offering of approximately $10.5 million, net of the estimated expenses of the offering, followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in additional proceeds of $1.4 million, gross of any related expenses. ART believes that cash, cash equivalents and short-term investments, pro forma of March 2004 treasury offering, together with funds provided by its revenues, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures for approximately 24 months.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2003:

                                                Payment Due by Period
                     ---------------------------------------------------------------------------
                                      Less Than                                         After
                         TOTAL         1 year         2-3 years       4-5 years        5 years
                     ---------------------------------------------------------------------------
Operating Leases     $ 3,149,926     $   365,307     $ 1,063,503     $   717,059     $ 1,004,057
                     ---------------------------------------------------------------------------
                     $ 3,149,926     $   365,307     $ 1,063,503     $   717,059     $ 1,004,057
                     ===========================================================================

Quarterly results from operations

Our business fluctuates according to our sales and development cycle and addresses emerging markets. The following table presents our operating results by quarter for each of the last 8 quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements for the eight-month fiscal period ended December 31, 2003. This data should be read together with the consolidated financial statements and the notes to such statements.

                                                                  December 2003 Fiscal Period
                                                    --------------------------------------------------------
                                                         Q1             Q2             Q3            TOTAL
                                                                                   (2 months)
Sales                                               $        --    $        --    $   681,875    $   681,875
Loss from continuing operations                     $ 2,103,534    $ 2,164,825    $ 1,563,667    $ 5,832,025
Net loss (gain)                                     $ 2,103,534    $ 2,164,825    $ 1,563,667    $ 5,832,025
Basic and diluted loss per share from continuing
  operations                                        $      0.08    $      0.07    $      0.05    $      0.20
Basic and diluted net loss per share                $      0.08    $      0.07    $      0.05    $      0.20

                                                                     April 30, 2003 FY
                                        -----------------------------------------------------------------------------
                                              Q1               Q2              Q3              Q4             TOTAL
Sales                                   $         --     $         --    $         --    $         --    $         --
Loss from continuing operations         $  1,040,067     $  1,960,621    $  3,740,271    $  2,285,486    $  9,026,445
Net loss (gain)                         $ (1,389,884)    $  1,948,373    $  3,716,906    $  2,271,209    $  6,546,604
Basic and diluted loss per share
  from continuing operations            $       0.05     $       0.09    $       0.14    $       0.09    $       0.38
Basic and diluted net loss per share    $      (0.08)    $       0.10    $       0.16    $       0.10    $       0.28

                                                               April 30, 2002 FY
                                                               -----------------
                                                                       Q4

Sales                                                             $        --
Loss from continuing operations                                   $ 1,920,423
Net loss (gain)                                                   $ 2,244,592
Basic and diluted loss per share from continuing operations       $      0.09
Basic and diluted net loss per share                              $      0.11

Notes: Quarterly data have been converted from CA $ to U.S. $ using a yearly average rate

Disclosure About Market Risks

ART is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. ART does not use derivative financial instruments for speculative or trading purposes. ART does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on ART's results of operations.

Foreign Currencies

The Company's operations are in some instances conducted in currencies other than the Canadian dollar (principally in U.S. dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.

Interest Rate Sensitivity

ART's investment policy is made of high-grade government, banks and corporate securities with varying maturities usually less than 180 days. ART does not have a material exposure to interest risks. ART is also exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on Canadian dollar prime rate.

      B.    Liquidity and Capital Resources

Until December 31, 2003, the Company financed its activities by issuing common shares through private placements and an initial public offering. From its creation in 1993 until December 31, 2003, the Company issued share and share purchase warrants amounting to $67,870,684. As at December 31, 2003, the Company had working capital of $9,596,342, compared to $4,139,946 as at April 30, 2003. This working capital consisted mainly of cash and short-term investments for a total of $9,424,560On March 10, 2004, the Company closed a treasury offering followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,368,413, net of related expenses.

As at December 31, 2003, total assets increased $5,672,666 (70%) to $13,704,796 from $8,032,130 as at April 30, 2003. The increase in total assets comes from the cash received following the closing of private placements for a gross amount of $11.6 million

The Company also has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As at December 31, 2003, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as at December 31, 2003.

      C.    Research and development, patents and licenses, etc.

See "Item 4B - Business Overview - The Company's Products, Quality Management, Product Development, Scientific Advisory Board, Business Advisory Council and Intellectual Property".

      D.    Trend information

See "Item 4B. - Business Overview".

      E.    Off-balance Sheet Arrangements

The Company does not use off-balance sheet arrangements.

      F. Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2003:

                                             Payment Due by Period
                    -----------------------------------------------------------------------
                                    Less Than                                      After
                       TOTAL          1 year       2-3 years      4-5 years       5 years
                    -----------------------------------------------------------------------
Operating Leases    $ 3,149,926    $   365,307    $ 1,063,503    $   717,059    $ 1,004,057
                    -----------------------------------------------------------------------
                    $ 3,149,926    $   365,307    $ 1,063,503    $   717,059    $ 1,004,057
                    =======================================================================

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following tables set forth the name, municipality of residence, position with the Company and principal occupation of each of the directors and executive officers of the Company as at May 31, 2004. The Board of Directors of the Company is currently comprised of the five individuals mentioned below. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

Directors

                                                                             Year of Expiry
                                         Position with the      Director      of Term of
Name and Municipality of Residence           Company             Since          Office          Principal Occupation
----------------------------------           -------             -----          ------          --------------------
MICHELINE BOUCHARD....................    Director                2002           2005          President and CEO of
Montreal, Quebec                                                                               ART Advanced Research
                                                                                               Technologies Inc.,
                                                                                               former Corporate
                                                                                               Vice-President and
                                                                                               General Manager,
                                                                                               Enterprise Services
                                                                                               Organization,
                                                                                               Motorola Inc.
                                                                                               (2001-2002) and
                                                                                               former Chairman,
                                                                                               President and CEO of
                                                                                               Motorola Canada Ltd.
                                                                                               (1998-2000)

JACQUES COURVILLE(1)..................    Director                2003           2005          Former Vice
Baie d'Urfe, Quebec                                                                            President, Medical
                                                                                               Research, Merck
                                                                                               Frosst Canada Inc.

RAYMOND CYR(1)(2).....................    Director                1998           2005          Chairman of the Board,
Montreal, Quebec                                                                               Polyvalor Inc.

PIERRE DUTHEIL(2).....................    Director                2004           2005          Independent Corporate
Paris, France                                                                                  Advisor

BENOIT LA SALLE(1)(2) ................    Chairman of the         2003           2005          Founder and President
Outremont, Quebec                         Board and Director                                   & CEO of Semafo Inc.

(1)   Member of the Corporate Governance, Human Resources & Compensation
      Committee.

(2)   Member of the Audit & Environment Committee.

Management

Name and Municipality of Residence         Position with the Company                  With the Company Since
----------------------------------         -------------------------                  ----------------------
JACQUES BEDARD...........................  Chief Financial Officer                              1996
Mirabel, Quebec

WARREN G. BAKER..........................  Chief Operating Officer                              2004
Montreal, Quebec

MICHELINE BOUCHARD.......................  President and Chief Executive Officer                2002
Montreal, Quebec

PIERRE COUTURE...........................  Vice President, Sales & Marketing                    2003
Beaconsfield, Quebec

SEBASTIEN GIGNAC.........................  Corporate Secretary and General Counsel              1998
Westmount, Quebec

JOSEPH G. KOZIKOWSKI.....................  Chief Medical Officer                                2004
Weston, Massachusetts

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

      Pierre Dutheil -- Mr. Dutheil has more than 30 years of experience in international business and the advanced technology sector. Mr. Dutheil has been an independent corporate advisor on cross border industrial and commercial operations since 1992. From 1980 to 1992, he held various executive and managerial positions at an international level, with Thomson-CSF (renamed Thales in 2000), one of the world leaders in defence and civil electronics. Mr. Dutheil sits on the board of directors of various companies including Acetex Corporation and Acetex Chimie (Paris).

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

      Warren Baker -- During the course of his career, Mr. Baker has held several management and executive positions with major companies or global leaders in various fields of the medical and information technology sectors. Until recently, Mr. Baker was President and CEO of Electromed Imaging, a global leader in Cardiac Image Information Management Systems (CIIMS), which he first joined as Chief Operating Officer in 2002. From 1996 to 2002, he was President & CEO and co-founder of Pacific Northwest Networks, a premier solution developer for global Corporations needing to manage and secure enterprise production environments. From 1985 to 1996 he was worldwide marketing manager and alliances, merger and acquisitions program manager for Hewlett-Packard's diagnostic cardiology business in which capacity he managed, among other things, the global market development for all of HP's diagnostic cardiology products. He was also responsible for the development of strategic product plans and distribution to meet the needs of the global cardiology market. Mr. Baker holds a B.S. in Biology and Biochemistry from Illinois College (1975) and has completed an AEA Executive MBA program from Stanford University (1989).

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

      Joseph Kozikowski, M.D. -- Since 1994, Dr. Kozikowski has acted as Chairman and CEO of Proformant Inc., a firm focused on biomedical corporate development. Dr. Kozikowski has over 20 years of successful clinical and industry experience in medical devices, diagnostics, and biopharmaceuticals. He has designed and led development and approval programs from the preclinical stage through commercialization for a wide range of new products from every major medical specialty. Representative clients include Johnson & Johnson, Biogen, Millennium, Mallinckrodt, and Baxter. He has crafted and implemented highly efficient, turnkey projects that integrate and deliver well-negotiated Rx and OTC FDA approvals, tightly-executed preclinical and clinical studies, and adoption-driving peer-reviewed publications. He has designed and directed Phase I through IV clinical and outcome studies, and has been responsible for all related functions of protocol development, IRB submission and approval, investigator recruiting, trial site auditing and management, data management and biostatistics, and report and publication authorship. He has written and supported numerous U.S. and international regulatory submissions, and represented his client companies at meetings with U.S. and European regulatory authorities and advisory panels. His biomedical research has resulted in more than 20 clinical and scientific publications. Dr. Kozikowski studied finance at The Harvard University Graduate School of Business Administration, and regulatory law at the Food and Drug Law Institute in Washington, D.C. He was Principal Investigator at The Massachusetts General Hospital of a NIH SBIR grant, and he holds active medical licensure in medicine and surgery. He was a Tau Beta Pi National Engineering Fellow and graduate of The Johns Hopkins University School of Medicine (1990), where he was awarded NIH, USPHS, and other grants for new medical products. He graduated summa cum laude from Villanova University (1984), where he completed undergraduate and graduate coursework in electrical engineering and physics, received national awards for biomedical innovation, and was named the nation's top biomedical engineering undergraduate by the Alliance for Engineering in Medicine and Biology.

      B.    Compensation

      The Corporation changed its financial year-end from April 30 to December 31 effective December 31, 2003. For reference purposes, the most recently completed financial reporting period covering the eight months ended December 31, 2003 will be referred to as the "Fiscal Period ended December 31, 2003" or the "Fiscal Transition 2003".

Compensation of Named Executive Officers

The following table sets forth all compensation paid for the Fiscal Transition 2003 and the financial years ended April 30, 2003 and April 30, 2002, in respect of the individuals who were, as at December 31, 2003, the Chief Executive Officer and the four most highly compensated executive officers of the Company who earned salary and bonus of more than Cdn$100,000 (the "Named Executive Officers"). The Company had five (5) Named Executive Officers whose total annual salary and bonus exceeded Cdn$100,000 for the financial year ended December 31, 2003.

-------------------------------------------------------------------------------------------------------------------------
                                                                                             Long Term
                                                                                            Compensation      All Other
                                              Annual Compensation                              Awards        Compensation
-------------------------------------------------------------------------------------------------------------------------
                                                                                             Securities
                                                                            Other Annual       Under
                                                 Salary       Cash Bonus    Compensation      Options
Name and Principal Position         Year          Cdn$           Cdn$          Cdn$(1)        Granted #          Cdn$
---------------------------        ------        -------      ----------    ------------     -----------      ----------
Micheline Bouchard                Dec. 2003      212,500            --(2)        --            100,000             --
President & Chief                 Apr. 2003      212,500            --           --            275,000         51,250(3)
Executive Officer                 Apr. 2002           --            --           --                 --             --
-------------------------------------------------------------------------------------------------------------------------
Jacques Bedard                    Dec. 2003      125,865            --(4)        --                 --             --
Senior Vice President,            Apr. 2003      192,366        52,500           --             30,000             --
Finance & Administration          Apr. 2002      168,508        24,000           --             20,000
and Chief Financial Officer
-------------------------------------------------------------------------------------------------------------------------
Richard Boudreault                Dec. 2003      125,865(5)         --           --                 --             --
Vice President,                   Apr. 2003      192,250        68,000           --             30,000             --
Corporate Strategy and            Apr. 2002       77,633        40,000           --             20,000         87,150(6)
Chief Technology Officer
-------------------------------------------------------------------------------------------------------------------------
Pierre Couture                    Dec. 2003       43,275(7)         --           --              8,000         12,000(8)
Vice President,                   Apr. 2003           --            --           --                 --             --
Sales and Marketing               Apr. 2002           --            --           --                 --             --
-------------------------------------------------------------------------------------------------------------------------
Sebastien Gignac                  Dec. 2003       94,915            --(9)        --                 --             --
Vice President,                   Apr. 2003      126,411        54,500           --             20,000             --
Corporate Affairs,                Apr. 2002      109,954         7,442           --              5,000             --
Secretary & General Counsel
-------------------------------------------------------------------------------------------------------------------------

(1) Perquisites and other benefits do not exceed the lesser of Cdn$50,000 and 10% of the total annual salary for the Named Executive Officers.

(2) Based on her annual performance, the Board of Directors has determined that Ms. Bouchard was entitled to a total cash bonus for the Fiscal Period ended December 31, 2003 of Cdn$123,094; however in consideration for renouncing in its entirety the cash bonus to which she was otherwise entitled, Ms. Bouchard was granted, effective January 27, 2004, options to purchase 147,713 Common Shares at an exercise price of Cdn$3.23 which can be exercised immediately without being subject to any vesting period.

(3) Represents consulting fees paid to Ms. Bouchard prior to becoming President and Chief Executive Officer.

(4) Based on his annual performance, the Board of Directors has determined that Mr. Bedard was entitled to a total cash bonus for the Fiscal Period ended December 31, 2003 of Cdn$47,500; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Bedard was granted, effective January 27, 2004, options to purchase 57,000 Common Shares at an exercise price of Cdn$3.23 which can be exercised immediately without being subject to any vesting period.

(5) Mr. Boudreault's employment ended on December 5, 2003. He worked for a total of 7 months during Fiscal Transition 2003. Had Mr. Boudreault worked during the full Fiscal Transition 2003, he would have a received a total salary of Cdn$125,865.

(6)   Represents consulting fees paid to the Named Executive Officer.

(7) Mr. Couture's employment began on September 8, 2003. He worked for a total of 4 months during Fiscal Transition 2003. Had Mr. Couture worked during the full Fiscal Transition 2003, he would have a received a total salary of Cdn$98,090.

(8) Represents incentive compensation paid to Mr. Couture to join the Corporation.

(9) Based on his annual performance, the Board of Directors has determined that Mr. Gignac was entitled to a total cash bonus for the Fiscal Period ended December 31, 2003 of Cdn$28,463; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Gignac was granted, effective January 27, 2004, options to purchase 34,156 Common Shares at an exercise price of Cdn$3.23 which can be exercised immediately without being subject to any vesting period.

Option Grants During the Fiscal Transition 2003 to Named Executive Officers

The following table sets forth the options granted under the Corporation's stock option plan to the Corporation's Named Executive Officers (including the Chief Executive Officer) during the Fiscal Transition 2003.

                                              % of Total     Market Price at
                              Number of     Options Granted      Closing
                            Common Shares   under the Plan   on Day Prior to
                            under Options       in the           Date of
         Name                  Granted      Fiscal Period         Grant       Exercise Price      Expiration Date
         ----                  -------      -------------         -----       --------------      ---------------
                                                                (Cdn$ per       (Cdn$ per
                                                              Common Share)     Share)(1)
Micheline Bouchard ......       100,000          68.3%            $3.08           $3.51         September 10, 2013
Jacques Bedard ..........            --            --                --              --                         --
Richard Boudreault ......            --            --                --              --                         --
Pierre Couture ..........         8,000           5.5%            $3.08           $3.51         September 10, 2013
Sebastien Gignac ........            --            --                --              --                         --

(1) The amounts set forth in this column are determined by the Board of Directors based on the public market value of the Common Shares as indicated at the close of business on the trading day immediately preceding the date of grant.

Aggregated Options Exercised and Option Values

The following table sets forth the options exercised by the Corporation's Named Executive Officers (including the Chief Executive Officer) during the Fiscal Transition 2003.

                                                                                    Value of Unexercised
                                                                Unexercised        in-the-money Options at
                                                                Options at           December 31, 2003
                         Common Shares                       December 31, 2003             (Cdn$)
                           Acquired      Aggregate Value     (#) Exercisable /         Exercisable /
         Name             on Exercise       Realized          Unexercisable(1)        Unexercisable(2)

Micheline Bouchard......       --               --             91,667/283,333        $106,334/$212,666
Jacques Bedard..........       --               --             114,334/26,666           $40,300/$9,800
Richard Boudreault......       --               --              35,334/26,666            $4,900/$9,800
Pierre Couture..........       --               --                  Nil/8,000                  Nil/Nil
Sebastien Gignac........       --               --              38,001/14,999            $3,267/$6,533

(1) Options granted under the Corporation's stock option plan generally vest in three equal installments over three years from the effective date of grant.

(2) Market value of underlying Common Shares at December 31, 2003 minus the exercise price. The market value of the Common Shares at December 31, 2003 was Cdn$2.88 per Common Share.

Long Term Incentive Plans

Other than its stock option plan, the Corporation does not have any plans which provide compensation intended to serve as an incentive to Named Executive Officers for performance to occur over a period greater than one financial year.

Employment Agreement

On August 16, 2002, the President and Chief Executive Officer, Micheline Bouchard, and the Corporation entered into an agreement outlining the terms and conditions of Ms. Bouchard's employment for the period from September 3, 2002 to September 2, 2005. Under this agreement, Ms. Bouchard's annual salary is established at Cdn$325,000 and Ms. Bouchard was granted, effective August 16, 2002, options to purchase 275,000 Common Shares at an exercise price based on the weighted average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. Ms. Bouchard is also entitled, on each of the first and second anniversary date of the beginning of her employment with the Corporation, to receive additional options to purchase 100,000 Common Shares. Consequently, Ms. Bouchard was granted, effective September 10, 2003, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. The agreement includes specific provisions regarding Ms. Bouchard's non-solicitation and non-competition obligations, as well as the protection of the Corporation's interests, such as intellectual property and confidential information. Ms. Bouchard's employment agreement provides for an annual cash bonus based on the achievement of business goals and overall Corporation performance. This agreement also sets out Ms. Bouchard's entitlement under the Corporation's incentive program and other customary perquisites.

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

Compensation of Directors

During the financial year ended December 31, 2003, directors were compensated for their participation on the Corporation's Board of Directors in part in cash and in part in options granted under the Corporation's stock option plan. A total of 20,000 options were granted to each director upon their original appointment to the Board. An additional 10,000 options were granted to the Chairman of the Board upon his original appointment. Other than being compensated in options, directors received a fee for each Board and committee meeting they attended during the financial year ended December 31, 2003. The Corporation's fee structure for participation on the Board of Directors is as follows: with the exception of the Chairman of the Board who receives a higher annual retainer fee, each director receives an annual retainer fee of Cdn$5,000, as well as a fee of Cdn$1,000 per meeting of the Board attended in person and Cdn$500 per phone meeting. The Corporation's fee structure for participation on the committees of the Board of Directors is as follows: each member receives an additional annual retainer fee of Cdn$2,500, as well as a fee of Cdn$1,000 per meeting of any committee attended in person, and Cdn$500 per phone meeting. In addition to the fees payable for attending the meeting of the Board and its committees, the Chairman of the Board is paid an annual retainer fee of Cdn$25,000. Directors who are employees or executive officers of the Corporation do not receive any additional compensation for their services as directors of the Corporation. Reasonable expenses incurred by directors in connection with attendance at meetings, including out-of-pocket travel, lodging and related expenses, are also reimbursed. The Corporation has no further arrangements, standard or otherwise, pursuant to which directors were compensated by the Corporation for their services in their capacity as directors during the financial year ended December 31, 2003.

Indebtedness of Directors, Executive Officers and Employees

None of the directors, executive officers or employees of the Company was indebted to the Company during the financial year ended December 31, 2003.

Insurance and Indemnification of Directors and Officers

The Company maintains a directors' and officers' liability insurance policy for Cdn$10 million to insure directors and officers for losses as a result of claims against any of them in their capacity as directors and officers. The current total annual premium of Cdn$61,873 is paid by the Company. This policy has a corporate deductible of Cdn$25,000, per loss.

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

The following table sets out the options to acquire Common Shares held by the executive officers as a group, by directors who are not executive officers, by all employees of the Company who are not executive officers and by any other person, which were outstanding as at December 31, 2003.

                                                                 Exercise Price
                                                      Number    (Cdn $ per Share)      Expiry Dates
                                                      ------    -----------------      ------------
Options held by 5 executive officers as a group       607,000     $ 1.70 - 7.50       August 20, 2006
                                                                                    -September 10, 2013

Options held by 5 directors who are not executive     310,000     $ 1.91 - 7.50       August 29, 2007 -
officers as a group                                                                   February 9, 2013

Options held by 32 employees                          139,200     $ 1.76 - 7.50       August 29, 2007
                                                                                     -November 12, 2013

Options held by others(1)                             102,000     $ 1.76 - 7.50     February 16, 2010 -
                                                                                        May 13, 2013
--------------------------------------------------------------------------------------------------------

(1) Dre Nathalie Duchesne, Pierre Dutheil, Toby Gilsig, William J. Webb, Ronald Lane Goode, Brian Levitt, Colin Mallet, Jean Marsac and Gerard Taillon.

      C.    Board Practices

The mandate of the Board of Directors (the "Board of Directors" or the "Board") is to assume responsibility for the stewardship of the Company, to oversee the conduct of the business and affairs of the Company and to supervise the executive management of the Corporation which is responsible for the conduct of the business. The Board assumes special responsibility for the following matters, either directly or through one of its committees: (a) the adoption of a strategic planning process for the Company; (b) the identification of the principal risks associated with the Company's activities and the implementation of appropriate systems to manage these risks; (c) the appointment, training, evaluation and supervision of senior management as well as succession planning;
(d) a communications policy with shareholders and the public at large; and (e) the integrity of the Company's internal controls and management information systems.

While management is responsible for the development of long-term corporate strategy, the Board ensures that a strategic planning process is in place, reviews and approves the strategy, and monitors management's success in implementing the strategy and the corporate objectives which the Chief Executive Officer is responsible for attaining. The Board also discharges its supervisory role by reviewing and adopting an annual business plan, an operating and capital budget, as well as the consolidated financial statements of the Company. The Board looks to management to be responsible for the day-to-day operations of the Company and the efficient management of the business of the within the strategic framework approved by the Board. The Board approves any material agreements and any action leading to a material change in the nature of the business of the Company and any other significant matters affecting the Company which are outside of its ordinary course of business. The Board also approves banking relationships and key borrowing and financing decisions.

The Audit & Environment Committee

The Audit & Environment Committee (the "Audit Committee") is responsible for overseeing the Company's internal control and management reporting systems, as well as identifying the principal risks of the Company's business and ensuring that the systems are in place to identify, monitor and manage these risks. The responsibilities of the Audit Committee include the review of annual and interim financial statements as well as the management discussion and analysis section to be included in the Annual Report. The Audit Committee also reviews with management and with the external auditors the Company's financial reporting procedures in connection with the annual audit and the preparation of the financial statements. The Audit Committee recommends to the Board the appointment and remuneration of the external auditors. The Audit Committee is composed of three (3) outside directors, all of whom are unrelated. The Audit Committee has direct communications channels with the external auditors to discuss and review specific issues as appropriate. The Audit Committee also has oversight responsibility of internal control and management information systems.

The Corporate Governance, Human Resources & Compensation Committee

The principal mandate of the Corporate Governance, Human Resources & Compensation Committee (the "Corporate Governance Committee") is to determine, develop and monitor the approach to corporate governance issues, including the Company's response to applicable guidelines on corporate governance; to establish procedures for the identification of new nominees to the Board; to develop and implement orientation procedures for new directors; and to assess the effectiveness of the Board and its committees. The Corporate Governance Committee has the responsibility to annually review the composition of the Board and to assess the skills, the personal qualities, the business experience, and the diversity within the Board members. The criteria for the selection of the directors include the experience of the candidates in the clinical and medical field or the information technology sector, as well as the ability to negotiate with large companies and give advice on the marketing and medical devices. The Corporate Governance Committee has also been given the responsibility for succession planning of executive positions and to review and make recommendations to the Board of Directors concerning the President and Chief Executive Officer's performance and compensation and, taking into consideration the President and Chief Executive Officer's recommendations, for reviewing the performance and compensation of those executive officers and senior managers that report directly to the President and Chief Executive Officer. The Corporate Governance Committee also reviews and makes recommendations to the Board of Directors on the adequacy and form of compensation to be paid to directors and ensures that this compensation realistically reflects the responsibilities and risk involved in being an effective director. The Corporate Governance Committee specifically assesses the performance of the President and Chief Executive Officer and determines her compensation based on the attainment of objectives set by the Board of Directors that are consistent with the Company's strategic plan. The Corporate Governance Committee also determines the options to be granted to eligible persons under the stock option plan. The Corporate Governance Committee is composed of three (3) outside directors, all of whom are unrelated.

Shareholder Communications

The Board assumes responsibility, through the Disclosure Policy Committee, for the Corporation's communications' policy with shareholders and the public at large. In addition to its required public filings, the Company regularly communicates with its shareholders and the investment community by use of its quarterly reports, annual report and press releases. All communications from shareholders are referred to the appropriate corporate officer for consideration and response. Management promptly brings to the attention of the Board of Directors of the Company any significant issues raised by shareholders. Furthermore, the question period reserved for shareholders at the end of each annual meeting is intended to allow shareholders to ask questions or address their comments directly to the President and Chief Executive Officer.

      D.    Employees

As of May 31, 2004, the Company employed 68 persons including 47 working in research, development and engineering activities. Of these 68 employees, 24 hold a Ph.D., M.Sc., M.B.A. and/or other Master's degree. The Company maintains affiliations with research centres including MGH and INO.

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

      E.    Share ownership

As of May 31, 2004, none of the executive officers and directors of the Company owned individually an amount of Common Shares equal to or greater than 1% of the outstanding ordinary shares.

For the information concerning options granted to employees and officers see Item B.- "Compensation - Stock Option" above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      A.    Major shareholders

As of May 31, 2004, there were 42,664,523 issued and outstanding Common Shares. To the knowledge of the Company's directors and executive officers, the following table sets forth the names of the shareholders owning on record or beneficially, directly or indirectly, more than 5% of the Common Shares of the Company as at May 31, 2004, as well as the total amount of voting securities owned by the directors and officers as a group:

                                                                 Number of     Percentage of Class
      Identity of Person or Group             Title of Class    Shares held    as of May 31, 2004
      ---------------------------             --------------    -----------    ------------------
      Capital Technologies CDPQ Inc.              Common         2,678,572             6.28%
      (formerly Sofinov, Societe Financiere
      d'Innovation Inc.)

      General Electric Company                    Common         2,586,392             6.06%

      OppenheimerFunds, Inc.                      Common         4,553,152            10.67%
      through Oppenheimer International
      Growth Funds, Massmutual
      International Equity Fund and another
      related fund)

      Directors and Officers as a group           Common           167,000             0.39%

To the knowledge of the Company's directors and executive officers, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of May 31, 2004, 6,505,535 Common Shares of the Company were held by 23 registered holders with United States addresses, representing 15.25% of our outstanding Common Shares.

      B.    Related party transactions

During the fiscal year ended April 30, 2002, the Company acquired exclusive worldwide patents from a member of its Scientific Advisory Board for an amount of $60,000.

In the normal course of business, the Company carried out the following transactions with certain directors and companies related to these directors:

                              Eight-month            Twelve-month           Twelve-month
                              fiscal period ended    fiscal year ended      fiscal year ended
                              December 31, 2003      April 30, 2003         April 30, 2002
                              ------------------     --------------         --------------
Professional fees                      --            $    58,046            $   142,483

Share issue expenses and
capital transaction costs              --                     --            $   944,077
                              -----------            -----------            -----------
                              $        --            $    58,046            $ 1,086,560
                              ===========            ===========            ===========

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

Indebtedness of Directors, Executive Officers and Employees

None of the directors, executive officers or employees of the Company was indebted to the Company during the fiscal period ended December 31, 2003.

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

      B.    Significant Changes

Since January 2004, the Company operates in two sectors for financial reporting purposes; the medical and the pharmaceutical. The medical sector includes the research, design, development and marketing of SoftScan(R) time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix(TM) system.

ITEM 9. THE OFFER AND LISTING

      A.    Offer and listing details

ART's Common Shares have been listed on the TSE on June 29, 2000. The Common Shares are not listed on any other stock exchange and have not been publicly traded outside Canada.

The table below sets forth for the periods indicated (i) the high and low reported prices of the Common Shares on the TSE (in Canadian dollars).

(i)   Annual high and low market prices for the last fiscal period:

                                                         Common Shares (in Cdn$)
                                                         -----------------------
                                                         High               Low
                                                         -----------------------
      Fiscal Period                                               (TSE)
      2003 (From May 1st, 2003 to
      December 31, 2003)                                 $4.23             $1.55
                                                         -----------------------

(ii) High and low market prices for each full financial quarter for the most recent fiscal period:

                                                         Common Shares (in Cdn$)
                                                         -----------------------
                                                         High               Low
                                                         -----------------------
                                                                  (TSE)

                                                                            2003
      First Quarter
      (From May 1st, 2003 to July 31, 2003)              $3.45             $1.55

      Second Quarter
      (Ended October 31, 2003)                           $4.23             $2.41

      Third Quarter - 2 months
      (Ended December 31, 2003)                          $3.99             $2.76

(iii) High and low market prices each month for the most recent six months:

                                                         Common Shares (in Cdn$)
                                                         -----------------------
                                                         High               Low
                                                         -----------------------
                                                                  (TSE)
      Month
      December 2003                                      $3.40             $2.76
      January 2004                                       $3.70             $2.70
      February 2004                                      $3.03             $2.16
      March 2004                                         $2.72             $1.95
      April 2004                                         $2.70             $2.25
      May 2004                                           $2.49             $1.98

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

On October 22, 2002, ART and GE Medical Systems, a unit of General Electric Company, signed a multi-year agreement in which GE Medical Systems (now known as GE Healthcare) will help market, manufacture and distribute ART's Softscan(R) breast imaging system. Under the SoftScan(R) Commercial Alliance Agreement, GE Healthcare will manufacture and distribute globally SoftScan(R) as of the full-production phase (the phase following the clinical and pre-production phases). Prior to the full-production phase, ART will manufacture the SoftScan(R) device. During the pre-production phase, GE Healthcare' specialists will receive SoftScan(R) specific training in order to prepare for commercialization, with a focus on using GE Healthcare' distribution channels. Under the Research and Development Alliance Agreement, GE Healthcare and ART will jointly collaborate on research and development projects in the field of optical molecular imaging.

On August 14, 2003, ART and GE Medical Systems (now known as GE Healthcare) signed an exclusive worldwide distribution agreement under which GE Healthcare will distribute ART's pre-clinical molecular imaging device (the "eXplore Optix(TM) Distribution Agreement"). Under the eXplore Optix(TM) Distribution Agreement, GE Healthcare purchases eXplore Optix(TM) units from ART, and is also responsible for sales, distribution, training, marketing and after-sales service. ART retains manufacturing and sourcing for all eXplore Optix(TM) units sold through GE Healthcare, and all rights to the technology and intellectual property.

      D.    Exchange controls

Not applicable.

      E.    Taxation

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to a person (a "U.S. Holder") who holds Common Shares and who at all times while the U.S. Holder holds such Common Shares, for purposes of the Canadian Tax Act and the Canada-United States Income Tax Convention (1980) (the "Tax Treaty"): (i) has not been and will not be resident, or deemed to be resident in Canada and is a resident of the United States, (ii) deals at arm's length with the Company (for the purposes of the Canadian Tax Act), and is not affiliated (within the meaning of the Canadian Tax Act) with the Company, (iii) holds the Common Shares as capital property, and (iv) does not have a "permanent establishment" or "fixed base" in Canada (as defined in the Tax Treaty), (v) does not own (and is not treated as owning) 10% or more of the outstanding voting shares of the Company, and (vi) does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada at any time. This summary does not apply to a person that carries on an insurance business in Canada and elsewhere.

This summary is based upon the Tax Treaty, the current provisions of the Canadian Tax Act, the regulations thereunder (the "Canadian Regulations"), all specific proposals to amend the Canadian Tax Act and the Canadian Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposals") and the Company's understanding of the administrative and assessing policies of the Canada Revenue Agency. The summary is not exhaustive of all potential Canadian Tax consequences to a U.S. Holder and, except for the Proposals, does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action nor does it take into account the tax laws of the various provinces or territories of Canada or foreign jurisditions. It is intended to be a general description of the Canadian federal income tax considerations and does not take into account the individual circumstances of any particular shareholder.

This summary is of a general nature only and U.S. Holders should consult their own tax advisors with respect to the income tax consequences to their holding and disposing of Common Shares having regard to their particular circumstances.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited on Common Shares owned by a U.S. Holder will be subject to Canadian withholding tax under the Canadian Tax Act at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the Tax Treaty to 15% where the U.S. Holder is the beneficial owner of such dividends. Under the Tax Treaty, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident, and exempt from tax, in the United States and that have complied with certain administrative procedures are exempt from this Canadian withholding tax.

Disposition of Common Shares

Gains realized by a U.S. Holder on a disposition or deemed disposition of Common Shares will not be subject to tax under the Canadian Tax Act unless the Common Shares constitute "taxable Canadian property" (within the meaning of the Canadian Tax Act) to a U.S. Holder at the time of the disposition or deemed disposition. Generally, a Common Share will not be taxable Canadian property to a U.S. Holder if, at the time of the disposition, the Common Shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange on which the Common Shares are presently listed), and the U.S. Holder, persons with whom the U.S. Holder does not deal at arm's length for the purposes of the Canadian Tax Act, or the U.S. Holder together with such persons, has not owned (taking into account any interest in or option in respect of such shares) 25% or more of the shares of any class or series of the Company at any time during the sixty month period that immediately precedes the disposition or deemed disposition of the Common Share.

A holder's Common Shares may be deemed to be taxable Canadian property in certain circumstances. A deemed disposition of Common Shares will arise on the death of a U.S. Holder. Furthermore, a disposition or deemed disposition by a U.S. Holder of Common Shares that are taxable Canadian property of the U.S. Holder are generally not subject to tax in Canada under the Tax Treaty provided that the value of such shares is not derived principally from real property situated in Canada.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's board of directors has determined that the Company has at least one audit committee financial expert and that Mr. Raymond Cyr is the "audit committee financial expert" of the Company serving on the audit committee of the board of directors. Mr. Cyr is independent of Management.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a Code of Ethics for its principal executive and financial officers, because the laws of Canada -the Corporation's home country-do not require it to adopt one.

ITEM 16C. PRINCIPAL ACCOUNTANT

The Audit Committee establishes the independent auditors' compensation, determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act. For the eight-month fiscal period ended December 31, 2003 and the twelve-month fiscal year ended April 30, 2003, the aggregate fees billed by Raymond Chabot Grant Thornton General Partnership are as follows:

                                                 Dec. 31, 2003    April 30, 2003
                                                     (US $)           (US $)
                                                 -------------    --------------
Audit Fees(1)                                      $  43,944        $  32,679
Audit-related Fees(2)                                    Nil           11,673
Tax Fees(3)                                              Nil            5,080
All Other Fees                                           Nil              Nil
                                                   ---------        ---------
Total                                              $  43,944        $  49,432

----------
(1) Audit Fees consist of fees billed for the annual audit of the Company's consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC and the Quebec Autorite des Marches Financiers.

(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include mainly consultations concerning financial accounting and reporting standards.

(3) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17. Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Our consolidated financial statements are stated in U.S. dollars and are prepared in accordance with Canadian GAAP. See note 18 to the consolidated financial statements for a reconciliation to U.S. GAAP.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

      A.    Consolidated Financial Statements

Auditors' Report for the fiscal period ended December 31, 2003 and each of the years in the two-year period ended April 30, 2003

Consolidated Balance Sheets as at December 31, 2003 and April 30, 2003

Consolidated Operations and Deficit for the fiscal period ended December 31, 2003 and for the fiscal years ended April 30, 2003, 2002.

Consolidated Cash Flows for the fiscal period ended December 31, 2003 and for the fiscal years ended April 30, 2003, 2002.

Notes to Consolidated Financial Statements.

      B.    Exhibits

                Incorporate
Exhibit No.     By Ref. To      Description of Exhibit
-----------     ----------      ----------------------
    1.1         1.1@            Certificate of Incorporation of the Company, as
                                amended.

    1.2         1.2@            By-laws of the Company.

    1.3         1.3@            English version of Amendment to Certificate of
                                Incorporation (for the Recapitalization).

    3.1         3.1@            Shareholders Agreements.

    4.1         3.2@            Agreements with National Optics Institute.

    4.2         3.3@            Quebec Real Property Lease.

    4.3         3.4@            Patent Portfolio License (+)

    4.4         3.5@@           Asset Purchase Agreement

    4.5         *               SoftScan(R) Commercial Alliance Agreement (+)

    4.6         *               eXplore Optix(TM) Distribution Agreement (+ +)

   12.1*                        CEO Certification pursuant to Rule 13A-14(a)

   12.2*                        CFO Certification pursuant to Rule 13A-14(a)

   13.1*                        CEO Certification pursuant to Section 1350

   13.2*                        CFO Certification pursuant to Section 1350

----------
@     Incorporated by reference to the Company's Registration Statement on Form
      20-F.

(+) The Registrant has applied for Confidential Treatment for a portion of this document.

@@ Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended April 30, 2002.

(++) The Registrant is applying for Confidential Treatment for a portion of this document.

*     Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Transition Report to be signed on its behalf by the undersigned, thereto duly authorized.

                                          ART ADVANCED RESEARCH
                                          TECHNOLOGIES INC.

Date: June 28, 2004                  By:  (s) Micheline Bouchard
                                          --------------------------------------
                                          Micheline Bouchard
                                          President and Chief Executive Officer

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

Time resolved imaging             An imaging technology which uses a near
(time domain)                     infrared laser to produce high peak energy
                                  pulses of very short duration and very high repetition rate and a detector to monitor signal strength over time.

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

                            ART Advanced Research
                              Technologies Inc.

                      Consolidated Financial Statements
                    for the eight-month fiscal year ended
                              December 31, 2003

          Auditors' Report                                       2

          Comments by Auditors on Canada-United
          States of America Reporting Difference                 3

          Financial Statements
             Consolidated Balance Sheets                         4
             Consolidated Operations and Deficit                 5
             Consolidated Cash Flows                             6
             Notes to Consolidated Financial
             Statements                                    7 to 28

Auditors' Report

To the Shareholders of
ART Advanced Research Technologies Inc.

We have audited the consolidated balance sheets of ART Advanced Research Technologies Inc. as at December 31, 2003 and April 30, 2003 and the consolidated statements of operations and deficit and cash flows for the eight-month fiscal year ended December 31, 2003 and the twelve-month fiscal years ended April 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and April 30, 2003 and the results of its operations and its cash flows for the eight-month fiscal year ended December 31, 2003 and the twelve-month fiscal years ended April 30, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

/s/ Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Montreal, Canada
February 6, 2004, except as to Note 19 which is as of March 10, 2004

Comments by Auditors on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the shareholders dated February 6, 2004, except as to Note 19 which is as of March 10, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/s/ Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Montreal, Canada
February 6, 2004

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(In U.S. dollars)

                                                                        December 31,        April 30,
                                                                                2003             2003
                                                                        ------------     ------------
ASSETS
Current assets
     Cash                                                               $  4,200,128     $    830,005
     Term deposit, 2.65%, maturing in April 2004 (Note 16)                   231,392          209,293
     Commercial papers, 1.01% to 2.90%, maturing from June to August
     2003                                                                         --        3,647,515
     Commercial papers, 2.70% to 2.80%, maturing from April to June
     2004                                                                  4,993,040               --
     Accounts receivable (Note 4)                                            801,649          124,910
     Investment tax credit receivable                                      1,158,682          906,215
     Inventories                                                             336,042               --
     Prepaid expenses                                                        167,813          241,239
                                                                        ------------     ------------
                                                                          11,888,746        5,959,177
                                                                        ------------     ------------

Property and equipment (Note 5)                                              478,218          386,121
                                                                        ------------     ------------
Other assets
     Restricted cash (Note 10)                                                    --          555,697
     Deposit                                                                  15,648            4,507
     Patents (Note 3)                                                      1,322,184        1,126,628
                                                                        ------------     ------------
                                                                           1,337,832        1,686,832
                                                                        ------------     ------------
                                                                        $ 13,704,796     $  8,032,130
                                                                        ============     ============
LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities (Note 7)                  $  2,292,404     $  1,819,231
                                                                        ------------     ------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 8)                        67,870,684       56,265,536
Contributed surplus (Note 9)                                                  18,206               --
Deficit                                                                  (56,753,062)     (49,561,034)
Cumulative translation adjustments                                           276,564         (491,603)
                                                                        ------------     ------------
                                                                          11,412,392        6,212,899
                                                                        ------------     ------------
                                                                        $ 13,704,796     $  8,032,130
                                                                        ============     ============

Commitments and contingency (Notes 15 and 16)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

       Benoit La Salle (signed)                  Raymond Cyr (signed)
       -------------------------------           -------------------------------
       Director                                  Director

ART Advanced Research Technologies Inc.
Consolidated Operations and Deficit
(In U.S. dollars)

                                                                               Twelve-month       Twelve-month
                                                                                fiscal year        fiscal year
                                                        Eight-month fiscal            ended              ended
                                                                year ended   April 30, 2003     April 30, 2002
                                                         December 31, 2003        (Note 10)          (Note 10)
                                                        ------------------   --------------     --------------
Sales                                                       $    681,875       $         --       $         --
Cost of sales                                                    377,744                 --                 --
                                                            ------------       ------------       ------------
Gross margin                                                     304,131                 --                 --
                                                            ------------       ------------       ------------
Operating expenses
     Research and development (Note 12)                        3,491,641          5,734,470          6,284,211
     Selling, general and administrative                       2,239,324          2,885,065          3,215,654
     Amortization                                                136,643            138,173            201,328
                                                            ------------       ------------       ------------
                                                               5,867,608          8,757,708          9,701,193
                                                            ------------       ------------       ------------
Operating loss                                                 5,563,477          8,757,708          9,701,193
Interest expense                                                      --                393              3,278
Interest income                                                  (63,384)           (99,674)          (183,826)
Foreign exchange loss (gain)                                     331,932            219,065           (175,162)
Other expenses (Note 8)                                               --          1,467,621                 --
                                                            ------------       ------------       ------------
Loss from continuing operations before income
taxes                                                          5,832,025         10,345,113          9,345,483
Current income taxes recovered (Note 13)                              --         (1,318,668)                --
                                                            ------------       ------------       ------------
Loss from continuing operations                                5,832,025          9,026,445          9,345,483
Loss (profit) from discontinued operations (Note 10)                  --         (2,479,841)         1,536,017
                                                            ------------       ------------       ------------
Net loss                                                       5,832,025          6,546,604         10,881,500
Deficit, beginning of year                                    49,561,034         42,309,220         30,405,058
Share and share purchase warrant issue expenses                1,360,003            705,210          1,022,662
                                                            ------------       ------------       ------------
Deficit, end of year                                        $ 56,753,062       $ 49,561,034       $ 42,309,220
                                                            ============       ============       ============

Basic and diluted loss per share from continuing
operations                                                  $       0.20       $       0.38       $       0.46
                                                            ============       ============       ============

Basic and diluted loss (earnings) per share from
discontinued operations                                     $         --       $      (0.10)      $       0.08
                                                            ============       ============       ============

Basic and diluted net loss per share (Note 3)               $       0.20       $       0.28       $       0.54
                                                            ============       ============       ============

Basic and diluted weighted average number of
common shares outstanding                                     29,456,248         23,493,351         20,161,734
                                                            ============       ============       ============


The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(In U.S. dollars)

                                                                             Twelve-month       Twelve-month
                                                                              fiscal year        fiscal year
                                                     Eight-month fiscal             ended              ended
                                                             year ended    April 30, 2003     April 30, 2002
                                                      December 31, 2003         (Note 10)          (Note 10)
                                                     ------------------    --------------     --------------
OPERATING ACTIVITIES
Net loss                                                 $ (5,832,025)      $ (6,546,604)      $(10,881,500)
Non-cash items
     Amortization expense                                     136,643            138,173            201,328
     Directors and employees stock options (Note 9)            18,206                 --                 --
     Other expenses (Note 8)                                       --            717,621                 --
     Extension of share purchase warrants (Note 8)                 --                 --             60,000
Decrease (increase) in current assets
     Accounts receivable                                     (635,388)            61,298            260,632
     Investment tax credit receivable                        (150,125)          (563,018)           401,563
     Inventories                                             (321,780)                --                 --
     Prepaid expenses                                          94,701           (175,242)            81,826
Increase (decrease) in current liabilities
     Accounts payable and accrued liabilities                 269,149            164,623           (639,556)
                                                         ------------       ------------       ------------
Cash flows from continuing operating activities            (6,420,619)        (6,203,149)       (10,515,707)
Cash flows from discontinued activities                            --         (4,330,520)          (377,582)
                                                         ------------       ------------       ------------
Cash flows from operating activities                       (6,420,619)       (10,533,669)       (10,893,289)
                                                         ------------       ------------       ------------
INVESTING ACTIVITIES
Decrease (increase) of short-term investments                (919,619)        (1,130,730)         3,419,294
Increase in property and equipment                           (166,078)           (53,408)           (52,441)
Decrease (increase) in other assets                           485,033           (647,768)          (219,890)
                                                         ------------       ------------       ------------
Cash flows from continuing investing activities              (600,664)        (1,831,906)         3,146,963
Cash flows from discontinued activities (Note 10)                  --          5,500,000            (64,175)
                                                         ------------       ------------       ------------
Cash flows from investing activities                         (600,664)         3,668,094          3,082,788
                                                         ------------       ------------       ------------
FINANCING ACTIVITIES
Decrease in deferred charges                                       --                 --             29,358
Share and share purchase warrant issue                     11,605,148          7,502,855          9,533,417
Share and share purchase warrant issue expenses            (1,360,003)          (705,210)        (1,022,662)
                                                         ------------       ------------       ------------
Cash flows from financing activities                       10,245,145          6,797,645          8,540,113
Effect of foreign currency translation adjustments            146,261            200,666           (287,155)
                                                         ------------       ------------       ------------
                                                           10,391,406          6,998,311          8,252,958
                                                         ------------       ------------       ------------
Net increase in cash and cash equivalents                   3,370,123            132,736            442,457
Cash and cash equivalents, beginning of year                  830,005            697,269            254,812
                                                         ------------       ------------       ------------
Cash and cash equivalents, end of year                   $  4,200,128       $    830,005       $    697,269
                                                         ============       ============       ============

CASH AND CASH EQUIVALENTS
Cash                                                     $  4,200,128       $    830,005       $    681,354
Commercial paper                                                   --                 --             15,915
                                                         ------------       ------------       ------------
                                                         $  4,200,128       $    830,005       $    697,269
                                                         ============       ============       ============

Supplemental disclosure of cash flow information
Interest paid                                            $         --       $       (393)      $     (3,278)
Interest received                                              47,753             90,366            183,826

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND CHANGE IN FISCAL YEAR-END

The Company, incorporated under the Canada Business Corporations Act, is involved in the research, design, development and marketing of optical molecular imaging systems for the medical and pharmaceutical sectors. The Company's shares have been listed on the Toronto Stock Exchange since June 29, 2000.

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

The Company has changed its fiscal year-end from April 30 to December 31. Accordingly, the current financial statements are for a period of eight months. During the year ended April 30, 2003, the Company had no commercial operations.

2 - CHANGES IN ACCOUNTING POLICIES

On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines in particular recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair value based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. From May 1, 2002 to April 30, 2003 the Company has adopted the latter alternative treatment.

In September 2003, the transitional provisions of CICA Handbook Section 3870 have been revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004. During the eight-month fiscal year ended December 31, 2003, effective as of the beginning of the fiscal year, the Company has chosen to record an expense for the stock options granted to employees using the fair value method. The effect of the adoption of the recommendations has resulted in a charge of $18,206 in the consolidated statement of operations and deficit for the eight-month fiscal year ended December 31, 2003.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

2 - CHANGES IN ACCOUNTING POLICIES (Continued)

The Company has examined the scope of the CICA Accounting Guideline AcG-14, Disclosure of Guarantees, that was issued during the eight-month fiscal year ended December 31, 2003. As the Company does not issue guarantees contemplated by the Guideline, the implementation of this new guideline had no impact on the financial statements.

On May 1, 2002, the Company adopted prospectively the recommendations of the CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section prescribes that an intangible asset with a limited useful life should be amortized over its useful life. Moreover, the section requires new financial statement disclosure with respect to intangible assets subject to amortization, the gross carrying amount, accumulated amortization and the amount of intangible assets subject to amortization that were acquired since the beginning of the year. The supplementary information required by this section is presented in
Note 3.

On May 1, 2001, the Company adopted, on a retroactive basis, the recommendations of the CICA Handbook Section 3500, Earnings per Share. Under the recommendations, the treasury stock method is to be used, instead of the imputed earnings approach, for determining the dilutive effect of warrants and options. All prior diluted earnings per share amounts have been recalculated in accordance with the new requirements. Since the Company has incurred losses, such recalculations did not result in any change to the Company's previously reported diluted loss per share for all periods presented.

3 - ACCOUNTING POLICIES

The consolidated financial statements are expressed in United States of America dollar (U.S. dollar) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with accounting principles generally accepted in the United States of America (U.S.
GAAP), and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. These differences are described in Note 18.

Use of estimates

These financial statements have been prepared by management in accordance with Canadian GAAP which require management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SAMI System Inc., formerly known as ISIS Infrared Screening Inspection Solutions Inc., and ART Aerospace Research U.S. Inc. All significant intercompany accounts and transactions have been eliminated.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

3 - ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue from sales of the Company's products is recorded when there is persuasive evidence of an arrangement, goods have been delivered to the customer, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered reasonably assured. A warranty provision is recorded at the time revenue is recognized based on estimated customer returns and allowances.

Accounts receivable

Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

Amortization

Property and equipment are recorded at cost and are amortized over their estimated useful lives on a straight-line basis over the following periods:

Computer equipment                                      3 years
Office furniture, tools and equipment                   5 years
Leasehold improvements                            Term of lease

Patents

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. The carrying value is tested for impairment annually. Should this review indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment. Information relating to the patents is detailed as follows:

                                                             December 31,      April 30,
                                                                     2003           2003
                                                             ------------    -----------
Gross carrying value                                          $ 1,342,771    $ 1,126,628
Accumulated amortization                                           20,587             --
                                                              -----------    -----------
Net carrying value                                            $ 1,322,184    $ 1,126,628
                                                              ===========    ===========

Patents maintenance cost since the beginning of the year      $    97,180    $   143,944
                                                              ===========    ===========

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

3 - ACCOUNTING POLICIES (Continued)

Research and development expenses

Research expenses are charged against income in the year in which they are incurred. Development expenses, including the costs of preparing prototypes, are charged against income in the year in which they are incurred, unless the criteria for capitalization under Canadian GAAP are met. The Company has not deferred any such development costs to date.

Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses in the year in which the expenses are incurred.

Share and share purchase warrant issue expenses

Share and share purchase warrant issue expenses are accounted for as an increase to the deficit.

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

Cash equivalents

Cash equivalents are carried at cost, which approximates market value. Cash equivalents are highly liquid investments, maturing within less than three months from the date of acquisition.

Reporting currency and translation of foreign currencies

The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. The Company's financial statements have been translated from the currency of measurement, the Canadian dollar, into the reporting currency using the current rate method. All cumulative translation gains or losses have been included as a separate component of shareholders' equity.

Transactions concluded in currencies other than the currency of measurement have been translated as follows: monetary assets and liabilities have been translated at the exchange rates in effect at the balance sheets dates and revenues and expenses have been translated at the weighted average exchange rates for the fiscal years. Exchange gains and losses arising from such transactions have been included in income.

Dividends

The Company has never paid a cash dividend on its common shares. In the future, any dividends declared will be in Canadian dollars. For shareholders who are residents of the United States of America, dividends will be translated and paid in U.S. dollars at the rate of exchange prevailing on the declaration date.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

3 - ACCOUNTING POLICIES (Continued)

Basic and diluted loss per common share and information pertaining to number of shares

The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all fiscal years presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all of the fiscal years presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

Stock options and share purchase warrants for the purchase of 4,645,022, 3,946,437 and 2,782,070 common shares were outstanding at December 31, 2003, April 30, 2003, and April 30, 2002, respectively, but were not included in the calculation of the diluted loss per share.

4 - ACCOUNTS RECEIVABLE

                                                               December 31,   April 30,
                                                                       2003        2003
                                                               ------------   ---------
Trade accounts, net of allowance for doubtful accounts of nil    $ 681,875    $      --
Sales tax receivable                                                78,344      103,970
Other receivables                                                   41,430       20,940
                                                                 ---------    ---------
                                                                 $ 801,649    $ 124,910
                                                                 =========    =========

Accounts receivable from one customer, who is a distributor of the eXplore Optix product, represent 100% of the Company's trade accounts receivable and 82.4% of the Company's total revenues for the eight-month fiscal year ended December 31, 2003.

5 - PROPERTY AND EQUIPMENT

                                                               December 31, 2003
                                       -----------------------------------------
                                                      Accumulated
                                              Cost   amortization            Net
                                       -----------   -------------   -----------
Computer equipment                     $   805,133    $   653,839    $   151,294
Office furniture                           216,144        188,658         27,486
Tools and equipment                        219,432        138,937         80,495
Leasehold improvements                     337,918        118,975        218,943
                                       -----------    -----------    -----------
                                       $ 1,578,627    $ 1,100,409    $   478,218
                                       ===========    ===========    ===========

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

5 - PROPERTY AND EQUIPMENT (Continued)

                                                                  April 30, 2003
                                       -----------------------------------------
                                                      Accumulated
                                              Cost   amortization            Net
                                       -----------   ------------    -----------
Computer equipment                     $   651,910    $   533,025    $   118,885
Office furniture                           193,237        157,192         36,045
Tools and equipment                        120,191        104,886         15,305
Leasehold improvements                     305,644         89,758        215,886
                                       -----------    -----------    -----------
                                       $ 1,270,982    $   884,861    $   386,121
                                       ===========    ===========    ===========

6 - BANK LOAN

As at December 31, 2003, the Company had available a credit facility of $1,002,699 (CA$1,300,000) pursuant to the provisions of a qualifying investment tax credits receivable program which was authorized by Investissement Quebec. Under this program, Investissement Quebec can provide a 75% guarantee on bank loans identified for the financing of research and development tax credits receivable. Such loans are then repayable upon receipt of the tax credits. This facility was available but not utilized as at December 31, 2003 and April 30, 2003 respectively.

As at December 31, 2003, a credit facility of $771,307 (CA$1,000,000), secured by a pledge of accounts receivable and by a charge on all assets of the Company, was available but not utilized. This facility bears interest at a rate which varies between the base rate and the base rate plus 1.75%. The Company has to comply with certain restrictive clauses which were all met at December 31, 2003.

7 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                    December 31,       April 30,
                                                            2003            2003
                                                    ------------     -----------

Trade accounts                                       $ 1,101,257     $ 1,035,320
Employee related
     Salaries                                            578,835         333,116
     Bonus                                               334,447         233,013
Corporate transaction costs                               33,738              --
Others                                                   244,127         217,782
                                                     -----------     -----------
                                                     $ 2,292,404     $ 1,819,231
                                                     ===========     ===========

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

8 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS

Authorized
Unlimited number of shares without par value

      Common shares

      Preferred shares, issuable in series, having such attributes as the Board of Directors may determine

The following table presents the changes in the number of outstanding common shares in the last three fiscal years:

                                                   December 31, 2003                April 30, 2003                April 30, 2002
                                         ---------------------------   ---------------------------   ---------------------------
                                                       Common shares                 Common shares                 Common shares
                                         ---------------------------   ---------------------------   ---------------------------
                                               Number          Value         Number          Value         Number          Value
                                         ------------   ------------   ------------   ------------   ------------   ------------
Issued and fully paid
Balance, beginning of year                 26,673,341   $ 55,487,915     20,523,591   $ 47,985,060     18,014,166   $ 38,451,643
Issue of shares for cash                    7,564,782     10,467,294      6,142,680      7,500,000      2,408,425      9,500,000
Issue of shares for cash following the
exercise of stock options                         400            729          7,070          2,855        101,000         33,417
                                         ------------   ------------   ------------   ------------   ------------   ------------
Balance, end of year                       34,238,523   $ 65,955,938     26,673,341   $ 55,487,915     20,523,591   $ 47,985,060
                                         ============   ============   ============   ============   ============   ============

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

8 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)

The following tables present the changes in the number of share purchase warrants outstanding in the last three fiscal years:

                                                               December 31, 2003
                                   ---------------------------------------------
                                                                        Weighted
                                                                         average
                                                                  exercise price
                                        Number           Value               CA$
                                   -----------     -----------    --------------
Balance, beginning of year           2,465,237     $   777,621       $      5.66
Issue of share purchase warrants       743,185       1,137,125(a)           2.11
                                   -----------     -----------       -----------
Balance, end of year                 3,208,422     $ 1,914,746       $      4.84
                                   ===========     ===========       ===========

                                                                  April 30, 2003
                                   ---------------------------------------------
                                                                        Weighted
                                                                         average
                                                                  exercise price
                                        Number           Value               CA$
                                   -----------     -----------    --------------
Balance, beginning of year           1,560,000     $    60,000       $      7.50
Issue of share purchase warrants       905,237         717,621(b)           2.50
                                   -----------     -----------       -----------
Balance, end of year                 2,465,237     $   777,621       $      5.66
                                   ===========     ===========       ===========

                                                                  April 30, 2002
                                   ---------------------------------------------
                                                                        Weighted
                                                                         average
                                                                  exercise price
                                        Number           Value               CA$
                                   -----------     -----------    --------------
Balance, beginning of year                  --     $        --       $        --
Issue of share purchase warrants     1,560,000          60,000(c)           7.50
                                   -----------     -----------       -----------
Balance, end of year                 1,560,000     $    60,000       $      7.50
                                   ===========     ===========       ===========

(a) During the eight-month fiscal year ended December 31, 2003, the Company completed a series of financing rounds through private placements.

      According to financing agreements closed on September 22, 2003, December 12, 2003 and December 22, 2003, the Company issued 7,564,782 common shares and 743,185 share purchase warrants for a gross proceed of $11.6 million. Commissions related to the financing rounds amounting to $1,162,666 were incurred and included in the deficit as share and share purchase warrant issue expenses. The 743,185 share purchase warrants issued for the financing to Synerglobe Capital Ltd. and Kingsdale Capital Partners Inc., were evaluated at $1,137,125, following the assumptions listed below and were presented in the section "Capital stock and share purchase warrants" of the shareholders' equity.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

8 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)

      Information relating to the share purchase warrants is detailed as follows:

      - Synerglobe Capital Ltd. received 630,154 share purchase warrants entitling it to buy 630,154 common shares of the Company at an exercise price of CA$2.08;

      - Kingsdale Capital Partners Inc. received 94,742 share purchase warrants entitling it to buy 94,742 common shares of the Company at an exercise price of CA$2.08 and 18,289 share purchase warrants entitling it to buy 18,289 common shares of the Company at an exercise price of CA$3.23.

      These share purchase warrants are exercisable beginning on the grant date and expire three years after. The Company evaluated the fair value of share purchase warrants using the Black & Scholes model. The valuation assumptions are listed below:

      -     Expected life: 3 years

      -     Expected volatility: 70%

      -     Weighted average risk-free interest rate: 3.71%

      -     Dividend rate: 0%

(b) During the fiscal year ended April 30, 2003, the Company completed a series of equity financing rounds through private investments and concluded strategic agreements with one of the investors.

      Pursuant to the financing agreements closed on November 8 and 15, 2002, the Company issued 6,142,680 common shares for gross cash proceeds of $7.5 million. Commissions and other transaction costs amounting to $705,210 were incurred and included in the deficit.

      On November 15, 2002, in conjunction with the closing of one of the financing rounds, the Company concluded two strategic alliance agreements with General Electric Company ("GE"). The first agreement, known as the "Master Research and Development Alliance Agreement", establishes mutual responsibilities of the Company and GE in research and development activities for the commercialization of new technologies, mainly for the molecular imaging sector. The second agreement, the "SoftScan Commercial Alliance Agreement", defines mutual responsibilities of the Company and GE concerning the development, promotion and manufacturing program for SoftScan.

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

      The Company also granted the following share purchase warrants to GE for the acquisition of common shares of the Company, in connection with the closing of the financing agreement, and of the two strategic alliance agreements:

      - Share purchase warrants No. 1: 905,237 share purchase warrants entitling the holder to buy 905,237 common shares of the Company at an exercise price of CA$2.50. These share purchase warrants became exercisable as of November 15, 2002 and expire on November 15, 2007;

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

8 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)

      - Share purchase warrants No. 2: 775,918 share purchase warrants entitling the holder to buy 775,918 common shares of the Company at an exercise price of CA$2.75. These warrants will be exercisable when GE Medical Systems, a division of GE, earn income from the signature of a firm purchase order for SoftScan. These warrants expire on November 15, 2007.

      The Company evaluated the fair value of share purchase warrants No. 1 using the Black & Scholes model. The valuation assumptions are listed below:

      -     Expected life: 5 years

      -     Expected volatility: 70%

      -     Risk-free interest rate: 4.3%

      -     Dividend rate: 0%

      Using these assumptions, a total of $717,621 was charged to expenses and included in the section "other expenses" of the consolidated operations and deficit statement while the consideration was recorded under "capital stock and share purchase warrants" in shareholders' equity.

      In the case of share purchase warrants No. 2, the Company will record the underlying cost when specific criteria for exercising the warrants will be achieved. The fair market value will be evaluated at that time.

(c) In the fourth quarter of the fiscal year of April 2002, following regulatory approval, the Company extended the exercise period of 1,560,000 common share purchase warrants held by a company whose president was a director of the Company. The remaining term of such warrants, which had been originally granted in 2000 and which were to expire in April 2002, was extended to April 2004. The exercise price of CA$7.50 per warrant remained unchanged.

      The extension was granted in compensation for services provided to the Company. Accordingly, in the fiscal year of April 2002, the Company recorded a non-cash expense of $60,000 in its consolidated statement of operations and deficit, representing the estimated value of services obtained.

9 - STOCK-BASED COMPENSATION PLAN

Under the Company's stock option plan (the "Amended and Restated 2002 Stock Option Plan" or the "Plan"), options to purchase common shares may be granted to employees, directors, officers or consultants of the Company. Each option will normally expire ten years from the date of issuance. In addition, each option to be granted under the Plan will vest in instalments from the effective date of grant pursuant to a pre-established vesting schedule. The exercise price of any option granted will be determined by the Board of Directors of the Company, but shall not be less than the latest closing price of the common shares on a stock exchange on which the common shares are listed immediately prior to the date of grant or such options.

As at December 31, 2003 and April 30, 2003, 2,650,000 common shares (1,770,642 common shares as at April 30, 2002) were authorized for issuance. Since its inception, 693,840 common shares have been issued under this plan.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

9 - STOCK-BASED COMPENSATION PLAN (Continued)

The following table presents the changes in the number of options outstanding in the last three fiscal years:

                                             December 31, 2003                   April 30, 2003                   April 30, 2002
                                   ---------------------------      ---------------------------      ---------------------------
                                       Directors, officers and          Directors, officers and          Directors, officers and
                                                     employees                        employees                        employees
                                   ---------------------------      ---------------------------      ---------------------------
                                                      Weighted                         Weighted                         Weighted
                                                       average                          average                          average
                                    Number of   exercise price       Number of   exercise price       Number of   exercise price
                                      options              CA$         options              CA$         options              CA$
                                   ----------   --------------      ----------   --------------      ----------   --------------
Balance, beginning of year          1,476,200       $     4.06       1,207,070       $     6.01       1,374,630       $     5.94
Options granted                       142,400             3.21         658,900             2.04         207,000             4.33
Options exercised                        (400)            2.39          (7,070)            0.63        (101,000)            0.52
Options cancelled                    (186,600)            5.42        (382,700)            6.81        (273,560)            6.40
                                   ----------       ----------      ----------       ----------      ----------       ----------
Balance, end of year                1,431,600       $     3.79       1,476,200       $     4.06       1,207,070       $     6.01
                                   ==========       ==========      ==========       ==========      ==========       ==========

Options exercisable, end of year      846,400       $     4.81         739,565       $     5.81         978,570       $     6.35
                                   ==========       ==========      ==========       ==========      ==========       ==========

As at December 31, 2003, a total of 519,560 common shares remained available for granting of options.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

9 - STOCK-BASED COMPENSATION PLAN (Continued)

The following table presents the details of director, officer and employee options:

                                                                         December 31, 2003  April 30, 2003  April 30, 2002
                                                                         -----------------  --------------  --------------
                                                              Number of          Number of       Number of       Number of  Exercise
                                                                options            options         options         options     price
Date granted                                 Expiry date(a)     granted        outstanding     outstanding     outstanding       CA$
-------------------------------------------  --------------  ----------       ------------    ------------    ------------  --------
1996-04-26                                       2006-04-25     683,000                 --              --           7,070  $   0.52
1996-06-21                                       2006-06-20       4,000                 --              --              --      0.63
1996-08-21                                       2006-08-20      30,000             30,000          30,000          30,000      1.70
1997-08-29                                       2007-08-28     230,000            137,000         192,000         194,000      4.60
1998-02-09                                       2008-02-08      40,000                 --              --              --      6.25
1998-03-10                                       2008-03-09      14,000              2,000           2,000           3,000      7.50
1999-02-15                                       2009-02-14     221,000            118,000         169,000         204,000      6.00
1999-10-08                                       2009-10-07      30,000                 --              --              --      6.00
2000-02-17                                       2010-02-16     125,000             27,000          27,000          87,000      7.50
2000-03-20                                       2010-03-19     531,000            180,000         232,000         429,000      7.50
2000-09-11                                       2010-09-10      11,000                 --           1,000           1,000      7.40
2000-12-05                                       2010-12-04       8,000              5,500           5,500           8,000      5.95
2001-01-30                                       2011-01-29      40,000                 --              --          40,000      6.25
2001-08-24                                       2011-08-23      20,000                 --              --          20,000      4.85
2001-09-05                                       2011-09-04      90,000             90,000          90,000          90,000      4.75
2001-12-14                                       2011-12-13      91,500             68,000          68,500          88,500      3.85
2002-04-11                                       2012-04-10       5,500              5,500           5,500           5,500      3.58
2002-06-19                                       2012-06-18     216,400            204,200         211,200              --      2.39
2002-08-16                                       2012-08-15     275,000            275,000         275,000              --      1.72
2002-09-05                                       2012-09-04       2,000              2,000           2,000              --      2.50
2002-11-14                                       2012-11-13      80,000             80,000          80,000              --      2.35
2002-11-28                                       2012-11-27       3,000                  -           3,000              --      2.87

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

9 - STOCK-BASED COMPENSATION PLAN (Continued)

                                                                         December 31, 2003  April 30, 2003  April 30, 2002
                                                                         -----------------  --------------  --------------
                                                              Number of          Number of       Number of       Number of  Exercise
                                                                options            options         options         options     price
Date granted                                 Expiry date(a)     granted        outstanding     outstanding     outstanding       CA$
-------------------------------------------  --------------  ----------       ------------    ------------    ------------  --------
2003-02-10                                       2013-02-09      50,000             50,000          50,000              --      1.91
2003-02-27                                       2013-02-26      32,500             15,000          32,500              --      1.81
2003-05-14                                       2013-05-13      25,900             25,900              --              --      1.80
2003-09-10                                       2013-09-09     111,000            111,000              --              --      3.51
2003-11-12                                       2013-11-11       5,500              5,500              --              --      3.82
                                                             -----------      -------------   -------------   ------------
                                                              2,975,300          1,431,600       1,476,200       1,207,070
                                                             ===========      =============   =============   ============

Weighted-average remaining contractual life                                      7.0 years       7.2 years       7.6 years
                                                                              =============   =============   ============

(a) During the fiscal year ended April 30, 2003, the Board of Directors of the Company agreed to extend the duration of certain options granted to a former director. Under the conditions of grant governed by the stock option plan, 250,000 options granted to this director were to expire beginning on August 28, 2007. Unless the Board of Directors directs otherwise, the Company's stock option plan stipulates that such options be exercised within ninety (90) days following the director's resignation, failing which the options will expire. Following the resignation of the director, the Board of Directors chose to extend the exercise period of the options in recognition of past services rendered to the Company. The exercise period of the options was extended until February 2006 and the exercise price remained the same.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

9 - STOCK-BASED COMPENSATION PLAN (Continued)

The fair value of stock options granted during the eight-month fiscal year ended December 31, 2003 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:

-     Expected life: 4.5 years

-     Expected volatility: 70%

-     Weighted average risk-free interest rate: 3.84%

-     Dividend rate: 0%

The weighted average fair value of stock options granted during the eight-month fiscal year ended December 31, 2003 was $1.36.

As a result of the revision of the transitional provisions of Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, the Company recorded an expense of $18,206 using the fair value method in its consolidated operations and deficit statement for stock options granted to employees in the eight-month fiscal year ended December 31, 2003.

During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair value based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table :

                                                                         Eight-month      Twelve-month
                                                                         fiscal year       fiscal year
                                                                               ended             ended
                                                                        December 31,         April 30,
                                                                                2003              2003
                                                                        ------------      ------------
Net loss as reported                                                     $ 5,832,025       $ 6,546,604
Less: compensation expense recognized in the consolidated statement
of operations and deficit                                                    (18,206)               --
Plus: total compensation expense                                             153,296           134,959
                                                                         -----------       -----------
Pro forma net loss                                                       $ 5,967,115       $ 6,681,563
                                                                         ===========       ===========

Basic and diluted loss per share
     As reported                                                         $     (0.20)      $     (0.28)
     Pro forma                                                           $     (0.20)      $     (0.28)

In January 2004, the Company has granted, subject to regulatory approval, 478,740 stock options to employees and officers of the Company with exercise prices ranging from CA$3.00 to CA$3.23.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

9 - STOCK-BASED COMPENSATION PLAN (Continued)

Other stock options

During the fiscal year ended April 30, 2001, the Company granted 10,000 and 5,000 common stock options to consultants as partial compensation for services rendered to the Company. The options are exercisable at CA$6.25 and CA$4.80 respectively. During the fiscal year ended April 30, 2003, 10,000 common stock options expired without being exercised. The 5,000 common stock options outstanding on April 30, 2003, expire on March 19, 2011.

10 - DISCONTINUED OPERATIONS

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

The operations of the industrial division presented as at April 30, 2003 and 2002 were reclassified under "discontinued operation loss". Results are detailed as follows:

                                                 Twelve-month fiscal years ended
                                                 -------------------------------
                                                 April 30, 2003   April 30, 2002
                                                 --------------   --------------
Revenues                                          $         --     $    539,499
                                                  ============     ============

Operating loss                                    $    516,281     $  1,536,017
                                                  ============     ============

Gain on disposal of the industrial division,
net of current taxes of $1,318,668                $  2,996,122     $         --
                                                  ============     ============

Discontinued operation loss (profit)              $ (2,479,841)    $  1,536,017
                                                  ============     ============

As at April 30, 2003, an amount of $550,000 received from Photon Dynamics, Inc. was deposited in trust. This amount bore interest at 1.05% and was converted to cash in July 2003.

11 - RELATED PARTY TRANSACTIONS

During the fiscal year ended April 30, 2002, the Company acquired exclusive worldwide patents from a member of its Scientific Advisory Board for an amount of $60,000.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

11 - RELATED PARTY TRANSACTIONS (Continued)

In the normal course of business, the Company carried out the following transactions with certain directors and companies related to these directors:

                                                       Eight-month    Twelve-month    Twelve-month
                                                       fiscal year     fiscal year     fiscal year
                                                             ended           ended           ended
                                                      December 31,       April 30,       April 30,
                                                              2003            2003            2002
                                                     -------------    ------------    ------------
Professional fees                                       $       --      $   58,046      $  142,483
Share issue expenses and capital transaction costs              --              --         944,077
                                                        ----------      ----------      ----------
                                                        $       --      $   58,046      $1,086,560
                                                        ==========      ==========      ==========

These transactions were recorded at their exchange value, which is the consideration established and agreed upon by the related parties.

12 - RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenses and the related investment tax credits included in the consolidated statement of operations and deficit are as follows:

                                       Eight-month      Twelve-month      Twelve-month
                                       fiscal year       fiscal year       fiscal year
                                             ended             ended             ended
                                      December 31,         April 30,         April 30,
                                              2003              2003              2002
                                      ------------      ------------      ------------
Research and development expenses      $ 3,925,506       $ 6,305,262       $ 6,614,157
Investment tax credits                    (433,865)         (570,792)         (329,946)
                                       -----------       -----------       -----------
                                       $ 3,491,641       $ 5,734,470       $ 6,284,211
                                       ===========       ===========       ===========

The investment tax credits recorded by the Company are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

13 - INCOME TAXES

The current tax recovery presented in the consolidated operations and deficit statement for the twelve-month fiscal year ended April 30, 2003 represents the utilization of tax losses for the fiscal year to recover current income tax resulting from the gain related to the discontinued operations.

The variance between the statutory income tax rate (31.05% for December 31, 2003, 34.48% for April 30, 2003 and 36.50% for April 30, 2002) and the Company's effective income tax rate (nil for December 31, 2003, 12.7% for April 30, 2003 and nil for April 30, 2002) for all the fiscal years presented is mainly attributable to the valuation allowance related to future income tax assets.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

13 - INCOME TAXES (Continued)

Future income tax assets of approximately $19,944,704 as at December 31, 2003 ($15,057,000 as at April 30, 2003) have not been reflected in these financial statements. These assets result primarily from non-capital losses and unused income tax deductions resulting from expenses recognized for accounting purposes but not deducted for income tax purposes. These losses and unused income tax deductions could allow the Company to reduce its current income taxes in subsequent fiscal years. They are summarized as follows:

                                                                       Eight-month      Twelve-month
                                                                       fiscal year       fiscal year
                                                                             ended             ended
                                                                      December 31,         April 30,
                                                                              2003              2003
                                                                     -------------      ------------
Future income tax assets resulting from
     Tax losses                                                       $ 16,483,069      $ 11,562,000
     Research and development expenses                                   2,656,248         2,906,000
     Excess of tax basis over carrying value of assets                     805,387           589,000
                                                                      ------------      ------------
                                                                        19,944,704        15,057,000
Valuation allowance                                                    (19,944,704)      (15,057,000)
                                                                      ------------      ------------
Net future income tax assets recorded                                 $         --      $         --
                                                                      ============      ============

As at December 31, 2003, the losses and unused income tax deductions are available as follows:

                                                                           Federal        Provincial
                                                                      ------------      ------------
Non-capital losses expiring in
     2004                                                             $  2,938,000      $  2,573,000
     2005                                                                4,037,000         4,192,000
     2006                                                                3,824,000         3,908,000
     2007                                                               10,636,000        10,669,000
     2008                                                               13,206,000        13,203,000
     2009                                                                8,670,000         8,633,000
     2010                                                                6,571,000         6,620,000
                                                                      ------------      ------------
                                                                        49,882,000        49,798,000
Unused income tax deductions
     Research and development expenses which can be deferred over
     an indefinite period                                                7,824,914        12,254,912
                                                                      ------------      ------------
                                                                      $ 57,706,914      $ 62,052,912
                                                                      ============      ============

14 - SEGMENT INFORMATION

Following the disposal of the industrial division (Note 10) during the first quarter of the twelve-month fiscal year ended April 30, 2003, only the optical molecular imaging segment remains for decision making and performance assessment purposes.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

15 - CONTRACTUAL COMMITMENTS

The Company is committed under operating leases expiring between 2004 and 2012 to pay a total amount of $3,179,925 principally for its premises.

The annual commitments for the next five years are as follows:

                                                                    December 31,
                                                                            2003
                                                                    ------------

2004                                                                  $  395,307
2005                                                                     358,768
2006                                                                     351,999
2007                                                                     352,736
2008                                                                     358,363

16 - CONTINGENCY

Letters of credit

As at December 31, 2003, letters of credit of $154,262 (CA$200,000) and $77,130 (CA$100,000) have been issued in favour of a lessor with respect to the rental of certain premises by the Company. A term deposit maturing in April 2004 has been provided as security for these letters of credit.

17 - FINANCIAL INSTRUMENTS

The financial statements include only primary financial instruments.

The fair value of short-term financial assets and liabilities is equivalent to their carrying amount given that they will mature shortly.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

18 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The amounts reported in the financial statements of the Company, prepared under Canadian GAAP, conform in all material respects to the amounts that would have been reported if the financial statements had been prepared under U.S. GAAP except for the following:

Reconciliation of consolidated statements of loss and comprehensive loss

                                                 Eight-month     Twelve-month     Twelve-month
                                                 fiscal year      fiscal year      fiscal year
                                                       ended            ended            ended
                                                December 31,        April 30,        April 30,
                                                        2003             2003             2002
                                                ------------     ------------     ------------
Net loss under Canadian and U.S. GAAP            $ 5,832,025      $ 6,546,604      $10,881,500
Change in cumulative translation adjustments
account(a)                                          (768,167)        (630,301)         429,266
                                                 -----------      -----------      -----------
Comprehensive loss under U.S. GAAP               $ 5,063,858      $ 5,916,303      $11,310,766
                                                 ===========      ===========      ===========

Differences in reported amounts on consolidated balance sheets

                                                        Canadian
                                                            GAAP       Adjustments         U.S. GAAP
                                                    ------------      ------------      ------------
December 31, 2003
     Capital stock, stock purchase warrants and
     contributed surplus(b)(c)                      $ 67,888,890      $ (6,959,591)     $ 60,929,299
     Deficit(b)(c)                                   (56,753,062)        7,300,392       (49,452,670)
     Cumulative translation adjustments(c)               276,564          (340,801)          (64,237)

April 30, 2003
     Capital stock, stock purchase warrants and
     contributed surplus(b)(c)                      $ 56,265,536      $ (5,599,588)     $ 50,665,948
     Deficit(b)(c)                                   (49,561,034)        5,940,389       (43,620,645)
     Cumulative translation adjustments(c)              (491,603)         (340,801)         (832,404)

April 30, 2002
     Capital stock, stock purchase warrants and
     contributed surplus(b)(c)                      $ 48,045,060      $ (4,894,378)     $ 43,150,682
     Deficit(b)(c)                                   (42,309,220)        5,235,179       (37,074,041)
     Cumulative translation adjustments(c)            (1,121,904)         (340,801)       (1,462,705)

(a)   Comprehensive income

      Under U.S. GAAP, Statement of Financial Accounting Standard SFAS No. 130, Reporting Comprehensive Income, requires that changes during the fiscal year in the cumulative translation adjustments account are to be included in the computation of comprehensive income (loss).

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

18 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)   Share and share purchase warrant issue expenses

      U.S. GAAP require that share and share purchase warrant issue expenses of $1,360,003 for the eight-month fiscal year ended December 31, 2003 ($705,210 and $1,022,662 for the twelve-month fiscal year ended April 30, 2003, and 2002, respectively) be recorded as a reduction of proceeds of issuance instead of a charge to the deficit account as done under Canadian GAAP.

(c)   Reporting currency

      The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. Under U.S. GAAP, the translation of the Company's prior fiscal years' financial statements must be carried out using the current rate method, applied on a retroactive basis.

Other information

Prior year information comparable to the transition period :

                                             Eight-month     Eight-month      Eight-month
                                             fiscal year    period ended     period ended
                                                   ended    December 31,     December 31,
                                            December 31,            2002             2001
                                                    2003     (unaudited)      (unaudited)
                                            ------------   -------------     ------------
Operating loss                               $ 5,563,477     $ 5,148,797      $ 7,159,949
Loss from continuing operations                5,832,025       4,194,265        6,728,088
Loss (gain) from discontinued operations              --      (2,521,018)       1,084,770
Net loss                                       5,832,025       1,673,247        7,812,858

Classification of "other expenses"

Under U.S. GAAP, the item "other expenses" must be classified as an operating expense.

Accounting for stock-based compensation

As of May 1, 2003, the Company has chosen to measure compensation costs related to awards of stock options using the fair value based method of accounting as required by U.S. GAAP. The fair value of options granted for the fiscal years ended December 31, 2003, April 30, 2003, and April 30, 2002, was estimated using the Black & Scholes option-pricing model, taking into account an expected life of 4.5 years for December 31, 2003, seven years for April 30, 2003 and 2002. Other assumptions used for purposes of valuation include expected volatility of 70% for December 31, 2003 (70% for April 30, 2003 and 60% for April 30, 2002),
the weighted average risk-free interest rate of 3.84% for December 31, 2003 (4.72% for April 30, 2003, and 4.98% for April 30, 2002), and 0% dividend policy. A compensation expense is recorded over the vesting periods.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

18 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

If the fair value method of accounting had been applied, the Company's net loss and net loss per share for the fiscal years ended December 31, 2003, April 30, 2003, and April 30, 2002, would have been, on a pro forma basis:

                                                      Eight-month     Twelve-month     Twelve-month
                                                      fiscal year      fiscal year      fiscal year
                                                            ended            ended            ended
                                                     December 31,        April 30,        April 30,
                                                             2003             2003             2002
                                                     ------------     ------------     ------------
Net loss as reported                                 $  5,832,025     $  6,546,604     $ 10,881,500
Less: compensation expense recognized in the
consolidated statement of operations and deficit          (18,206)              --               --
Plus: total compensation expense under the
fair value based method                                   185,028          270,121        1,168,132
                                                     ------------     ------------     ------------
Pro forma net loss                                   $  5,998,847     $  6,816,725     $ 12,049,632
                                                     ============     ============     ============
Basic and diluted net loss per share as reported     $      (0.20)    $      (0.28)    $      (0.54)
Basic and diluted net loss per share, pro forma      $      (0.20)    $      (0.29)    $      (0.60)

The weighted average fair value of options granted for the eight-month fiscal year ended December 31, 2003 was $1.36 ($0.92 and $1.55 for the twelve-month fiscal years ended April 30, 2003 and 2002, respectively).

Accounting changes

Guarantor's Accounting and Disclosure Requirements for Guarantees

During the eight-month fiscal year ended December 31, 2003, the Company adopted FASB Interpretation ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of
Others: an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB No. 34. FIN 45 requires guarantors to recognize a liability at the inception of the guarantee and record it at its fair value. Required disclosures for guarantees include the nature of the guarantee, the maximum potential undiscounted amount of future payments the guarantor could be required to make under the guarantee and the current carrying amount of the liability, if any, for the guarantor's obligations under the guarantee. Guarantees contemplated by the disclosure requirements of FIN 45 include product warranties, provisions in a business combination to pay contingent consideration and guarantees issued between related parties.

The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in "cost of sales". The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

The change in the Company's accrued warranty obligations was as follows:
2003 warranty provision and accrued warranty obligations at December 31, 2003      $  14,877
                                                                                   =========

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)

18 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest
Entities: an interpretation of ARB No. 151. Variable interest entities are required to be consolidated by their primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. The FASB issued staff positions in July, October and December 2003 to give further implementation guidance. There are no material variable interest entities which will be required to be consolidated under the provisions of FIN 46.

Accounting for Certain Financial Instruments

The FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on May 15, 2003. Namely, SFAS No. 150 changes the classification in the balance sheet of certain common financial instruments, such as mandatory redeemable preferred and common shares, from equity presentation to liabilities and require an issuer of those financial instruments to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and at the beginning of the first interim period beginning after July 1, 2003 for financial instruments issued before June 30, 2003. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

19 - SUBSEQUENT EVENTS

On March 2, 2004, the Company signed an underwriting agreement with a syndicate of underwriters. Simultaneously, the Company filed a final prospectus with securities regulatory authorities in each of the provinces of Canada for the offering of 7,500,000 common shares of the Company at an issue price of CA$2.00 per share, for a total of CA$15,000,000. The underwriters also have an option, exercisable within 30 days of the closing date, to purchase up to a maximum of 1,125,000 additional common shares at the same issue price of CA$2.00 per share. The closing of the offering took place on March 10, 2004 at which date the Company received total proceeds of approximately $10,500,000 (CA$13,650,000) net of the underwriters' fee and other related expenses amounting to aproxomately $1,000,000 (CA$1,350,000) which were not tax affected and were recorded as a charge to the deficit account.

ART Advanced Research Technologies Inc.
Matching figures in the financial statements

                                                                             December 31, 2003
                                                         -------------------------------------
                                                                 Variance               Amount
Balance sheets

Assets                                                                              13,704,796
Liabilities and Equity                                                              13,704,796

Accounts receivable
     Balance sheets                                                                    801,649
     Note                                                                              801,649

Equipment
     Balance sheets                                                                    478,218
     Note                                                                              478,218

Patents
     Balance sheets                                                                  1,322,184
     Notes                                                                           1,322,184

Accounts payable and accrued liabilities
     Balance sheets                                                                  2,292,404
     Note                                                                            2,292,404

Capital stock and share purchase warrants (Note 8)
     Balance sheets                                                                 67,870,684
     Notes
         Shares                                                                     65,955,938
         Share purchase warrants                                                     1,914,746
         Total                                                                      67,870,684

                                                                               April 30, 2003                         April 30, 2002
                                                         ------------------------------------    -----------------------------------
                                                                  Amount             Variance             Amount            Variance
Balance sheets

Assets                                                         8,032,130
Liabilities and Equity                                         8,032,130

Accounts receivable
     Balance sheets                                              124,910
     Note                                                        124,910

Equipment
     Balance sheets                                              386,121
     Note                                                        386,121

Patents
     Balance sheets                                            1,126,628
     Notes                                                     1,126,628

Accounts payable and accrued liabilities
     Balance sheets                                            1,819,231
     Note                                                      1,819,231

Capital stock and share purchase warrants (Note 8)
     Balance sheets                                           56,265,536
     Notes
         Shares                                               55,487,915
         Share purchase warrants                                 777,621
         Total                                                56,265,536

ART Advanced Research Technologies Inc.
Matching figures in the financial statements

                                                                             December 31, 2003
                                                         -------------------------------------
                                                                 Variance               Amount
Capital stock, share purchase warrants and c.surplus
     Balance sheets                                                                 67,888,890
     Note on US GAAP                                                                67,888,890

Cumulative translation adjustments
     Balance sheets                                                                    276,564
     Note on US GAAP                                                                   276,564

Operations and Deficit

Research and development expenses
     Operations and Deficit                                                          3,491,641
     Note                                                                            3,491,641

Discontinued operation loss (profit)
     Operations and Deficit
     Note                                                              --

Net loss
     Operations and Deficit                                                         (5,832,025)
     Cash flows                                                                     (5,832,025)

Deficit
     Beginning 2003 vs end 2002                                                     49,561,034
     Beginning 2002 vs end 2001

Deficit, end of year
     Deficit                                                                       (56,753,062)
     Balance sheets                                                                (56,753,062)
     Note on US GAAP ( Differences in...)                                          (56,753,062)

                                                                               April 30, 2003                         April 30, 2002
                                                         ------------------------------------    -----------------------------------
                                                                  Amount             Variance             Amount            Variance
Capital stock, share purchase warrants and c.surplus
     Balance sheets                                           56,265,536
     Note on US GAAP                                          56,265,536

Cumulative translation adjustments
     Balance sheets                                             (491,603)
     Note on US GAAP                                            (491,603)

Operations and Deficit

Research and development expenses
     Operations and Deficit                                    5,734,470                               6,284,211
     Note                                                      5,734,470                               6,284,211

Discontinued operation loss (profit)
     Operations and Deficit                                   (2,479,841)                              1,536,017
     Note                                                     (2,479,841)                              1,536,017

Net loss
     Operations and Deficit                                   (6,546,604)                            (10,881,500)
     Cash flows                                               (6,546,604)                            (10,881,500)

Deficit
     Beginning 2003 vs end 2002                               49,561,034
     Beginning 2002 vs end 2001                               42,309,220                              42,309,220

Deficit, end of year
     Deficit                                                 (49,561,034)
     Balance sheets                                          (49,561,034)
     Note on US GAAP ( Differences in...)                    (49,561,034)

ART Advanced Research Technologies Inc.
Matching figures in the financial statements

                                                                             December 31, 2003
                                                         -------------------------------------
                                                                 Variance               Amount

Cash flows

Amortization expenses
     Cash flows                                                                        136,643
     Operations and Deficit                                                            136,643

Share issue expenses
     Cash flows                                                                     (1,360,003)
     Operations and Deficit                                                         (1,360,003)

Cash and cash equivalents (CCE)
     Balance sheets
         Cash                                                                        4,200,128
         Commercial paper                                                            4,993,040
         Total                                                                       9,193,168
     Cash and cash equivalents, end of year                     4,993,040            4,200,128
     Total of CCE (detailed)                                  OK, ca                 4,200,128
     Beginning 2003 vs end 2002                                                        830,005
     Beginning 2002 vs end 2001
     Detail:
     Cash
         Bsheets                                                                     4,200,128
         Cash flows                                                                  4,200,128
     Commercial paper
         Bsheets                                                                     4,993,040
         Cash flows                                             4,993,040                   --
                                                              OK, ca

                                                                               April 30, 2003                         April 30, 2002
                                                         ------------------------------------    -----------------------------------
                                                                  Amount             Variance             Amount            Variance
Cash flows

Amortization expenses
     Cash flows                                                  138,173                                 201,328
     Operations and Deficit                                      138,173                                 201,328

Share issue expenses
     Cash flows                                                 (705,210)                             (1,022,662)
     Operations and Deficit                                     (705,210)                             (1,022,662)

Cash and cash equivalents (CCE)
     Balance sheets
         Cash                                                    830,005
         Commercial paper                                             --
         Total                                                   830,005
     Cash and cash equivalents, end of year                      830,005
     Total of CCE (detailed)                                     830,005
     Beginning 2003 vs end 2002                                  830,005
     Beginning 2002 vs end 2001                                  697,269                                 697,269
     Detail:
     Cash
         Bsheets                                                 830,005
         Cash flows                                              830,005
     Commercial paper
         Bsheets                                                      --
         Cash flows                                                   --


ART Advanced Research Technologies Inc.
Matching figures in the financial statements

                                                                             December 31, 2003
                                                         -------------------------------------
                                                                 Variance               Amount

Note -CAPITAL STOCK AND SHARE PURCHASE WARRANTS

Number of common shares - beginning 2003 vs end 2002                                26,673,341
Number of common shares - beginning 2002 vs end 2001

Value of common shares - beginning 2003 vs end 2002                                 55,487,915
Value of common shares - beginning 2002 vs end 2001


Number of share purchase warrants
     Number
         Beginning vs end                                                            2,465,237
         Beginning vs end
     Value
         Beginning vs end                                                              777,621
         Beginning vs end
     Exercise price CA$
         Beginning vs end                                                                 5.66
         Beginning vs end

Note - STOCK-BASED COMPENSATION PLAN

Number of options
     Beginning vs end                                                                1,476,200
     Beginning vs end

Weighted average exercise price
     Beginning vs end                                                                     4.06
     Beginning vs end

                                                                               April 30, 2003                         April 30, 2002
                                                         ------------------------------------    -----------------------------------
                                                                  Amount             Variance             Amount            Variance

Note -CAPITAL STOCK AND SHARE PURCHASE WARRANTS

Number of common shares - beginning 2003 vs end 2002          26,673,341
Number of common shares - beginning 2002 vs end 2001          20,523,591                              20,523,591

Value of common shares - beginning 2003 vs end 2002           55,487,915
Value of common shares - beginning 2002 vs end 2001           47,985,060                              47,985,060


Number of share purchase warrants
     Number
         Beginning vs end                                      2,465,237
         Beginning vs end                                      1,560,000                               1,560,000
     Value
         Beginning vs end                                        777,621
         Beginning vs end                                         60,000                                  60,000
     Exercise price CA$
         Beginning vs end                                           5.66
         Beginning vs end                                           7.50                                    7.50

Note - STOCK-BASED COMPENSATION PLAN

Number of options
     Beginning vs end                                          1,476,200
     Beginning vs end                                          1,207,070                               1,207,070

Weighted average exercise price
     Beginning vs end                                               4.06
     Beginning vs end                                               6.01                                    6.01

ART Advanced Research Technologies Inc.
Matching figures in the financial statements

                                                                             December 31, 2003
                                                         -------------------------------------
                                                                 Variance               Amount
Note  - US GAAP

Net loss
     Note                                                                            5,832,025
     Loss and deficit                                                                5,832,025
     Note (Same - Other info)                                                        5,832,025
     Note (Same - Accounting for sbcompensation)                                     5,832,025

Basic and diluted net loss per share as reported ($)
     Note                                                                                 0.20
     Loss and deficit                                                                     0.20

                                                         --------------------------------------
TOTAL :                                                         9,986,080
                                                         ======================================

                                                                               April 30, 2003                         April 30, 2002
                                                         ------------------------------------    -----------------------------------
                                                                  Amount             Variance             Amount            Variance

Note  - US GAAP

Net loss
     Note                                                      6,546,604                              10,881,500
     Loss and deficit                                          6,546,604                              10,881,500
     Note (Same - Other info)
     Note (Same - Accounting for sbcompensation)               6,546,604                              10,881,500

Basic and diluted net loss per share as reported ($)
     Note                                                           0.28                                    0.54
     Loss and deficit                                               0.28                                    0.54

                                                         ---------------------------------------------------------------------------
TOTAL :
                                                         ===========================================================================