Form 20-F
period 2004-12-31
ART ADVANCED RESEARCH TECHNOLOGIES INC
filed 2005-04-01
CIK 1094026

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ANNUAL REPORT ON FORM 20-F
                                  Annual Report

                       Pursuant to Section 13 or 15(d) of

                       The Securities Exchange Act of 1934

                  For the Fiscal Year ended December 31, 2004

                         Commission file number 0-30214


                    ART ADVANCED RESEARCH TECHNOLOGIES INC./
                  ART RECHERCHES ET TECHNOLOGIES AVANCEES INC.

             (Exact name of registrant as specified in its charter)

                                     Canada
                             -----------------------
                  (Jurisdiction of in Company or organization)

        2300 Alfred-Nobel Boulevard, Saint-Laurent, Quebec H4S 2A4 Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered

     None                                   N/A
     ----                               -----------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                                      ----

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

42,664,523 Common Shares as of December 31, 2004.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirement for the past 90 days.

                  Yes:  [X]                        No:  [ ]

The financial statement item the Registrant has elected to follow is Item 17.

                                TABLE OF CONTENTS


INTRODUCTION .............................................................   3

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............   4

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..........................   4

ITEM 3.  KEY INFORMATION..................................................   4

ITEM 4.  INFORMATION ON THE COMPANY.......................................  11

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................  48

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................  61

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................  76

ITEM 8.  FINANCIAL INFORMATION............................................  77

ITEM 9.  THE OFFER AND LISTING............................................  78

ITEM 10. ADDITIONAL INFORMATION...........................................  79

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......  83

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........  83

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................  83

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS..............................................  83

ITEM 15. CONTROL AND PROCEDURES...........................................  84

ITEM 16. [RESERVED].......................................................  84

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT.................................  84

ITEM 16B CODE OF ETHICS...................................................  84

ITEM 16C PRINCIPAL ACCOUNTANT.............................................  84

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES...........  85

ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
         PURCHASERS........................................................  85

ITEM 17. FINANCIAL STATEMENTS..............................................  85

ITEM 18. FINANCIAL STATEMENTS..............................................  85

ITEM 19. EXHIBITS..........................................................  86

         UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS ANNUAL REPORT ARE IN UNITED STATES DOLLARS. CERTAIN FINANCIAL INFORMATION SET FORTH HEREIN HAS BEEN PROVIDED IN CANADIAN DOLLARS. AT DECEMBER 31, 2004, THE EXCHANGE RATE BETWEEN THE CANADIAN DOLLAR AND THE US DOLLAR WAS CA $1.00 = US $0.8319.

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

ART's mission is to be a market leader in the development and commercialization of optical imaging systems for the medical and pharmaceutical industries. ART is in the process of bringing to market SoftScan(R), an optical imaging device, which uses the Company's time domain technology to detect, diagnose and characterize breast cancer. This product represents a new imaging solution for the detection, diagnosis and characterization of breast cancer without the adverse consequences associated with more invasive technology. The Company believes that SoftScan(R) also offers a solution to issues relating to quality of care and treatment costs that the medical sector is facing. In order to gain rapid entry into the market for breast cancer detection, diagnostic and characterization devices, SoftScan(R) is initially being introduced as a diagnostic device able to complement other screening and diagnostic technologies, such as digital X-ray, that are designed to detect breast cancer. The Company is also actively pursuing strategic relationships with leading organizations in order to facilitate SoftScan(R)'s early market entry. To date, the Company has entered into strategic alliances or relationships with Massachusetts General Hospital ("MGH") and with the National Optics Institute ("INO"). The Company and GE Healthcare (formerly known as "GE Medical Systems") have also concluded a strategic alliance consisting of an equity investment, an agreement for the development of new optical molecular imaging applications as well as an agreement for the marketing, manufacture and distribution of SoftScan(R). Under the terms of the agreement, ART retains full ownership and control of all of ART's intellectual property and of its technology platform. The Company's imaging technologies are also capable of being leveraged for various applications. The potential demonstrated by time domain optical imaging opened the door to a new and promising field of biomedical applications: molecular imaging. ART has applied this technology to the imaging of small laboratory animals used in the pharmaceutical industry, in order to determine the toxicity of new drugs and to identify their pathways in the bodies of animals, thus providing a tool for improved efficiency and accuracy in drug development. Originally known as "SAMI(TM)", and now known and distributed by GE Healthcare under the name "eXplore Optix(TM)", this new proprietary molecular imaging product was launched in 2003 and was specifically designed to characterize, visualize and measure cellular and molecular processes and pathways in small animals.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

  A.  Selected financial information

The following table sets forth selected historical financial information of the Company for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and each of the previous three years ending April 30th. The information under Statement of Operations and Deficit Data and Balance Sheets Data is derived from the Financial Statements of the Company contained elsewhere in this Annual Report. The information set forth under Other Data is derived from financial information used to prepare the Financial Statements of the Company. The Company's Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and using the U.S. dollar as reporting currency. See note 19 to the financial statements for a reconciliation to U.S. GAAP. The following information should be read in conjunction with, and is qualified in its entirety by "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's "Financial Statements".

STATEMENT OF OPERATIONS AND DEFICIT
Amounts Under Canadian GAAP(a)

                                                                       Eight-month
                                                                          period                        Year ended
                                                        Year ended        ended        --------------------------------------------
                                                       December 31,    December 31,      April 30,       April 30,      April 30,
                                                            2004           2003           2003(b)         2002(b)         2001(b)
                                                       ------------    ------------    ------------    ------------    ------------
SALES                                                  $  1,935,000    $    681,875    $         --    $         --    $         --

Cost of sales                                               915,087         377,744              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------
GROSS MARGIN                                              1,019,913         304,131              --              --              --
OPERATING EXPENSES
Research and development                                  7,511,485       3,491,641       5,734,470       6,284,211       4,637,301
Selling, general and administrative                       3,474,446       2,239,324       2,885,065       3,215,654       3,746,212
Amortization                                                249,627         136,643         138,173         210,328          93,430
                                                       ------------    ------------    ------------    ------------    ------------
                                                         11,235,558       5,867,608       8,757,708       9,701,193       8,476,943
                                                       ------------    ------------    ------------    ------------    ------------
Operating loss                                           10,215,645       5,563,477       8,757,708       9,701,193       8,476,943
Interest expense                                                 --              --             393           3,278           7,695
Interest income                                            (300,221)        (63,384)        (99,674)       (183,826)       (295,215)
Foreign Exchange loss (gain)                                 13,179         331,932         219,065        (175,162)             --
Other expenses                                                   --              --       1,467,621              --              --
                                                       ------------    ------------    ------------    ------------    ------------
Loss from continuing operations before income taxes       9,928,603       5,832,025      10,345,113       9,345,483       8,189,423
Current income taxes recovered                                   --              --      (1,318,668)             --              --
                                                       ------------    ------------    ------------    ------------    ------------
Loss from continuing operations                           9,928,603       5,832,025       9,026,445       9,345,483       8,189,423
Loss (profit) from discontinued operations                       --              --      (2,479,841)      1,536,017       1,675,948
                                                       ------------    ------------    ------------    ------------    ------------
NET LOSS (CANADIAN GAAP)                               $  9,928,603    $  5,832,025    $  6,546,604    $ 10,881,500    $  9,865,371
                                                       ============    ============    ============    ============    ============
Basic and diluted loss per share - from continuing
operations (Canadian GAAP)                             $       0.24    $       0.20    $       0.38    $       0.46    $       0.47
                                                       ============    ============    ============    ============    ============
Basic and diluted earnings (loss) per share from
discontinued operations (Canadian GAAP)                $         --    $         --    $      (0.10)   $       0.08    $       0.09
                                                       ============    ============    ============    ============    ============
Basic and diluted net loss per share (Canadian GAAP)
                                                       $       0.24    $       0.20    $       0.28    $       0.54    $       0.56
                                                       ============    ============    ============    ============    ============

NET LOSS (U.S. GAAP)                                   $ 10,126,100    $  5,998,847    $  6,816,725    $ 12,049,632    $ 11,432,121
                                                       ============    ============    ============    ============    ============
Basic and diluted net loss per share - U.S. GAAP       $       0.25    $       0.20    $       0.29    $       0.60    $       0.65
                                                       ============    ============    ============    ============    ============


---------------------------
(a) In certain respects, Canadian GAAP differs from U.S. GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see note 19 to the Financial Statements.

(b)  See Notes 11 of the Financial Statements

BALANCE SHEET DATA Amounts Under Canadian GAAP(a)

                                    December 31,      December 31,      April 30,      April 30,       April 30,
                                        2004              2003             2003           2002           2001
                                     ----------        ----------       ---------      ---------      ----------
Cash and Term Deposit                   880,748         4,431,520       1,039,298        872,620         254,812
   Short-term investments            10,950,403         4,993,040       3,647,515      2,239,908       5,953,380
   Total assets                      16,764,887        13,704,796       8,032,130      6,115,134      10,498,989
   Shareholders' equity              14,609,814        11,412,392       6,212,899      4,613,936       7,353,947
OTHER DATA
   Working capital                   12,534,875         9,611,990       4,139,946      3,190,683       5,850,180

---------------------------

(a) In certain respects, Canadian GAAP differs from U.S. GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see note 19 to the Financial Statements.

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


UNCERTAINTY OF LIQUIDITY AND CAPITAL REQUIREMENTS

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix(TM) and in the clinical development and trials for SoftScan(R), time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals for its products. In order to meet such capital requirements, the Company may consider collaborative research and development and/or distribution arrangements, and additional public or private financing (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of its particular programs. The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. There can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations. If adequate funds are not available, the Company may have to substantially reduce or eliminate expenditures for research and development, testing, production and marketing of its products, or obtain funds through arrangements with corporate partners that may require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted.

NO ASSURANCE OF SUCCESSFUL DEVELOPMENT

Generally, prospects for companies in the biomedical sector may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as speculative. While eXplore Optix(TM) has now entered the commercialization stage, there can be no assurance that the Company's products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan(R) is still undergoing clinical development, has not yet been approved by regulatory authorities in the relevant jurisdictions, and has not yet been marketed commercially. ART's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

The actual schedules for the SoftScan(R) clinical trials and registration plan could vary significantly from the Company's forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing the SoftScan(R) device to the sites. Any delay in the initiation and completion of the Company's clinical trials could cause the price of our common shares to decline. There can be no assurance that the research and development programs conducted by the Company will result in commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for products currently being developed for the medical industry (such as SoftScan(R)) and to achieve commercial success therein, human clinical trials must demonstrate that the products are safe and that they show efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program.

No assurances can be provided that any future clinical test, if undertaken, will yield favorable results.


NO ASSURANCE OF SUCCESSFUL MANUFACTURING OR MARKETING

The Company has limited experience in large-scale manufacturing and in marketing its new products. Thus, there can be no assurance that such efforts will be successful. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. There can be no assurance that the pharmaceutical and medical sectors will accept the Company's products, even if the Company's products prove to be safe and effective and are approved for marketing by regulatory authorities in the United States, Canada, Europe or other jurisdictions. Market acceptance of the Company's current or future products may also depend upon other factors that are also beyond its control, such as third parties' reimbursement practices (eg. insurance, Medicare and Medicaid) which enable patients to obtain medical treatment payment assistance. There can be no assurance that the Company's products, even in the event that approval is obtained from the FDA and similar regulatory agencies, will meet insurance companies and/or Medicare/Medicaid reimbursement criteria. Moreover, there can be no assurance that the products which the Company's products are intended to complement will be sold at a rate which will enable the Company to introduce its products sufficiently quickly to achieve significant revenues or profitable operations.

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

In addition, the Company may be required to obtain and maintain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If the Company does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. While the Company has entered into certain licenses with respect to the use of patents held by third parties, there can be no assurances that the ownership of such patents will not be challenged. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on such patents or in suits in which the Company attempts to enforce its own patents against other parties.

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

VOLATILITY OF SHARE PRICE

Market prices for securities of technology companies are generally volatile. Factors such as public announcements of technological innovations, new commercial products, patents, the development of proprietary rights by the Company or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concerns over the safety of technology, future sales of securities by the Company or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares. in particular, any delay in the initiation and completion of the SoftScan clinical trials could cause the price of the Company's common shares to decline.

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

INTEREST RATE SENSITIVITY

The Company's investment policy is made of high-grade government, banks and corporate securities with varying maturities usually less than 180 days. The Company does not have a material exposure to interest risks. The Company is also exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on Canadian dollar prime rate.



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

In 1998, ART completed the pre-clinical stage testing of its SoftScan(R) optical breast imaging device and completed an additional series of private placements, which resulted in gross proceeds of US$7.0 million to the Company.

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

In July 1999, ART changed its name to its current name, ART Advanced Research Technologies Inc./ART Recherches et Technologies Avancees Inc.

In March 2000, ART entered into a scientific collaboration agreement with GE Medical Systems (now known as GE Healthcare), a division of General Electric Company and a market leader in the development and distribution of medical diagnostics imaging devices. In October 2000, this scientific collaboration agreement was renewed for an additional six-month period.

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

On June 19, 2001, ART completed a private placement with Oppenheimer Funds, Inc. (U.S.), which resulted in gross proceeds of US$7.5 million to the Company.

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

On September 3, 2002, Ms. Micheline Bouchard succeeded Mr. Serge Huot as President and Chief Executive Officer of ART.

On October 22, 2002, ART concluded a strategic alliance with GE Medical Systems (now known as GE Healthcare), consisting of an equity investment, an agreement for the development of new applications in the field of molecular imaging, as well as an agreement for the marketing, manufacture and distribution of SoftScan(R).

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

Between November 8 and November 15, 2002, ART closed a total of US $7.5 million by way of a private placement (US$2.5 million with Oppenheimer Funds, Inc., US$2.0 million with former President and Chief Executive Officer Serge Huot and US$3.0 million with General Electric Company).

On February 18, 2003, ART announced the appointment of Mr. Benoit La Salle and Mr. Jacques Courville to its Board of Directors. Mr. La Salle succeeded Mr. Bernard Allaire as Chairman of the Board of ART.

On June 9, 2003, ART announced the start of a multi-centre clinical trial for SoftScan(R) with Sunnybrook and Women's College Health Sciences Centre as the first approved clinical site.

On June 18, 2003, ART announced the official commercial launch of its pre-clinical molecular imaging product, SAMITM (now known as eXplore Optix(TM))

In August 2003, ART concluded an agreement under which GE Medical Systems, a unit of General Electric Company, acts as exclusive worldwide distributor for SAMI(TM).

On September 12, 2003, ART announced the change in its financial year-end from April 30 to December 31, effective as of December 31, 2003, to be aligned with most other companies in the bio-optical imaging sector.

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

On December 15, 2003, ART announced that it acquired exclusive worldwide licensing rights to the extensive optical molecular imaging patent portfolio of Dr. Joseph Lakowicz, a world-renowned biochemist and molecular biologist as well as a pioneer in the field of fluorescence spectroscopy.

On December 22, 2003, ART completed a private placement of US$ 658,395.

On January 12, 2004, ART announced the strengthening of its senior executive team by the appointment of Mr. Warren Baker as Chief Operating Officer and Dr. Joseph Kozikowski as Chief Medical Officer of ART.


On March 10, 2004, the Company closed a treasury offering of 7,500,000 Common Shares representing gross proceeds of US$11.3 million, followed by the partial exercise of an over-allotment option on March 19, 2004, which resulted in the issuance of 920,000 additional Common Shares representing additional gross proceeds of US$1.4 million.

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

On June 17, 2004, ART received the Armand-Frappier Foundation 2004 Award in the "Innovation" category.

On July 6, 2004, ART announced the appointment of Dr. Martin Yaffe as Chairman of ART's Scientific Advisory Board.

On July 13, 2004, ART announced the sale of its pre-clinical optical molecular imager, eXplore Optix(TM), to the University of Bergen (UiB), Norway's International University.

On July 20, 2004, ART announced it received its certificate of registration to the International Organization for Standardization ISO 9001:2000 quality management standard.

On September 16, 2004, the Company presented its unique and innovative optical 3D image reconstruction software for the eXplore Optix(TM) at the Society for Molecular Imaging Conference held in Saint-Louis (USA) from September 9 to September 12, 2004. The 3D optical reconstruction software product, which will be distributed by GE Healthcare, extends the unique capability of eXplore Optix(TM) to allow the generation of 3D volume sets of fluorescence data that can be co-registered with other modalities.

On October 19, 2004, ART announced the appointment of an outstanding group of clinical physicians and scientists, considered to be leading experts in the field of breast imaging and radiology, to its Clinical Advisory Board. On November 16, 2004, ART announced the appointment of Mr. George N. Fugelsang to its Board of Directors.

On December 2, 2004, ART announced the selection of the Centre Hospitalier de l'Universite de Montreal (CHUM) and the McGill University Health Centre (MUHC) as the first of its clinical research sites for the conduct of its SoftScan(R) pivotal clinical study in Canada and the United States.

B.  Business Overview

INDUSTRY OVERVIEW

The Company's principal goal is to become a leading provider of optical imaging products for the healthcare and pharmaceutical industries.

Medical Diagnostic Imaging Devices

Diagnostic imaging devices create images of body organs and tissues, in order to assist in the detection and diagnosis of diseases and injuries. These devices represent an important component of health care expenditures and are encountering solid market growth. According to the Frost and Sullivan market study "U.S. Medical Imaging Industry Outlook", the primary factors driving strong growth for the medical imaging industry include greater imaging needs of the aging population, advanced technologies that allow imaging to replace invasive procedures, the introduction of products with increased functionality that draw interest from groups outside of the radiology department, increased digitization, and a movement towards molecular imaging. Worldwide revenues for medical imaging market is expected to grow from US$28.7 billion in 2004 (including US$18.1 billion for imaging equipment alone) to more than US$38 billion in 2008, representing a compound annual growth rate (CAGR) of 7.7%. Within this market, certain segments are expected to grow much more rapidly than the overall market. For example, Frost & Sullivan has estimated that the market for digital X-ray devices that are able to detect and diagnose breast cancer is expected to reach revenues of more than US$337 million in 2007, representing a compound annual growth rate of 56.5% from 2004 to 2007. This growth is expected to be fuelled by the need to replace outdated detection systems and an increased emphasis on early detection of breast cancer in order to avoid the significant costs associated with long-term treatment. By 2007, the digital x-ray mammography market is expected to have completely overtaken analog mammography revenues. As imaging is still primarily used to diagnose, the technology is also increasingly being deployed for early detection, and for intermittent use between treatments to make sure a specific treatment plan is efficacious. Frost & Sullivan confirms that as much as molecular imaging is important today, it will become even more important in the years to come.

Cancer Facts and Figures

According to the National Cancer Institute of Canada ("NCIC"), an estimated 145,500 new cases of cancer and 68,300 deaths from cancer occurred in Canada in 2004. Cancer is the leading cause of premature death in Canada, being responsible of almost 31% of all potential years of life lost. Comparable statistics can be found with respect to the United States. The American Cancer Society ("ACS") expects that about 1,372,910 new cancer cases will be diagnosed in 2005. (These estimates do not include carcinoma in situ - non-invasive cancer
- of any site except urinary bladder, and do not include basal and squamous cell skin cancers.) This year about 570,280 Americans are expected to die of cancer, which represents more than 1,500 people a day. Cancer is the second leading cause of death in the U.S., exceeded only by heart disease. The

National Institutes of Health in the U.S. estimates overall costs for cancer in 2004 at $189.8 billion: $69.4 billion for direct medical costs (total of all health expenditures); $16.9 billion of indirect morbidity costs (costs of lost productivity due to illness); and $103.5 billion for indirect mortality costs (costs of lost productivity due to premature death).

In 2004 the most frequently diagnosed cancers in Canada were expected to be breast cancer for women and prostate cancer for men. According to the World Health Organization ("WHO"), breast cancer is the most common form of cancer among women worldwide. Breast cancer accounts for 29.9% of all new cancer cases in Canadian women and 31.9% in American women and ranks second among cancer deaths in women in Canada and ranks third in the U.S. In the United States, an estimated 211,240 new invasive cases of breast cancer are expected to occur among women during 2005 and about 1,690 new cases are expected in men in 2005. An estimated 40,870 deaths (40,410 women, 460 men) are anticipated from breast cancer in 2005 in the U.S. In addition to invasive breast cancer, 58,490 new cases of in situ breast cancer are expected to occur among women during 2005. Likewise in Canada, an estimated 21,200 new cases of breast cancer were expected to occur among women and about 145 new cases were expected in men in 2004. The NCIC estimates that during their lifetimes, 1 in 9 women are expected to develop breast cancer and 1 in 27 women are expected to die from it.

Breast cancer death rates have declined steadily since 1986. In fact, the most recent data shows the breast cancer death rate to be at its lowest since 1950 in Canada. Following a small but steady annual increase over three decades, breast cancer incidence among women levelled off in 1993 in Canada. This pattern of divergent trends is consistent with the benefits being achieved through screening programs and improved treatments. Similar trends have also been reported in the U.S. by the National Cancer Institute ("NCI").

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

Such findings - combined with pressure from a variety of sources including women's action groups - have led health care systems across the globe to put more emphasis on early detection and screening. A woman's chances of surviving breast cancer improve tremendously with early diagnosis. According to the ACS, the five-year survival rate decreases from 97.5% to 80.4% after the cancer has spread to the lymph nodes, and to 25.5% after it has spread to other organs such as the lung, liver, or brain. As well, early detection can reduce the need for biopsies and surgery, reduce the debilitating effects of therapy and reduce the cost of treatment. However, according to the ACS, traditional mammography devices do not detect, on an average, 10-15% of breast cancers. Therefore, the demand for more effective diagnostic devices, as well as for more screening is expected to grow. The WHO states that if facilities are available, screening by mammography alone
- with or without physical examination of the breasts, plus follow-up of individuals with positive or suspicious findings - will reduce mortality from breast cancer by up to one-third among women aged 50-69 years.

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

Spending in the health care sector has risen dramatically in recent years. According to the U.S. Centers for Medicare & Medicaid Services, health care expenditures in the United States should increase more than seven times between 1980 and 2004, increasing from US$245.8 billion to approximately US$1.79 trillion. The United States and Canada are estimated to be among the world's top five per capita spenders on health care. As a result, purchasers of medical diagnostic imaging devices in North America, which include hospitals, group purchasing organizations, specialized imaging centers, research institutes and medical clinics, are striving to reduce costs while offering superior service to patients. They are demanding devices that provide the most complete information possible, that are reliable and that are safe for both patient and doctor.

Diagnostic Mammography Devices

Current methods of detecting breast cancer typically include physical examination by the patient or a medical professional and conventional X-ray mammography. Conventional X-ray mammography is commonly used for both routine breast cancer screening and as a diagnostic tool. A mammogram based on this technology produces an image on film of the internal structure of the breast that is intended to display lesions as white spots against the black and/or white background of normal tissue. If a suspicious lesion is identified, or if other breast cancer symptoms are present, an additional diagnostic mammography is typically ordered. In a diagnostic mammogram, radiologists seek to analyze suspicious lesions. However, a conventional X-ray mammogram has only a limited ability to identify early stage tumors or tumors in women with radio dense breast tissues (most women have radiologically dense breast tissues). The limitations to conventional X-ray technology means that radiologists frequently have difficulty in differentiating between malignant and benign tumors.

If a radiologist cannot reach a conclusion on the nature of the lesion or tumor, an ultrasound exam is often required. To determine if a lesion is malignant or benign, a breast biopsy will typically be performed on the potentially malignant tissue. In the United States there are approximately 33 million screening mammography procedures conducted annually, of which some 3.3 million require additional testing and 8% to 10% of these will require a biopsy. A biopsy involves the use of a needle or surgery in order to remove fluid or fragments of tissue.

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

Some companies in the X-ray mammography field are developing or offering digital X-ray systems that are expected to overcome some of the limitations inherent in conventional X-ray technology. Digital X-ray does not print images on photographic film. Instead, images are captured electronically and viewed on a computer monitor. This permits the radiologist to change magnification, brightness and contrast after the image is produced in order to show cancers more clearly. It also means that the image can be transmitted electronically and does not require costly processing associated with film. While digital X-ray systems represent an improvement over conventional X-ray and are therefore likely to gain market acceptance, they will not eliminate all of the limitations associated with X-ray technology. For example, digital X-ray still requires ionizing radiation and painful compression, and has a limited ability to image dense breast tissue. This is because digital X-ray systems are only an enhanced version of the existing conventional X-ray technology. In order to reduce costs and the pain and suffering of patients along with improving the early detection of cancer, a new technology is needed. The Company believes that its time domain based imaging solution, SoftScan(R), offers an improved solution that will address the limitations of both conventional and digital X-ray systems.

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

Recent advances in laser technologies and semiconductor detectors, coupled with powerful new software algorithms, now permit the development of more accurate detection and diagnostic systems. These next generation optical digital systems are not limited to providing a two-dimensional image that is dependent on the processing of film, but are instead able to produce a computer generated image of human tissue. The new technologies that underlie optical digital imaging include: continuous wave imaging, frequency domain imaging and time domain imaging. Continuous wave imaging uses a laser source with a continuous output and a solid-state detector which monitors signal strength. Frequency domain imaging uses the same type of laser source but an alternating signal modulates the intensity of the laser's output. Time domain based digital imaging technology uses a laser to produce high peak energy pulses of very short duration with a high repetition rate and a detector to measure signal strength over time.

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


                             BUSINESS OF THE COMPANY
Corporate Strategy

The Company's principal goal is to become a leading provider of optical imaging products for the healthcare and pharmaceutical industries. In order to achieve this goal, the Company's strategy is to:

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

PURSUE HIGH GROWTH SEGMENTS WITHIN THE BIOMEDICAL IMAGING MARKET

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


Corporate Objectives

ART's mission is to be recognized a market leader in the development and commercialization of optical imaging systems for the healthcare and pharmaceutical sectors. The Company has set short, medium and long-term objectives in order to reach its goal of becoming a leading provider of optical imaging solutions to the biomedical sector. In the short-term, the Company intends to complete clinical trials for SoftScan(R) in accordance with its regulatory strategy which seeks to obtain approval for SoftScan(R) as an adjunct diagnostic device to X-ray mammography as a first clinical indication. At the same time, the Company will pursue the commercialization of its eXplore Optix(TM) device through its exclusive worldwide distributor, GE Healthcare. Its pre-clinical optical imaging technology has been brought to market quickly because it is not used on humans and did not require regulatory approvals by health authorities. The Company anticipates that revenues generated from this first commercial application for small animals could assist in funding further research to adapt optical molecular imaging for human applications. In the medium-term, the Company plans to secure regulatory approval for SoftScan(R) in Canada and in the United States, and thereafter in Europe. The Company will proceed to commercialize SoftScan(R) as soon as it has obtained approval for its first indication.

The Company will continue its research and development program with the long-term objective of developing and commercializing new technologies and additional products that fit with the Company's vision and mission and that complement or add to its product line.

THE COMPANY'S PRODUCTS

SOFTSCAN(R)

Overview

         ART has developed SoftScan(R), a device used for detecting, characterizing and diagnosing breast diseases. SoftScan(R) uses time domain optical imaging technology, which the Company believes is the most promising technology for purposes of detecting, characterizing and diagnosing breast cancer. SoftScan(R) is designed to help address a critical and unmet need in breast tissue analysis: the need for a device that provides functional and physiological information about a tumor. Furthermore, SoftScan(R) is also expected to be effective for imaging and diagnosing diseases in radiologically dense breasts, which represent a large population, particularly of young women, which also comprises a large proportion of pre-menopausal women. It is essential to be able to provide an effective imaging solution for this segment of the population since the younger a woman, the more devastating breast cancer will be if undetected.

Using SoftScan(R), the Company believes that medical practitioners will be able to obtain data about key aspects of breast cancer which were not previously available simultaneously, such as angiogenesis and hyper metabolism.

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

Some of the key anticipated advantages are set out below.

GROUP                            ANTICIPATED ADVANTAGES
----------------------------     ----------------------------------------------------------
Patients                         o   No painful compression of breast.
                                 o   No harmful ionizing radiation.
                                 o   Early characterization of anomalies.
                                 o   Improved diagnosis.
                                 o   Improved quality of care; and
                                 o   Reduction in need for painful biopsies.
----------------------------     -----------------------------------------------------------
Medical Practitioners            o   Higher degree of precision in diagnosis and treatment.
                                 o   Ability to image the breast and part of the axillary
                                     area (area between the breast and armpit).
                                 o   Ability to image patients as many times as needed,
                                     without ionization.

GROUP                            ANTICIPATED ADVANTAGES
----------------------------     ----------------------------------------------------------
                                 o   Ability to image patients
                                          (i)   with radio-dense breast tissue,
                                          (ii)  who have had breast surgery,
                                          (iii) and who are on hormonal replacement therapy.
                                 o   Ability to distinguish malignant from benign tumors.
                                 o   Ability to monitor breast cancer treatments; and
                                 o   Ability to tailor treatment to individual needs.
---------------------------      ------------------------------------------------------------
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

The result is a functional map that provides information about blood volume and blood oxygen content that traditional anatomical imaging modalities do not generate. Moreover SoftScan(R)'s time domain optical technology captures a greater amount and quality of data than other optical imaging technologies, including those based on continuous wave technology. Continuous wave optical technology is not able to separate light scattering and absorption coefficients because it predominantly provides surface tissue information, as opposed to time domain optical technology which obtains information from deeper tissue. The Company believes that SoftScan(R)'s ability to determine whether lesions are malignant or benign at an earlier stage through functional imaging will offer a solution to the limitations inherent in other technologies.

The addition of functional information in the clinical process is an important development. This is because functional data provided by SoftScan(R) enables a medical practitioner to qualify several of the parameters which often accompany cancer such as increased tissue blood supply due to angiogenesis, which is the formation of new small blood vessels; and the low oxygen saturation of this blood due to a localized increase in metabolic activity generated by a cancer's rapid growth. Also, the scatter component recovered through SoftScan(R)'s time domain optical imaging technology should provide an indication of the changes in the microscopic structure of the tissues and blood vessels that are affected by the onset of cancer. SoftScan(R) will therefore enable practitioners to identify key aspects of breast cancer simultaneously, thereby facilitating the determination of whether a tumor is malignant or benign.

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

Strategic Alliances

To facilitate early market entry, the Company seeks strategic alliances with market leaders who could be instrumental in bringing the Company's product to market quickly and efficiently through a well developed and extensive distribution capability. The Company expects that global medical market leaders offering a range of screening and diagnostic devices will wish to enhance their own competitive position by being able to offer cutting edge imaging devices that complement new detection devices such as digital X-ray.

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

The Company has initiated informal discussions with the FDA and will continue to do so, thus ensuring that the most efficient approach to regulatory approval is agreed upon. In May 2004, the Company announced - following discussions with the FDA - that it will participate in the FDA's STED Pilot Program with a submission to have its SoftScan(R) breast imaging system reviewed and approved under a harmonized format. The FDA's STED Pilot Program is a voluntary pilot premarket review program that is expected to reduce the burden on manufacturers who face conflicting premarket submission format and content requirements in different countries. The program's focus is the harmonized premarket submission format and content known as "Summary Technical Documentation for Demonstrating Conformity to the Essential Principles of Safety and Performance of Medical Devices ("STED") developed by the Global Harmonization Task Force ("GHTF"), a voluntary international group comprised of device regulatory officials and industry representatives from the five founding members, namely the United States, Canada, Australia, the European Union, and Japan. A major objective of GHTF is the harmonization of regulatory systems to reduce the regulatory burden on regulated industry, and the GHTF believes that achieving this objective will bring added efficiency to the device review process. This globally harmonized regulatory review process is expected to bring added efficiency to SoftScan(R)'s review process, enable ART to gain market entry with SoftScan(R) in a more cost-effective manner and enable SoftScan(R) to be available more quickly to the international community.

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

In September 2000, a second pilot study was completed in Quebec City. Thirty-one
(31) subjects were scanned according to a pre-determined methodology. The primary purpose of this study was to evaluate SoftScan(R)'s effectiveness in capturing and analyzing the variations in optical parameters caused by breast lesions, both benign and malignant. In addition, the study evaluated SoftScan(R)'s effectiveness in capturing and analyzing the variations in optical parameters in radiologically dense breasts, in breasts where surgery has been performed, and in breast of women on hormone replacement therapy. SoftScan(R) effectively imaged a variety of breast characteristics and disease conditions, including cysts, solid benign lesions, and malignant lesions. Furthermore, no adverse events were reported during the study.

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

Ongoing Studies

In June 2003, a multi-centre clinical study was initiated in collaboration with Sunnybrook and Women's College Health Sciences Centre, and with Ottawa Regional Women's Breast Health Centre. On December 2, 2004, the Company announced the selection of the Centre Hospitalier de l'Universite de Montreal (CHUM) and the McGill University Health Centre (MUHC) as the first of ART's clinical research sites for the conduct of its SoftScan(R) pivotal clinical study.

Based on past industry experience, the Company expects that marketing clearance may be granted in Canada and possibly Europe before it is granted in the United States. The following chart sets out the steps through which the Company currently anticipates SoftScan(R) will proceed.



                                                                                                             FDA/TPD/
                    PILOT STUDY          ENGINEERING      CLINICAL VALIDATION (TISSUE      CLINICAL          EUROPEAN
                    (CONTROLLED)           STUDIES         CHARACTERIZATION) STUDIES    PIVOTAL STUDIES     AUTHORITIES
--------------- --------------------- ------------------- ----------------------------- ---------------- ------------------
PURPOSE         Evaluate safety and   Validate design     Demonstrate clear diagnosis   Verify safety    Review process
                effectiveness in      changes and         regardless of breast          and              and approval.
                patient volunteers.   optimize            characteristics of various    effectiveness
                                      performance in      patient volunteers.           in patient
                                      order to improve                                  volunteers.
                                      data quality,
                                      reduce scan time
                                      and improve
                                      breast coverage.
--------------- --------------------- ------------------- ----------------------------- ---------------- ------------------
                                                                                        Expected to
TIME FRAME       Completed in 2000.    Completed in 2004.  Ongoing since 2003.          start in 2005.   Expected in 2006.
--------------- --------------------- ------------------- ----------------------------- ---------------- ------------------

In addition to becoming compliant with the FDA's Quality System Regulation, the Company is also seeking to achieve compliance with international standards such as ISO 13485 and EN 46001 (Quality System - Particular Requirements for Medical Devices).

Timing of Regulatory Approval Basis

The Company expects to initiate its pivotal trial in 2005. Regulatory applications will then be submitted in the United States, Canada and Europe. The Company expects to file for regulatory approval for its SoftScan(R) optical breast imaging device in most of these jurisdictions starting in late 2005 or early 2006. While the Company believes that this is a reasonable timeframe, there can be no assurance that the Company will successfully adhere to this schedule due to the unforseeability of the regulatory approval process. Among other matters, regulatory authorities may require additional pre-clinical and clinical data than what is initially submitted by the Company and may reject or disallow the Company's claims and conclusions.

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

According to the American Cancer Society, it is estimated that in the United States over 211,000 women will be diagnosed with breast cancer this year. In the United States, breast cancer kills more than 40,000 women every year. In Canada, it is estimated that more than 21,000 women per year will be diagnosed with breast cancer and that over 5,200 women died of breast cancer in 2004. Over the years, the ability to treat breast cancer has improved; the five-year survival rate for localized breast cancer has increased from 72% in the 1940s to nearly 97.5% today. However, if the breast cancer has spread regionally, the survival rate is 80.4% and if it has metastasized, the survival rate falls to 25.5%. In other words, survival is ultimately dependent on when the cancer is first diagnosed: the earlier it is diagnosed, the better the chances that a woman will have a longer life. Furthermore, the more accurately tumors can be targeted and characterized and the more efficiently the effects of treatment can be determined, the more effectively breast cancer can be treated. The Company believes that functional imaging can play a new and important role in detecting, diagnosing and characterizing tumors and in characterizing the course of cancer treatment.

In recent years there has been significant consolidation in the U.S. health care sector. In particular, distribution channels have seen hospitals join together to form integrated health networks and have also seen the growth of major group purchasing organizations ("GPOs") that purchase medical devices and other medical equipment and drugs. Overall, about 72 % of purchases that hospitals in the United States make are done using GPO contracts. The Company believes that GPOs will continue to dominate spending for medical equipment and drugs. Furthermore, the Company believes that because GPOs have very large budgets that cover expenditures ranging from devices designed to detect cancer to devices and drugs designed to treat cancer, they are prepared to make additional investments in devices designed to detect, diagnose and characterize cancer more effectively if it means that the cost of doing so will be more than offset by a reduction in expenditure on devices and drugs used to treat cancer. The Company believes that SoftScan(R)'s ability to detect, diagnose and characterize cancer more effectively than other technologies will provide compelling economic and clinical logic for GPOs and other purchasers to invest in this technology.

Marketing and Distribution

The Company's marketing and distribution strategy is two-fold: the first component is linked to its regulatory strategy, which is designed to give it a "first to market" advantage and to ensure broad distribution and market acceptance. On October 22, 2002, ART and GE Medical Systems (now known as GE Healthcare), a unit of General Electric Company, signed a series of multi-year strategic financial, R&D, manufacturing and commercial alliance agreements. Under the SoftScan(R) Commercial Alliance Agreement (the "SoftScan(R) Agreement"), GE Healthcare will manufacture and distribute globally SoftScan(R) as of the full-production phase (the phase following the clinical and pre-production phases). Prior to the full-production phase, ART will manufacture the SoftScan(R) device. During the pre-production phase, GE Healthcare's specialists will receive SoftScan(R) specific training in order to prepare for commercialization, with a focus on using GE Healthcare's distribution channels. The further commercial terms of the SoftScan(R) Agreement will be negotiated once regulatory approval for the SoftScan(R) device has been obtained. Under the Research and Development Alliance Agreement, GE Healthcare and ART will jointly collaborate on research and development projects in the field of optical molecular imaging. Also, GE Healthcare agreed to make an investment of US$3.0 million in the share capital of ART. The closing of this investment occurred on November 15, 2002, and was effected by way of private placement.

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

The Company believes that optical imaging techniques are particularly suited for molecular imaging. In addition to eXplore Optix(TM), ART's proprietary time domain technology platform has a number of medical applications, including an optical breast imaging device (SoftScan(R)) currently under development. SoftScan(R) can provide functional information about tissue perfusion and blood oxygenation levels. SoftScan(R) must still obtain regulatory approval before it is available to the market. Since eXplore Optix(TM) is classified as laboratory equipment, it does not face the same regulatory hurdles as its human counterpart, SoftScan(R).

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

In particular, the Company believes that eXplore Optix(TM) can significantly improve research practices and that the advantages to the pharmaceutical industry are important. Specifically, this small animal imaging device can obtain important pharmacokinetic data from small animal pre-clinical trials. ART believes that eXplore Optix(TM) can diminish the costs relating to the testing of small animals, as an animal can be scanned by eXplore Optix(TM) several times a day without being harmed. This in turn permits the analysis of a greater number of different drug targets subjected to different drug candidates. Perhaps most importantly, the use of eXplore Optix(TM) can improve the quality of small animal pre-clinical trials. These factors all speed the time to market for drugs. The information from small animal trials will accelerate the screening of new drugs entering human trials, thus potentially saving millions for the pharmaceutical industry, especially in the United States where the FDA is requiring more extensive safety data sets for new drug applications, rising clinical development costs. The information can be used to further knowledge about the drugs that fail, and thus prevent even more flawed drugs from entering expensive animal or human trials.

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

Technology


eXplore Optix(TM) is based on ART's optical imaging platform and enables an extensive characterization of fluorescent material embedded in organic tissue. The innovative design uses the dynamics of time domain light detection to extract a wealth of data from each set of measurements providing quantitative information. eXplore Optix(TM) does not use ionizing radiation or radioactive probes. Instead, eXplore Optix(TM) relies on the injection of fluorescent probes, which are safe, sensitive, and can be specifically conjugated to small molecules, antibodies, and proteins. In addition, eXplore Optix(TM) provides the potential for very high sensitivity (for example, nanomolar concentrations at depths of 10-15 mm in tissue with similar optical properties as breast).

The key features of the device, which the Company feels are valuable to the industry, are listed below:

         - In vivo visualization of fluorescence intensity and lifetime;
         - Longitudinal studies of disease progression and regression in mice and rats;
         - Quantitative localization of depth and concentration;
         - Depth sensitivity for biodistribution and pharmacokinetics.

In addition to the eXplore Optix(TM) device, which has a single wavelength excitation capability, the Company spent development efforts in 2004 on two other products. The first is a next generation eXplore Optix(TM) device, which incorporates multiple excitation wavelengths (up to four (4) lasers), thereby expanding the number of fluorescent agents and applications that can be studied. A product transition to the multiwavelength configuration is planned for early 2005. The second product under development is a software product that will offer expanded data processing capabilities and 3D (tomography) visualization capabilities from raw data collected on eXplore Optix(TM) devices.


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

Marketing and Distribution

From January 2003 through May 2003 inclusively, four large pharmaceutical companies and research centres were involved in the beta testing of eXplore Optix(TM) (originally known as "SAMI(TM)").

On June 18, 2003, ART announced the official commercial launch of eXplore Optix(TM), ART's pre-clinical molecular imager.

In August 2003, the Company concluded an agreement under which GE Medical Systems (now known as GE Healthcare) acts as exclusive worldwide distributor for ART's eXplore Optix(TM) pre-clinical molecular imaging device. Under this agreement, GE Healthcare purchases eXplore Optix(TM) units from ART and ART retains manufacturing and sourcing for all eXplore Optix(TM) units sold through GE Healthcare. ART also retains all rights to the technology and intellectual property. GE Healthcare is responsible for sales, distribution, training, marketing and after-sales service.

On September 19, 2003, ART announced the first sale of eXplore Optix(TM) , to the National Institutes of Health (NIH) in the United States.

On October 20, 2003, ART announced the sale of eXplore Optix(TM), to Novartis Pharma AG.

On December 8, 2003, the Company announced the continued success of its commercialization efforts with additional sales of its SAMITM pre-clinical optical molecular imager to the pharmaceutical and academic research sectors, and a change in the name under which the SAMITM product will be distributed to "eXplore Optix(TM)".

On March 29, 2004, the Company presented results of in vivo studies demonstrating the high quantitation and high sensitivity capabilities of eXplore Optix(TM) in the nanomolar range at the Annual Meeting of the American Association for Cancer Research. These in vivo studies demonstrated subnanomole fluorophore quantity detection capabilities at a depth of between 10 and 15 mm. Furthermore, volumetric reconstruction of this time-domain data was also achieved.

On March 30, 2004, ART presented at the Annual Meeting of the Academy of Molecular Imaging the results of a study demonstrating the high quantitation, precise three-dimensional localization, and fluorescence lifetime in vivo capabilities of the eXplore Optix(TM) system in the murine animal model. The results of a second study were also presented which demonstrated the system's abilities to localize and discriminate between multiple endogenous and exogenous molecules. Time-domain resolution of fluorescent lifetimes as small as 0.2 nanoseconds was achieved.

On June 2, 2004, ART and LAB Preclinical Research International Inc., a preclinical contract research organization based in Laval, Canada, announced the signing of an agreement under which LAB Preclinical Research International Inc. acts as a preclinical demonstration site and provide real-time testing and evaluation of ART's eXplore Optix(TM) time-domain small animal molecular imaging system.

On July 13, 2004, ART announced the sale of eXplore Optix(TM) to the University of Bergen (UiB), Norway's International University.

On September 16, 2004, the Company presented a unique and innovative optical 3D image reconstruction software for the eXplore Optix(TM) at the Society for Molecular Imaging Conference held in Saint-Louis (USA) from September 9 to September 12, 2004. The 3D optical reconstruction software product extends the unique capability of eXplore Optix to allow the generation of 3D volume sets of fluorescence data that can be co-registered with other modalities.

On October 8, 2004, ART reported that four (4) of the world's top ten multinational pharmaceutical companies had as of that date selected eXplore Optix(TM) and that ART had sold eleven (11) systems over the preceding eleven
(11) months.



Competition

Many of the imaging technologies, such as nuclear imaging, magnetic resonance imaging, computed tomography and ultrasound, originally developed for human use, have recently been scaled down to allow imaging in small animals, particularly mice.

                      eXplore Optix(TM) Competition
                      -----------------------------------------------------------------------------------------------------------
                                                                USER REQUIREMENTS
                      -----------------------------------------------------------------------------------------------------------
                                                  No
                                              ionizing             Fluore-                     Real/
                                               radiation           scence                      Time   Cost       User-    Acquisi-
                      Funct-  Target-  Anato-  or radio-            Life-   Quanti  Pharmaco-   In    Effec-    friend-    tion
MODALITY              ional    ed(1)   mical  activity(2)  Depth    time    tative  kinetics   vivo  tiveness   liness     time
---------------------------------------------------------------------------------------------------------------------------------
OPTICAL      TD*        x        x                 x         x        x        x        x        x       x        x          x
IMAGING     ---------------------------------------------------------------------------------------------------------------------
             CW**       x        x                 x         ~                          x        x       x        x          x
---------------------------------------------------------------------------------------------------------------------------------
NUCLEAR IMAGING         x        x                           x                 x        x        x                x          x
---------------------------------------------------------------------------------------------------------------------------------
ULTRASOUND IMAGING      ~                 x        x         x                                   x       x                   x
---------------------------------------------------------------------------------------------------------------------------------
MAGNETIC RESONANCE
IMAGING                 ~                 x        x         x                 x                 x                x
---------------------------------------------------------------------------------------------------------------------------------
COMPUTED
TOMOGRAPHY              ~                 x                  x                 x                 x       x        x          x
---------------------------------------------------------------------------------------------------------------------------------

1:   targeted exogenous chromophores

2: ionizing radiation and radioactivity limits the use of an animal in longitudinal studies

*:   Time Domain Technology

**:  Continuous Wave Technology

Unique Benefits of the Time Domain Optical Imaging Strategy:

o    Surface information of the embedded fluorescent material.

o    Depth information of the embedded fluorescent material.

     The temporal information (TPSF) contained in the signal enables quantification of inclusion depth. The CW intensity measurement includes all photons, whereas time domain temporally discriminates photons, which have probed different depths, resulting in greater depth sensitivity.

o    Recovery of fluorophore relative concentration.

     Depth information leads to recovery of fluorophore relative concentration when the data is reconstructed in post-processing.

o    3D localization.

     Due to the temporal dimension in time domain measurements, the signal contains volumetric information about the tissue, thus 3D localization can be achieved.

o    Fluorescence lifetime.

     This can allow the distinction between different fluorescent materials. Furthermore, with an appropriately designed probe, changes in fluorescence lifetime occur with varying tissue properties such as pH, oxygenation level and calcium levels, and can thus be used to establish those properties.

Revenues

The Company recorded sales of US$1,935,000 during the year ended December 31, 2004, as compared to US$681,875 during the eight-month period ended December 31, 2003 and as compared to none in the year ended April 30, 2003. These revenues came from the sales of eXplore Optix(TM) units to clients from the biomedical research and pharmaceutical sectors.



RESEARCH AND DEVELOPMENT

The Company conducts the majority of its research and development activities in-house. The Company has assembled a core team of high-level scientists, most of whom hold specialized doctorates in the fields of biomedical imaging, medical engineering, electro-optics, spectroscopy and modelling. As of December 31, 2004, the Company had 49 employees directly engaged in research, development, production, customer support and engineering work with respect to SoftScan(R) and molecular imaging related products. The Company's in-house research and development efforts are focused primarily on completing the development of SoftScan(R) and researching new applications for its proprietary technology.

In addition to its in-house research program, the Company collaborates with academic and research institutions, including the INO, which is working with the Company on the SoftScan(R) project and other related projects, to support research in areas of interest to the Company.

Since inception up to December 31, 2004, the Company has invested approximately US$35.9 million into the development of its proprietary time domain optical technology gross of investment tax credits (US$3.8 million). The Company has been able to control its research and development costs as a result of the following factors: (i) extensive in-house expertise; (ii) strong collaboration agreements with leading research institutions; and (iii) its ability to leverage effectively its knowledge of applications of optical imaging technologies (iv) its utilization of an ISO compliant Quality Management System.



QUALITY MANAGEMENT

ART's goal and strategy is to ensure customer satisfaction, regulatory compliance, and product quality by:

o Implementing and maintaining an effective and efficient Quality Management System;

o Achieving compliance to recognized quality management standards and regulations.

To support the commercial introduction and sale of its small animal molecular imager (eXplore Optix(TM)), ART has successfully achieved ISO 9001:2000 (Quality Management System - Requirements) certification of its Quality Management System
(QMS). This certification is part of an incremental approach to ART's QMS implementation. It serves as a stepping-stone for the continued implementation of new management standards and regulations in order to achieve regulatory compliance and market approval for ART's medical device (SoftScan(R)).

To achieve successful regulatory approval of the SoftScan(R) device, ART's QMS will comply with medical device regulations of the United States (governed by the Food & Drug Administration), Canada (governed by Health Canada) and countries of the European Union (governed by the respective competent authorities).

For FDA approval, the Company is required to comply with the Code of Federal Regulation Title 21, Part 820 (Quality System Regulation). For approval by Health Canada and European authorities, the Company is required to comply with ISO 13485 (Medical Devices - Quality management system - Requirements for regulatory purposes).



PRODUCT DEVELOPMENT

The Company continually evaluates the likelihood and ease with which complementary products, derived from its core technology or from existing products, can be identified, developed and introduced. For instance, SoftScan(R)'s ability to identify and differentiate between various anomalies within human tissues has led the Company to look at other possible medical applications. The development of additional products that fit with the Company's vision and mission are an integral part of the Company's strategy. When the Company is prepared to expand its current addressed markets and wishes to pursue new products, a new product development team is formed and authorized by the Executive Management team to identify specific new market opportunities for our technologies. This team uses and develops various internal and external sources of ideas, concepts and innovations to further develop existing products as well as novel electro-optic technologies aimed at the bio-medical sector. The Company has established a New Product Development process, which it has expanded into a full Product Life Cycle process that takes into account market potential, technology and business factors.

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

SCIENTIFIC ADVISORY BOARD

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

         Britton Chance -- Dr. Chance received two Ph.D.s - the first in Physical Chemistry from the University of Pennsylvania in 1940, and the second in Biology from Cambridge University in 1942, as a Guggenheim Fellow. From 1942 to 1946 he worked at the MIT Radiation Laboratory, where he helped develop advanced radar systems and the Norden Bomb Sight. From 1949 until 1983 he headed the Johnson Research Foundation, as well as the Department of Biophysics and Physical Biochemistry at the University of Pennsylvania's School of Medicine, where he focused his work on the basic understanding of cell energetics. He published more than 600 refereed papers. He is founder and President of Non-Invasive Technology Inc., the holding company for his many optical imaging patents. Dr. Chance is Professor Emeritus in the Departments of Biochemistry/Biophysics at the University of Pennsylvania.

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

         Daniel Kopans -- Dr. Kopans is Chairman of the Clinical Advisory Board. A brief biography of Dr. Kopans is included below in the section entitled "Clinical Advisory Board".

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

         Martin Yaffe (Chairman) -- Dr. Yaffe holds a doctorate in Medical Biophysics from the University of Toronto, where he conducts his research. He is a renowned specialist in medical imaging, more specifically in the early detection of breast cancer and chairs the Committee on Mammographic Image Quality for the International Commission on Radiological Units (ICRU). Dr. Yaffe has been working toward advancing research in the early detection of breast cancer since the start of his career, and has been involved in many important initiatives intended to improve related technologies. Among other things, he is chairman of the ICRU Report Committee on Mammography. He also serves on several committees of the American College of Radiology. Professor and researcher in Medical Biophysics at the University of Toronto, Dr. Yaffe is currently Senior Scientist in Imaging/Bioengineering Research at the Sunnybrook & Women's College Health Sciences Centre in Toronto and a Consultant Physicist for the Ontario Breast Screening Program. Dr. Yaffe has authored many scientific communications and conferences and acts as reviewer for numerous scientific publications, including Medical Physics and the International Journal of Radiation Oncology. He is co-author of the recently published book: Digital Mammography.

CLINICAL ADVISORY BOARD


The Company has established a Clinical Advisory Board ("CAB") composed of clinical physicians and scientists who provide clinical advice and medical expertise to ART on an ongoing basis. The principal objective of the CAB is to have these leading experts in the field of breast imaging and radiology contribute to, and support, the implementation of the clinical development program for the Company's SoftScan(R) breast optical imaging device. The CAB is regularly informed of the Company's clinical research, strategy and medical product developments. The CAB provides feedback and ideas intended to accelerate the regulatory approval and reimbursement process and reduce time-to-revenue. The CAB also fulfills the role of external advisors involved in reviewing clinical data, product positioning and plans.

The Company currently has six members on its Clinical Advisory Board. The individuals are the following:

         Daniel Kopans (Chairman) -- Dr. Kopans is an honors graduate from Harvard College and he received his M.D. from the Harvard Medical School, where he graduated as a member of the Alpha Omega Alpha honors society. He is Professor of Radiology at the Harvard Medical School of Harvard University and has been the Director of the Breast Imaging Division at the Massachusetts General Hospital (MGH) since 1978, soon after completing his residency training in Diagnostic Radiology at MGH. Dr. Kopans has taught and written widely on all facets of breast imaging and is an expert in all aspects of breast cancer detection and diagnosis. He leads efforts in the investigation of methods for improving breast cancer detection and diagnosis including digital mammography, magnetic resonance imaging (MRI) of the breast, ultrasound, and nuclear medicine. He is a leading authority on breast cancer screening. Inventor, author, investigator, and educator, Dr. Kopans has authored more than 160 peer-reviewed articles on breast cancer detection and diagnosis. He is the author of a textbook on breast imaging that is now in its second edition (Breast Imaging,
         Philadelphia: Lippincott-Raven Publishers, 1998) and is one of the standards in the field.

         Jessica W.T. Leung -- MD, Assistant Professor in Residence, Division of Breast Imaging, Department of Radiology, UCSF Medical Center, University of California, San Francisco, USA. Dr. Leung has helped lead advancements in clinical breast imaging, mammography, ultrasound, MRI, and percutaneous breast biopsy techniques. She received her medical training at Harvard University.

         Lawrence W. Margolis -- MD, FACR, Clinical Professor Emeritus, Department of Radiation Oncology and Dermatology, University of California, San Francisco, USA. Dr. Margolis has received the honor of "Best Doctor in America" four times and his research experience includes evaluation of biomarkers in DCIS (Ductal carcinoma in situ) and the use of MRI after neoadjuvant clinical therapy. He is an active member of numerous societies including the ACS and NIH.

         Mark D. Novick -- MD, has broad clinical and business experience in breast imaging modalities including MRI, digital mammography, ultrasound, and breast biopsy. He is the medical director, lead interpreting radiologist, and owner and operator of five outpatient breast imaging centers in New York City, USA, and the surrounding areas.

         Alfred B. Watson, Jr. -- MD, MPH, FACR, FACPM, Professor of Radiology, Professor of Physical Medicine and Rehabilitation, Assistant Program Director, Diagnostic Radiology Residency, Assistant Program Director, Transitional Residency Program and Coordinator of Radiology Medical Student Education at Baylor College of Medicine, Texas Medical Center, Houston, USA. Dr. Watson is Chief of Diagnostic Radiology at BCM Affiliated Community Health Clinics and has extensive experience in various breast imaging modalities, including mammography and ultrasound, for the screening, diagnosis, and treatment of breast cancer. He has published numerous articles in medical imaging and has been member or chair of several educational and clinical advisory committees.

         Martin Yaffe -- Dr. Yaffe is Chairman of the Scientific Advisory Committee. A brief biography of Dr. Yaffe is included in the previous section entitled "Scientific Advisory Committee".



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

         Brian Levitt -- Mr. Levitt is Partner and Co-Chair of Osler, Hoskin & Harcourt LLP, one of Canada's leading law firms specializing in business law, tax, litigation, competition and antitrust. Mr. Levitt was President of Imasco Limited from 1991 to 2000. From 1976 to 1991, he was successively Associate and Partner at Osler, Hoskin & Harcourt LLP. Mr. Levitt is a director of a number of Canadian companies such as BCE Inc., Bell Globemedia Inc. and Domtar Inc. He holds degrees in Applied Science (B.A.Sc.) and in Law (LL.B.) from the University of Toronto. Mr. Levitt was called to the Ontario Bar in 1975 and the Quebec Bar in 2001.

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

In the biomedical field, ART also has twenty-two patent applications pending in the United States and Canada.

Furthermore, the Company has an exclusive worldwide license to use the inventions and patents developed by Emeritus Professor Dr. Britton Chance, which are owned by Non-Invasive Technology Inc., with respect to the imaging of tissue using time domain optical technology. On December 15, 2003, ART acquired exclusive worldwide licensing rights to Dr. Joseph Lakowicz's extensive optical molecular imaging patent portfolio.

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

PRODUCTION AND OPERATIONS

ART's optical imaging products are currently assembled at its main facility in Saint-Laurent, Quebec, Canada. The Company's production and manufacturing operations consist primarily of: (i) designing and developing its products, (ii) assembling them from components outsourced to, or ordered from, selected third-party manufacturers, and (iii) quality control and final testing. The Company subcontracts certain of the design engineering aspects of its products to independent design firms. The Company purchases its laser scanners, cameras and optical fibre from outside suppliers for the production of SoftScan(R). The assembly of SoftScan(R) is done in the Company's main Saint-Laurent facility. These materials are assembled and tested during final production at ART's manufacturing facility.

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



C.  Organizational structure

The Company has two wholly-owned subsidiaries: SAMI System Inc., which was originally incorporated as ISIS Infrared Screening Inspection Solutions Inc. under the Canada Business Corporations Act on March 30, 1998, and ART Aerospace Research Technologies U.S., Inc., a Delaware Company incorporated on July 2, 1997.

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



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A.   Operating results


The following is a discussion and analysis of the financial condition and operating results of ART Advanced Research Technologies Inc. ("ART" or the "Company") at and for the periods indicated and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the audited financial statements of the Company and the notes thereto for the year ended December 31, 2004. Unless indicated otherwise, all financial information is expressed in U.S. dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe," "expect," "anticipate," "aim," "target," "plan," "intend," "continue," "estimate," "may," "will," "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, the availability of financing, uncertainties involved in clinical testing, acceptance of eXplore Optix(TM) by the pharmaceutical and medical sectors, successful development or regulatory approval of SoftScan(R), reliance on third parties to manufacture or market products, competition from pharmaceutical and biotechnology companies, impact of general economic conditions, general conditions in the healthcare and pharmaceutical industries, changes in the regulatory environment in the jurisdictions in which ART does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, and other factors referenced herein and in ART's public filings with the securities regulators in Canada and the United States. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The statements are made as of the date hereof and ART does not undertake to update such statements to reflect new or subsequent information, events, circumstances or developments. Additional information relating to ART, including its Annual Information Form, is available online at www.sedar.com or at www.art.ca.

OVERVIEW

ART is committed to be a market leader in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging products for the medical and pharmaceutical industries.

ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies and a strong management team to build on its technology leadership position. ART evolved from a primarily technology-driven company to a market-focused organization as it now commercializes eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with GE Healthcare. As a result, following the launch of eXplore Optix in June 2003, the Company generated sales of over $2.5 million since it placed its first order 15 months ago. The preclinical market accounts for approximately between 6,000 to 7,000 possible placements worldwide.

SoftScan, ART's time domain optical breast imaging device, is now undergoing clinical trials and has demonstrated that it can safely characterize normal and malignant tissue. Among many advantages shown by SoftScan, its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment and thereby reduce side effects and discomfort. Interim results of clinical trials are positive and the Company expects to complete pivotal trials for SoftScan and file for regulatory approval in 2005.

ART operates in two sectors for financial reporting purposes: the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product. ART's revenues from the sales of its eXplore Optix product for the year ended December 31, 2004, were $1,935,000 compared to $681,875 for the eight-month period ended December 31, 2003. These revenues originated from customers in North America, Europe and Asia. These revenues were generated through ART's distributor GE Healthcare, with whom ART has an exclusive worldwide distribution agreement.

As of December 31, 2004, ART's working capital was $12.5 million, including $11.8 million in cash and short-term investments. ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures, up to early 2006.

ART's expenses include primarily the cost of sales (including the royalty payment), the operating expenses that comprise research and development costs (including the cost of clinical trials) and selling, general and administrative expenses (including marketing activities).

OUTLOOK

In 2005, ART expects to incur continued losses from operations. During the 2005 fiscal year, the Company expects that the revenues and expenses of the pharmaceutical sector will come primarily from the marketing and sales activities of eXplore Optix, as ART pursues its market penetration of the preclinical optical imaging. ART expects that its pharmaceutical business will benefit from the following positive factors: first, by quickly upgrading its base product offering to respond to market needs, ART expects during the first half of 2005, to receive orders for its multiwavelength base system which will offer more capability to customers; second, now that GE Healthcare has completed the integration of the business of Amersham, ART can count on a strong and well-trained worldwide sales force going forward; third, ART pursued its development of eXplore Optix product extensions, such as the world's first 3D time domain optical image reconstruction software for preclinical research which was presented in September 2004 at the SMI Conference and is expected to be launched in early 2005. Taking into account these factors, ART believes it is poised to achieve significant growth of its revenues from the sales of its eXplore Optix system and related product extensions and upgrades in year 2005.

In 2005, ART expects to increase its activities in the medical sector as its SoftScan device undergoes pivotal trials with a view to file for regulatory approval. As a cornerstone of its regulatory strategy to obtain market clearance for its SoftScan device, ART will use the multijurisdictional STED program adopted by the United States Food and Drug Administration (FDA) as well as the Canadian and European health regulatory agencies. Since ART records all of its development expenditures as they are incurred, the cost of the clinical trials and the manufacturing of the clinical prototypes will result in an increase in R&D expenses.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Significant estimates and assumptions made by management include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the income tax valuation allowance; the investment tax credits receivable; and the impairment of patents. Actual results could differ from these estimates. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.


DEVELOPMENT EXPENDITURES EXPENSED AS OPPOSED TO CAPITALIZED

The Company expense research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not capitalized any such development costs to date. Over the last fifteen months, the Company has undertaken successfully the commercialization of its eXplore Optix product contributing to the fact that the expectation of future benefits arising from continued development is now reasonably certain. Therefore, the Company expects to be in a position to capitalize these development costs going forward.



FAIR VALUE OF OPTIONS AND COMMON SHARE PURCHASE WARRANTS

On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines in particular the recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair value based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. From May 1, 2002 to April 30, 2003, the Company has adopted the latter alternative treatment.

In September 2003, the transitional provisions of CICA Handbook Section 3870 were revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value based method of accounting for years beginning before January 1, 2004. During the eight-month period ended December 31, 2003, effective as of the beginning of the period, the Company chose to record an expense for the stock options granted to employees using the fair value method. The effect of the adoption of the recommendations resulted in a charge of $18,206 in the statement of operations and deficit for the eight-month period ended December 31, 2003.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant. The Company amortizes the fair value of the options over the expected service period, which is reviewed for changes from period to period.

INCOME TAX VALUATION ALLOWANCE

The Company has a net tax benefit resulting from non-capital losses carried forward, scientific research and experimental development expenditures and non-refundable investment tax credits. In view of the recent net losses and expected future losses, management is of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheet.


INVESTMENT TAX CREDIT RECEIVABLE

Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses in the year in which the expenses are incurred. They are calculated based on the Company's experience and on the application of the investment tax credit program. The Company has always been conservative while accounting for investment tax credits. It is possible that subsequent to government audits the receivable amount will change.


IMPAIRMENT OF PATENTS

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. The carrying value is tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should this test, for any reasons, including but not limited to invalidation of the technologies, indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment.

SELECTED FINANCIAL DATA

                                                                     Eight-month
                                                      Year ended    period ended     Year ended
                                                     December 31,    December 31,     April 30,
                                                         2004            2003           2003
                                                     -----------    -------------    -----------
Sales                                                $ 1,935,000     $   681,875     $        --

Loss from continuing operations                      $ 9,928,603     $ 5,832,025     $ 9,026,445

Net loss                                             $ 9,928,603     $ 5,832,025     $ 6,546,604

Basic and diluted loss per share from continuing
operations                                           $      0.24     $      0.20     $      0.38

Basic and diluted net loss per share                 $      0.24     $      0.20     $      0.28


Total assets                                         $16,764,887     $13,704,796     $ 8,032,130

RESULTS OF OPERATIONS

COMPARISON OF YEAR ENDED DECEMBER 31, 2004 TO EIGHT-MONTH PERIOD ENDED DECEMBER 31, 2003

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective -December 31, 2003, and consequently, ART reported its financial results in 2003 over an eight-month period ended -December 31, 2003, and a twelve-month period ended April 30, 2003. As a result of this change in reporting period, ART's financial results for 2004 and 2003 are not directly comparable to the financial results for the immediately preceding year.


         REVENUES: Revenues for the year ended December 31, 2004 were $1,935,000, compared to $681,875 for the eight-month period ended December 31, 2003.

         COST OF SALES: For the year ended December 31, 2004, the cost of sales was $915,087 compared to $377,744 in the eight-month period ended December 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 53% from its eXplore Optix products in 2004 and 45% in the preceding period. As the Company transitions to the new multiwavelength base system and product extensions, and plans to offer upgrades to its customer base in 2005, it is expected that the gross margin will fluctuate in the coming year.

         RESEARCH AND DEVELOPMENT EXPENDITURES: The Company's research and development ("R&D") expenditures for the year ended December 31, 2004, net of investment tax credits amounted to $7,511,485, compared to $3,491,641 for the eight-month period ended December 31, 2003. In the medical sector, ART pursued its efforts towards the preparation of pivotal trials for its SoftScan device. As a result, the Company invested in finalizing the design of SoftScan, the manufacturing of the clinical prototypes, preparing the protocols and selecting its clinical sites. In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions such as the world's first commercial 3D time domain optical image reconstruction software for preclinical research, and of its new eXplore Optix multiwavelength system. In 2004, ART also obtained ISO 9001:2000 certification. During the year ended December 31, 2004, 74% of the R&D expenditures were dedicated to the medical sector and 26% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)

         INVESTMENT TAX CREDITS: The investment tax credits ("ITC") represented $1,264,856, or 14% of the overall expenditures in R&D, for the year ended December 31, 2004, compared to $433,865, or 11% of the overall expenditures, for the eight-month period ended December 31, 2003. The ITC increase follows a positive review by the tax authorities for research and development tax credit claims previously submitted. ART applied this non-recurring amount against R&D expenditures in the year ended December 31, 2004.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENDITURES: Selling, general, and administrative ("SG&A") expenses for the year ended December 31, 2004, totalled $3,474,446, compared to $2,239,324 for the eight-month period ended December 31, 2003. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company's financial position as well as support its overall activities. During the year ended December 31, 2004, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)

         AMORTIZATION: Amortization for the year ended December 31, 2004 totalled $249,627, compared to $136,643 for the eight-month period ended December 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

         INTEREST INCOME: Interest income for the year ended December 31, 2004 totalled $300,221, compared $63,384 for the eight-month period ended December 31, 2003. The increase is mainly explained by the increase in the Company's cash and short-term investments resulting from the financing closed in the first quarter of the year ended December 31, 2004.


         FOREIGN EXCHANGE LOSS: Foreign exchange loss for the year ended December 31, 2004, amounted to $13,179, compared to $331,932 for the eight-month period ended December 31, 2003. The foreign exchange loss results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company's ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.


         NET LOSS: Net loss for the year ended December 31, 2004 was $9,928,603 or $0.24 per share, compared to $5,832,025 or $0.20 per share for the eight-month period ended December 31, 2003.


COMPARISON OF EIGHT-MONTH PERIOD ENDED DECEMBER 31, 2003 AND YEAR ENDED APRIL 30, 2003

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003. Consequently, the results report discrepancies between the two years, which are primarily due to the fact that the periods compared are different.


        REVENUES: The Company recorded sales of $681,875 during the eight-month period ended December 31, 2003, as compared to none in the year ended April 30, 2003. These revenues came from the sale of eXplore Optix units to the biomedical sector.


        COST OF SALES: For the eight-month period ended December 31, 2003, the cost of sales was $377,744, compared to none in the year ended April 30, 2003. Cost of sales consisted principally of costs of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 45% in the eight-month period ended December 31 2003 compared to none in the year ended April 30, 2003.

        RESEARCH AND DEVELOPMENT EXPENDITURES: The Company's R&D expenditures for the eight-month period ended December 31, 2003, net of investment tax credits, amounted to $3,491,641, compared to $5,734,470 for the year ended April 30, 2003. The investment tax credits represent $433,865, or 11% of the overall expenditures in R&D, for the eight-month period ended December 31, 2003, compared to $570,792, or 9% of the overall expenditures, for the year ended April 30, 2003. R&D expenditures were engaged for the development of the current generation of eXplore Optix units. Moreover, ART continued to develop its SoftScan system and pursued clinical trials with the McGill University Health Centre, the Sunnybrook and Women's College Health Sciences Centre and the Ottawa Regional Women's Breast Health Centre at the Civic Campus of The Ottawa Hospital.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENDITURES: Selling, general, and administrative expenses for the eight-month period ended December 31, 2003, were $2,239,324 compared to $2,885,065 for the year ended April 30, 2003. Selling, general and administrative expenses were engaged to support commercial activities of eXplore Optix, increase the Company's visibility, as well as support the Company's activities.


         FOREIGN EXCHANGE LOSS: Foreign exchange loss for the eight-month period ended December 31, 2003, increased $112,867, to a loss of $331,932, compared to a loss of $219,065 for the year ended April 30, 2003. The foreign exchange loss results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company's ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.


         OTHER EXPENSES: Other expenses for the eight-month period ended December 31, 2003 were nil compared to $1,467,621 for the year ended April 30, 2003. During the year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.


         CURRENT INCOME TAXES RECOVERED: Current income taxes recovered for the eight-month period ended December 31, 2003 were nil compared to $1,318,668 for the year ended April 30, 2003. The current tax recovery in the year ended April 30, 2003, represents the utilization of tax losses for the year to recover current income taxes resulting from the gain related to the disposal of the ISIS thermal imaging division.

         NET LOSS: As a result, the net loss for the eight-month period ended December 31, 2003 was $5,832,025, or $0.20 per share, compared to $6,546,604, or
$0.28 per share, for the year ended April 30, 2003.

COMPARISON OF YEARS ENDED APRIL 30, 2003 AND 2002

         REVENUES: The Company recorded no revenues for the year ended April 30, 2003, as it launched its pre-clinical optical imaging device eXplore Optix(TM) in the biomedical sector after the fiscal year-end.

         RESEARCH AND DEVELOPMENT EXPENDITURES: The Company's R&D expenditure for the year ended April 30, 2003, net of investment tax credits, amounted to $5,734,470, down $549,741, or 9%, from $6,284,211 in the previous year. The investment tax credits represent $570,792, or 9% of overall R&D expenditures, compared to $329,946, or 5% in 2002. The decrease in R&D expenses is primarily due to the fact that certain costs incurred during the last year for the planning and development of the clinical program and protocols were not repeated in the year ended April 30, 2003. The increase in the investment tax credits is mainly due to the fact that more R&D activities were eligible under the tax credit program in the year ended April 30, 2003.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENDITURES: Selling, general and administrative expenses for the year ended April 30, 2003 declined $330,589, or 10%, to $2,885,065, compared to $3,215,654 for the year ended April 30, 2002.

         The decline in selling, general and administrative expenses can be explained by tight controls over expenses and by an internal reorganization.

         FOREIGN EXCHANGE LOSS (GAIN): Foreign exchange loss (gain) for the year ended April 30, 2003, declined $394,227, to a loss of $219,065, compared to a gain of $175,162 for the year ended April 30, 2002. During the year ended April 30, 2003, the US dollar depreciated compared to the CA dollar which resulted in a loss of $219,065. During the year ended April 30, 2002, the US dollar appreciated compared to the CA dollar, which resulted in a gain of $175,162. In order to protect itself against adverse exchange rate movements, the Company maintains a US dollar bank account to assume US dollar payments.

         OTHER EXPENSES: Other expenses for the year ended April 30, 2003 were $1,467,621 compared to nil for the year ended April 30, 2002. During the year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

         CURRENT INCOME TAXES RECOVERED: Current income taxes recovered for the year ended April 30, 2003 were $1,318,668 compared to nil for the year ended April 30, 2002. The current tax recovery represents the utilization of tax losses for the year to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division.

         LOSS (PROFIT) FROM DISCONTINUED OPERATIONS: Loss (profit) from discontinued operations for the year ended April 30, 2003 was a profit of $2,479,841 compared to a loss of $1,536,017 for the year ended April 30, 2002. The discontinued operations represent the ISIS thermal imaging division sold, whose net operating expenses were reclassified under this line.

         NET LOSS: As a result, the net loss for the year ended April 30, 2003 was $6,546,604, or $0.28 per share, compared to $10,881,500, or $0.54 per share, for the year ended April 30, 2002.

COMMITMENTS

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2004:


                                                                    Payment Due by Period
                             -----------------------------------------------------------------------------------------------
                                                      Less Than                                                     After
                                TOTAL                  1 year           1-3 years             4-5 years            5 years
                             -----------              ---------        -----------           -----------          ----------
Operating Leases             $ 3,141,477              $ 437,984        $ 1,197,226            $  802,119          $ 704,148
                             -----------              ---------        -----------           -----------          ----------



RELATED PARTY TRANSACTION

In the normal course of its business, the Company has entered into an agreement with Clinivation Inc., a company controlled by one of its of?cers. Clinivation acts as ART's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as ART's Chief Medical Of?cer
(CMO).

Contract Research Services: Clinivation works toward the clinical development and approvals of SoftScan. During the year ended December 31, 2004, the Company paid $198,946 for management services as CMO and $1,753,635 for contract research services.



QUARTERLY RESULTS FROM OPERATIONS

Our business fluctuates according to our sales and development cycle, and addresses emerging markets. The following table presents our operating results by quarter for each of the last eight quarters. The information for each of these quarters is un-audited and has been prepared on the same basis as the audited financial statements for the year ended December 31, 2004. This data should be read together with the financial statements and the notes to such statements.

                                                                                            NET LOSS PER SHARE
                                                                                     ------------------------------
                                                                                          BASIC AND
                                                         LOSS FROM                      DILUTED FROM      BASIC
                                                        CONTINUING                       CONTINUING        AND
                                           SALES        OPERATIONS      NET LOSS         OPERATIONS      DILUTED
-------------------------------------- ------------- --------------- --------------- ----------------- ------------
DEC. 2004 FY
December 31                                $599,000      $2,714,207      $2,714,207            $ 0.06       $ 0.06
September 30                                760,000       2,438,606       2,438,606              0.06         0.06
June 30                                     190,000       2,694,042       2,694,042              0.06         0.06
March 31                                    386,000       2,081,748       2,081,748              0.06         0.06
-------------------------------------- ------------- --------------- --------------- ----------------- ------------
DEC. 2003 FY
December 31 (2 months)                      681,875       1,563,667       1,563,667              0.05         0.05
October 31                                     -          2,164,825       2,164,825              0.07         0.07
July 31                                        -          2,103,533       2,103,533              0.08         0.08
-------------------------------------- ------------- --------------- --------------- ----------------- ------------
APRIL 2003 FY
April 30                                       -          2,285,486       2,271,209              0.10         0.10
-------------------------------------- ------------- --------------- --------------- ----------------- ------------


Notes: Quarterly data for the years ended December 31, 2003 and April 31, 2003 have been converted from CA$ to US$ using a yearly average rate.



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

INTEREST RATE SENSITIVITY

ART's investment policy is made of high-grade government, bank and corporate securities with varying maturities usually less than 180 days. ART does not have material exposure to interest risks. ART is also exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on the Canadian dollar prime rate.


RISK AND UNCERTAINTIES

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that the Company's products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the jurisdictions targeted by ART for SoftScan commercialization and has not yet been marketed commercially. ART's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites and providing the SoftScan device to the sites. Any delay in the initiation and completion of our clinical trials could cause the price of our common shares to decline.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products or that the Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.

The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favourable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements and other relevant commercial considerations.

     B.  Liquidity and Capital Resources

The Company has financed its activities by issuing common shares through private placements, an initial public offering and a follow-up public offering. Since its creation in 1993 until December 31, 2004, the Company has issued 42,664,523 shares and 2,194,422 share purchase warrants amounting to $80,696,107.

The Company's working capital increased by $2,922,885, or 30%, to $12,534,875 as of December 31, 2004, from $9,611,990 as of December 31, 2003. This working capital consisted mainly of cash and short-term investments for a total of $11,831,151. This increase resulted principally from a treasury offering which closed on March 10, 2004, followed by the partial exercise of an over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,300,825, net of related expenses.

Cash flows used for operating activities for the year ended December 31, 2004 increased by $3,369,654, or 52%, to $9,805,257 from $6,435,603 for the eight-month period ended December 31, 2003. The increase in cash flows used for operating activities primarily results from the difference in length of the two fiscal years, i.e. twelve months compared to eight months.

Cash flows used in investing activities for the year ended December 31, 2004 increased by $4,175,828 or 713% to $4,761,508 from $585,680 for the eight-month period ended December 31, 2003. During the year ended December 31, 2004, the Company invested its available cash in short-term investments.

Cash flows from financing activities increased by $1,202,606, or 12%, to $11,447,751 for the year ended December 31, 2004, from $10,245,145 for the eight-month period ended December 31, 2003.

As at December 31, 2004, total assets increased $3,060,091, or 22%, to $16,764,887, from $13,704,796 as at December 31, 2003. The increase in total assets comes principally from the cash received following the treasury offering closed in March 2004. The Company has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As of December 31, 2004, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as of December 31, 2004.

ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through R&D activities and capital expenditures up to early 2006.



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


     F.  Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2004:


                                                              Payment Due by Period
                             ---------------------------------------------------------------------------------------
                                                      Less Than                                              After
                                 TOTAL                 1 year           1-3 years        4-5 years          5 years
                             -----------              ---------       ------------       ---------         ---------
Operating Leases             $ 3,141,477              $ 437,984       $ 1,197,226        $ 802,119         $ 704,148
                             -----------              ---------       -----------        ---------         ---------


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.  Directors & Senior Management

     The following tables set forth the name, municipality of residence, position with the Company and principal occupation of each of the directors and executive officers of the Company as at February 28, 2005. The Board of Directors of the Company is currently comprised of the six individuals mentioned below. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.


DIRECTORS

                                                                                     YEAR OF
                                                                                    EXPIRY OF
                                              POSITION WITH THE     DIRECTOR         TERM OF
NAME AND MUNICIPALITY OF RESIDENCE                 COMPANY           SINCE           OFFICE      PRINCIPAL OCCUPATION
-----------------------------------          ------------------     --------        ---------    --------------------
MICHELINE BOUCHARD.....................      President, Chief          2002           2005       President and CEO of
(Montreal, Quebec, Canada)                   Executive Officer                                   ART Advanced Research
                                             and Director                                        Technologies Inc.,
                                                                                                 former Corporate
                                                                                                 Vice-President and
                                                                                                 General Manager,
                                                                                                 Enterprise Services
                                                                                                 Organization,
                                                                                                 Motorola Inc.
                                                                                                 (2001-2002) and
                                                                                                 former Chairman,
                                                                                                 President and CEO of
                                                                                                 Motorola Canada Ltd.
                                                                                                 (1998-2000)

JACQUES COURVILLE(1)...................      Director                  2003           2005       Former Vice
(Montreal, Quebec, Canada)                                                                       President, Medical
                                                                                                 Research, Merck
                                                                                                 Frosst Canada Inc.

RAYMOND CYR(1)(2)......................      Director                  1998           2005       Chairman of the Board,
(Montreal, Quebec, Canada)                                                                       Polyvalor Inc.

PIERRE DUTHEIL(2)......................      Director                  2004           2005       Independent Corporate
(Paris, France)                                                                                  Advisor

BENOIT LA SALLE(1)(2)..................      Chairman of the           2003           2005       Founder and President
(Montreal, Quebec, Canada)                   Board and Director                                  & CEO of Semafo Inc.


                                                                                     YEAR OF
                                                                                    EXPIRY OF
                                              POSITION WITH THE     DIRECTOR         TERM OF
NAME AND MUNICIPALITY OF RESIDENCE                 COMPANY           SINCE           OFFICE      PRINCIPAL OCCUPATION
-----------------------------------          ------------------     --------        ---------    --------------------

GEORGE N. FUGELSANG ...................      Director                  2004           2005       Former Chief
(Greenwich, Connecticut, United States of                                                        Executive Officer of
America)                                                                                         Dresdner Kleinwort
                                                                                                 Benson North America.


---------------
(1)  Member of the Corporate Governance, Human Resources & Compensation
     Committee.
(2)  Member of the Audit & Environment Committee.


MANAGEMENT

NAME AND MUNICIPALITY OF RESIDENCE                POSITION WITH THE COMPANY              WITH THE COMPANY SINCE
----------------------------------                -------------------------              ----------------------
JACQUES BEDARD..............................      Chief Financial Officer                          1996
Mirabel, Quebec, Canada

WARREN G. BAKER.............................      Chief Operating Officer                          2004
Montreal, Quebec, Canada

MICHELINE BOUCHARD..........................      President and Chief Executive Officer            2002
Montreal, Quebec, Canada

PIERRE COUTURE..............................      Vice President, Sales & Marketing                2003
Montreal, Quebec, Canada

SEBASTIEN GIGNAC............................      Corporate Secretary and General                  1998
Westmount, Quebec, Canada                         Counsel

JOSEPH G. KOZIKOWSKI........................      Chief Medical Officer                            2004
Weston, Massachusetts, Canada

JACQUES RAYMOND.............................      Vice President, Business Development             2005
Saint-Bruno, Quebec, Canada



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

         Pierre Couture - Mr. Couture was appointed Vice President, Sales & Marketing of ART on September 10, 2003. Prior to his engagement with ART, Mr. Couture held several positions in the sales, marketing and market development field within the healthcare and medical industry. Mr. Couture spent the greater part of his career at Mallinckrodt Inc.: from 1978 to 1981, he was Regional Sales Manager for Eastern Canada; from 1981 to 1987, he was National Sales Director; from 1987 to 1991, he was Business Manager of the Cardiology and Radiology Division; from 1992 to 1995, he was Marketing Director, Contrast Media and Diagnostic Catheters; from 1995 to 1997, he was Director of Marketing and Market Development, Medical Imaging and Anesthesia; from 1997 to 1999, he was Director of Marketing and Market Development, Medical Imaging. From 1999 to 2001, he was Director of the Hexabrix and Devices Marketing on the American market. Following the merger between Mallinckrodt Inc. and Tyco International, Mr. Couture held the position of Marketing Manager, Medical Imaging at Tyco Healthcare Group Canada, from 2001 to 2003. He also successfully completed the Advanced Management Course for Senior Executives at McGill University (1985).

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

         Jacques Raymond -- Mr. Raymond was appointed Vice President, Business Development of ART on January 31, 2005 (subject to regulatory approval). Prior to his engagement with ART, Mr. Raymond was Director of Investors Relations at AEterna Zentaris Inc., an oncology and endocrine therapy focused company with proven expertise in drug discovery, development and commercialization. From 1999 to 2001, Mr. Raymond was a financial advisor in portfolio management at National Bank Financial, one of the top six securities brokers in Canada. During his career, Mr. Raymond has also been involved in sales and marketing management. Mr. Raymond spent the greater part of his career at GE and more specifically at Camco Inc., a division of GE Canada Inc. specialized in household appliances: from 1979 to 1981, he was Assistant Director, Marketing (Products); from 1981 to 1985, he was Director, Marketing and Exportation (Products); from 1985 to 1986, he was Vice President, Sales, Eastern Region; from 1986 to 1987, he was Vice President, Marketing (Trademarks); from 1987 to 1989, he was Vice President, Sales and Operations; from 1989 to 1990, he was Vice President, Projects. From 1990 to 1991, Mr. Raymond held the position of Vice President, Distribution at BNI International Inc. (Canada and U.S.). From 1991 to 1999, he was President and Managing Director of Mega Group, Canada's largest member owned group serving independent retailers in the Furniture, Major Appliance, and Electronics Industry. Mr. Raymond also successfully completed a Master's degree in Marketing and Commerce at Sherbrooke University (1973).

     B.  Compensation

    The Corporation changed its financial year-end from April 30 to December 31 effective December 31, 2003. For reference purposes, the previously completed financial reporting period covering the eight months ended December 31, 2003 will be referred to as the "Fiscal Period ended December 31, 2003" or the "Fiscal Transition 2003".


Compensation of Named Executive Officers

The following table sets forth all compensation for the year ended December 31, 2004, the Fiscal Transition 2003 and the year ended April 30, 2003, in respect of the individuals who were, as at December 31, 2004, the Chief Executive Officer, the Chief Financial Officer and the three (3) most highly compensated executive officers of the Company who earned salary and bonus of more than CA$150,000 (the "Named Executive Officers"). The Company had five (5) Named Executive Officers whose total annual salary and bonus exceeded CA$150,000 for the year ended December 31, 2004.








                                                                                     LONG TERM
                                                                                     COMPENSATION     ALL OTHER
                                             ANNUAL COMPENSATION                     AWARDS           COMPENSATION
                             ----------------------------------------------------    ---------------  ------------
                                                                                       SECURITIES
                                                                     OTHER ANNUAL        UNDER
                                            SALARY       CASH BONUS  COMPENSATION    OPTIONS GRANTED
NAME AND PRINCIPAL POSITION    YEAR          CA$            CA$        CA$(1)              #              CA$
---------------------------  ---------  -----------     -----------  ------------    ---------------  ------------
Micheline Bouchard           Dec. 2004     325,000         90,187(2)     --              247,713            --
President & Chief            Dec. 2003     212,500            -- (3)     --              100,000            --
Executive Officer            Apr. 2003     212,500            --         --              275,000         51,250(4)
                             ---------     -------         ------       ----             -------         ------
Jacques Bedard               Dec. 2004     192,500         51,253(2)     --              157,000            --
Chief Financial Officer      Dec. 2003     125,865            -- (5)     --                  --             --
                             Apr. 2003     192,366         52,500        --               30,000            --
                             ---------     -------         ------       ----             -------         ------
Warren Baker                 Dec. 2004     176,923         40,426(2)     --              200,000         12,000(6)
Chief Operating Officer      Dec. 2003         --             --         --                  --          35,250(7)
                             Apr. 2003         --             --         --                  --             --
                             ---------     -------         ------       ----             -------         ------
Pierre Couture               Dec. 2004     150,020         25,653(2)     --              142,000            --
Vice President,              Dec. 2003      43,275            --         --                8,000         12,000(8)
Sales and Marketing          Apr. 2003         --             --         --                  --             --
                             ---------     -------         ------       ----             -------         ------





                                                                                     LONG TERM
                                                                                     COMPENSATION     ALL OTHER
                                              ANNUAL COMPENSATION                    AWARDS           COMPENSATION
                             -----------------------------------------------------   ---------------  ---------------
                                                                                       SECURITIES
                                                                     OTHER ANNUAL        UNDER
                                          SALARY       CASH BONUS   COMPENSATION     OPTIONS GRANTED
NAME AND PRINCIPAL POSITION    YEAR         CA$            CA$        CA$(1)                #              CA$
---------------------------  ---------  ----------     ----------   -------------    ---------------  ---------------



Sebastien Gignac             Dec. 2004     145,500         35,574(2)     --              164,156            --
Corporate Secretary &        Dec. 2003      94,915             --(9)     --                   --            --
General Counsel              Apr. 2003     126,411         54,500        --               20,000            --
                             ---------     -------         ------       ----             -------         ------


---------------
(1) Perquisites and other benefits do not exceed the lesser of CA$50,000 and 10% of the total annual salary for the Named Executive Officers.

(2) The Board of Directors has determined that the Named Executive Officers, based on their annual performance, were entitled to a cash bonus for the year ended December 31, 2004 payable in two installments: 50% as of March 31, 2005 and the balance upon the realization of certain financial objectives by the end of 2005.

(3) Based on her annual performance, the Board of Directors has determined that Ms. Bouchard was entitled to a total cash bonus for the Fiscal Period ended December 31, 2003 of CA$123,094; however in consideration for renouncing in its entirety the cash bonus to which she was otherwise entitled, Ms. Bouchard was granted, effective January 27, 2004, options to purchase 147,713 Common Shares at an exercise price of CA$3.23 which are exercisable immediately without being subject to any vesting period.

(4) Represents consulting fees paid to Ms. Bouchard prior to becoming President and Chief Executive Officer.

(5) Based on his annual performance, the Board of Directors has determined that Mr. Bedard was entitled to a total cash bonus for the Fiscal Period ended December 31, 2003 of CA$47,500; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Bedard was granted, effective January 27, 2004, options to purchase 57,000 Common Shares at an exercise price of CA$3.23 which are exercisable immediately without being subject to any vesting period.

(6) Represents consulting fees paid to Mr. Baker as Chief Operating Officer.

(7) Represents consulting fees paid to Mr. Baker prior to becoming Chief Operating Officer.

(8) Represents incentive compensation paid to Mr. Couture to join the Corporation.

(9) Based on his annual performance, the Board of Directors has determined that Mr. Gignac was entitled to a total cash bonus for the Fiscal Period ended December 31, 2003 of CA$28,463; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Gignac was granted, effective January 27, 2004, options to purchase 34,156 Common Shares at an exercise price of CA$3.23 which are exercisable immediately without being subject to any vesting period.


Option Grants During the the year ended December 31, 2004 to Named Executive Officers

The following table sets forth the options granted under the Corporation's stock option plan to the Corporation's Named Executive Officers (including the Chief Executive Officer and the Chief Financial Officer) during the year ended December 31, 2004.


                                                 % OF TOTAL       MARKET PRICE AT
                               NUMBER OF       OPTIONS GRANTED       CLOSING
                              COMMON SHARE     UNDER THE PLAN     ON DAY PRIOR TO
                              UNDER OPTION         IN THE             DATE OF       EXERCISE
       NAME                     GRANTED          FISCAL YEAR          GRANT          PRICE       EXPIRATION DATE
       ----                   ------------     ---------------    ---------------   --------     ---------------
                                                                 (CA$ PER COMMON    (CA$ PER
                                                                     SHARE)         SHARE)(1)
Micheline Bouchard                147,713          11.5%               $ 2.85         $ 3.23    January 26, 2014
                                  100,000           7.8%               $ 0.90         $ 1.10    December 8, 2014

Warren Baker......                100,000           7.8%               $ 2.96         $ 3.00     January 8, 2014
                                  100,000           7.8%               $ 0.90         $ 1.10    December 8, 2014

Jacques Bedard....                 57,000           4.4%               $ 2.85         $ 3.23    January 26, 2014
                                  100,000           7.8%               $ 0.90         $ 1.10    December 8, 2014

Pierre Couture....                 12,000           0.9%               $ 2.85         $ 3.04    January 26, 2014
                                   30,000           2.3%               $ 2.13         $ 2.14       June 20, 2014
                                  100,000           7.8%               $ 0.90         $ 1.10    December 8, 2014

Sebastien Gignac..                 34,156           2.7%               $ 2.85         $ 3.23    January 26, 2014
                                   30,000           2.3%               $ 2.13         $ 2.14       June 20, 2014
                                  100,000           7.8%               $ 0.90         $ 1.10    December 8, 2014


-------------
(1) The amounts set forth in this column are determined by the Board of Directors based on the public market value of the Common Shares as indicated at the close of business on the trading day immediately preceding the date of grant.


Aggregated Options Exercised and Option Values

The following table sets forth the options exercised by the Corporation's Named Executive Officers (including the Chief Executive Officer and the Chief Financial Officer) during the year ended December 31, 2004.


                                                               UNEXERCISED       VALUE OF UNEXERCISED
                                                                    OPTIONS AT     IN-THE-MONEY OPTIONS AT
                                                                   DECEMBER 31,       DECEMBER 31, 2004
                           COMMON SHARES                               2004                 (CA$)
                             ACQUIRED           AGGREGATE VALUE  (#) EXERCISABLE/        EXERCISABLE/
       NAME                 ON EXERCISE            REALIZED       UNEXERCISABLE(1)       UNEXERCISABLE(2)
       ----                -------------        ---------------   ----------------  ----------------------
Micheline Bouchard             --                    --           364,381/258,332          Nil/Nil
Warren Baker..............                                            Nil/200,000          Nil/Nil
Jacques Bedard............     --                    --           188,000/110,000          Nil/Nil
Pierre Couture............     --                    --             2,667/147,333          Nil/Nil
Sebastien Gignac..........     --                    --            80,490/136,666          Nil/Nil

--------------
(1) Options granted under the Corporation's stock option plan are not exercisable during the first year after the grant date, and thereafter generally vest in three cumulative equal installments over three years from the effective date of grant, on each anniversary of the grant date. Options are fully exercisable on and after three years from the grant date until the expiry date. However, the options granted to Ms. Bouchard, Mr. Bedard and Mr. Gignac on January 27, 2004 are not subject to any vesting period (See table included above, under the section entitled "Compensation of Named Executive Officers").

(2) Market value of underlying Common Shares at December 31, 2004 minus the exercise price. The market value of the Common Shares at December 31, 2004 was CA$1.05 per Common Share.


Long Term Incentive Plans

Other than its stock option plan, the Corporation does not have any plans which provide compensation intended to serve as an incentive to Named Executive Officers for performance to occur over a period greater than one financial year.

Employment Agreement

On August 16, 2002, the President and Chief Executive Officer, Micheline Bouchard, and the Corporation entered into an agreement outlining the terms and conditions of Ms. Bouchard's employment for the period from September 3, 2002 to September 2, 2005. Under this agreement, Ms. Bouchard's annual salary is established at CA$325,000 and Ms. Bouchard was granted, effective August 16, 2002, options to purchase 275,000 Common Shares at an exercise price based on the weighted average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. Ms. Bouchard is also entitled, on each of the first and second anniversary date of the beginning of her employment with the Corporation, to receive additional options to purchase 100,000 Common Shares. Consequently, Ms. Bouchard was granted, effective September 10, 2003, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. Ms. Bouchard was also granted, effective December 9, 2004, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. The agreement includes specific provisions regarding Ms. Bouchard's non-solicitation and non-competition obligations, as well as the protection of the Corporation's interests, such as intellectual property and confidential information. Ms. Bouchard's employment agreement provides for an annual cash bonus based on the achievement of business goals and overall Corporation performance. This agreement also sets out Ms. Bouchard's entitlement under the Corporation's incentive program and other customary perquisites.

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

On January 9, 2004, the Chief Operating Officer, Warren Baker, and the Corporation entered into an executive employment agreement for an initial one-year term commencing on January 12, 2004. This agreement is automatically renewed for successive and continuing one-year periods, unless Mr. Baker or the Corporation decides to terminate the agreement by providing a notice at least 3 months prior to the expiration of the initial term or the term of any one-year renewal period thereof. The agreement provides for the employment of Mr. Baker at annual base salary originally set at $200,000 and readjusted on the recommendation of the Corporate Governance, Human Resources & Compensation Committee of the Board of Directors on December 9, 2004 at $225,000 effective January 9, 2005. This agreement also provides that Mr. Baker is eligible to an annual cash bonus of up to 30 % of its base salary depending on the achievement of business goals and overall Corporation performance. Under the agreement,

Mr. Baker was granted, effective January 9, 2004, options to purchase 100,000 Common Shares at an exercise price of $3.00 per Common Shares. The Corporation's Board of Directors at its sole discretion may determine any additional options issued to Mr. Baker. Mr. Baker was granted, effective December 9, 2004, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the TSX of such shares for the thirty trading days preceding the grant date. The agreement includes specific provisions regarding Mr. Baker's non-solicitation and non-competition obligations, as well as the protection of the Corporation's interests, such as intellectual property and confidential information. This agreement also sets out Mr. Baker's entitlement under the Corporation's incentive program and other customary perquisites.

No notice or further compensation or benefits is required where the Corporation terminates employment for just cause, or the occurrence of Mr. Baker's death, retirement or incapacity, or his voluntary resignation. Upon Mr. Baker's termination of employment or resignation for any reason, the options will lapse on the date of termination of employment with the Corporation except that they may be exercised for 90 days after the date of termination, to the extent they will have vested on such date.

Compensation of Directors

During the year ended December 31, 2004, directors were compensated for their participation on the Corporation's Board of Directors in part in cash and in part in options granted under the Corporation's stock option plan. A total of 20,000 options were granted to each director upon their original appointment to the Board. An additional 10,000 options were granted to the Chairman of the Board upon his original appointment. During the year ended December 31, 2004, the Corporation established a new compensation policy, which entitles each director to receive 10,000 options per year for their participation on the Corporation's Board of Directors. Consequently, each director was granted, effective May 1, 2004, options to purchase 10,000 Common Shares. Other than being compensated in options, directors received a fee for each Board and committee meeting they attended during the year ended December 31, 2004. The Corporation's fee structure for participation on the Board of Directors is as follows: with the exception of the Chairman of the Board who receives a higher annual retainer fee, each director receives an annual retainer fee of CA$7,500, as well as a fee of CA$1,000 per meeting of the Board attended in person or by phone. The Corporation's fee structure for participation on the committees of the Board of Directors is as follows: with the exception of each committee's president who receives a higher annual retainer fee, each member receives an additional annual retainer fee of CA$2,500, as well as a fee of CA$1,000 per meeting of any committee attended in person or by phone. Each committee's president receives an annual retainer fee of $5,000. In addition to the fees payable for attending the meeting of the Board and its committees, the Chairman of the Board is paid an annual retainer fee of CA$35,000. Directors who are employees or executive officers of the Corporation do not receive any additional compensation for their services as directors of the Corporation. Reasonable expenses incurred by directors in connection with attendance at meetings, including out-of-pocket travel, lodging and related expenses, are also reimbursed. The Corporation has no further arrangements, standard or otherwise, pursuant to which directors were compensated by the Corporation for their services in their capacity as directors during the year ended December 31, 2004.

Indebtedness of Directors, Executive Officers and Employees

None of the directors, executive officers or employees of the Company was indebted to the Company during the year ended December 31, 2004.

Insurance and Indemnification of Directors and Officers

The Company maintains a directors' and officers' liability insurance policy for CA$10 million to insure directors and officers for losses as a result of claims against any of them in their capacity as directors and officers. The current total annual premium of CA$71,908 is paid by the Company. This policy is for a term from August 31, 2004 to August 31, 2005. This policy has a corporate deductible of CA$100,000, per loss.

Equity Compensation Plan Information

The following table summarizes the compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed fiscal year:

                         NUMBER OF           WEIGHTED         NUMBER OF COMMON
                       COMMON SHARES         AVERAGE          SHARES REMAINING
                        TO BE ISSUED      EXERCISE PRICE    AVAILABLE FOR FUTURE
                       UPON EXERCISE      OF OUTSTANDING       ISSUANCE UNDER
                       OF OUTSTANDING        OPTIONS,        EQUITY COMPENSATION
                          OPTIONS,         WARRANTS AND             PLANS
                        WARRANTS AND          RIGHTS           (EXCLUDING (a))
                           RIGHTS              CA$
   PLAN CATEGORY            (a)                (b)                   (c)
   -------------       --------------     --------------     -------------------
EQUITY COMPENSATION
PLANS APPROVED BY
SECURITYHOLDERS (1)      4,666,796             2,56                 0 (2)

EQUITY COMPENSATION
PLANS NOT APPROVED
BY SECURITYHOLDERS           N/A                N/A                   N/A

TOTAL                    4,666,796             2,56                 0 (2)


(1)  See "Stock Option Plan" below for further information.

(2) As of December 31, 2004, a total of 522,214 common shares were granted above the maximum number of shares of ART reserved for issuance under ART's Stock Option Plan. The issuance of such options is subject to shareholders' approval of an increase in the maximum number of common shares issuable under ART's Stock Option Plan.


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

While management is responsible for the development of long-term corporate strategy, the Board ensures that a strategic planning process is in place, reviews and approves the strategy, and monitors management's success in implementing the strategy and the corporate objectives which the Chief Executive Officer is responsible for attaining. The Board also discharges its supervisory role by reviewing and adopting an annual business plan, an operating and capital budget, as well as the financial statements of the Company. The Board looks to management to be responsible for the day-to-day operations of the Company and the efficient management of the business of the within the strategic framework approved by the Board. The Board approves any material agreements and any action leading to a material change in the nature of the business of the Company and any other significant matters affecting the Company which are outside of its ordinary course of business. The Board also approves banking relationships and key borrowing and financing decisions.

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

     D.  Employees

As of December 31, 2004, the Company employed 73 persons including 49 working in research, development, production, customer support and engineering activities. Of these 73 employees, 23 hold a Ph.D., M.Sc., M.B.A. and/or other Master's degree. The Company maintains affiliations with research centres including MGH and INO.

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

     E.  Share ownership

The following table sets forth, as of December 31, 2004, the number of the Company's Common beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.

                                                        COMMON SHARES BENEFICIALLY OWNED (1)
                                                        ------------------------------------
NAME                                                       NUMBER                PERCENT
----                                                       ------                -------
Micheline Bouchard                                          66,000                  *
Jacques Courville                                            6,000                  *
Raymond Cyr                                                 42,500                  *
Pierre Dutheil                                              30,200                  *
Benoit La Salle                                                  0                  *
George N. Fugelsang                                              0                  *
Jacques Bedard                                              61,000                  *
Warren G. Baker                                             14,000                  *
Pierre Couture                                               5,000                  *
Sebastien Gignac                                            27,200                  *
Joseph G. Kozikowski                                        14,000                  *
--------------------------------------------------------------------------------------------
TOTAL                                                      265,900                0.62 %
--------------------------------------------------------------------------------------------

* Less than 1 %.


The following table sets forth, as of December 31, 2004, the number of options to acquire Common Shares, which were issued to the directors and members of senior management of the Company:

                                         -----------------------------------------------------------------
                                          SECURITIES UNDER       EXERCISE PRICE (1)
NAME                                     OPTIONS GRANTED (#)       (CA$ PER SHARE)      EXPIRATION DATE
----------------------------------------------------------------------------------------------------------
Micheline Bouchard                              275,000                  $ 1.72           August 15, 2012
                                                100,000                  $ 3.51          September 9, 2013
                                                147,713                  $ 3.23          January 26, 2014
                                                100,000                  $ 1.10          December 8, 2014
----------------------------------------------------------------------------------------------------------
Jacques Courville                                20,000                  $ 1.91          February 9, 2013
                                                  9,167(2)               $ 2.14            June 20, 2014
----------------------------------------------------------------------------------------------------------
Raymond Cyr                                      20,000                  $ 6.00          February 14, 2009
                                                 20,000                  $ 7.50           March 19, 2010
                                                 20,000                  $ 2.35          November 13, 2012
                                                 10,000                  $ 2.14            June 20, 2014
----------------------------------------------------------------------------------------------------------
Pierre Dutheil                                    7,500                  $ 1.81          February 26, 2013
                                                 20,000                  $ 2.14            June 20, 2014
----------------------------------------------------------------------------------------------------------
Benoit La Salle                                  20,000                  $ 1.91          February 9, 2013
                                                 10,000                  $ 1.91          February 9, 2013
                                                  9,167                  $ 2.14            June 20, 2014
----------------------------------------------------------------------------------------------------------
George N. Fugelsang                              20,000                  $ 1.28          November 15, 2014
----------------------------------------------------------------------------------------------------------
Jacques Bedard                                   30,000                  $ 1.70           August 20, 2006
                                                 16,000                  $ 4.60           August 28, 2007
                                                 15,000                  $ 6.00          February 14, 2009
                                                 30,000                  $ 7.50           March 19, 2010
                                                 20,000                  $ 3.85          December 13, 2011
                                                 30,000                  $ 2.39            June 18, 2012
                                                 57,000                  $ 3.23          January 26, 2014
                                                100,000                  $ 1.10          December 8, 2014
----------------------------------------------------------------------------------------------------------
Warren G. Baker                                 100,000                  $ 3.00           January 8, 2014
                                                100,000                  $ 1.10          December 8, 2014
----------------------------------------------------------------------------------------------------------

                                         -----------------------------------------------------------------
                                          SECURITIES UNDER       EXERCISE PRICE (1)
NAME                                     OPTIONS GRANTED (#)       (CA$ PER SHARE)      EXPIRATION DATE
----------------------------------------------------------------------------------------------------------
Pierre Couture                                    8,000                  $ 3.51          September 9, 2013
                                                 12,000                  $ 3.04          January 26, 2014
                                                 30,000                  $ 2.14            June 20, 2014
                                                100,000                  $ 1.10          December 8, 2014
----------------------------------------------------------------------------------------------------------
Sebastien Gignac                                 10,000                  $ 6.00          February 14, 2009
                                                 18,000                  $ 7.50           March 19, 2010
                                                  5,000                  $ 3.85          December 13, 2011
                                                 20,000                  $ 2.39            June 18, 2012
                                                 34,156                  $ 3.23          January 26, 2014
                                                 30,000                  $ 2.14            June 20, 2014
                                                100,000                  $ 1.10          December 8, 2014
----------------------------------------------------------------------------------------------------------
Joseph G. Kozikowski                             50,000                  $ 3.00           January 8, 2014
----------------------------------------------------------------------------------------------------------

(1) The amounts set forth in this column are determined by the Board of Directors based on the public market value of the Common Shares as indicated at the close of business on the trading day immediately preceding the date of grant.

(2) Of these 9,167 options, Mr. Jacques Courville has exercised 6,000 options to acquire Common Shares on May 1, 2014.



ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.  Major shareholders

As of February 28, 2005, there were 42,664,523 issued and outstanding Common Shares. To the knowledge of the Company's directors and executive officers, the following table sets forth the names of the shareholders owning on record or beneficially, directly or indirectly, more than 5% of the Common Shares of the Company as at February 28, 2005, as well as the total amount of voting securities owned by the directors and officers as a group:

                                    TITLE OF       NUMBER OF       PERCENTAGE OF CLASS
IDENTITY OF PERSON OR GROUP           CLASS       SHARES HELD     AS OF FEBRUARY 28, 2005
---------------------------         ---------     -----------     -----------------------
Capital Technologies CDPQ Inc.        Common       2,678,572                 6.28%
(formerly Sofinov, Societe
Financiere d'Innovation Inc.)

General Electric Company              Common       2,586,392                 6.06%

Oppenheimer Funds, Inc.               Common       4,990,000                11.70%
(through Oppenheimer
International Growth Fund,
Massmutual International Equity
Fund and another related fund)

Directors and Officers as a group     Common         275,900                 0.65%

To the knowledge of the Company's directors and executive officers, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of February 28, 2005, 6,501,048 Common Shares of the Company were held by 21 registered holders with United States addresses, representing 15.24% of our outstanding Common Shares.

     B.  Related party transactions

In the normal course of business, the Company carried out the following transactions with certain directors, officers and companies related to these directors and officers:


                                                        Eight-month
                               Year ended              period ended              Year ended
                           December 31, 2004         December 31, 2003         April 30, 2003
                           ------------------        -----------------         --------------
Professional fees              $ 1,952,581                $    -                  $ 58,046
                               ===========                ======                  ========


These transactions were recorded at their exchange value, which is the consideration established and agreed upon by the related parties.


No director or officer or associate of a director or officer nor, to the knowledge of the directors or officers of the Company after having made reasonable enquiry, any person or company who beneficially owns directly or indirectly, more than 10% of the Common Shares of the Company outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, over the past three years in any material transaction of the Company nor do any such persons have a material interest in a proposed material transaction of the Company.



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


ITEM 9.  THE OFFER AND LISTING

     A.  Offer and listing details

ART's Common Shares have been listed on the TSX on June 29, 2000. The Common Shares are not listed on any other stock exchange and have not been publicly traded outside Canada.

The table below sets forth for the periods indicated (i) the high and low reported prices of the Common Shares on the TSX (in Canadian dollars).

(i)  ANNUAL HIGH AND LOW MARKET PRICES FOR THE LAST FISCAL PERIOD:

                                                      COMMON SHARES (IN CA$)
                                                 ------------------------------
                                                   HIGH                LOW
                                                 ------------------------------
                                                             (TSX)
     FISCAL PERIOD
     2004 (From January 1st, 2004 to
     December 31, 2004)                            $3.70              $0.82

(II) HIGH AND LOW MARKET PRICES FOR EACH FULL FINANCIAL QUARTER FOR THE MOST RECENT FISCAL PERIOD:

                                                       COMMON SHARES (IN CA$)
                                                -------------------------------
                                                    HIGH                LOW
                                                -------------------------------
                                                             (TSX)
     2004
     First Quarter
     (From January 1st, 2004 to March 31, 2004)     $3.70              $1.95

     Second Quarter
     (Ended June 30, 2004)                          $2.70              $1.98

     Third Quarter
     (Ended September 30, 2004)                     $2.10              $1.40

     Fourth Quarter
     (Ended December 31, 2004)                      $1.64              $0.82

(III) HIGH AND LOW MARKET PRICES EACH MONTH FOR THE MOST RECENT SIX MONTHS:

                                                    COMMON SHARES (IN CA$)
                                                -----------------------------
                                                   HIGH               LOW
                                                -----------------------------
                                                            (TSX)
     MONTH
     September 2004                                $1.99             $1.40
     October 2004                                  $1.64             $1.06
     November 2004                                 $1.42             $0.98
     December 2005                                 $1.09             $0.82
     January 2005                                  $1.29             $1.05
     February 2005                                 $1.19             $0.88

     B.  Plan of distribution

Not applicable.

     C.  Markets

See "Item 9" - The offer and listing - Part A. Offer and listing details.

ITEM 10.  ADDITIONAL INFORMATION

     A.   Share capital

Not applicable.

     B.   Memorandum and Articles of association

ART's Memorandum and Articles are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission to which our Articles of Incorporation and Memorandum were filed as exhibits.

     C.  Material contracts

In April 2001, the Company acquired an exclusive worldwide license from an affiliate of a member of its Scientific Advisory Board for a consideration of $250,000 and the issuance of 98,840 Common Shares. The agreement also stipulates that royalties shall be paid on the sale of the licensed technology or on the sale of medical products to be developed by the Company, to the extent that they incorporate the licensed technology. These transactions were recorded at their exchange value, which was the consideration established and agreed upon by the related parties.

On October 22, 2002, ART and GE Medical Systems (now known as GE Healthcare), a unit of General Electric Company, signed a multi-year agreement in which GE Medical Systems will market, manufacture and distribute ART's Softscan(R) breast imaging system. Under the SoftScan(R) Commercial Alliance Agreement, GE Healthcare will manufacture and distribute globally SoftScan(R) as of the full-production phase (the phase following the clinical and pre-production phases). Prior to the full-production phase, ART will manufacture the SoftScan(R) device. During the pre-production phase, GE Healthcare' specialists will receive SoftScan(R) specific training in order to prepare for commercialization, with a focus on using GE Healthcare' distribution channels. Under the Research and Development Alliance Agreement, GE Healthcare and ART will jointly collaborate on research and development projects in the field of optical molecular imaging.


On August 14, 2003, ART and GE Healthcare (formerly known as GE Medical Systems) signed an exclusive worldwide distribution agreement under which GE Healthcare will distribute ART's pre-clinical molecular imaging device (the "eXplore Optix(TM) Distribution Agreement"). Under the eXplore Optix(TM) Distribution Agreement, GE Healthcare purchases eXplore Optix(TM) units from ART, and is also responsible for sales, distribution, training, marketing and after-sales service. ART retains manufacturing and sourcing for all eXplore Optix(TM) units sold through GE Healthcare, and all rights to the technology and intellectual property.


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

This summary is based upon the Tax Treaty, the current provisions of the Canadian Tax Act, the regulations thereunder (the "Canadian Regulations"), all specific proposals to amend the Canadian Tax Act and the Canadian Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposals") and the Company's understanding of the administrative and assessing policies of the Canada Revenue Agency. The summary is not exhaustive of all potential Canadian tax consequences to a U.S. Holder and, except for the Proposals, nor does it otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action. The discussion does not take into account the tax laws of the various provinces or territories of Canada or foreign jurisdictions. It is intended to be a general description of the Canadian federal income tax considerations and does not take into account the individual circumstances of any particular shareholder.

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

Not applicable.

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

Foreign Currency Exchange Risks

The Company is exposed to foreign currency exchange rate risks as a result of its importing and exporting activities. The primary functional currency of the Company is the CA dollar. The reporting currency is the U.S. dollar. As a result, the Company is exposed to risk from changes in foreign currency exchange rates against the CA dollar and from changes in the foreign exchange rate between the CA dollar and the U.S. dollar. However, since the Company does not generate a significant volume of commercial transactions, the foreign currency exchange variation has a minimal impact on its earnings.

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



ITEM 16.  [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's board of directors has determined that the Company has at least one audit committee financial expert and that Mr. Benoit La Salle and Mr. Raymond Cyr are the "audit committee financial experts" of the Company serving on the audit committee of the board of directors. Mr. La Salle and Mr. Cyr are independent of Management.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a Code of Ethics for its principal executive and financial officers, because the laws of Canada -the Corporation's home country-do not require it to adopt one.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee establishes the independent auditors' compensation, determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act. For the year ended December 31, 2004 and for the eight-month period ended December 31, 2003, the aggregate fees billed by Raymond Chabot Grant Thornton, LLP, are as follows:

                        DEC. 31, 2004   DEC. 31, 2003
                            (US $)          (US $)
                        -------------   -------------
Audit Fees(1)             $ 37,939        $ 43,944
Audit-related Fees(2)        6,989             Nil
Tax Fees(3)                 11,634             Nil
All Other Fees(4)           60,076             Nil
                          --------        --------
Total                     $116,638        $ 43,944

--------
(1) Audit Fees consist of fees billed for the annual audit of the Company's financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC and the Quebec Autorite des Marches Financiers.

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

(4) Other fees include fees billed for a prospectus, translation services and training services.


ITEM 16D.  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.


ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

During the year ended December 31, 2004, no purchase of equity securities were made by or on behalf of the issuer or any "affiliated purchaser", as defined in subparagraph (a)(3)(i) of the Rule 10b-18 under the Exchange Act.



ITEM 17.   FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17. Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Our financial statements are stated in U.S. dollars and are prepared in accordance with Canadian GAAP. See note 19 to the financial statements for a reconciliation to U.S. GAAP.


ITEM 18.   FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

     A.   Financial Statements

Auditors' Report for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003.

Balance Sheets as at December 31, 2004 and December 31, 2003

Statement of Operations and Deficit for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003.

Statement of Cash Flows for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003.

Notes to Financial Statements.

     B.   Exhibits

                Incorporate
Exhibit No.     By Ref. To      Description of Exhibit
-----------     -----------     ----------------------------------------------
    1.1         1.1+            Certificate of Incorporation of the Company,
                                as amended.
    1.2         1.2+            By-laws of the Company.
    1.3         1.3+            English version of Amendment to Certificate of
                                Incorporation (for the Recapitalization).
    3.1         3.1+            Shareholders Agreements.
    4.1         3.2+            Agreements with National Optics Institute.
    4.2         3.3+            Quebec Real Property Lease.
    4.3         3.4+            Patent Portfolio License (+)
    4.4         3.5++           Asset Purchase Agreement
    4.5         [3.5+++]        SoftScan(R) Commercial Alliance Agreement (+)
    4.6         [3.5++++]       eXplore Optix(TM) Distribution Agreement (+)
   12.1          *              CEO Certification pursuant to Rule 13A-14(a)
   12.2          *              CFO Certification pursuant to Rule 13A-14(a)
   13.1          *              CEO Certification pursuant to Section 1350
   13.2          *              CFO Certification pursuant to Section 1350

------------
+    Incorporated by reference to the Company's Registration Statement on Form
     20-F.
(+) Pursuant to a Confidential Treatment Application filed with the SEC, certain confidential information has been redacted from this document and filed separately with the SEC.
++ Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended April 30, 2002.
+++ Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended April 30, 2003.
++++ Incorporated by reference to the Company's Annual Report on Form 20-F for the eight-month period ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.


                                     ART ADVANCED RESEARCH
                                     TECHNOLOGIES INC.



Date: March 31, 2005                 By: (s) Micheline Bouchard
                                         ---------------------------------------
                                         Micheline Bouchard
                                         President and Chief Executive Officer

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

                              ART ADVANCED RESEARCH
                               TECHNOLOGIES INC.

                          FINANCIAL STATEMENTS FOR THE
                          YEAR ENDED DECEMBER 31, 2004





Auditors' Report                                                              2
Comments by Auditors on Canada-United
States of America Reporting Differences                                       3
Financial Statements
   Balance Sheets                                                             4
   Operations and Deficit                                                     5
   Cash Flows                                                                 6
   Notes to Financial Statements                                        7 to 31

                                     Raymond Chabot Grant Thornton LLP (GRAPHIC)

Raymond Chabot Grant Thornton LLP
Chartered Accountants



AUDITORS' REPORT


To the Shareholders of
ART Advanced Research Technologies Inc.

We have audited the balance sheets of ART Advanced Research Technologies Inc. as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ Raymond Chabot Grant Thornton  LLP
-------------------------------------------
Chartered Accountants

Montreal, Canada
February 4, 2005


Suite 1900
National Bank Tower
600 De La Gauchetiere Street West
Montreal, Quebec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

MEMBER OF GRANT THORNTON INTERNATIONAL

                                     Raymond Chabot Grant Thornton LLP (GRAPHIC)

Raymond Chabot Grant Thornton LLP
Chartered Accountants


COMMENTS BY AUDITORS ON CANADA-UNITED STATES
OF AMERICA REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Raymond Chabot Grant Thornton LLP
-------------------------------------------
Chartered Accountants

Montreal, Canada
February 4, 2005


Suite 1900
National Bank Tower
600 De La Gauchetiere Street West
Montreal, Quebec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

MEMBER OF GRANT THORNTON INTERNATIONAL

ART ADVANCED RESEARCH TECHNOLOGIES INC.
BALANCE SHEETS
(In U.S. dollars)

                                                                 December 31,    December 31,
                                                                         2004            2003
                                                                 ------------    ------------
ASSETS
Current assets
   Cash                                                          $    631,164    $  4,200,128
   Term deposit, 1.45% (2.65% in 2003), maturing in April 2005
   (Note 17)                                                          249,584         231,392
   Commercial papers, 2.24% to 2.51% (2.70% to 2.80% in 2003),
   maturing from January to March 2005                             10,950,403       4,993,040
   Accounts receivable (Note 4)                                       883,604         801,649
   Investment tax credits receivable                                  815,760       1,158,682
   Inventories (Note 5)                                             1,014,551         336,042
   Prepaid expenses                                                   144,882         183,461
                                                                 ------------    ------------
                                                                   14,689,948      11,904,394
Property and equipment (Note 6)                                       547,406         478,218
Patents (Note 3)                                                    1,527,533       1,322,184
                                                                 ------------    ------------
                                                                 $ 16,764,887    $ 13,704,796
                                                                 ============    ============
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities (Note 8)             $  2,155,073    $  2,292,404
                                                                 ------------    ------------
SHAREHOLDERS' EQUITY
Share capital and share purchase warrants (Note 9)                 80,696,107      67,870,684
Contributed surplus (Notes 9(d) and 10)                               474,698          18,206
Deficit                                                           (68,122,241)    (56,753,062)
Cumulative translation adjustment                                   1,561,250         276,564
                                                                 ------------    ------------
                                                                   14,609,814      11,412,392
                                                                 ------------    ------------
                                                                 $ 16,764,887    $ 13,704,796
                                                                 ============    ============

Commitments and contingency (Notes 16 and 17)

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,

/s/ Benoit La Salle                        /s/ Raymond Cyr
-------------------------------------      -------------------------------------
Director                                   Director

ART ADVANCED RESEARCH TECHNOLOGIES INC.
OPERATIONS AND DEFICIT
(In U.S. dollars)

                                                                    Eight-month
                                                     Year ended    period ended        Year ended
                                                   December 31,    December 31,    April 30, 2003
                                                           2004            2003         (Note 11)
                                                   ------------    ------------    --------------
SALES                                               $ 1,935,000     $   681,875       $        --
Cost of sales                                           915,087         377,744                --
                                                    -----------     -----------       -----------
GROSS MARGIN                                          1,019,913         304,131                --
                                                    -----------     -----------       -----------
Operating expenses
   Research and development (Note 13)                 7,511,485       3,491,641         5,734,470
   Selling, general and administrative                3,474,446       2,239,324         2,885,065
   Amortization                                         249,627         136,643           138,173
                                                    -----------     -----------       -----------
                                                     11,235,558       5,867,608         8,757,708
                                                    -----------     -----------       -----------
Operating loss                                       10,215,645       5,563,477         8,757,708
Interest expense                                             --              --               393
Interest income                                        (300,221)        (63,384)          (99,674)
Foreign exchange loss                                    13,179         331,932           219,065
Other expenses (Note 9)                                      --              --         1,467,621
                                                    -----------     -----------       -----------
Loss from continuing operations before income
taxes                                                 9,928,603       5,832,025        10,345,113
Current income taxes recovered (Note 14)                     --              --        (1,318,668)
                                                    -----------     -----------       -----------
Loss from continuing operations                       9,928,603       5,832,025         9,026,445
Profit from discontinued operations (Note 11)                --              --        (2,479,841)
                                                    -----------     -----------       -----------
NET LOSS                                              9,928,603       5,832,025         6,546,604
Deficit, beginning of year                           56,753,062      49,561,034        42,309,220
Share and share purchase warrant issue expenses       1,440,576       1,360,003           705,210
                                                    -----------     -----------       -----------
Deficit, end of year                                $68,122,241     $56,753,062       $49,561,034
                                                    ===========     ===========       ===========
Basic and diluted loss per share from continuing
operations                                          $      0.24     $      0.20       $      0.38
                                                    ===========     ===========       ===========
Basic and diluted earnings per share from
discontinued operations                             $        --     $        --       $     (0.10)
                                                    ===========     ===========       ===========
Basic and diluted net loss per share (Note 3)       $      0.24     $      0.20       $      0.28
                                                    ===========     ===========       ===========
Basic and diluted weighted average number of
common shares outstanding                            41,220,856      29,456,248        23,493,351
                                                    ===========     ===========       ===========

The accompanying notes are an integral part of the financial statements.

                                                                               6
ART ADVANCED RESEARCH TECHNOLOGIES INC.
CASH FLOWS
(In U.S. dollars)

                                                                        Eight-month
                                                         Year ended    period ended        Year ended
                                                       December 31,    December 31,    April 30, 2003
                                                               2004            2003         (Note 11)
                                                       ------------    ------------    --------------
OPERATING ACTIVITIES
Net loss                                               $ (9,928,603)   $ (5,832,025)     $ (6,546,604)
Items not affecting cash
   Amortization                                             249,627         136,643           138,173
   Stock-based compensation (Note 10)                       142,516          18,206                --
   Other expenses (Note 9(c))                                    --              --           717,621
Net change in working capital items
   Accounts receivable                                      (18,427)       (635,388)           61,298
   Investment tax credits receivable                        382,500        (150,125)         (563,018)
   Inventories                                             (584,827)       (321,780)               --
   Prepaid expenses                                          26,492          79,717          (175,242)
   Accounts payable and accrued liabilities                 (74,535)        269,149           164,623
                                                       ------------    ------------      ------------
Cash flows from continuing operating activities          (9,805,257)     (6,435,603)       (6,203,149)
Cash flows from discontinued activities                          --              --        (4,330,520)
                                                       ------------    ------------      ------------
Cash flows from operating activities                     (9,805,257)     (6,435,603)      (10,533,669)
                                                       ------------    ------------      ------------
INVESTING ACTIVITIES
Short-term investments                                   (4,402,764)       (919,619)       (1,130,730)
Property and equipment                                     (234,972)       (166,078)          (53,408)
Other assets                                               (123,772)        500,017          (647,768)
                                                       ------------    ------------      ------------
Cash flows from continuing investing activities          (4,761,508)       (585,680)       (1,831,906)
Cash flows from discontinued activities (Note 11)                --              --         5,500,000
                                                       ------------    ------------      ------------
Cash flows from investing activities                     (4,761,508)       (585,680)        3,668,094
                                                       ------------    ------------      ------------
FINANCING ACTIVITIES
Shares and share purchase warrants                       12,888,327      11,605,148         7,502,855
Share and share purchase warrant issue expenses          (1,440,576)     (1,360,003)         (705,210)
                                                       ------------    ------------      ------------
Cash flows from financing activities                     11,447,751      10,245,145         6,797,645
Effect of foreign currency translation adjustments          551,957         146,261           200,666
                                                       ------------    ------------      ------------
                                                         11,999,708      10,391,406         6,998,311
                                                       ------------    ------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     (2,567,057)      3,370,123           132,736
Cash and cash equivalents, beginning of year              4,200,128         830,005           697,269
                                                       ------------    ------------      ------------
Cash and cash equivalents, end of year                 $  1,633,071    $  4,200,128      $    830,005
                                                       ============    ============      ============
CASH AND CASH EQUIVALENTS
Cash                                                   $    631,164    $  4,200,128      $    830,005
Commercial paper                                          1,001,907              --                --
                                                       ------------    ------------      ------------
                                                       $  1,633,071    $  4,200,128      $    830,005
                                                       ============    ============      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid                                          $         --    $         --      $       (393)
Interest received                                           246,680          47,753            90,366

The accompanying notes are an integral part of the financial statements.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)



1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND CHANGE IN FISCAL YEAR-END

The Company, incorporated under the Canada Business Corporations Act, is involved in the research, design, development and marketing of optical molecular imaging systems for the medical and pharmaceutical sectors. The Company's shares have been listed on the Toronto Stock Exchange since June 29, 2000.

The Company evolved from a primarily technology-driven company with its two main products, eXplore Optix and SoftScan, to a market-focused organization. The Company currently sells eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with General Electric Company ("GE"). SoftScan, its time domain optical breast imaging device, is currently undergoing clinical trials.

As the Company is moving towards full commercialization, the Company estimates that there will be additional capital requirements relating to its research and development activities and commercialization of its products. The ability to generate positive net income and cash flows from operations in the future is dependent upon many factors, including the Company's ability to raise additional capital, the level of market acceptance for the Company's products, the degree of competition encountered by the Company and general economic conditions.

In 2003, the Company changed its fiscal year-end from April 30 to December 31. Accordingly, the comparative financial statements for December 31, 2003 are for an eight-month period. During the year ended April 30, 2003, the Company had no commercial operations.


2 - CHANGES IN ACCOUNTING POLICIES

On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870,Stock-based Compensation and Other Stock-based Payments. This Section defines in particular the recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. From May 1, 2002 to April 30, 2003, the Company has adopted the latter alternative treatment.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)



2 - CHANGES IN ACCOUNTING POLICIES (CONTINUED)

In September 2003, the transitional provisions of CICA Handbook Section 3870 were revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value-based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value-based method of accounting for fiscal years beginning January 1, 2004. During the eight-month period ended December 31, 2003, effective as of the beginning of the period, the Company chose to record an expense for the stock options granted to employees using the fair value method. The effect of the adoption of the recommendations has resulted in a charge of $18,206 in the statement of operations and deficit for the eight-month period ended December 31, 2003.

On May 1, 2002, the Company adopted prospectively the recommendations of CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section prescribes that an intangible asset with a limited useful life should be amortized over its useful life. Moreover, the section requires new financial statement disclosure with respect to intangible assets subject to amortization, the gross carrying amount, accumulated amortization and the amount of intangible assets subject to amortization that were acquired since the beginning of the year. The supplementary information required by this section is presented in
Note 3.


3 - ACCOUNTING POLICIES

The financial statements are expressed in United States of America dollars (U.S. dollars) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. The principal differences between Canadian and U.S. GAAP are described in Note 19.

USE OF ESTIMATES

These financial statements have been prepared in accordance with Canadian GAAP which require management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The financial statements include the accounts of the Company and its wholly-owned subsidiaries, SAMI System Inc., formerly known as ISIS Infrared Screening Inspection Solutions Inc., and ART Aerospace Research U.S. Inc. These companies are inactive, therefore, there are no significant intercompany accounts or transactions to eliminate.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)



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

INVENTORIES

Finished goods and work in process are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

Cost is determined by the first in, first out method.

AMORTIZATION

Property and equipment are recorded at cost and are amortized over their estimated useful lives on a straight-line basis over the following periods:

Computer equipment                                           3 years
Office furniture, tools and equipment                        5 years
Leasehold improvements                                 Term of lease

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

3 - ACCOUNTING POLICIES (CONTINUED)

PATENTS

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. Patent maintenance costs are expensed as incurred. Patents are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should this test indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment. Information relating to the patents is detailed as follows:

                                                                               December 31,   December 31,
                                                                                       2004           2003
                                                                               ------------   ------------
Gross carrying value                                                           $  1,598,926   $  1,342,771
Accumulated amortization                                                             71,393         20,587
                                                                               ------------   ------------
Net carrying value                                                             $  1,527,533   $  1,322,184
                                                                               ============   ============
Patents acquired during the period                                             $    150,588   $     97,180
                                                                               ============   ============

RESEARCH AND DEVELOPMENT EXPENSES

Research expenses are charged against income in the year in which they are incurred. Development expenses, including the costs of preparing prototypes, are charged against income in the year in which they are incurred, unless the criteria for capitalization under Canadian GAAP are met. The Company has not deferred any development costs to date.

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

CASH AND CASH EQUIVALENTS

The Company presents cash and highly liquid investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Cash equivalents are carried at cost, which approximates fair value.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

3 - ACCOUNTING POLICIES (CONTINUED)

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

Transactions concluded in currencies other than the currency of measurement have been translated as follows: monetary assets and liabilities have been translated at the exchange rates in effect at the balance sheet dates, non-monetary assets and liabilities are translated at rates in effect at transaction dates and revenues and expenses have been translated at the weighted average exchange rates for the fiscal years. Exchange gains and losses arising from such transactions have been included in income.

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

BASIC AND DILUTED LOSS PER COMMON SHARE AND INFORMATION PERTAINING TO NUMBER OF SHARES

The Company uses the treasury stock method to determine the dilutive effect of share purchase warrants and stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all years or periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all of the years or periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

Stock options and share purchase warrants for the purchase of 4,666,796, 4,645,022 and 3,946,437 common shares were outstanding at December 31, 2004, December 31, 2003, and April 30, 2003, respectively, but were not included in the calculation of the diluted loss per share.

DISCLOSURE OF GUARANTEES

In February 2003, the CICA issued Accounting Guideline No. 14
(AcG-14), Disclosure of Guarantees, that provides guidance on the determination of guarantees and requires that the guarantor disclose the important details related to a guarantee, even though the likelihood of the guarantor having to make any payments under the guarantee is slight.

The implementation of AcG-14 did not have any significant impact on the financial position of the Company or on the results of its operations.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

4 - ACCOUNTS RECEIVABLE

                                                                               December 31,   December 31,
                                                                                       2004           2003
                                                                               ------------   ------------
Trade accounts, net of allowance for doubtful accounts of nil                  $    647,583   $    681,875
Sales tax receivable                                                                134,949         78,344
Interest and other receivables                                                      101,072         41,430
                                                                               ------------   ------------
                                                                               $    883,604   $    801,649
                                                                               ============   ============

Accounts receivable from one customer, who is a distributor of the eXplore Optix product, represent 100% of the Company's trade accounts receivable. 100% of the Company's sales (82.4% in 2003) were made to this same customer.

5 - INVENTORIES

                                                                               December 31,   December 31,
                                                                                       2004           2003
                                                                               ------------   ------------
Raw materials                                                                  $    475,549   $    336,042
Work in process                                                                     178,765
Finished goods                                                                      360,237
                                                                               ------------   ------------
                                                                               $  1,014,551   $    336,042
                                                                               ============   ============

6 - PROPERTY AND EQUIPMENT

                                                                                         December 31, 2004
                                                                  ----------------------------------------
                                                                               Accumulated
                                                                        Cost  amortization             Net
                                                                  ----------  ------------        --------
Computer equipment                                                $1,002,742    $  801,896        $200,846
Office furniture                                                     236,369       224,660          11,709
Tools and equipment                                                  291,845       221,541          70,304
Leasehold improvements                                               424,814       160,267         264,547
                                                                  ----------    ----------        --------
                                                                  $1,955,770    $1,408,364        $547,406
                                                                  ==========    ==========        ========

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

6 - PROPERTY AND EQUIPMENT (CONTINUED)

                                                                                         December 31, 2003
                                                                 -----------------------------------------
                                                                                Accumulated
                                                                       Cost    amortization            Net
                                                                 ----------    ------------      ---------
Computer equipment                                               $  805,133      $  653,839      $ 151,294
Office furniture                                                    216,144         188,658         27,486
Tools and equipment                                                 219,432         138,937         80,495
Leasehold improvements                                              337,918         118,975        218,943
                                                                 ----------      ----------      ---------
                                                                 $1,578,627      $1,100,409      $ 478,218
                                                                 ==========      ==========      =========

7 - CREDIT FACILITIES

As at December 31, 2004, the Company had available a credit facility of $1,081,531 (CA$1,300,000) pursuant to the provisions of a qualifying investment tax credit receivable program. Such loans are repayable upon receipt of the tax credits. This facility was available but not utilized as at December 31, 2004 and December 31, 2003 respectively. This facility bears interest at the base rate plus 1.5% and is renewable on an annual basis.

As at December 31, 2004, a credit facility of $831,947 (CA$1,000,000), secured by a pledge of accounts receivable and by a charge on all assets of the Company, was available but not utilized. This facility bears interest at the base rate plus 1.75% and is renewable on an annual basis. The Company has to comply with certain restrictive clauses which were all met at December 31, 2004.

8 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                             December 31,   December 31,
                                                                                    2004           2003
                                                                             ------------   ------------
Trade accounts                                                               $  919,658     $1,101,257
Employee related
    Salaries                                                                    560,918        578,835
    Bonus                                                                       540,578        334,447
Corporate transaction costs                                                     -               33,738
Other                                                                           133,919        244,127
                                                                             ----------     ----------
                                                                             $2,155,073     $2,292,404
                                                                             ==========     ==========

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

9 - SHARE CAPITAL AND SHARE PURCHASE WARRANTS

AUTHORIZED

Unlimited number of shares without par value
 Common shares
 Preferred shares, issuable in series, having such attributes as the Board of Directors may determine

The following table presents the changes in the number of outstanding common shares in the last three periods:


                                        December 31, 2004                December 31, 2003                April 30, 2003
                                 --------------------------     --------------------------     ---------------------------
                                              Common shares                  Common shares                   Common shares
                                 --------------------------     --------------------------     ---------------------------
                                     Number          Value         Number          Value         Number            Value
                                 ----------     -----------     ---------      -----------     ---------       -----------
ISSUED AND FULLY PAID
Balance, beginning of year       34,238,523     $65,955,938     26,673,34      $55,487,915    20,523,591       $47,985,060
Issue of shares for cash          8,420,000      12,714,401(a)  7,564,782       10,467,294(b)  6,142,680         7,500,000(c)
Issue of shares for cash
following the
exercise of stock options             6,000           8,286           400              729         7,070             2,855
                                 ----------     -----------    ----------      -----------    ----------       -----------
Balance, end of year             42,664,523     $78,678,625    34,238,523      $65,955,938    26,673,341       $55,487,915
                                 ==========     ===========    ==========      ===========    ==========       ===========

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

9 - SHARE CAPITAL AND SHARE PURCHASE WARRANTS (CONTINUED)

The following tables present the changes in the number of share purchase warrants outstanding in the last three periods:

                                                                                         December 31, 2004
                                                               -------------------------------------------
                                                                                                  Weighted
                                                                                                   average
                                                                                                  exercise
                                                                                                     price
                                                                   Number          Value               CA$
                                                               ----------    ------------         --------
Balance, beginning of year                                      3,208,422    $  1,914,746         $   4.84
Issue of share purchase warrants                                  546,000         162,736 (a)         2.15
Expiry of share purchase warrants                              (1,560,000)       (60,000) (d)         7.50
                                                               ----------    ------------
Balance, end of year                                            2,194,422    $  2,017,482         $   2.28
                                                                =========    ============

                                                                                         December 31, 2003
                                                                 -----------------------------------------
                                                                                                  Weighted
                                                                                                   average
                                                                                                  exercise
                                                                                                     price
                                                                    Number         Value               CA$
                                                                 ---------   -------------      ----------
Balance, beginning of year                                       2,465,237   $     777,621      $     5.66
Issue of share purchase warrants                                   743,185       1,137,125(b)         2.11
                                                                 ---------   -------------
Balance, end of year                                             3,208,422   $   1,914,746      $     4.84
                                                                 =========   =============

                                                                                            April 30, 2003
                                                                 -----------------------------------------
                                                                                                  Weighted
                                                                                                   average
                                                                                                  exercise
                                                                                                     price
                                                                    Number            Value            CA$
                                                                 ---------    -------------     ----------
Balance, beginning of year                                       1,560,000    $      60,000     $     7.50
Issue of share purchase warrants                                   905,237          717,621(c)        2.50
                                                                 ---------    -------------
Balance, end of year                                             2,465,237    $     777,621     $     5.66
                                                                 =========    =============

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

 9 - SHARE CAPITAL AND SHARE PURCHASE WARRANTS (CONTINUED)

(a) In March 2004, the Company issued 8,420,000 common shares through a public offering for gross cash proceeds of $12,714,401. Commission and other transaction costs amounting to $1,440,576 were incurred and included in the deficit.

         In December 2004, the Company issued to an agent 546,000 share purchase warrants at an exercise price of CA$2.15, by way of private placement, and received, in consideration, aggregate proceeds of $241,904. This private placement of share purchase warrants was coincident with, and set as a condition for, the payment of a sum of $241,904 to the agent in consideration for the settlement of all claims and disputes between the agent and ART. With respect to the share purchase warrants issue, 50% of the share purchase warrants are exercisable immediately and the balance beginning December 2005. The share purchase warrants will expire five years from the date of issue. The Company evaluated the fair value of the share purchase warrants at $162,736 using the Black & Scholes model. The valuation assumptions are listed below:

         -        Expected life: 5 years;

         -        Expected volatility: 70%;

         -        Weighted average risk-free interest rate: 3.71%;

         -        Dividend rate: 0%.

(b) During the eight-month period ended December 31, 2003, the Company completed a series of financing rounds through private placements.

         According to financing agreements closed on September 22, 2003, December 12, 2003 and December 22, 2003, the Company issued 7,564,782 common shares and 743,185 share purchase warrants for gross cash proceeds of $11.6 million. Commissions related to the financing rounds amounting to $1,162,666 were incurred and included in the deficit as share and share purchase warrant issue expenses. The 743,185 share purchase warrants issued for the financing to two agents were evaluated at $1,137,125, following the assumptions listed below and were presented in the section "Share capital and share purchase warrants" of the shareholders' equity.

         Information relating to the share purchase warrants is detailed as follows:

         - The first agent received 630,154 share purchase warrants entitling it to buy 630,154 common shares of the Company at an exercise price of CA$2.08;

         - The second agent received 94,742 share purchase warrants entitling it to buy 94,742 common shares of the Company at an exercise price of CA$2.08 and 18,289 share purchase warrants entitling it to buy 18,289 common shares of the Company at an exercise price of CA$3.23.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

9 - SHARE CAPITAL AND SHARE PURCHASE WARRANTS (CONTINUED)

         These share purchase warrants are exercisable beginning on the grant date and expire three years after. The Company evaluated the fair value of share purchase warrants using the Black & Scholes model. The valuation assumptions are listed below:

         -        Expected life: 3 years;

         -        Expected volatility: 70%;

         -        Weighted average risk-free interest rate: 3.71%;

         -        Dividend rate: 0%.

(c) During the year ended April 30, 2003, the Company completed a series of equity financing rounds through private investments and concluded strategic agreements with one of the investors.

         Pursuant to the financing agreements closed on November 8 and 15, 2002, the Company issued 6,142,680 common shares for gross cash proceeds of $7.5 million. Commissions and other transaction costs amounting to $705,210 were incurred and included in the deficit.

         On November 15, 2002, in conjunction with the closing of one of the financing rounds, the Company concluded two strategic alliance agreements with GE. The first agreement, known as the "Master Research and Development Alliance Agreement", establishes mutual responsibilities of the Company and GE in research and development activities for the commercialization of new technologies, mainly for the molecular imaging sector. The second agreement, the "SoftScan Commercial Alliance Agreement", defines mutual responsibilities of the Company and GE concerning the development, promotion and manufacturing program for SoftScan.

         The Company paid management fees of $750,000 in cash to an agent for services rendered in the negotiation and ratification of the strategic agreements. These fees were expensed and presented in the "other expenses" of the operations and deficit statement and "operating activities" of the cash flow statement for the period.

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

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

9 - SHARE CAPITAL AND SHARE PURCHASE WARRANTS (CONTINUED)

         The Company evaluated the fair value of share purchase warrants No. 1 using the Black & Scholes model. The valuation assumptions are listed below:

         -        Expected life: 5 years;

         -        Expected volatility: 70%;

         -        Risk-free interest rate: 4.3%;

         -        Dividend rate: 0%.

         Using these assumptions, a total of $717,621 was charged to expenses and included in the section "other expenses" of the operations and deficit statement while the consideration was recorded under "share capital and share purchase warrants" in shareholders' equity.

         In the case of share purchase warrants No. 2, the Company will record the underlying cost when specific criteria for exercising the warrants will be achieved. The fair market value will be evaluated at that time.

(d) Upon the expiry of the share purchase warrants, an amount of $60,000 was transferred to contributed surplus.

10 - STOCK-BASED COMPENSATION PLAN

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

As at December 31, 2004, December 31, 2003 and April 30, 2003, 2,650,000 common shares were authorized for issuance. Since its inception, 699,840 common shares have been issued under this plan.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

10 - STOCK-BASED COMPENSATION PLAN (CONTINUED)

The following table presents the changes in the number of options outstanding in the last three periods:


                                              December 31, 2004     December 31, 2003       April 30, 2003
                                        -----------------------   -------------------  -------------------
                                            Directors, officers   Directors, officers  Directors, officers
                                                            and                   and                  and
                                                      employees             employees            employees
                                        -----------------------   -------------------  -------------------
                                                       Weighted              Weighted             Weighted
                                                        average               average              average
                                                       exercise              exercise             exercise
                                          Number of       price  Number of      price  Number of     price
                                            options         CA$   options         CA$    options       CA$
                                        -----------    -------- ----------   --------  ---------  --------
Balance, beginning of year                1,431,600        3.79 1,476,200        4.06  1,207,070      6.01
Options granted                           1,282,574(a)     1.96   142,400        3.21    658,900      2.04
Options exercised                            (6,000)       1.91      (400)       2.39     (7,070)     0.63
Options cancelled                          (240,800)       4.18  (186,600)       5.42   (382,700)     6.81
                                          ---------             ---------              ---------
Balance, end of year                      2,467,374        2.81 1,431,600        3.79  1,476,200      4.06
                                          =========             =========              =========
Options exercisable, end of year          1,222,898        3.63   846,400        4.81    739,565      5.81
                                          =========             =========              =========

(a) On January 27, 2004, in consideration for renouncing to the cash payment of the prior year's bonuses, certain officers and employees were granted a total of 288,740 options to buy common shares at an exercise price of CA$3.23. The expense related to the bonuses had been accrued in the eight-month period ended December 31, 2003. Upon issuance of the options, the bonus accrual was reversed and an amount of $253,976, representing the fair value of the options, was credited to contributed surplus .

As at December 31, 2004, a total of 522,214 common share purchase options had been granted over the available limit and are pending the shareholders' approval.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

10 - STOCK-BASED COMPENSATION PLAN (CONTINUED)

The following table presents the details of directors, officers and employees options:

                                                            December 31,    December 31,       April 30,
                                                                   2004            2003            2003
                                                            -----------     -----------     -----------
                                             Number of        Number of       Number of       Number of    Exercise
                                               options          options         options         options       price
Date granted               Expiry date(a)      granted      outstanding     outstanding     outstanding         CA$
------------               --------------    ---------      -----------     -----------     -----------    --------
1996-04-26                    2006-04-25       683,000                -              -              -          0.52
1996-06-21                    2006-06-20         4,000                -              -              -          0.63
1996-08-21                    2006-08-20        30,000           30,000         30,000         30,000          1.70
1997-08-29                    2007-08-28       230,000          137,000        137,000        192,000          4.60
1998-02-09                    2008-02-08        40,000                -              -              -          6.25
1998-03-10                    2008-03-09        14,000            2,000          2,000          2,000          7.50
1999-02-15                    2009-02-14       221,000          111,000        118,000        169,000          6.00
1999-10-08                    2009-10-07        30,000                -              -              -          6.00
2000-02-17                    2010-02-16       125,000           10,000         27,000         27,000          7.50
2000-03-20                    2010-03-19       531,000          165,000        180,000        232,000          7.50
2000-09-11                    2010-09-10        11,000                -              -          1,000          7.40
2000-12-05                    2010-12-04         8,000            5,000          5,500          5,500          5.95
2001-01-30                    2011-01-29        40,000                -              -              -          6.25
2001-08-24                    2011-08-23        20,000                -              -              -          4.85
2001-09-05                    2011-09-04        90,000                -         90,000         90,000          4.75
2001-12-14                    2011-12-13        91,500           53,000         68,000         68,500          3.85
2002-04-11                    2012-04-10         5,500            3,000          5,500          5,500          3.58
2002-06-19                    2012-06-18       216,400          133,400        204,200        211,200          2.39
2002-08-16                    2012-08-15       275,000          275,000        275,000        275,000          1.72
2002-09-05                    2012-09-04         2,000            2,000          2,000          2,000          2.50
2002-11-14                    2012-11-13        80,000           60,000         80,000         80,000          2.35
2002-11-28                    2012-11-27         3,000                -              -          3,000          2.87

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

10 - STOCK-BASED COMPENSATION PLAN (CONTINUED)

                                                            December 31,    December 31,       April 30,
                                                                   2004            2003            2003
                                                            -----------     -----------     -----------
                                             Number of        Number of       Number of       Number of    Exercise
                                               options          options         options         options       price
Date granted               Expiry date(a)      granted      outstanding     outstanding     outstanding         CA$
------------               --------------    ---------      -----------     -----------     -----------    --------
2003-02-10                     2013-02-09       50,000           44,000          50,000          50,000        1.91
2003-02-27                     2013-02-26       32,500           15,000          15,000          32,500        1.81
2003-05-14                     2013-05-13       25,900           25,900          25,900               -        1.80
2003-09-10                     2013-09-09      111,000          111,000         111,000               -        3.51
2003-11-12                     2013-11-11        5,500            2,500           5,500               -        3.82
2004-01-09                     2014-01-08      150,000          150,000               -               -        3.00
2004-01-27                     2014-01-26      288,740          288,740               -               -        3.23
2004-01-27                     2014-01-26       40,000           40,000               -               -        3.04
2004-06-21                     2014-06-20      118,334          118,334               -               -        2.14
2004-11-16                     2014-11-15       20,000           20,000               -               -        1.28
2004-12-09                     2014-12-08      665,500          665,500               -               -        1.10
                                             ---------        ---------       ---------       ---------
                                             4,257,874        2,467,374       1,431,600       1,476,200
                                             =========        =========       =========       =========
Weighted-average remaining
contractual life                                              8.0 years       7.0 years       7.2 years
                                                              =========       =========       =========

(a) During the year ended April 30, 2003, the Board of Directors of the Company agreed to extend the duration of certain options granted to a former director. Under the conditions of grant governed by the stock option plan, 250,000 options granted to this director were to expire beginning on August 28, 2007. Unless the Board of Directors directs otherwise, the Company's stock option plan stipulates that such options be exercised within ninety (90) days following the director's resignation, failing which the options will expire. Following the resignation of the director, the Board of Directors chose to extend the exercise period of the options in recognition of past services rendered to the Company. The exercise period of the options was extended until February 2006 and the exercise price remained the same.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

10 - STOCK-BASED COMPENSATION PLAN (CONTINUED)

The fair value of stock options granted during the year ended December 31, 2004 and the eight-month period ended December 31, 2003 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:

-    Weighted average expected life: 4.33 years (4.5 years in 2003);

-    Expected volatility: 70% (70% in 2003);

-    Weighted average risk-free interest rate: 3.46% (3.84% in 2003);

-    Dividend rate: 0% (0% in 2003).

The weighted average fair value of stock options granted during the year ended December 31, 2004 was $0.68 ($1.36 in 2003).

The Company recorded an expense of $142,516 ($18,206 for the eight-month period ended December 31, 2003), using the fair value method, in its operations and deficit statement for stock options granted to employees in the year ended December 31, 2004.

During the year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table :

                                                                    Eight-month
                                                  Year ended       period ended        Year ended
                                                 December 31,      December 31,         April 30,
                                                        2004               2003              2003
                                                 ------------      ------------      ------------
Net loss as reported                             $  9,928,603      $  5,832,025      $  6,546,604
Less: compensation expense recognized in the
statement of operations and deficit                  (142,516)          (18,206)               --
Plus: total compensation expense                      344,324           153,296           134,959
                                                 ------------      ------------      ------------
Pro forma net loss                               $ 10,130,411      $  5,967,115      $  6,681,563
                                                 ============      ============      ============
Basic and diluted loss per share
    As reported                                  $      (0.24)     $      (0.20)     $      (0.28)
    Pro forma                                    $      (0.25)     $      (0.20)     $      (0.28)

OTHER STOCK OPTIONS

During the fiscal year ended April 30, 2001, the Company granted 5,000 common stock options to a consultant as partial compensation for services rendered to the Company. The options are exercisable at CA$4.80 and expire on March 19, 2011.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

11 - DISCONTINUED OPERATIONS

The Company's bio-optical imaging activities led it to reconsider its involvement in the industrial sector. Due to an economic downturn affecting the electronics market and the lack of sales and distribution infrastructure, the ISIS thermal imaging division had not been able to reach an acceptable level of profitability. Consequently, with the Board's approval, the Company decided to sell the division during the month of July 2002 to Photon Dynamics, Inc. for $5.5 million.

The operations of the industrial division presented as at April 30, 2003 were reclassified under "profit from discontinued operations". Results are detailed as follows:

                                                                                            Year ended
                                                                                             April 30,
                                                                                                  2003
                                                                                          ------------
Revenues                                                                                  $         --
                                                                                          ============
Operating loss                                                                            $    516,281
                                                                                          ============
Gain on disposal of the industrial division, net of current taxes of $1,318,668           $  2,996,122
                                                                                          ============
Profit from discontinued operations                                                       $ (2,479,841)
                                                                                          ============

As at April 30, 2003, an amount of $550,000 received from Photon Dynamics, Inc. was deposited in trust. This amount bore interest at 1.05% and was converted to cash in July 2003.

12 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company carried out the following transactions with certain directors, officers and companies related to these directors and officers:

                                             Eight-month
                              Year ended    period ended    Year ended
                            December 31,    December 31,     April 30,
                                    2004            2003          2003
                              ----------    ------------    ----------
Directors
   Professional fees          $       --     $       --     $   58,046
Officers
   Clinical research fees      1,952,581             --             --
                              ----------    ------------    ----------
                              $1,952,581     $       --     $   58,046
                              ==========     ===========    ==========

These transactions were recorded at their exchange value, which is the consideration established and agreed upon by the related parties.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

13 - RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenses and the related investment tax credits included in the statement of operations and deficit are as follows:

                                                         Eight-month
                                        Year ended      period ended        Year ended
                                      December 31,      December 31,         April 30,
                                              2004              2003              2003
                                       -----------       -----------       -----------
Research and development expenses      $ 8,776,341       $ 3,925,506       $ 6,305,262
Investment tax credits                  (1,264,856)         (433,865)         (570,792)
                                       -----------       -----------       -----------
                                       $ 7,511,485       $ 3,491,641       $ 5,734,470
                                       ===========       ===========       ===========

The Company's investment tax credit claims previously submitted for the fiscal years ended April 30, 2002 and April 30, 2003 were reviewed by the tax authorities in 2004. Following a positive review, the Company collected $593,584 more than what had been originally recorded. The Company applied this excess against research and development expenses incurred in the fiscal year ended December 31, 2004.

The investment tax credits recorded by the Company are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

14 - INCOME TAXES

The current tax recovery presented in the operations and deficit statement for the year ended April 30, 2003 represents the utilization of tax losses to recover current income tax resulting from the gain related to the discontinued operations.

The variance between the statutory income tax rate (31.02% for December 31, 2004, 31.05% for December 31, 2003 and 34.48% for April 30, 2003) and the
Company's effective income tax rate (nil for December 31, 2004, nil for December 31, 2003 and 12.7% for April 30, 2003) for all the periods presented is mainly attributable to the valuation allowance related to future income tax assets.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

14 - INCOME TAXES (CONTINUED)

Future income tax assets of $27,402,160 as at December 31, 2004 ($22,239,492 as at December 31, 2003) have not been reflected in these financial statements. These assets result primarily from non-capital losses and unused income tax deductions resulting from expenses recognized for accounting purposes but not deducted for income tax purposes. These losses and unused income tax deductions could allow the Company to reduce its current income taxes in subsequent years. They are summarized as follows:

                                                                     December 31,       December 31,
                                                                             2004               2003
                                                                     ------------       ------------
Future income tax assets resulting from
    Tax losses                                                       $ 19,877,131       $ 16,483,069
    Research and development expenses                                   3,732,794          2,656,248
    Excess of tax basis over carrying value of assets                     908,151            805,387
    Federal non-refundable research and development tax credits         2,884,084          2,294,788
                                                                       27,402,160         22,239,492
Valuation allowance                                                   (27,402,160)       (22,239,492)
                                                                     ------------       ------------
Net future income tax assets recorded                                $         --       $         --
                                                                     ============       ============

As at December 31, 2004, the non-capital tax losses and unused income tax deductions are available as follows:

                                                                                     Federal     Provincial
                                                                                 -----------    -----------
Non-capital losses expiring in
    2005                                                                         $ 4,349,241    $ 4,516,114
    2006                                                                           6,983,305      4,209,815
    2007                                                                          12,108,274     11,492,989
    2008                                                                          14,310,463     14,222,579
    2009                                                                           9,450,038      9,299,722
    2010                                                                           6,181,226      6,109,774
    2014                                                                          11,709,132     11,709,132
                                                                                 -----------    -----------
                                                                                  65,091,679     61,560,125
Unused income tax deductions
    Research and development expenses which can be deferred over
    an indefinite period                                                          10,372,259     16,162,365
                                                                                 -----------    -----------
                                                                                 $75,463,938    $77,722,490
                                                                                 ===========    ===========

15 - SEGMENT INFORMATION

Beginning January 2004, the Company operates in two sectors for financial reporting purposes; the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan(R) time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix(TM) product. The accounting policies of the segments are the same as those described in Note 3.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

15 - SEGMENT INFORMATION (CONTINUED)

The information pertaining to the two operating segments is summarized as follows:

                                                        Year ended December 31, 2004
                                             ---------------------------------------------------
                                             Pharmaceutical         Medical            Total
                                             --------------      ------------       ------------
SALES                                         $  1,935,000       $         --       $  1,935,000
Cost of sales                                      915,087                 --            915,087
                                              ------------       ------------       ------------
GROSS MARGIN                                     1,019,913                 --          1,019,913
                                              ------------       ------------       ------------
Operating expenses
    Research and development                     1,944,023          5,567,462          7,511,485
    Selling, general and administrative          1,314,888          2,159,558          3,474,446
    Amortization                                   153,895             95,732            249,627
                                              ------------       ------------       ------------
                                                 3,412,806          7,822,752         11,235,558
                                              ------------       ------------       ------------
Operating loss                                   2,392,893          7,822,752         10,215,645
Interest income                                    (84,182)          (216,039)          (300,221)
Foreign exchange loss                                3,695              9,484             13,179
                                              ------------       ------------       ------------
NET LOSS                                      $  2,312,406       $  7,616,197       $  9,928,603
                                              ============       ============       ============

As at December 31, 2004, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

                                 Corporate    Pharmaceutical      Medical          Total
                                -----------   --------------    ----------      -----------
Identifiable assets             $12,897,559     $2,132,979      $1,734,349      $16,764,887

16 - CONTRACTUAL COMMITMENTS

The Company is committed under operating leases expiring between 2005 and 2012 to pay a total amount of $3,141,477 principally for its premises.

The annual commitments for the next five years are as follows:

2005                                              $ 437,984
2006                                                394,703
2007                                                396,186
2008                                                406,337
2009                                                403,202

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

17 - CONTINGENCY

LETTERS OF CREDIT

As at December 31, 2004, letters of credit of $166,389 (CA$200,000) and $83,195 (CA$100,000) have been issued in favour of a lessor with respect to the rental of certain premises by the Company. A term deposit maturing in April 2005 has been provided as security for these letters of credit.

18 - FINANCIAL INSTRUMENTS

The financial statements include only primary financial instruments.

The fair value of short-term financial assets and liabilities is equivalent to their carrying amount given that they will mature shortly.

Except for accounts receivable of $647,583 ($681,875 in 2003) and cash of $28,189 ($2,411,483 in 2003), all other financial instruments are denominated in Canadian dollars.

19 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The amounts reported in the financial statements of the Company, prepared under Canadian GAAP, conform in all material respects to the amounts that would have been reported if the financial statements had been prepared under U.S. GAAP, except for the following:

RECONCILIATION OF STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

                                                                     Eight-month
                                                   Year ended       period ended      Year ended
                                                  December 31,       December 31,       April 30,
                                                         2004               2003            2003
                                                  -----------       ------------      -----------
Net loss under Canadian and U.S. GAAP             $ 9,928,603       $ 5,832,025       $ 6,546,604
Change in cumulative translation adjustments
account(a)                                         (1,284,686)         (768,167)         (630,301)
                                                  -----------       -----------       -----------
Comprehensive loss under U.S. GAAP                $ 8,643,917       $ 5,063,858       $ 5,916,303
                                                  ===========       ===========       ===========

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

19 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

DIFFERENCES IN REPORTED AMOUNTS ON BALANCE SHEETS

                                                              Canadian
                                                                  GAAP      Adjustments        U.S. GAAP
                                                         -------------   --------------   --------------
December 31, 2004
    Share capital, share purchase warrants and
    contributed surplus(b) (c)                           $  81,170,805   $   (8,400,167)  $   72,770,638
    Deficit(b) (c)                                         (68,122,241)       8,740,968      (59,381,273)
    Cumulative translation adjustments(c)                    1,561,250         (340,801)       1,220,449
December 31, 2003
    Share capital, share purchase warrants and
    contributed surplus(b) (c)                           $  67,888,890   $   (6,959,591)  $   60,929,299
    Deficit(b) (c)                                         (56,753,062)       7,300,392      (49,452,670)
    Cumulative translation adjustments(c)                      276,564         (340,801)         (64,237)
April 30, 2003
    Share capital, share purchase warrants and
    contributed surplus(b) (c)                           $  56,265,536   $   (5,599,588)  $   50,665,948
    Deficit(b) (c)                                         (49,561,034)       5,940,389      (43,620,645)
    Cumulative translation adjustments(c)                     (491,603)        (340,801)        (832,404)

(a)  Comprehensive income

     Statement of Financial Accounting Standard SFAS No. 130,Reporting Comprehensive Income, requires that changes during the year in the cumulative translation adjustments account be included in the computation of comprehensive income (loss).

(b)  Share and share purchase warrant issue expenses

     U.S. GAAP requires that share and share purchase warrant issue expenses of $1,440,576 for the year ended December 2004 ($1,360,003 for the eight-month period ended December 31, 2003 and $705,210 for the year ended April 30,
     2003) be recorded as a reduction of proceeds of issuance instead of a charge to the deficit account as done under Canadian GAAP.

(c)  Reporting currency

     The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. Under U.S. GAAP, the translation of the Company's prior fiscal years' financial statements must be carried out using the current rate method, applied on a retroactive basis.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

19 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

OTHER INFORMATION

U.S. GAAP requires the presentation of information in the event of a change in fiscal year-end.

Information comparable to the transition period:

                                                            Year ended       Year ended
                                           Year ended     December 31,     December 31,
                                         December 31,             2003             2002
                                                2004       (unaudited)      (unaudited)
                                         ------------     ------------     ------------
Operating loss                           $10,215,645      $ 9,211,400      $ 7,619,954
Loss from continuing operations            9,928,603       10,580,413        6,749,060
Profit from discontinued operations               --               --       (1,941,052)
Net loss                                   9,928,603        5,832,025        4,808,008

Classification of "other expenses"

Under U.S. GAAP, the item "other expenses" must be classified as an operating expense.

Accounting for stock-based compensation

As of May 1, 2003, the Company has chosen to measure compensation costs related to awards of stock options using the fair value-based method of accounting as required by U.S. GAAP. The fair value of options granted for the year ended December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003, was estimated using the Black & Scholes option-pricing model, taking into account a weighted average expected life of 4.33 years for the year ended December 31, 2004, an expected life of 4.5 years for the eight-month period ended December 31, 2003 and seven years for the year ended April 30, 2003. Other assumptions used for purposes of valuation include expected volatility of 70% for December 31, 2004 (70% for December 31, 2003 and for April 30, 2003), the weighted average risk-free interest rate of 3.46% for December 31, 2004 (3.84% for December 31, 2003 and 4.72% for April 30, 2003),
and 0% dividend policy. A compensation expense is recorded over the vesting periods.

If the fair value method of accounting had been applied, the Company's net loss and net loss per share for the year ended December 31, 2004, the eight-month period ended December 31, 2003, and the year ended April 30, 2003, would have been, on a pro forma basis:

                                                                      Eight-month
                                                    Year ended       period ended         Year ended
                                                  December 31,       December 31,          April 30,
                                                          2004               2003               2003
                                                  ------------       ------------       ------------
Net loss as reported                              $  9,928,603       $  5,832,025       $  6,546,604
Less: compensation expense recognized in the
statement of operations and deficit                   (142,516)           (18,206)                --
Plus: total compensation expense under the
fair value-based method                                340,013            185,028            270,121
                                                  ------------       ------------       ------------
Pro forma net loss                                $ 10,126,100       $  5,998,847       $  6,816,725
                                                  ============       ============       ============

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

19 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                    Eight-month
                                                      Year ended   period ended   Year ended
                                                     December 31,   December 31,    April 30,
                                                            2004           2003         2003
                                                     -----------   ------------   ----------
Basic and diluted net loss per share as reported      $  (0.24)     $  (0.20)     $  (0.28)
Basic and diluted net loss per share, pro forma       $  (0.25)     $  (0.20)     $  (0.29)

The weighted average fair value of options granted for the year ended December 31, 2004 was $0.68 ($1.36 for the eight-month period ended December 31, 2003 and $0.92 for the year ended April 30, 2003).

ACCOUNTING CHANGES

A)   CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation for Accounting Research Bulletin No. 51 FIN No. 46 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued a revision to FIN No. 46 (FIN 46R) to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. The provisions of FIN 46R must be applied for the first interim or annual period beginning after December 15, 2003. The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN 46R did not have an effect on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

B) INVENTORY COSTS

     In November 2004, the FASB issued SFAS 151, Inventory Costs - An Amendment of ARB 43 Chapter 4 (SFAS 151). SFAS 151 amends the guidance in ARB 43, Chapter 4, Inventory Pricing, to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would:

     - Recognize as current-period charges, idle facility expenses, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of "so abnormal" as stated in ARB 43;

     - Require that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

     SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its results of operations and financial condition.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

19 - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

C)   EXCHANGES OF NON-MONETARY ASSETS

     In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion 29. SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its results of operations and financial condition.