Form 20-F
period 2005-12-31
ART ADVANCED RESEARCH TECHNOLOGIES INC
filed 2006-04-05
CIK 1094026

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ANNUAL REPORT ON FORM 20-F
                                  Annual Report

                       Pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934

                   For the Fiscal Year ended December 31, 2005

                         Commission file number 0-30214

                    ART ADVANCED RESEARCH TECHNOLOGIES INC./
                  ART RECHERCHES ET TECHNOLOGIES AVANCEES INC.
             (Exact name of registrant as specified in its charter)

                                     Canada
                    (Jurisdiction of Company or organization)

        2300 Alfred-Nobel Boulevard, Saint-Laurent, Quebec H4S 2A4 Canada
                     (Address of principal executive office)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class   Name of each exchange on which
to be so registered   each class is to be registered
-------------------   ------------------------------
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

42,664,523 Common Shares as of December 31, 2005.

6,341,982 Series 1 Preferred Shares as of December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

     Yes:         No:    X
           -----       -----

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

     Yes:         No:    X
           -----       -----

Note -- checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

     Large accelerated filer     Accelerated filer     Non-accelerated filer  X
                             ---                   ---                       ---

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     Yes:         No:    X
           -----       -----

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirement for the past 90 days.

     Yes:   X   No:
          -----     -----

The financial statement item the Registrant has elected to follow is Item 17.

                                TABLE OF CONTENTS

INTRODUCTION...............................................................    3

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............    4
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...........................    4
ITEM 3.  KEY INFORMATION...................................................    4
ITEM 4.  INFORMATION ON THE COMPANY........................................   12
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................   55
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................   72
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................   91
ITEM 8.  FINANCIAL INFORMATION.............................................   92
ITEM 9.  THE OFFER AND LISTING.............................................   92
ITEM 10. ADDITIONAL INFORMATION............................................   94
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........   81
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............   97
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................   97
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
         OF PROCEEDS.......................................................   97
ITEM 15. CONTROL AND PROCEDURES............................................   97
ITEM 16. [RESERVED]........................................................   83
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT..................................   83
ITEM 16B CODE OF ETHICS....................................................   83
ITEM 16C PRINCIPAL ACCOUNTANT..............................................   83
ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES............   84

ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
         PURCHASERS........................................................   84
ITEM 17. FINANCIAL STATEMENTS..............................................   99
ITEM 18. FINANCIAL STATEMENTS..............................................   99
ITEM 19. EXHIBITS..........................................................   99

         UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS ANNUAL REPORT ARE IN UNITED STATES DOLLARS. CERTAIN FINANCIAL INFORMATION SET FORTH HEREIN HAS BEEN PROVIDED IN CANADIAN DOLLARS. AS AT DECEMBER 31, 2005, THE EXCHANGE RATE BETWEEN THE CANADIAN DOLLAR AND THE US DOLLAR WAS CA $1.00 = US $0.8598.

                                  INTRODUCTION

ART Advanced Research Technologies Inc. ("ART" or the "Company") is engaged in the research, design, development and commercialization of optical molecular imaging products for the medical and pharmaceutical industries. The Company's principal business is the application of optical imaging technology to the biomedical sector. ART has targeted the biomedical sector because of the significant growth that it has experienced in recent years. The Company believes that its technology is particularly well-suited to surmount a variety of important challenges that confront the medical sector in the detection of diseases such as breast cancer, which is the leading overall cause of cancer death for women between the ages of 20 and 59 in the United States. To this end, ART has developed an optical breast imaging device known as SoftScan(R) which uses time resolved imaging (also known as "time domain") technology to detect, diagnose and characterize breast cancer. Based on the same technology platform, ART has also developed and launched in June 2003 a novel and proprietary molecular imaging technology (originally known as "SAMI(TM)" and now known and distributed under the name "eXplore Optix(TM)") designed to characterize, visualize and measure cellular and molecular processes and pathways in small animals. In February 2006, ART signed a definitive agreement to acquire substantially all of the imaging technology and product assets of Alerion Biomedical, Inc., a US-based developer and manufacturer of biomarkers and contrast media for preclinical and clinical imaging devices. This transaction has enabled ART to effectively enter a new market segment. This market segment is part of the $5.0 B global preclinical and clinical imaging contrast and radiopharmaceutical market in which the Company was not present until now and which represents a potential source of recurring revenue.

ART's mission is to be a market leader in the development and commercialization of optical molecular imaging systems for the medical and pharmaceutical industries. ART is in the process of bringing to market SoftScan(R), an optical imaging device, which uses the Company's time domain technology to detect, diagnose and characterize breast cancer. This product represents a new imaging solution for the detection, diagnosis and characterization of breast cancer without the adverse consequences associated with more invasive technology. The Company believes that SoftScan(R) also offers a solution to issues relating to quality of care and treatment costs that the medical sector is facing. In order to gain rapid entry into the market for breast cancer detection, diagnostic and characterization devices, SoftScan(R) is initially being introduced as a diagnostic device able to complement other screening and diagnostic technologies, such as digital X-ray, that are designed to detect breast cancer. The Company is also actively pursuing strategic relationships with leading organizations in order to facilitate SoftScan(R)'s early market entry. To date, the Company has entered into strategic alliances or relationships with Massachusetts General Hospital ("MGH") and with the National Optics Institute ("INO"). The Company and GE Healthcare (formerly known as "GE Medical Systems") have also concluded a strategic alliance consisting of an equity investment, an agreement for the development of new optical molecular imaging applications as well as an agreement for the marketing, manufacture and distribution of SoftScan(R). Under the terms of the agreement, ART retains full ownership and control of all of ART's intellectual property and of its technology platform. The Company's imaging technologies are also capable of being leveraged for various applications. The potential demonstrated by time domain optical imaging opened the door to a new and promising field of biomedical applications: molecular imaging. ART has applied this technology to the imaging of small laboratory animals used in the pharmaceutical industry, in order to determine the toxicity of new drugs and to identify their pathways in the bodies of animals, thus providing a tool for improved efficiency and accuracy in drug development. Originally known as "SAMI(TM)", and now known and distributed by GE Healthcare under the name "eXplore Optix(TM)", this new proprietary molecular imaging product was launched in 2003 and was specifically designed to characterize, visualize and measure cellular and molecular processes and pathways in small animals. With the closing of the Alerion Biomedical, Inc. transaction in March 2006, ART acquired the exclusive rights for the development and commercialization of Fenestra(TM), a novel biomarker technology designed to provide exceptional vascular and hepatobiliary imaging enhancement. The Fenestra(TM) technology is comprised of iodinated lipids that provide contrast enhancement integrated into a novel oil-in-water lipid emulsion that selectively localizes the lipids to various sites within the body. The Fenestra(TM) product family represents the first agents designed and optimized for use in microCT imaging. The company looks to further expand the Fenestra(TM) product family into micro MRI and optical molecular imaging. Additionally, these biological products have expansion potential into human clinical markets as either diagnostic or therapeutic molecular probes.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

     A. Selected financial information

The following table sets forth selected historical financial information of the Company for the years ended December 31, 2005 and December 31, 2004, the eight-month period ended December 31, 2003 and each of the previous three years ending April 30th. The information under Statement of Operations and Deficit Data and Balance Sheets Data is derived from the Financial Statements of the Company contained elsewhere in this Annual Report. The information set forth under Other Data is derived from financial information used to prepare the Financial Statements of the Company. The Company's Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and using the U.S. dollar as reporting currency. See note 22 to the financial statements for a reconciliation to U.S. GAAP. The following information should be read in conjunction with, and is qualified in its entirety by "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's " Financial Statements".

STATEMENT OF OPERATIONS AND DEFICIT
Amounts Under Canadian GAAP(a)

                                                                         Eight-month               Year Ended
                                             Year ended    Year ended   period ended  ------------------------------------
                                            December 31,  December 31,  December 31,   April 30,    April 30,    April 30,
                                                2005          2004          2003        2003(b)      2002(b)      2001(b)
                                            ------------  ------------  ------------  -----------  -----------  ----------
SALES
Product                                     $ 3,626,100   $ 1,935,000    $  681,875   $        --  $        --  $       --
Maintenance                                     499,450            --            --            --           --          --
                                            -----------   -----------    ----------   -----------  -----------  ----------
                                              4,125,550     1,935,000       681,875            --           --          --
COST OF SALES
Product                                       2,379,802       915,087       377,744            --           --          --
Maintenance                                     409,783            --            --            --           --          --
                                            -----------   -----------    ----------   -----------  -----------  ----------
                                              2,789,585       915,087       377,744            --           --          --
                                            -----------   -----------    ----------   -----------  -----------  ----------
GROSS MARGIN                                  1,335,965     1,019,913       304,131            --           --          --

OPERATING EXPENSES
Research and development                      9,154,960     7,511,485     3,491,641     5,734,470    6,284,211   4,637,301
Selling, general and administrative           3,918,236     3,474,446     2,239,324     2,885,065    3,215,654   3,746,212
Amortization                                    285,806       249,627       136,643       138,173      210,328      93,430
                                            -----------   -----------    ----------   -----------  -----------  ----------
                                             13,359,002    11,235,558     5,867,608     8,757,708    9,701,193   8,476,943
                                            -----------   -----------    ----------   -----------  -----------  ----------
Operating loss                               12,023,037    10,215,645     5,563,477     8,757,708    9,701,193   8,476,943
Interest expense on convertible debentures      884,191            --            --            --           --          --
Interest income                                (241,708)     (300,221)      (63,384)      (99,281)    (180,548)   (287,520)
Foreign Exchange loss (gain)                    463,664        13,179       331,932       219,065     (175,162)         --
Other expenses                                       --            --            --     1,467,621           --          --
                                            -----------   -----------    ----------   -----------  -----------  ----------
Loss from continuing operations before
   income taxes                              13,129,184     9,928,603     5,832,025    10,345,113    9,345,483   8,189,423
Current income taxes recovered                       --            --            --    (1,318,668)          --          --
                                            ===========   ===========    ==========   ===========  ===========  ==========
Loss from continuing operations              13,129,184     9,928,603     5,832,025     9,026,445    9,345,483   8,189,423
Loss (profit) from discontinued operations           --            --            --    (2,479,841)   1,536,017   1,675,948
                                            -----------   -----------    ----------   -----------  -----------  ----------
NET LOSS (CANADIAN GAAP)                    $13,129,184   $ 9,928,603    $5,832,025   $ 6,546,604  $10,881,500  $9,865,371
                                            ===========   ===========    ==========   ===========  ===========  ==========
Basic and diluted loss per share - from
   continuing operations (Canadian GAAP)    $      0.31   $      0.24    $     0.20   $      0.38  $      0.46  $     0.47
                                            ===========   ===========    ==========   ===========  ===========  ==========

----------
(a) In certain respects, Canadian GAAP differs from U.S. GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see note 22 to the Financial Statements.

(b)  See Note 13 of the Financial Statements

Basic and diluted earnings (loss) per
   share from discontinued operations
   (Canadian GAAP)                          $        --   $        --    $       --   $    (0.10) $      0.08  $      0.09
                                            ===========   ===========    ==========   ==========  ===========  ===========
Basic and diluted net loss per share
   (Canadian GAAP)
                                            $      0.31   $      0.24    $     0.20   $     0.28  $      0.54  $      0.56
                                            ===========   ===========    ==========   ==========  ===========  ===========
NET LOSS (U.S. GAAP)                        $13,211,043   $10,126,100    $5,998,847   $6,816,725  $12,049,632  $11,432,121
                                            ===========   ===========    ==========   ==========  ===========  ===========
Basic and diluted net loss per share -
   U.S. GAAP                                $      0.31   $      0.25    $     0.20   $     0.29  $      0.60  $      0.65
                                            ===========   ===========    ==========   ==========  ===========  ===========

BALANCE SHEET DATA Amounts Under Canadian GAAP(a)

                            December 31,   December 31,   December 31,   April 30,   April 30,    April 30,
                                2005           2004           2003          2003        2002        2001
                            ------------   ------------   ------------   ---------   ---------   ----------
   Cash and Term Deposit      5,116,039        880,748      4,431,520    1,039,298     872,620      254,812
   Short-term investments     4,000,096     10,950,403      4,993,040    3,647,515   2,239,908    5,953,380
   Total assets              15,232,209     16,764,887     13,704,796    8,032,130   6,115,134   10,498,989
   Shareholders' equity       9,368,813     14,609,814     11,412,392    6,212,899   4,613,936    7,353,947
OTHER DATA
   Working capital            8,339,458     12,534,875      9,611,990    4,139,946   3,190,683    5,850,180

----------
(a) In certain respects, Canadian GAAP differs from U.S. GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see note 22 to the Financial Statements.

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

NO ASSURANCE OF SUCCESSFUL MANUFACTURING OR MARKETING

The Company has limited experience in large-scale manufacturing and in marketing its new products. Thus, there can be no assurance that such efforts will be successful. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. There can be no assurance that the pharmaceutical and medical sectors will accept the Company's products, even if the Company's products prove to be safe and effective and are approved for marketing by regulatory authorities in the United States, Canada, Europe or other jurisdictions. Market acceptance of the Company's current or future products may also depend upon other factors that are also beyond its control, such as third parties' reimbursement practices (eg. insurance, Medicare and Medicaid), which enable patients to obtain medical treatment payment assistance. There can be no assurance that the Company's products, even in the event that approval is obtained from the FDA and similar regulatory agencies, will meet insurance companies and/or Medicare/Medicaid reimbursement criteria. Moreover, there can be no assurance that the products which the Company's products are intended to complement will be sold at a rate which will enable the Company to introduce its products sufficiently quickly to achieve significant revenues or profitable operations.

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

Patent applications relating to, or affecting, the Company's business may be filed by other companies or academic institutions. A number of these technologies applications or patents may conflict with our technologies or patent applications and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or even lead to refusal of the Company's patent applications.

Moreover, much of the Company's technology, which is not patentable, may constitute trade secrets. Therefore, employees, consultants, advisors and collaborators are regularly required to enter into confidentiality agreements. However, no assurance can be given that such agreements will provide for a meaningful protection of the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information, or that the confidentiality of the Company's trade secrets can be maintained or that such trade secrets will not be independently discovered by others.

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

On November 9, 2000, the results of the second pilot study of the SoftScan(R) optical breast imaging device were announced. The results confirmed the technological potential for SoftScan(R) as a breast cancer detection device. The study also revealed that SoftScan(R) is a safe and non-invasive technology, which involves a more comfortable procedure for the patient than X-ray mammography. On April 11, 2001, ART acquired an exclusive worldwide licence with respect to an important patent portfolio developed by Emeritus Professor Dr. Britton Chance and owned by Non-Invasive Technology Inc., which pertains to the imaging of tissue using time domain technology.

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

On June 18, 2003, ART announced the official commercial launch of its pre-clinical molecular imaging product, SAMI(TM) (now known as eXplore Optix(TM))

In August 2003, ART concluded an agreement under which GE Medical Systems, a unit of General Electric Company, acts as exclusive worldwide distributor for SAMI(TM).

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

On December 15, 2003, ART announced that it acquired exclusive worldwide licensing rights to the extensive optical molecular imaging patent portfolio of Dr. Joseph Lakowicz, a world- renowned biochemist and molecular biologist as well as a pioneer in the field of fluorescence spectroscopy.

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

On April 29, 2004, ART received the Health Technology Entrepreneurship Award at the 4th edition of the Genesis Awards during the Biomedex conference-exhibition, in Montreal, Canada.On April 30, 2004, ART announced positive clinical study results from product research and development with ART's SoftScan(R) breast imaging system. Those results confirmed SoftScan(R)'s ability to discriminate between normal and malignant tissue.

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

On February 22, 2005, ART announced its participation as a Bronze Sponsor and exhibitor in the 2005 edition of The Breast Course, which was held at the Fairmount Chateau Frontenac in Quebec City, from February 27 to March 2, 2005.

On March 8, 2005, ART announced its participation in a mission to the Greater Boston area, focused on Technology partnering for medical devices, and organized by the Consulate General of Canada in Boston.

On March 14, 2005, ART announced the global launch of the multiwavelength system module and expansion of ART's eXplore Optix(TM) time-domain small animal molecular imaging system product line.

On March 17, 2005, ART announced it obtained authorization from Health Canada's Therapeutic Products Directorate (TPD) to begin its pivotal clinical study in Canada for its SoftScan(R) optical breast imaging system.

On March 21, 2005, ART announced its participation at the annual conference of the AMI, which was held at the Gaylord Palms Resort and Convention Center in Orlando, Florida, from March 18 to 23, 2005.

On March 29, 2005, ART announced the demonstration of its range of products at the 2005 edition of BIOMEDEX, which was held at the Fairmount The Queen Elizabeth in Montreal, from March 30 to 31, 2005.

On April 4, 2005, ART announced the demonstration of the new eXplore Optix(TM) multi-wavelength system at the GE booth during the first annual conference on Image Analysis and in-Vivo Pharmacology (IAVP), which was held at the Hotel Comwell Roskilde in Roskilde, Denmark, from April 7 to 9, 2005. In addition, ART participated in the scientific program with a presentation on the applications of time-domain imaging technologies.

On April 14, 2005, ART announced its participation at the annual conference of the American Association for Cancer Research (AACR), which was held at the Anaheim Convention Center in Anaheim, California, from April 16 to 20, 2005.

On May 5, 2005, ART announced its participation in break out sessions at an FDA workshop on the use of medical imaging as a drug development tool, which was held in Bethesda, Maryland, from May 5 to 6, 2005.

On July 14, 2005, ART closed a total of US$5.9 million by way of a private placement of convertible preferred shares by the Company with OppenheimerFunds, Inc., a long-time shareholder of ART.

On July 19, 2005, ART announced that the Company's Management system had been certified to ISO 13485:2003.

On July 28, 2005, ART closed a US$5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors who retain the option to invest an additional US$2.5 million in convertible debentures.

On August 25, 2005, ART announced that results from an engineering optimization study conducted at the Cedars Breast Center of the Royal Victoria Hospital in Montreal, Quebec, Canada, under the supervision of Dr. David Fleiszer, have been published in the August issue of Academic Radiology. The article, entitled "Time-Domain Optical Mammography SoftScan(R) : Initial Results" illustrates the sensitivity of near-infrared (NIR) optical techniques to the metabolic functions of breast tissue.

On September 2, 2005, ART announced its participation at the 4th Annual Meeting of the Society of Molecular Imaging (SMI), to be held at the Gurzenich Congress Center, in Cologne, Germany, from September 7 to 10, 2005.

On September 8, 2005, ART announced the appointment of Mr. Mario Khayat as Vice President, Optical Products, and that ART's Chief Operating Officer, Mr. Warren Baker, had been assigned exclusively to lead ART's strategic growth initiatives which is to become a key priority for the Company over the next few months.

On October 4, 2005, ART announced that on Friday, October 7, 2005, Micheline Bouchard, President & CEO, would be presenting an update on ART's recent developments in achieving key milestones at the BioContact Quebec 2005 investor conference to be held at the Fairmount Chateau Frontenac in Quebec City (Canada) from October 5 to 7, 2005.

On October 7, 2005, ART announced that a SoftScan(R) clinical study was underway at the first clinical research sites in the United States, Massachusetts General Hospital (MGH), in Boston, MA. Led by Dr. Daniel B. Kopans, Director of Breast Imaging at the Massachusetts General Hospital, and a leading authority on breast cancer screening, this clinical study will provide results to be used by ART in its submission to the U.S. Food and Drug Administration (FDA) to support the Company's SoftScan(R) Pre-Market Approval ("PMA") application.

On October 24, 2005, ART announced the launch of a pivotal clinical study, in collaboration with the Cedars Breast Clinic of the McGill University Health Centre (MUHC). This pivotal study, North American in scope, is the final stage prior to commercializing SoftScan(R), an optical breast imaging system designed to improve the diagnosis and treatment of breast cancer.

On November 16, 2005, ART reported that Dr. David R. Vera, Adjunct Professor, Department of Radiology, University of California-San Diego (UCSD) will make a presentation entitled "In Vivo Fluorescence Applications in Small Animal Imaging and Development of Diagnostic Imaging Agent" at the 2nd annual In Vivo Molecular Imaging (IVMI) conference in La Jolla, California.

On November 23, 2005, ART announced that it is undertaking trials in Western Canada, in collaboration with the Central Alberta Medical Imaging Services (CAMIS), as part of its North American pivotal study for the SoftScan(R) optical breast imaging system.

B.   Business Overview

INDUSTRY OVERVIEW

The Company's principal goal is to become a market leader in the development and commercialization of molecular imaging systems for the medical and pharmaceutical sectors.

Medical Diagnostic Imaging Devices

Diagnostic imaging devices create images of body organs and tissues, in order to assist in the detection and diagnosis of diseases and injuries. These devices represent an important component of health care expenditures and are encountering solid market growth. According to the Frost & Sullivan market study "U.S. Medical Imaging Industry Outlook", the primary factors driving strong growth for the medical imaging industry include greater imaging needs of the aging population, advanced technologies that allow imaging to replace invasive procedures, the introduction of products with increased functionality that draw interest from groups outside of the radiology department, increased digitization, and a movement towards molecular imaging. Worldwide revenues for medical imaging market is expected to grow from US$30.8 billion in 2005 (including US$19.5 billion for imaging equipment alone) to more than US$38 billion in 2008, representing a compound annual growth rate (CAGR) of 7.7%. As imaging is still primarily used to diagnose, the technology is also increasingly being deployed for early detection, and for intermittent use between treatments to make sure a specific treatment plan is efficacious. Frost & Sullivan confirms that as much as molecular imaging is important today, it will become even more important in the years to come.

Cancer Facts and Figures

According to the Canadian Cancer Society ("CCS"), an estimated 149,000 new cases of cancer and 69,500 deaths from cancer occurred in Canada in 2005. Cancer is the leading cause of premature death in Canada, being responsible of almost 31% of all potential years of life lost. Comparable statistics can be found with respect to the United States. The American Cancer Society ("ACS") estimated that about 1,399,790 new cancer cases will be diagnosed in 2006. (These estimates do not include carcinoma in situ - non-invasive cancer - of any site except urinary bladder, and do not include basal and squamous cell skin cancers.) This year about 564,830 Americans are expected to die of cancer, which represents more than 1,500 people a day. Cancer is the second leading cause of death in the U.S., exceeded only by heart disease. The National Institutes of Health in the U.S. estimates overall costs for cancer in 2005 at $209.9 billion: $74.0 billion for direct medical costs (total of all health expenditures); $17.5 billion of indirect morbidity costs (costs of lost productivity due to illness); and $118.4 billion for indirect mortality costs (costs of lost productivity due to premature death).

In 2005 the most frequently diagnosed cancers in Canada were expected to be breast cancer for women and prostate cancer for men. According to the World Health Organization ("WHO"), breast cancer is the most common form of cancer among women worldwide. Breast cancer accounts for 29.7% of all new cancer cases in Canadian women and 31.3% in American women and ranks second among cancer deaths in women in Canada and ranks third in the U.S. In the United States, an estimated 212,920 new invasive cases of breast cancer are expected to occur among women during 2006 and about 1,720 new cases are expected in men in 2006. An estimated 41,430 deaths (40,970 women, 460 men) are anticipated from breast cancer in 2006 in the U.S. In addition to invasive breast cancer, 61,980 new cases of in situ breast cancer are expected to occur among women during 2006. Likewise in Canada, an estimated 21,600 new cases of breast cancer were expected to occur among women and about 150 new cases were expected in men in 2005. The CCS estimates that during their lifetimes, 1 in 9 women are expected to develop breast cancer and 1 in 27 women are expected to die from it.

Following a small but steady annual increase between 1975 and 1992, breast cancer incidence among women levelled off in 1993 in Canada and most recent data showed that the breast cancer mortality rate is at its lowest since 1950. This pattern of divergent trends is consistent with the benefits being achieved through screening programs and improved treatments. Similar trends have also been reported in the United States, the United Kingdom and Australia.

However, the report, "Annual Report to the Nation on the Status of Cancer, 1973-1999" published in May 2002 by the NCI, ACS, the North American Association of Central Cancer Registries, the National Institute on Aging ("NIA"), the Centers for Disease Control and Prevention, the National Center for Health Statistics, and the National Center for Chronic Disease Prevention and Health Promotion, concludes that the most important risk factor for cancer is age. The report also concluded that although death rates for all cancers combined continued to decline, the number of cancer cases can be expected to increase because of the growth and aging of the population in coming decades. Because the U.S. population is both growing and aging, the authors focused on how, even if rates of cancer remain constant, the number of people diagnosed with cancer will increase. The authors projected the cancer burden in about 50 years from now by applying U.S. Census Bureau population projections to current cancer incidence rates. The authors anticipate a doubling from 1.3 million people to 2.6 million diagnosed with cancer. NIA Director Richard J. Hodes, M.D. notes that, "The data presented in the report underscore a critical need for expanded and coordinated cancer control efforts to serve an aging population and reduce the burden of cancer in the elderly."

Such findings - combined with pressure from a variety of sources including women's action groups - have led health care systems across the globe to put more emphasis on early detection and screening. A woman's chances of surviving breast cancer improve tremendously with early diagnosis. According to the ACS, the five-year survival rate decreases from 97.9% to 81.3% after the cancer has spread to the lymph nodes, and to 26.1% after it has spread to other organs such as the lung, liver, or brain. As well, early detection can reduce the need for biopsies and surgery, reduce the debilitating effects of therapy and reduce the cost of treatment. However, according to the ACS, traditional mammography devices do not detect, on an average, 10-20% of breast cancers in women without symptoms. Therefore, the demand for more effective diagnostic devices, as well as for more screening is expected to grow. The WHO states that if facilities are available, screening by mammography alone - with or without physical examination of the breasts, plus follow-up of individuals with positive or suspicious findings - will reduce mortality from breast cancer by up to one-third among women aged 50-69 years.

Breast cancer screening is generally recommended as a routine part of preventive healthcare for women over 20. For these women, ACS has published guidelines for breast cancer screening including: (i) yearly mammograms starting at age 40 and continuing for as long as a woman is in good health; (ii) clinical breast exams
(CBE) should be part of a periodic health exam, about every three years for women in their 20s and 30s and every year for women 40 and over; (iii) women should report any breast change promptly to their health care providers. Breast self-exam

(BSE) is an option for women starting in their 20s; and (iv) women at increased risk (e.g., family history, genetic tendency, past breast cancer) should talk with their doctors about the benefits and limitations of starting mammography screening earlier, having additional tests (e.g., breast ultrasound or MRI), or having more frequent exams.

Spending in the health care sector has risen dramatically in recent years. According to the U.S. Centers for Medicare & Medicaid Services, health care expenditures in the United States increased more than seven times between 1980 and 2004, increasing from US$254.9 billion to approximately US$1.88 trillion. The United States and Canada are estimated to be among the world's top five per capita spenders on health care. As a result, purchasers of medical diagnostic imaging devices in North America, which include hospitals, group purchasing organizations, specialized imaging centers, research institutes and medical clinics, are striving to reduce costs while offering superior service to patients. They are demanding devices that provide the most complete information possible, that are reliable and that are safe for both patient and doctor.

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

If a radiologist cannot reach a conclusion on the nature of the lesion or tumor, an ultrasound exam is often required. To determine if a lesion is malignant or benign, a breast biopsy will typically be performed on the potentially malignant tissue. In the United States there are approximately 33 million mammography procedures conducted annually, of which some 3.3 million require additional testing and 8% to 10% of these will require a biopsy. A biopsy involves the use of a needle or surgery in order to remove fluid or fragments of tissue. Patients who are referred to biopsy are usually required to schedule the procedure in advance and generally must wait up to 48 hours for their biopsy results. Only one fifth of biopsies reveal cancer. This means that in a majority of cases a patient without cancer has undergone an expensive procedure, which is often painful, can result in scarring and gives rise to considerable anxiety. Moreover, X-ray mammography exposes patients to potentially harmful ionizing radiation and requires painful procedures designed to compress the breast in order to produce a clearer image.

Some companies in the X-ray mammography field are offering digital X-ray systems that overcome some of the limitations inherent in conventional X-ray technology. Digital X-ray does not print images on photographic film. Instead, images are captured electronically and viewed on a computer monitor. This permits the radiologist to change magnification, brightness and contrast after the image is produced in order to show cancers more clearly. It also means that the image can be transmitted electronically and does not require costly processing associated with film. While digital X-ray systems represent an improvement over conventional X-ray and are therefore likely to gain market acceptance, they will not eliminate all of the limitations associated with X-ray technology. For example, digital X-ray still requires ionizing radiation and painful compression, and has a limited ability to image dense breast tissue. This is because digital X-ray systems are only an enhanced version of the existing conventional X-ray technology. In order to reduce costs and the pain and suffering of patients along with improving the early detection of cancer, a new technology is needed. The Company believes that its time domain based imaging solution, SoftScan(R), offers an improved solution that will address the limitations of both conventional and digital X-ray systems.

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

Since time domain optical imaging technology allows more precise recovery of optical parameters than either frequency domain or continuous wave optical imaging technologies, it is fully expected that the additional information will result in the superior performance of time domain optical imaging for the diagnosis and detection of breast cancer.

Since its inception, the Company has concentrated on developing time domain technology. The Company believes that it is an industry leader in the development of applications of this technology to the medical diagnostic imaging sector. To the Company's knowledge, no company other than ART has publicly acknowledged that it is currently working with time domain based imaging technology.

                             BUSINESS OF THE COMPANY

Corporate Strategy

The Company's principal goal is to become a leading provider of optical molecular imaging products for the healthcare and pharmaceutical industries. In order to achieve this goal, the Company's strategy is to:

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

Corporate Objectives

ART's mission is to be recognized a market leader in the development and commercialization of molecular imaging systems for the healthcare and pharmaceutical sectors. The Company has set short, medium and long-term objectives in order to reach its goal of becoming a leading provider of optical imaging solutions to the biomedical sector. In the short-term, the Company intends to complete clinical trials for SoftScan(R) in accordance with its regulatory strategy which seeks to obtain approval for SoftScan(R) as an adjunct diagnostic device to X-ray mammography as a first clinical indication. At the same time, the Company will pursue the commercialization of its eXplore Optix(TM) device through its exclusive worldwide distributor, GE Healthcare. Its pre-clinical optical imaging technology has been brought to market quickly because it is not used on humans and did not require regulatory approvals by health authorities. The Company anticipates that revenues generated from this first commercial application for small animals could assist in funding further research to adapt optical molecular imaging for human applications. In the medium-term, the Company plans to secure regulatory approval for SoftScan(R) in Canada and in the United States, and thereafter in Europe. The Company will proceed to commercialize SoftScan(R) as soon as it has obtained approval for its first indication.

With the recent acquisition of the Fenestra(TM) biomarker technology, resulting from the Alerion Biomedical, Inc. transaction, the Company has effectively positioned itself to develop a presence in the rapidly expanding global preclinical and clinical imaging contrast and radiopharmaceutical market which could represent a potential source of recurring revenue.

The Company will continue its research and development program and pursue its growth strategy with the long-term objective of developing, acquiring and commercializing new technologies and additional products that fit with the Company's vision and mission and that complement or add to its product line.

THE COMPANY'S PRODUCTS

SOFTSCAN(R)

Overview

ART has developed SoftScan(R), a device used for detecting, characterizing and diagnosing breast diseases. SoftScan(R) uses time domain optical imaging technology, which the Company believes is the most promising technology for purposes of detecting, characterizing and diagnosing breast cancer. SoftScan(R) is designed to help address critical and unmet needs in breast tissue analysis: the need for a device that provides functional and physiological information about a tumor. Furthermore, SoftScan(R) is also expected to be effective for imaging and diagnosing diseases in radiologically dense breasts, which represent a large segment of the population, particularly of young women, which also comprises a large proportion of pre-menopausal women. It is essential to be able to provide an effective imaging solution for this segment of the population since the younger a woman, the more devastating breast cancer will be if left undetected.

Using SoftScan(R), the Company believes that medical practitioners will be able to obtain data about key aspects of breast cancer which were not previously available, such as angiogenesis and hyper metabolism.

Time domain optical imaging technology provides a more realistic description of the tissue being imaged by allowing the separation of light which is scattered in the tissue from light that is absorbed. This approach should lead to a more accurate measure of blood volume and oxygen saturation levels within the breast. For example, an active tumor would typically demonstrate angiogenesis, to survive and metastasize (spread), reflected by a different metabolic behavior than healthy tissue, thus displaying contrast in the optically recovered physiological parameters.

The Company anticipates that SoftScan(R) will have several advantages over other breast imaging devices for a number of different groups, including patients, medical practitioners and health care providers (i.e. governments, insurance companies and health management organizations that pay for such devices).

Some of the key anticipated advantages are set out below.

GROUP                   ANTICIPATED ADVANTAGES
-----                   ----------------------
Patients                -    No painful compression of breast.

                        -    No harmful ionizing radiation.

                        -    Early characterization of anomalies.

                        -    Improved diagnosis.

                        -    Improved quality of care.

                        -    Reduction in need for painful biopsies.

Medical Practitioners   -    Higher degree of precision in diagnosis and
                             treatment.

                        - Ability to image the breast and part of the axillary area (area between the breast and armpit).

                        - Ability to image patients as many times as needed, without ionization.

                        -    Ability to image patients

                             (i)  with radio-dense breast tissue,

                             (ii) who have had breast surgery,

                             (iii) and who are on hormonal replacement therapy.

                        - Ability to distinguish malignant from benign tumors.

                        -    Ability to monitor breast cancer treatments.

                        -    Ability to tailor treatment to individual needs.

Health Care Providers   -    Increased overall productivity.

                        -    Decrease in treatment costs and operational costs;
                             and

                        -    Low operating costs.

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

The data collected by the detection module during the sweep is channelled to the computer for processing by SoftScan(R) proprietary algorithms. Once the scan is complete, the raw data are saved on DVD and transferred to an review workstation where the data is analyzed with the help of the SoftScan(R) algorithms. The program proceeds to reconstruct a curve representing the intensity of captured photons as a function of time for each point in the scan. From this curve, the optical parameters (absorption and scattering) of the tissue scanned at each point are extracted.

The result is a functional map that provides information about blood volume and blood oxygen content that traditional anatomical imaging modalities do not generate. Moreover SoftScan(R)'s time domain optical technology captures a greater amount and quality of data than other optical imaging technologies, including those based on continuous wave technology. Continuous wave optical technology is not able to separate light scattering and absorption coefficientsbecause it only provides intensity information without the ability to derive functional images as allowed with time domain optical technology.. The Company believes that SoftScan(R)'s ability to determine whether lesions are malignant or benign at an earlier stage through functional imaging will offer a solution to the limitations inherent in other technologies.

The addition of functional information in the clinical process is an important development. This is because functional data provided by SoftScan(R) enables a medical practitioner to qualify several of the parameters which often accompany cancer such as increased tissue blood supply due to angiogenesis, which is the formation of new small blood vessels; and the oxygen saturation of this blood due to a localized increase in metabolic activity generated by a cancer's rapid growth. Also, the scatter component recovered through SoftScan(R)'s time domain optical imaging technology should provide an indication of the changes in the microscopic structure of the tissues and blood vessels that are affected by the onset of cancer. SoftScan(R) will therefore enable practitioners to identify key aspects of breast cancer simultaneously, thereby facilitating the determination of whether a tumor is malignant or benign.

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

Pilot Study Results

In the first pilot study conducted in Montreal and Quebec City, nine (9) healthy volunteer subjects were scanned with a prototype of SoftScan(R). This study was successful in evaluating the healthy human breast, its optical coefficients, and its density. In addition, no adverse events were reported during the study. Furthermore, the trial results were used to improve the prototypical design of the SoftScan(R).

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

In May 2002, a clinical study in collaboration with the McGill University Health Center ("MUHC") was initiated after formal approvals from both Health Canada and the MUHC Royal Victoria Hospital Research Ethics Board. The objective of this study was to evaluate several design evolutions and configuration changes made to the SoftScan(R) device. In April 2004, the MUHC Engineering study which began in May 2002 of ART's SoftScan(R) breast imaging system was concluded. In addition to validating several design evolutions and configuration changes made on SoftScan(R), ART was able to derive positive clinical study results, which confirmed SoftScan(R)'s ability to discriminate between normal and malignant tissue.

Ongoing Studies

In June 2003, a multi-centre clinical study was initiated in collaboration with Sunnybrook and Women's College Health Sciences Centre, and with Ottawa Regional Women's Breast Health Centre. On December 2, 2004, the Company announced the selection of the Centre Hospitalier de l'Universite de Montreal (CHUM) and the MUHC as the first of ART's clinical research sites for the conduct of its SoftScan(R) pivotal clinical study.

Based on past industry experience, the Company expects that marketing clearance may be granted in Canada and possibly Europe before it is granted in the United States. The following chart sets out the steps through which the Company currently anticipates SoftScan(R) will proceed.

                                                       CLINICAL VALIDATION
                                                             (TISSUE
                PILOT STUDY                             CHARACTERIZATION)     CLINICAL PIVOTAL     TPD/FDA/ EUROPEAN
               (CONTROLLED)      ENGINEERING STUDIES         STUDIES              STUDIES            AUTHORITIES
            ------------------  --------------------  --------------------  -------------------  --------------------
PURPOSE     Evaluate safety     Validate design       Demonstrate clear     Verify safety and    Review process and
            and effectiveness   changes and optimize  diagnosis regardless  effectiveness in     approval.
            in patient          performance in order  of breast             patient volunteers.
            volunteers.         to improve data       characteristics of
                                quality, reduce scan  various patient
                                time and improve      volunteers.
                                breast coverage.

TIME FRAME  Completed in 2000.  Completed in 2004     Ongoing since 2003.  Started in 2005.      TPD review expected
                                                                                                 to start in 2006.(1)

In addition to becoming compliant with the FDA's Quality System Regulation, the Company is also seeking to achieve compliance with international standards such as ISO 13485 and EN 46001 (Quality System - Particular Requirements for Medical Devices).

Timing of Regulatory Approval Basis

The Company initiated its pivotal study in 2005. Regulatory applications are expected to be submitted in the United States, Canada and Europe. The Company expects to file for regulatory approval for its SoftScan(R) optical breast imaging device in at least one of these jurisdictions in 2006. While the Company believes that this is a reasonable timeframe, there can be no assurance that the Company will successfully adhere to this schedule due to the unforseeability of the regulatory approval process. Among other matters, regulatory authorities may require additional pre-clinical and clinical data than what is initially submitted by the Company and may reject or disallow the Company's claims and conclusions.

----------
(1) Subject to section of Management's Discussion & Analysis contained at page 14 of Company's 2005 Annual Report.

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

According to the American Cancer Society, it is estimated that in the United States almost 213,000 women will be diagnosed with breast cancer this year. In the United States, breast cancer kills more than 40,000 women every year. In Canada, it is estimated that more than 21,000 women per year will be diagnosed with breast cancer and that about 5,300 women died of breast cancer in 2005. Over the years, the ability to treat breast cancer has improved; the five-year survival rate for localized breast cancer has increased from 72% in the 1940s to nearly 97.9% today. However, if the breast cancer has spread regionally, the survival rate is 81.3% and if it has metastasized, the survival rate falls to 26.1%. In other words, survival is ultimately dependent on when the cancer is first diagnosed: the earlier it is diagnosed, the better the chances that a woman will have a longer life. Furthermore, the more accurately tumors can be targeted and characterized and the more efficiently the effects of treatment can be determined, the more effectively breast cancer can be treated. The Company believes that functional imaging can play a new and important role in detecting, diagnosing and characterizing tumors and in characterizing the course of cancer treatment.

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

The Company believes that optical imaging techniques are particularly suited for molecular imaging Since eXplore Optix(TM) is classified as laboratory equipment, it does not face the same regulatory hurdles as its human counterpart, SoftScan(R).

The Company believes that there is an important need in the drug development process for longitudinal in vivo information from animal models regarding drug targets, pharmacokinetics (drug absorption, distribution, metabolism and excretion), efficacy, toxicity and side effects. This information ultimately provides critical pre-clinical information. Standard practice is to sacrifice animals for tissue analysis or to take blood or urine at regular time points. This requires time-consuming analysis and extrapolation of in vitro data to make the data applicable to the in vivo situation. Since optical imaging is non-invasive, molecular events can be detected and characterized in real-time, and perhaps more importantly, over time, in the same animal. Following a single animal over time allows researchers to accurately monitor the effects of interventions on disease progression and outcome. This ultimately results in a faster and less costly drug development cycle.

Market Overview

The Company believes that the market for ART's pre-clinical molecular imaging device is comprised of the pharmaceutical industry, specialized CROs that conduct research for the pharmaceutical industry and academic institutions.

In particular, the Company believes that eXplore Optix(TM) can significantly improve research practices and that the advantages to the pharmaceutical industry are important. Specifically, this small animal imaging device can obtain important pharmacokinetic data from small animal pre-clinical trials. ART believes that eXplore Optix(TM) can diminish the costs relating to the testing of small animals, as an animal can be scanned by eXplore Optix(TM) several times a day without being harmed. This in turn permits the analysis of a greater number of different drug targets subjected to different drug candidates. Perhaps most importantly, the use of eXplore Optix(TM) can improve the quality of small animal pre-clinical trials. These factors all speed the time to market for drugs. The information from small animal trials will accelerate the screening of new drugs entering human trials, thus potentially saving millions for the pharmaceutical industry, especially in the United States where the FDA is requiring more extensive safety data sets for new drug applications, rising clinical development costs. The information can be used to further knowledge about the drugs that fail, and thus prevent even more flawed drugs from entering expensive animal or human trials. In January 2006, the FDA issued guidelines permitting the use of innovative molecular imaging technologies to track drug "microdoses" in preclinical studies in order to allow pharmaceutical companies to enter into phase I faster.

According to the Pharmaceutical Research and Manufacturers of America (PhRMA), it takes between 10 to 15 years to bring a drug from concept to market, which reflects the greater complexity of target diseases, the longer and larger clinical trials required by the FDA, and the medical system's growing demand for more complex data about new drugs. The cost of developing a new, novel drug is about US$802 million per drug - almost 6 times greater than what it was in 1975. The number of new drugs produced by the pharmaceutical industry has risen only modestly despite a six-fold increase in research spending to more than US$38 billion annually. The FDA has publicly stated, among its concerns, the need to speed and improve development and approval of new genetic and traditional drugs and medical devices.

Pressure to improve productivity is expected to greatly increase research and development expenses for an average pharmaceutical company in the coming years. Controlling clinical costs, which has outpaced discovery and pre-clinical development cost growth, will be a major factor in reducing the rapid increase in overall research & development spending.

Technology

eXplore Optix(TM) is based on ART's optical imaging platform and enables an extensive characterization of fluorescent material embedded in organic tissue. The innovative design uses the dynamics of time domain light detection to extract a wealth of data from each set of measurements providing quantitative information. eXplore Optix(TM) does not use ionizing radiation or radioactive probes. Instead, eXplore Optix(TM) relies on the injection of fluorescent probes, which are safe, sensitive, and can be specifically conjugated to small molecules, antibodies, and proteins. In addition, eXplore Optix(TM) provides the potential for very high sensitivity (for example, nanomolar concentrations at depths of 5-8 mm in tissue with similar optical properties as a mouse).

The key features of the device, which the Company feels are valuable to the industry, are listed below:

     -    In vivo visualization of fluorescence intensity and lifetime;

     - Longitudinal studies of disease progression and regression in mice and rats;

     -    Quantitative localization of depth and concentration;

     -    Depth sensitivity for biodistribution and pharmacokinetics;

     - Higher combined sensitivity and specificity than other pre-clinical modalities;

     -    Lower operational costs.

In 2005, the Company brought to market an expanded version of the eXplore Optix(TM) device offering multiple excitation wavelengths in one package. Dubbed the eXplore Optix(TM) MX, this newer apparatus can support up to four lasers covering the usage of most popular fluorescent probes commercially available. Transition to the eXplore Optix(TM) MX system occurred in early 2005 and it replaced the first generation product in ART's product portfolio. An upgrade service for existing customers of the first generation device was also proposed. In addition, development efforts were done on this new system to increase its sensitivity in the short-wavelength range of the visible spectrum, broadening the number of fluorescent probes that the device can operate with. This new development work is currently in evaluation.

The Company also put major efforts on completing the development of a software product offering expansive data processing capabilities. This eXplore Optix(TM) Analysis Workstation software supports depth and concentration quantification, single- and dual-fluorescence lifetime recovery, various background removal and filtering tools as well as many data visualization and export capabilities.

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

On September 19, 2003, ART announced the first sale of eXplore Optix(TM), to the National Institutes of Health (NIH) in the United States.

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

On March 30, 2004, ART presented at the Annual Meeting of the Academy of Molecular Imaging the results of a study demonstrating fluorescence lifetime in vivo capabilities of the eXplore Optix(TM) system in the murine animal model. The results of a second study were also presented which demonstrated the system's abilities to localize and discriminate between multiple endogenous and exogenous molecules. Time-domain resolution of fluorescent lifetimes as small as
0.2 nanoseconds was achieved.

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

On March 14, 2005, ART and GE Healthcare announced the global launch of the multiwavelength system module and the expansion of ART's eXplore Optix(TM) time-domain small animal molecular imaging system product line.

On March 21, 2005, ART announced its participation at the annual conference of the AMI. ART's technology was featured in the "Meet the Authors" poster session, with two research teams headed by Dr. S. Sam Gambhir, Director of the Molecular Imaging Program at Stanford University, presenting scientific posters. The first poster was entitled: "Characterization of a Time-Domain Fluorescence Imaging System with Cy5.5 and Quantum Dot (Q-dot) Probes", and describes the capacity of the eXplore Optix(TM) time-domain optical imaging system to detect sub-nanomolar concentrations of Cy5.5 and Q-dot probes, which will then allow for the determination of shape, location and concentration of fluorescent inclusions in three-dimensions. The second Stanford team presented a poster entitled:
"Comparison of Time-Domain Versus Continuous Wave Fluorescence Imaging Using Cy5.5 and Q-dots" which presents results demonstrating that the ART system is more sensitive at detecting minute concentrations of Cy5.5 and Q-dots, and has improved depth sensitivity, compared to Xenogen's IVIS-200.

On September 2, 2005, ART announced its participation at the 4th Annual Meeting of the Society of Molecular Imaging (SMI), being held at the Gurzenich Congress Center, in Cologne, Germany, from September 7 to 10, 2005. At the SMI conference, results obtained from ART's eXplore Optix(TM) system were featured in the Novel Probes and Activation Strategies Poster Session. A poster entitled "Optical Molecular Imaging Using a Novel Peripheral Benzodiazepine Receptor
(PBR)-Targeted Near Infrared Probe for Enhanced in vivo Breast Cancer Detection" was presented by a research team headed by Dr. Darryl J. Bornhop, Professor in Vanderbilt University's Department of Chemistry.

On November 16, 2005, ART reported that Dr. David R. Vera, Adjunct Professor, Department of Radiology, University of California-San Diego (UCSD) made a presentation entitled "In Vivo Fluorescence Applications in Small Animal Imaging and Development of Diagnostic Imaging Agent" at the 2nd annual In Vivo Molecular Imaging (IVMI) conference in La Jolla, California. Dr. Vera discussed results recently published in Nuclear Medicine and Biology, which validate the capability of the eXplore Optix(TM) system in obtaining sufficient sensitivity and temporal resolution for pharmacokinetic analysis.

Competition

Many of the imaging technologies, such as nuclear imaging, magnetic resonance imaging, computed tomography and ultrasound, originally developed for human use, have recently been scaled down to allow imaging in small animals, particularly mice.

                          eXplore Optix(TM) Competition

                                                   USER REQUIREMENTS
                    -------------------------------------------------------------------------------
                                                              No ionizing
                                                              radiation or             Fluorescence
MODALITY            Functional   Targeted(1)   Anatomical   radioactivity(2)   Depth     Lifetime
--------            ----------   -----------   ----------   ----------------   -----   ------------
OPTICAL      TD*         X            X                             X            X           X
IMAGING      CW**        X            X                             X            ~

NUCLEAR
IMAGING                  X            X                                          X

ULTRASOUND
IMAGING                  ~                          X               X            X

MAGNETIC
RESONANCE
IMAGING                  ~                          X               X            X

COMPUTED
TOMOGRAPHY               ~                          X                            X

                                                       USER REQUIREMENTS
                    --------------------------------------------------------------------------------------
                                                        Real
                                                      Time/In        Cost          User -      Acquisition
MODALITY            Quantitative   Pharmacokinetics     vivo    Effectiveness   friendliness       time
--------            ------------   ----------------   -------   -------------   ------------   -----------
OPTICAL      TD*          X                X             X            X               X             X
IMAGING      CW**         ~                X             X            X               X             X

NUCLEAR
IMAGING                   X                X             X                            X             X

ULTRASOUND
IMAGING                                                  X            X                             X

MAGNETIC
RESONANCE
IMAGING                   X                              X                            X

COMPUTED
TOMOGRAPHY                X                              X            X               X             X

1:   targeted exogenous chromophores

2: ionizing radiation and radioactivity limits the use of an animal in longitudinal studies

*:   Time Domain Technology

**:  Continuous Wave Technology

Unique Benefits of the Time Domain Optical Imaging Strategy:

     -    Surface information of the embedded fluorescent material.

     -    Depth information of the embedded fluorescent material.

          The temporal information (TPSF) contained in the signal enables quantification of inclusion depth. The CW intensity measurement includes all photons, whereas time domain temporally discriminates photons, which have probed different depths, resulting in greater depth sensitivity.

     -    Recovery of fluorophore relative concentration.

          Depth information leads to recovery of fluorophore relative concentration when the data is reconstructed in post-processing.

     -    3D localization.

          Due to the temporal dimension in time domain measurements, the signal contains volumetric information about the tissue, thus 3D localization can be achieved.

     -    Fluorescence lifetime.

          This can allow the distinction between different fluorescent materials (fluorescent probes multiplexing). Furthermore, with an appropriately designed probe, changes in fluorescence lifetime occur with varying tissue properties such as pH, oxygenation level and calcium levels, and can thus be used to establish those properties. Finally, lifetime imaging can offer increased image contrast compared to intensity imaging.

Revenues

The Company recorded sales of US$4,125,550 during the year ended December 31, 2005, as compared to US$1,935,000 during the year ended December 31, 2004, as compared to

US$681,875 during the eight-month period ended December 31, 2003 and as compared to none in the year ended April 30, 2003. These revenues originated from sales in North America, Europe, and Asia and were generated through ART's distributor, GE Healthcare. New units and repeat orders were delivered in the multiwavelength module version of eXplore Optix(TM) and many customers elected to upgrade their single wavelength equipment to a multiwavelength version. Also, existing customers who decided to upgrade their system have also decided to purchase additional diodes ("add-ons") to expand their capability.

FENESTRA(TM)

Overview

The Fenestra(TM) product family was acquired as a result of the Alerion Biomedical, Inc. transaction and represents the first agents designed and optimized for use in microCT imaging. The transaction responded to a need to create recurring revenue for the Company and establish a presence in the biomarker and radiopharmaceutical sector which represents a growing global market in excess of US$5.0 billion. An advantage inherent to the Fenestra(TM) biomarker technology is that it enhances imaging on a user-friendly and non-radioactive basis, which makes it more cost effective in that it permits multiple scans on the same specimens over long periods of time. The technology was developed following more than five years of research at the University of Michigan and investment of over US$10 million in combined research and development funding. Initial customers have included leading pharmaceutical and biotech companies as well as the National Institutes of Health (NIH).

Technology

The Fenestra(TM) technology is comprised of iodinated lipids that provide contrast enhancement integrated into a novel oil-in-water lipid emulsion that selectively localizes the lipids to various sites within the body.

Fenestra(TM) LC provides visualization of the entire hepatobiliary system by exploiting the endogenous lipid metabolism pathways present in the body. Chylomicron remnants (CMR) represent a class of naturally-occurring plasma lipoproteins that selectively shuttle lipids to hepatocytes in the liver. Fenestra(TM) LC mimics CMR particles and thereby localizes the contrast-producing lipids it contains into the hepatic parenchyma following intravenous administration. Because the uptake and clearance profiles of the lipid molecules are determined by the metabolic status of extra cellular and intracellular liver lipases, Fenestra LC provides the ability to assess both hepatobiliary anatomy as well as liver function by CT imaging.

Fenestra(TM) VC is a refined version of Fenestra(TM) LC in which the surface of the lipid emulsion particle is modified so as to slow the recognition of the particle by the receptors on hepatocytes that are responsible for its uptake into the liver. With Fenestra(TM) VC, the delayed uptake by liver cells produces an agent with prolonged blood pool imaging properties that provides superior contrast enhancement of the entire vasculature for up to several hours after injection. Moreover, the agent remains truly intravascular as long as the endothelial integrity of the vessel is maintained, opening the door for conduct of specialized studies characterizing vascular function and vessel permeability.

Applications

Fenestra(TM) can be used in a wide range of microCT and CT imaging applications. To date, seven different animal species (mouse, rat, rabbit, dog, pig, monkey and woodchuck) have been studied successfully using the agent in numerous normal and disease model conditions. Because of its prolonged in vivo vascular residence time, Fenestra(TM) VC has shown particular utility in microCT imaging. Fenestra(TM) VC has been used to visualize cardiac, abdominal, cerebral and peripheral vasculature, organ blood flow, and even tumor vasculature in living mice. Fenestra(TM) VC can also be used to non-invasively assess tumor-induced angiogenesis and the effectiveness of anti-angiogenesis drugs, restriction of vascular flow due to thrombosis, embolism or atherosclerotic plaque and the disruption of the blood brain barrier observed in brain cancer. Moreover, the Fenestra(TM) VC formulation is a truly intravascular agent, opening a whole new window of opportunity for quantitative vascular characterization. Clearly, Fenestra(TM) VC provides substantial flexibility in the type and scope of studies that can be performed.

RESEARCH AND DEVELOPMENT

The Company conducts the majority of its research and development activities in-house. The Company has assembled a core team of high-level scientists, most of whom hold specialized doctorates in the fields of biomedical imaging, medical engineering, electro-optics, spectroscopy and modelling. As of December 31, 2005, the Company had 43 employees directly engaged in research, development, production, customer support and engineering work with respect to SoftScan(R), eXplore Optix(TM) and molecular imaging related products. The Company's in-house research and development efforts are focused primarily on completing the development of SoftScan(R) and researching new applications for its proprietary technology.

In addition to its in-house research program, the Company collaborates with academic and research institutions, including Dartmouth College, which is working with the Company on the SoftScan(R) project and INO which is collaborating on its eXplore Optix(TM) project as well as other related projects, to support research in areas of interest to the Company.

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

QUALITY MANAGEMENT

ART's goal and strategy is to ensure customer satisfaction, regulatory compliance, and product quality by:

     - Implementing and maintaining an effective and efficient Quality Management System;

     - Achieving compliance to recognized quality management standards and regulations.

To support the commercial introduction and sale of its small animal molecular imager (eXplore Optix(TM)), ART has successfully achieved ISO 9001:2000 (Quality Management

System - Requirements) certification of its Quality Management System (QMS). This certification was part of an incremental approach to ART's QMS implementation. It has served as a stepping-stone for the continued implementation of new management standards and regulations in order to achieve regulatory compliance and market approval for ART's medical device (SoftScan(R)).

Following its ISO 9001:2000 certification, ART has also successfully demonstrated compliance of its QMS to ISO 13485:2003 under the Canadian Medical Devices Conformity Assessment System (CMDCAS). This latest certification will be required to support the medical device license application of SoftScan(R) in Canada in accordance with the Canadian Medical Devices Regulations.

To achieve successful regulatory approval of the SoftScan(R) device, ART's QMS must comply with medical device regulations of the United States (governed by the Food & Drug Administration), Canada (governed by Health Canada) and countries of the European Union (governed by the respective competent authorities).

For FDA approval, the Company is required to comply with the Code of Federal Regulation Title 21, Part 820 (Quality System Regulation). For approval by Health Canada and European authorities, the Company is required to comply with ISO 13485 (Medical Devices - Quality management system - Requirements for regulatory purposes).

PRODUCT DEVELOPMENT

The Company continually evaluates the likelihood and ease with which complementary products, derived from its core technology or from existing products, can be identified, developed and introduced. For instance, the need to transition applications such as new drug development from a pre-clinical stage (eXplore Optix(TM)) to clinical applications (SoftScan(R)) has led the Company to look at other possible applications, such as molecular probes. The development of additional products that fit with the Company's vision and mission are an integral part of the Company's strategy. When the Company is prepared to expand its current addressed markets and wishes to pursue new products, a new product development team is formed and authorized by the Executive Management team to identify specific new market opportunities for our technologies. This team uses and develops various internal and external sources of ideas, concepts and innovations to further develop existing products as well as novel electro-optic technologies aimed at the bio-medical sector. The Company has established a New Product Development process, which it has expanded into a full Product Life Cycle process that takes into account market potential, technology and business factors.

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

     Irving J. Bigio -- Dr. Bigio received his Ph.D. in Physics from the University of Michigan in 1974. From then until 2000 he was a scientific staff member at Los Alamos National Laboratory, including service as Leader of the Laser Science and Applications Group (1988-1994). He has been a Fulbright Senior Scholar at the Weizmann Institute of Science, in Israel, a Visiting Professor at the University of Copenhagen, Denmark and a Guest Fellow of Pembroke College at the University of Oxford, England. Dr. Bigio holds several patents for biomedical optics instrumentation, and has received three R&D-100 Awards for the development of biomedical optical devices. Since February 2001 he has been Professor at Boston University in the Departments of Biomedical Engineering, Electrical & Computer Engineering, Physics and Gastroenterology. Dr. Bigio serves on several government advisory panels and on external advisory boards for companies and academic institutions. He is a Fellow of the Optical Society of America, the American Institute of Medical and Biological Engineering and the American Society for Laser Medicine & Surgery, and is a member of the American Physical Society and the SPIE. In addition to other research programs in biomedical optics, Dr. Bigio is currently leading a multi-institutional program under the NIH/NCI Network for Translational Research in Optical Imaging, comprising several medical research centers in the US and Europe.

     David Boas -- Dr. Boas received his B.Sc. in Physics at Rensselaer Polytechnic Institute in 1991 and his Ph.D. in Physics at the University of Pennsylvania in 1996. He has worked in the field of biomedical optics since 1992 with a focus on developing a new medical imaging technique based on diffuse near-infrared light. He has published more than 50 papers on this topic. He presently holds the positions of Associate Professor at Harvard Medical School and Assistant Physicist at the Massachusetts General Hospital's Department of Radiology.

     Britton Chance -- Eldridge Reeves Johnson University Professor Emeritus of Biophysics, Physical Chemistry, and Radiologic Physics at the University of Pennsylvania (University of Pennsylvania: Physical Chemistry, 1940; Ph. D. Cambridge University: Biology "B", Physiology, 1942; D. Sc. Cambridge
     University: Biology "B", Physiology, 1952), Dr. Britton Chance has a multitude of scientific and engineering accomplishments to his name, ranging from development of the stopped flow method for observation of rapid biological reactions in 1935 (still available commercially), to Director of the Precision Circuits Group at the MIT Radiation Laboratory during World War II (developments in radar still in use today; first use of card-controlled computer for global positioning), to development of the commercially successful dual-wavelength spectrophotometer, to pioneering research into cell bioenergetics including the formation of enzyme-substrate compounds and development of the first non-linear differential equations to describe these reactions, as well as NADH and flavoprotein, the fluorescent components of the electron transport chain (research continuing actively today). Since 1980, Dr. Chance has been the "father" of the field of optical imaging. He has published more than 1400 referred papers and is founder and President of Non-Invasive Technology, Inc. His current research interests include cancer detection, cognitive imaging, skeletal muscle function, cardiac myopathy, and cancer heterogeneity, all investigated using optical spectroscopy and imaging.

     Amir H. Gandjbakhche -- Dr. Amir H. Gandjbakhche received his Ph.D. in Physics from the University Denis Diderot (Paris 7) in 1989. From 1990 to 1995, he was Visiting Fellow, and, from 1995 to 1996, Visiting Associate at the Physical Sciences Laboratory of the Division of Computer Research & Technology (DCRT), which was part of the National Institutes of Health
     (NIH). In 1995, Dr. Gandjbakhche also received the NIH Fellows Award for Research Excellence. In 1997, he became a Senior Staff Fellow of the Laboratory of Integrative and Medical Biophysics at the National Institute of Child Health and Human Development (NICHD), NIH. In 1999, Dr. Gandjbakhche held the position of Investigator, Chief Unit on Biomedical Stochastic Physics at the Laboratory of Integrative and Medical Biophysics, NICHD. In 2004, he was promoted to Senior Investigator and Section Chief. Dr. Gandjbakhche is an active member of the scientific community. He is namely a member of the Optical Society of America Bio-Optics Advisory Committee and a member of the Program Committee of the Optical Society of America Conferences on Advances in Optical Imaging, Photon Migration and Tissue Optics. He was the Chair of the Biomedical Optical Imaging Technical Committee of the Optical Society of America. Since the beginning of his career, Dr. Gandjbakhche has published more than 95 papers on Biophysics and Optical Imaging.

     Daniel B. Kopans -- Dr. Kopans is Chairman of the Clinical Advisory Board. A brief biography of Dr. Kopans is included below in the section entitled "Clinical Advisory Board".

     Joseph Lakowicz -- Dr Joseph R. Lakowicz is a world-renowned Fluorescence Spectroscopist, in the top 5 % of all cited scientists. Over the last 25 or so years Dr. Lakowicz has made many contributions to fluorescence and its applications, contributing no fewer than 400 peer-reviewed publications, he has founded 3-peer reviewed journals, has edited more than 20 hard-bound volumes and is the author of the very popular monograph, "Principles of Fluorescence Spectroscopy", now its 3rd edition, with 20,000 copies been disseminated around the world since the first volume in the 1980's. Dr Lakowicz founded the CFS in 1988 as a vehicle by which to propagate fluorescence and its applications into biomedical spectroscopy. Since that time, the Center for Fluorescence Spectroscopy (CFS) has truly thrived under his expert leadership, and is widely considered to be the central focus for fluorescence based-technologies, and a hub for spectroscopists in the world today.Since 1988, Professor Lakowicz holds the position of Director, Center for Fluorescence Spectroscopy at the

     University of Maryland, School of Medicine. His work has focused on advancing the field of fluorescence spectroscopy. This involves chemical synthesis of new fluorophores, development of novel fluorescence measurements, development of instrumentation for time-resolved fluorescence, and the chemical applications of fluorescence sensing. Much of this work has resulted in inventions, patents and licensing. His laboratory is also involved in the more advanced topics of multi-photon excitation, in which molecules are excited by the simultaneous absorption of two or more long wavelength photons.

     Martin Yaffe (Chairman) -- Dr. Yaffe holds a doctorate in Medical Biophysics from the University of Toronto, where he conducts his research. He is a renowned specialist in medical imaging, more specifically in the early detection of breast cancer and chairs the Committee on Mammographic Image Quality for the International Commission on Radiological Units
     (ICRU). Dr. Yaffe has been working toward advancing research in the early detection of breast cancer since the start of his career, and has been involved in many important initiatives intended to improve related technologies. He is a member of the International Atomic Energy Agency committee to develop harmonized quality control standards for digital mammography. He also serves on several committees of the American College of Radiology. Professor and researcher in Medical Biophysics at the University of Toronto, Dr. Yaffe is currently Senior Scientist in Imaging/Bioengineering Research at the Sunnybrook & Women's College Health Sciences Centre in Toronto and a Consultant Physicist for the Ontario Breast Screening Program. Dr. Yaffe has authored many scientific communications and conferences and acts as reviewer for numerous scientific publications, including Medical Physics and the International Journal of Radiation Oncology. He is co-author of the recently published book: Digital Mammography.

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

The Company currently has six members on its Clinical Advisory Board. The individuals are the following:

     Daniel B. Kopans (Chairman) -- Dr. Kopans is an honors graduate from Harvard College and he received his M.D. from the Harvard Medical School, where he graduated as a member of the Alpha Omega Alpha honors society. He is Professor of Radiology at the Harvard Medical School and has been the Director of the Breast Imaging Division at the Massachusetts General Hospital (MGH) since 1978, soon after completing his residency training in Diagnostic Radiology at MGH. Dr. Kopans has taught and written widely on all facets of breast imaging and is an expert in all aspects of breast cancer detection and diagnosis. He leads efforts in the investigation of methods for improving breast cancer detection and diagnosis including digital mammography, magnetic resonance imaging (MRI) of the breast, ultrasound, and nuclear medicine. He is a leading authority on breast cancer screening. Inventor, author, investigator, and educator, Dr. Kopans has authored more than 200 peer-reviewed articles on breast cancer detection and diagnosis. He is the author of a textbook on breast imaging that is now in its third edition (Breast Imaging, Philadelphia:
     Lippincott-Raven Publishers, 2006) and is one of the standards in the field.

     Jessica W.T. Leung -- MD, Assistant Professor in Residence, Director of Breast Imaging Research and Education, Division of Breast Imaging, Department of Radiology, UCSF Medical Center, University of California, San Francisco, USA. Dr. Leung has helped lead advancements in clinical breast imaging, mammography, ultrasound, MRI, and percutaneous breast biopsy techniques. She received her medical training at Harvard University.

     Lawrence W. Margolis -- MD, FACR, Clinical Professor Emeritus, Department of Radiation Oncology and Dermatology, University of California, San Francisco, USA. Dr. Margolis was awarded the "Teacher of the Year Award" by the Association of Residents in the Department of Radiation Oncology and Dermatology, for four consecutive years. Dr. Margolis has received the honor of "Best Doctor in America" four times and his research experience includes evaluation of biomarkers in DCIS (Ductal carcinoma in situ) and the use of MRI after neoadjuvant clinical therapy. He is an active member of numerous societies including the American Society of Breast Diseases
     (ASBD) and the American Society for Therapeutic Radiology and Oncology (ASTRO).

     Mark D. Novick -- MD, has broad clinical and business experience in breast imaging modalities including MRI, digital mammography, ultrasound, and breast biopsy. He is the medical director, lead interpreting radiologist, and operator of three outpatient breast imaging centers and one whole body MRI center in New York City, USA.

     Alfred B. Watson, Jr. -- MD, MPH, FACR, FACPM, Professor of Radiology and Vice Chairman Department of Radiology, Adjunct Professor of Physical Medicine and Rehabilitation, Assistant Program Director, Diagnostic Radiology Residency, and Coordinator of Radiology Medical Student Education at Baylor College of Medicine, Texas Medical Center, Houston, USA. Dr. Watson is Chief of Radiology at BCM Affiliated Ben Taub General Hospital and Community Health Clinics of the Harris County Hospital District. He is Chief of Breast Imaging at Baylor College of Medicine and the Ben Taub General Hospital and has extensive experience in various breast imaging modalities, including mammography, breast biopsies and ultrasound, for the screening, diagnosis, and treatment of breast cancer. He has published numerous articles in medical imaging and has been member or chair of several educational and clinical advisory committees.

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

The members of the Canadian BAC are the following:

     Gerard J. Taillon -- Since 1984, Mr. Taillon has been Senior Vice-President and Managing Director of BMO Nesbitt Burns Limited. Mr. Taillon is also Chairman of the Board of BMO Nesbitt Burns Financial Services Inc. and Chairman of the Management Committee of the Private Client Group of the Bank of Montreal Group of Companies (Quebec). He also sits on the Management Board Counsel of the Bank of Montreal and is a member of the Executive Committee of the Bank of Montreal Group of Companies for the Quebec Region. Mr. Taillon has over 30 years of experience in the securities field. He joined Burns Fry (now BMO Nesbitt Burns Limited) in 1984, and prior to joining Burns Fry, Mr. Taillon held the position of Vice-President at a leading brokerage firm. Mr. Taillon was a member of the Board of Governors of the Montreal Stock Exchange in 1993 and 1994. He was also a member of the Board of the Investment Dealers Association, Quebec from 1993 to 2005, and acted as Chairman from 2003 to 2005.

     Monique Lefebvre -- Dr. Monique Lefebvre is a psychologist specialized in business coaching, a consultant in strategic management and a director of companies. She serves on the board of directors of a number of public and private companies, of which Transcontinental Inc., Desjardins Financial Security and Groupe Contact Image. During the past 25 years, she was successively Dean of advanced studies and research, and then Vice-Rector teaching/research at the Universite du Quebec a Montreal; President and Chief Executive Officer of the Centre de recherche informatique de Montreal; President of Quebecor Multimedia, President of Innovatech of Large Montreal, Vice President of Ericsson Canada and Chairperson of the Transition Committee for the new City of Montreal. She is a member of the Board of Trustees of the Canadian Foundation for Innovation and chairman of the board of directors of the Hema-Quebec Foundation.

     Brian Levitt -- Mr. Levitt is Partner and Co-Chair of Osler, Hoskin & Harcourt LLP, one of Canada's leading law firms specializing in business law, tax, litigation, competition and antitrust. Mr. Levitt was President of Imasco Limited from 1991 to 2000. From 1976 to 1991, he was successively Associate and Partner at Osler, Hoskin & Harcourt LLP. Mr. Levitt is a director of a number of Canadian companies such as BCE Inc. and Domtar Inc. He holds degrees in Applied Science (B.A.Sc.) and in Law (LL.B.) from the University of Toronto. Mr. Levitt was called to the Ontario Bar in 1975 and the Quebec Bar in 2001.

     Colin Mallet -- During the course of his career, Mr. Mallet held several senior positions in the pharmaceutical industry in Canada, United Kingdom, Switzerland, Sweden and South East Asia. From 1987 to 1995, he was President and Chief Executive Officer of Sandoz Canada Inc. (renamed Novartis Pharmaceuticals Canada Inc. in 1996). Mr. Mallet was Chair of the Canadian Health Research Foundation from 1989 to 1991. From 1990 to 1993, he was also the Founding Chair of the Institute for Industrial Pharmacy Research. From 1991 to 1993, he was Vice Chair, and, from 1993 to 1994, Chair, of Canada's Research-Based Pharmaceutical Companies (Rx&D). Mr. Mallet is currently a director of Axcan Pharma Inc., Migenix Inc., AnorMED Inc., MethylGene Inc. and MedGenesis Inc. Mr. Mallet holds a B.A. in Economics (1965) from Cambridge University, United Kingdomand has completed the Advanced Management Program at Harvard University.

The members of the American BAC are the following:

     William J. Webb -- Mr. Webb is a medical industry executive with approximately 25 years of senior management experience. Mr. Webb began his medical industry career at General Electric Company (GE Medical Systems) where he served in top management positions. From 1982 to 1999, Mr. Webb held a number of senior management positions at Picker International, Inc, one of the world's leading medical imaging company. From 1999 to 2001, Mr. Webb was President and Chief Executive Officer of Trex Medical, Inc. Trex Medical consisted of five separate companies, which supplied x-ray equipment worldwide through five individual sales and distributor networks to the medical and dental markets. Mr. Webb holds a Bachelor of Science Degree in Electrical Engineering (BSEE) from Drexel University (1967).

     Ronald Lane Goode -- Mr. Goode is President of The Goode Group, a consulting company that provides advice to Boards of Directors, CEOs, investment funds, and private individuals. From 2001 to 2004, he was President and Chief Executive Officer of eXegenics, Inc., a pharmaceutical company dedicated to the acquisition, rapid development and commercialization of drug therapies for use by physician specialists. He also served on the board of directors of eXegenics, Inc. from 2001 to 2003, the final year of which he also served as Chairman. From 1976 to 1986, Mr. Goode has held key management positions at Pfizer Pharmaceuticals, and, from 1986 to 1997, at G. D. Searle & Co. From 1997 to 1999, Mr. Goode was President and CEO of Unimed Pharmaceuticals, Inc., positioning the company for sale to Solvay Et Cie, the Belgium-based conglomerate. Mr. Goode presently serves on the board of directors of Genitope and on the advisory board of Greystone Medical. Mr. Goode is also a director of several not-for-profit organizations. Other public companies that he has served as director include Vitro Diagnostics, Inc. and Hokuriku Seiyaku, a Japanese company. He received his Ph.D. in Microbiology from the University of Georgia.

The member of the European BAC is the following:

     Jean Marsac -- Mr. Marsac is the founder and President of the executive board of H2i-Management SA. Throughout his career, Mr. Marsac has held different scientific and management positions in the medical and biotechnology sectors. He started his career as Professor in pneumology medicine. During that period, he was at the head of a hospital centre and a research unit in clinical pharmacology, which specialized in the treatment of asthma and allergies. Mr. Marsac also acted as Scientific Counsel at the Agence du Medicament (renamed the Agence Francaise de Securite Sanitaire des Produits de Sante), a French-governmental organization. In 1989, Mr. Marsac joined the pharmaceutical industry and successively held the positions of Medical Director at Roussel-Uclaf, and Vice President Research and Development at Synthelabo and Sanofi-Synthelabo.

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

The Company has been granted eleven patents related to its optical imaging technology in the United States and has patent applications pending in the United States and Canada. Several of these patent applications have corresponding patent applications in Europe or internationally by ART. In addition, the Company intends to apply or is in the process of applying for several additional patents in the United States, Canada and internationally regarding technology used in SoftScan(R), in eXplore Optix(TM) and in other optical molecular imaging applications. The Company has also developed proprietary computer software for its products for which it relies on copyright and trade secret for protection.

The eleven patents related to optical imaging and to the detection and diagnosis of diseases which have been granted to ART can be described as follows: The first U.S. patent entitled "Method and Apparatus for Detecting Malignancies in Living Tissue" (Number: 5,808,304) filed on November 18, 1996, was granted on September 15, 1998 and expires on November 18, 2016. The invention relates to a method and an apparatus for detecting malignancies in living, biological tissue, and in particular to a method and apparatus for detecting breast cancer. The second U.S. patent entitled " Optical Imaging through Scattering Media: Fit to an Inhomogeneous Diffusion Model for Differentiation" (Number: 6,148,226) filed on February 13, 1998, was granted on November 14, 2000 and expires on February 13, 2018. The invention relates to an optical method for imaging through a scattering medium in which a fit is made to an inhomogeneous diffusion model. The method provides a simple means to separate the absorption and scattering contributions of inhomogeneities. The third U.S. patent entitled "Scanning Module for Imaging through Scattering Media" (Number: 6,332,093) filed on August 6, 1998, was granted on December 18, 2001 and expires on August 6, 2018. The invention relates to a scanning module image through scattering media while alleviating adverse effects on the weak transmission through highly scattering media. The fourth U.S. patent entitled "Optical Imaging of Turbid Media with Depth-Related Discrimination" (Number: 6,415,172) filed on January 21, 2000, was granted on July 2, 2002 and expires on January 21, 2020. The invention relates to a method for scanning a turbid medium and displacing an optical signal source over a first face of the medium and a corresponding optical detector over an opposite face from one respective spatial location to another. The fifth U.S. patent entitled "Optical Imaging of Turbid Media with Depth-Related Discrimination" (Number: 6,678,049) filed on January 25, 2002, was granted on January 30, 2004 and expires on January 30, 2024. The invention relates to an optical imaging system for detecting light from an excitation source through a scattering medium. The system includes a photo detector for receiving light from the scattering medium, an amplification circuit coupled from the photo-detector, an electro-optical source coupled from the amplification circuit for providing a secondary light signal, and a streak camera receiving the secondary light signal and providing an image of the scattering medium. The sixth U.S. patent entitled "Choice of Wavelengths for Multiwavelength Optical Imaging" (Number: 6,694,159) filed on November 2, 2001, was granted on February 17, 2004 and expires on November 2, 2021. The invention relates to a method for wavelength selection in a multi-wavelength TPSF-based optical imaging system. The seventh U.S. patent entitled "Method and Apparatus for Positioning a Patient on a Table for a Medical Procedure on a Breast" (Number: 6,883,194) filed on November 8, 2002, was granted on April 26, 2005 and expires on November 8, 2022. The eighth U.S. patent entitled "Method and Apparatus for Positioning the Arm of a Patient on a Table for a Medical Procedure on a Breast" (Number: 6,886,198) filed on December 12, 2002, was granted on May 3, 2005 and expires on December 12, 2022. The invention provides a table for positioning a patient for a medical procedure on a breast, which includes an armrest for positioning and supporting a forearm such that a shoulder adjacent to the axilla region is at desired height. The ninth U.S. patent entitled "Table for Positioning a Patient for a Medical Procedure on a Breast" (Number: 6,922,859) filed on November 29, 2002, was granted on August 2, 2005 and expires on November 29, 2022. The invention provides a table for positioning a patient for a medical procedure on a breast, which includes a membrame-like contour surface for a surrounding breast area. The tenth U.S. patent entitled "Continuous Wave Optical Imaging Assuming a Scatter-Law" (Number: 6,954,663) filed on January 7, 2003, was granted on October 11, 2005 and expires on January 7, 2023. The invention relates to a method and a system for determining the concentration of chromophores and reconstructing images in turbid media, such as animal tissues, using a continuous wave optical approach. The eleventh U.S. patent entitled "Method and Apparatus for Time Resolved Optical Imaging of Biological Tissues as Part of Animals" (Number: 6,992,762) filed on September 22, 2003, was granted on January 31, 2006 and expires on September 22, 2023. The invention relates to a method and a system for collecting optical data for use in time resolved optical imaging wherein light is directionally propagated through free-space optics to impinge on a plurality of illumination at the surface of a biological tissue such as that comprised in small animals.

ART also has twenty patent applications pending in the United States and Canada in the biomedical field.

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

PRODUCTION AND OPERATIONS

ART's optical imaging products are currently assembled at its main facility in Saint-Laurent, Quebec, Canada. The Company's production and manufacturing operations consist primarily of: (i) designing and developing its products, (ii) assembling them from components outsourced to, or ordered from, selected third-party manufacturers, and (iii) quality control and final testing. The Company subcontracts certain of the design engineering aspects of its products to independent design firms. The Company purchases its laser scanners, cameras and optical fibre from outside suppliers for the production of SoftScan(R). The assembly of both eXplore Optix(TM) and SoftScan(R) is done in the Company's main Saint-Laurent facility. These materials are assembled and tested during final production at ART's manufacturing facility.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A. Operating results

The following is a discussion and analysis of the financial condition and operating results of ART Advanced Research Technologies Inc. ("ART" or the "Company") at and for the periods indicated and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the audited financial statements of the Company and the notes thereto for the year ended December 31, 2005. Unless indicated otherwise, all financial information is expressed in U.S. dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe," "expect," "anticipate," "aim," "target," "plan," "intend," "continue," "estimate," "may," "will," "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, the availability of financing, uncertainties involved in clinical testing, acceptance of ART's products by the pharmaceutical and medical sectors, successful development or regulatory approval of SoftScan(R), reliance on third parties to manufacture or market its products, competition from companies in these sectors, impact of general economic conditions, general conditions in the pharmaceutical and medical sectors, changes in the regulatory environment in the jurisdictions in which ART does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, and other factors referenced herein and in ART's public filings with the securities regulators in Canada and the United States. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The statements are made as of the date hereof and supersede any forward-looking statements contained in any previous MD&A and investors are cautioned not to rely on any forward-looking statements contained in any previous MD&A. ART does not undertake to update such forward-looking statements to reflect new or subsequent information, events, circumstances or developments. Additional information relating to ART, including its Annual Report on Form 20-F, is available online at www.sedar.com or at www.art.ca. This MD&A is current as of March 3, 2006.

OVERVIEW

ART is committed to be a market leader in the development and commercialization of molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging systems for the medical and pharmaceutical industries. ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies and a strong management team to build on its technology leadership position. ART has evolved from a primarily technology-driven company to a market-focused organization as it now commercializes eXplore Optix MX, its multiwavelength preclinical optical molecular imager, through a worldwide exclusive distribution agreement with GE Healthcare, as well as the Fenestra(TM) biomarker product line.

The Company was focused on delivery on four top priorities in 2005:

     1) Increase market share in the preclinical optical imaging sector by continuing to ramp up sales of eXplore Optix through its distribution agreement with GE Healthcare

Following the launch of eXplore Optix in June 2003, the Company systematically continued to gain market share in the preclinical optical imaging sector. As a result, since it delivered on its first order 27 months ago, the worldwide installed base of the eXplore Optix reached 34 units as of December 31, 2005. ART experienced a 113% growth in revenues from the sales of its eXplore Optix product in 2005 compared to 2004. For the year ended December 31, 2005, revenues were $4,125,550, compared to $1,935,000 for the year ended December 31, 2004. These revenues originated from sales in North America, Europe, and Asia and were generated through ART's distributor, GE Healthcare. New units and repeat orders were delivered in the multiwavelength module version of eXplore Optix and many customers elected to upgrade their single wavelength equipment to a multiwavelength version. Also, existing customers who decided to upgrade their system have also decided to purchase additional diodes ("add-ons") to expand their capability. Early customer response to the new product has thus been extremely favorable and has confirmed the soundness of the Company's decision to expand the eXplore Optix product line.

     2) Complete pivotal clinical trials of SoftScan and file its submission for regulatory approval

SoftScan, ART's time-domain optical breast imaging device, is now undergoing clinical trials and has demonstrated that it can safely characterize normal and malignant tissue. Among the many advantages offered by SoftScan is that laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable post-diagnosis, enabling the physician to monitor the progress of the disease and its regression, adjust treatment and thereby accelerate the cure, as well as reduce side effects and discomfort. Interim results of clinical trials are positive and the Company has thus begun pivotal trials for SoftScan. Assuming the results of the clinical trials are conclusive, and subject to the risks identified in this MD&A in the section titled "Risk and Uncertainties", the Company intends to file for regulatory approval in Canada by June 30, 2006.

     During the year, the Company actively pursued finalizing agreements with sites to conduct pivotal studies with the SoftScan device and began enrolling patients under the pivotal study protocol. The upcoming phases will involve the continued recruitment of volunteers, scanning of patients, gathering and analysis of the data, finalizing the agreements with some of the sites and obtaining approvals from the sites' Institutional Review Boards (IRBs) to begin pivotal trials at these sites. During the year, ART obtained authorization from Health Canada's Therapeutic Products Directorate to begin its pivotal clinical study in Canada using the SoftScan optical breast imaging system. The Health Canada Investigational Testing Authorization (ITA) authorizes ART to initiate patient enrolment at clinical sites in Canada, the McGill University Health Centre (MUHC) being the first such site. The requirements for a Class III medical device, such as SoftScan, are highly demanding. The Health Canada authorization signifies approval of the protocol for pivotal studies in Canada and is part of the ongoing regulatory process prior to commercialization and the filing of a Pre-Market Approval ("PMA") application with the U.S. Food and Drug Administration ("FDA"). The pivotal study will be conducted with the objective of demonstrating safety and efficacy in patient volunteers. ART will seek to enrol up to 950 volunteers in its SoftScan pivotal clinical study. In order to minimize the time to complete the study, ART has selected sites generating high biopsy volumes. During 2005 and in early 2006, ART pursued the preparation of the selected sites with the shipment and installation of the SoftScan system, as well as by providing training to on-site technologists and investigators.

     On a parallel basis, during 2005, ART pursued patient enrolment in its ongoing clinical validation studies, including its SoftScan tissue characterization study, both at the Centre Hospitalier de l'Universite de Montreal (CHUM) and the MUHC. These studies are being conducted to demonstrate clear diagnosis regardless of the breast characteristics of the various patient volunteers. Under the same protocol, ART announced that a SoftScan clinical study is now underway at the first of its clinical research sites in the United States, the Massachusetts General Hospital (MGH), in Boston. Led by Dr. Daniel
B. Kopans, Director of Breast Imaging at the Massachusetts General Hospital, and a leading authority on breast cancer screening, this clinical study will provide results to be used by ART in its submission to the FDA to support the Company's SoftScan PMA application. The Company plans to pursue its tissue characterization study on an ongoing basis during 2006.

     3) Obtain certification to the medical device quality standard (ISO 13485) and achieve U.S. Quality System Regulation (QSR) compliance

During 2005, ART obtained the ISO 13485:2003 certification, applicable to medical device manufacturers, and pursued its efforts to be fully compliant with the Quality System Regulation (QSR) in the United States.

     4) Increase the visibility and support of ART within the medical, scientific and financial communities internationally

During the fourth quarter of 2005, ART continued to be visible on several fronts. In the medical and scientific communities, the Company presented in vivo fluorescent applications using eXplore Optix for pharmacokinetic studies at the In Vivo Molecular Imaging (IVMI) conference in California. At the IVMI conference, Dr. David R. Vera, Adjunct Professor in Radiology, UCSD, discussed results recently published in Nuclear Medicine and Biology, which validate the capability of the eXplore Optix system in obtaining sufficient sensitivity and temporal resolution for pharmacokinetic analysis. At the Society of Molecular Imaging (SMI) conference in Germany, a user group meeting included eXplore Optix demonstrations of new developments and applications in preclinical research by many users and experts in the optical molecular imaging sector. In addition, an article published in the peer-reviewed journal Academic Radiology presented results from an engineering optimization study on the SoftScan breast imaging device, indicating significant discrimination of malignant and benign tissue based on eoxyhemoglobin content. Finally, ART presented updates on recent developments in achieving key milestones at various financial venues, such as the BioContact Quebec 2005 investor conference.

ART ALIGNED WITH TWO HIGH-GROWTH SECTORS

ART operates in two sectors for financial reporting purposes: the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan time-domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product. ART's expenses include primarily the cost of sales (including royalty payments), the operating expenses that comprise research and development costs (including the cost of clinical trials) and selling, general and administrative expenses (including marketing activities).

OUTLOOK

In 2006, ART expects to incur continued losses from operations. The Company expects that the revenues and expenses of the pharmaceutical sector will come from the development, marketing and sales activities of eXplore Optix, which is distributed and co-branded with GE Healthcare, as ART pursues its market penetration of the preclinical optical imaging sector. ART will benefit from the recent acquisition of Alerion Biomedical, Inc. and its FENESTRA(TM) product line, providing a revenue stream and an ideal complement to our technology platform. In 2006, ART expects to pursue its activities in the medical sector as its SoftScan device undergoes pivotal trials.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Significant estimates and assumptions made by management include the amount of development expenditures expensed as opposed to capitalized; the establishment of the liability and equity component of the convertible debentures issued in 2005; the fair value of options and common share purchase warrants; the income tax valuation allowance; the investment tax credits receivable; and the impairment of patents. Actual results could differ from these estimates. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

DEVELOPMENT EXPENDITURES EXPENSED AS OPPOSED TO CAPITALIZED

Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. During the year ended December 31, 2005, the Company has deferred $423,416 of such development costs. Amortization of deferred development costs will begin with commercial production of the related product or application.

ESTABLISHMENT OF THE LIABILITY AND EQUITY COMPONENT OF THE CONVERTIBLE
DEBENTURES

For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder's conversion option and the warrants. The liability component's carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants have been valued at $360,228. The above values were determined by a combination of Black-Scholes (for the conversion option and the warrants) and a discounted cash flow (for the liability component) of future capital and interest payments until their maturity dates, at a discount rate that represented the borrowing rate available to the Company for similar debentures having no conversion rights.

FAIR VALUE OF OPTIONS AND COMMON SHARE PURCHASE WARRANTS

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock-based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant. The Company amortizes the fair value of the options over the expected service period, which is reviewed for changes from period to period.

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

INVESTMENT TAX CREDIT RECEIVABLE

Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses or capitalized development costs in the year in which the expenses are incurred. They are calculated on the basis of the Company's experience and the application of the investment tax credit program. The Company has always been conservative when accounting for investment tax credits. It is possible that, subsequent to government audits, the receivable amount will change.

IMPAIRMENT OF PATENTS

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. The carrying value is tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should this test, for any reason, including but not limited to invalidation of the technologies, indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment.

SELECTED FINANCIAL DATA

                                                                       Eight-month
                                         Year ended     Year ended    period ended   Year ended
                                        December 31,   December 31,   December 31,    April 30,
                                            2005           2004           2003          2003
                                        ------------   ------------   ------------   ----------
Sales                                    $ 4,125,550    $ 1,935,000    $   681,875   $       --

Loss from continuing operations          $13,129,184    $ 9,928,603    $ 5,832,025   $9,026,445
Net loss                                 $13,129,184    $ 9,928,603    $ 5,832,025   $6,546,604
Basic and diluted loss per share from
   continuing operations                 $      0.31    $      0.24    $      0.20   $     0.38
Basic and diluted net loss per share     $      0.31    $      0.24    $      0.20   $     0.28
Total assets                             $15,232,209    $16,764,887    $13,704,796   $8,032,130

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

FOREIGN CURRENCY CONSIDERATIONS

The following information provides a discussion and analysis of the expenses for the year ended December 31, 2005, compared to the year ended December 31, 2004. The majority of these expenses, which include the cost of sales and operating expenses, are incurred in Canadian dollars. Following a rapid appreciation of the Canadian currency over the U.S., non-favourable variances were created for these expenses in 2005, compared to last year.

SALES

For the year ended December 31, 2005, revenues were $4,125,550, compared to $1,935,000 for the year ended December 31, 2004. Products sales for the year ended December 31, 2005 amounted to $3,626,100, compared to $1,935,000 a year ago. Maintenance sales totaled $499,450, compared to nil in the year ended December 31, 2004. The increase in revenues comes from an increase in the Company's eXplore Optix product and maintenance sales as the Company pursued its market penetration in preclinical optical imaging. During the year ended December 31, 2005, the Company sold 19 eXplore Optix units, including one demo unit, as compared to 11 units last year. During 2005, the Company upgraded five single-wavelength systems to the new multiwavelength system, compared to none during last year. Sales from products include the new multiwavelength system as well as add-ons, which include diodes, purchased by existing customers, offering broader capability compared to the single-wavelength system. Sales resulting from maintenance include upgrades of the single-wavelength system to the new multiwavelength system and the sale of demonstration units.

COST OF SALES

For the year ended December 31, 2005, the total cost of sales was $2,789,585, compared to $915,087 in the year ended December 31, 2004. As a result, ART generated a combined gross margin of 32% during the year ended December 31, 2005, and 53% last year. The combined gross margin decrease during the year, compared to last year, was due to the fact that: 1) ART transitioned to the new multiwavelength base system, which is a more costly system, and offered the possibility to its existing customers to upgrade their base system to the new system at a preferential price; and 2) the rapid appreciation of the Canadian currency over the U.S., as indicated above. During the year ended December 31, 2005, ART generated a gross margin of 34% from the sales of its products and a gross margin of 18% from sales resulting from maintenance. Cost of sales consisted principally of raw materials, royalties and manufacturing costs.

RESEARCH AND DEVELOPMENT

The Company's research and development ("R&D") expenditures for the year ended December 31, 2005, net of investment tax credits, amounted to $9,154,960, compared to $7,511,485 for the year ended December 31, 2004. The R&D expenditures consist principally of the salaries and benefits for personnel involved in R&D projects, of consultation fees paid for clinical studies, the cost associated with the preparation and conduct of the clinical studies and of the cost of prototypes. The increase in R&D expenditures for the year ended December 31, 2005, compared to last year, relates to the medical sector and is mainly due to the cost associated with the preparation and conduct of the clinical studies, which includes the manufacturing of the SoftScan clinical prototypes, the negotiation of the protocols with the selected sites and the cost related to site selection both in Canada and in the U.S. During the year ended December 31, 2005, the manufacturing cost to build SoftScan clinical prototypes was $1,369,309. The Company also made the decision to build three additional SoftScan prototypes, to be prepared if more sites were needed to execute the clinical plan.

     In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions. During the year ended December 31, 2005, ART capitalized $423,416 of development costs that met generally accepted criteria and that were related to the eXplore Optix product extensions. As a result, during the year ended December 31, 2005, 81% of the R&D expenditures were dedicated to the medical sector and 19% to the pharmaceutical sector.

INVESTMENT TAX CREDITS

The investment tax credits ("ITC") represented $298,680, or 3% of the overall expenditures in R&D, for the year ended December 31, 2005, compared to $1,264,856, or 14% of the overall expenditures, for the year ended December 31, 2004. The decrease of the overall expenditures in R&D is mainly due to the fact that, last year, the ITC included a positive review by the tax auditors, which resulted in a surplus to what was originally accrued. ART applied this non-recurring surplus against R&D expenditures.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2005 totalled $3,918,236, compared to $3,474,446 for the year ended December 31, 2004. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. The increase in SG&A expenses compared to last year comes principally from Investor Relations activities. SG&A expenses were engaged to support commercial activities related to the eXplore Optix product, as well as support its overall activities. During the year ended December 31, 2005, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector.

AMORTIZATION

Amortization for the year ended December 31, 2005 totalled $285,806, compared to $249,627 for the year ended December 31, 2004. Amortization consisted principally of amortization of property and equipment.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Interest expense for the year ended December 31, 2005 totalled $884,191, compared to zero for the year ended December 31, 2004. The interest expense on convertible debentures includes the interest calculated at the effective interest rate and the amortization of the deferred financing costs related to the $5 million in secured convertible debentures contracted during the year 2005.

INTEREST INCOME

Interest income for the year ended December 31, 2005 totalled $241,708, compared to $300,221 for the year ended December 31, 2004. Last year's interest income was higher due to a higher average cash and short-term investment position during the same period.

FOREIGN EXCHANGE LOSS

Foreign exchange loss for the year ended December 31, 2005 amounted to $463,664, compared to $13,179 for the year ended December 31, 2004. The foreign exchange loss results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company's ability to pay its U.S. dollardenominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.

NET LOSS

Net loss for the year ended December 31, 2005 was $13,129,184 or $0.31 per share, compared to $9,928,603 or $0.24 per share for the year ended December 31, 2004.

COMPARISON OF YEAR ENDED DECEMBER 31, 2004 TO EIGHT-MONTH PERIOD ENDED DECEMBER 31, 2003

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003, and consequently, ART reported its financial results in 2003 over an eight-month period ended December 31, 2003, and a twelve-month period ended April 30, 2003. As a result of this change in reporting period, ART's financial results for 2004 and 2003 are not directly comparable to the financial results for the immediately preceding year.

SALES

Revenues for the year ended December 31, 2004 were $1,935,000, compared to $681,875 for the eight-month period ended December 31, 2003. The increase in revenues came from an increase in the Company's eXplore Optix product sales as ART pursued its market penetration of the preclinical optical imaging market. In the fiscal year ended December 31, 2004, the Company sold 11 eXplore Optix units, as compared to 4 units in the eight months ended December 31, 2003.

COST OF SALES

For the year ended December 31, 2004, the cost of sales was $915,087, compared to $377,744 in the eight-month period ended December 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 53% from its eXplore Optix products in 2004 and 45% in the preceding period. The increase in the gross margin in the fiscal year ended December 31, 2004, as compared to the eight-month period ended December 31, 2003, resulted from a lower selling price to its early adopters when the Company sold its first units during the eight-month period ended December 31, 2003. As the Company transitioned to the new multiwavelength base system and product extensions, and offered upgrades to its existing customer base, it was expected that the gross margin would fluctuate in the coming year.

RESEARCH AND DEVELOPMENT

The Company's research and development ("R&D") expenditures for the year ended December 31, 2004, net of investment tax credits, amounted to $7,511,485, compared to $3,491,641 for the eight-month period ended December 31, 2003. The increase in research and development expenses in the fiscal year ended December 31, 2004, as compared to the eight-month period ended December 31, 2003 (aside from the differences in the period sizes), resulted from an increase in the costs entailed by the development of the eXplore Optix multiwavelength system and the development of the SoftScan device. In the medical sector, ART pursued its efforts towards the preparation of pivotal trials for its SoftScan device. As a result, the Company invested in finalizing the design of SoftScan, manufacturing the clinical prototypes, preparing the protocols and selecting its clinical sites. In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions, such as the world's first commercial 3-D time-domain optical image reconstruction software for preclinical research, and of its new eXplore Optix multiwavelength system. In 2004, ART also obtained ISO 9001:2000 certification. During the year ended December 31, 2004, 74% of the R&D expenditures were dedicated to the medical sector and 26% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)

INVESTMENT TAX CREDITS

The ITC represented $1,264,856, or 14% of the overall expenditures in R&D, for the year ended December 31, 2004, compared to $433,865, or 11% of the overall expenditures, for the eight-month period ended December 31, 2003. The ITC increase followed a positive review by the tax authorities for research and development tax credit claims previously submitted. ART applied this non-recurring amount against R&D expenditures in the year ended December 31, 2004.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2004 totalled $3,474,446, compared to $2,239,324 for the eight-month period ended December 31, 2003. The increase in selling, general and administrative expenses corresponded to the difference in the period sizes. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company's financial position, as well as support its overall activities. During the year ended December 31, 2004, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)

AMORTIZATION

Amortization for the year ended December 31, 2004 totalled $249,627, compared to $136,643 for the eight-month period ended December 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

INTEREST INCOME

Interest income for the year ended December 31, 2004 totalled $300,221, compared to $63,384 for the eight-month period ended December 31, 2003. The increase was mainly explained by the increase in the Company's cash and short-term investments resulting from the financing closed in the first quarter of the year ended December 31, 2004.

FOREIGN EXCHANGE LOSS

Foreign exchange loss for the year ended December 31, 2004 amounted to $13,179, compared to $331,932 for the eight-month period ended December 31, 2003. The foreign exchange loss resulted from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, did not affect the Company's ability to pay its U.S. dollar denominated expenditures. ART held U.S. dollars in anticipation of these expenditures.

NET LOSS

As a result of the foregoing, net loss for the year ended December 31, 2004 was $9,928,603 or $0.24 per share, compared to $5,832,025 or $0.20 per share for the eight-month period ended December 31, 2003.

COMPARISON OF EIGHT-MONTH PERIOD ENDED DECEMBER 31, 2003 AND YEAR ENDED APRIL 30, 2003

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003. Consequently, the results reported discrepancies between the two years, which were primarily due to the fact that the periods compared were different.

SALES

The Company recorded sales of $681,875 during the eight-month period ended December 31, 2003, as compared to none in the year ended April 30, 2003. These revenues came from the first sales of eXplore Optix units to the biomedical sector.

COST OF SALES

For the eight-month period ended December 31, 2003, the cost of sales was $377,744, compared to none in the year ended April 30, 2003. Cost of sales consisted principally of costs of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 45% in the eight-month period ended December 31, 2003, compared to none in the year ended April 30, 2003.

RESEARCH AND DEVELOPMENT

The Company's R&D expenditures for the eight-month period ended December 31, 2003, net of investment tax credits, amounted to $3,491,641, compared to $5,734,470 for the year ended April 30, 2003. The investment tax credits represented $433,865, or 11% of the overall expenditures in R&D, for the eight-month period ended December 31, 2003, compared to $570,792, or 9% of the overall expenditures, for the year ended April 30, 2003. R&D expenditures were engaged for the development of the current generation of eXplore Optix units. Moreover, ART continued to develop its SoftScan system and pursued clinical trials with the McGill University Health Centre, the Sunnybrook and Women's College Health Sciences Centre and the Ottawa Regional Women's Breast Health Centre at the Civic Campus of The Ottawa Hospital. The decrease in R&D expenditures was explained principally by the fact that we compared a period comprising eight months with one of twelve months. During the eight-month period ended December 31, 2003, the Company increased its development costs for its eXplore Optix product, which was offset by the lower cost to manufacture SoftScan prototypes incurred during the previous fiscal year.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the eight-month period ended December 31, 2003 were $2,239,324, compared to $2,885,065 for the year ended April 30, 2003. Selling, general and administrative expenses were engaged to support commercial activities of eXplore Optix, increase the Company's visibility, and support the Company's activities. The decrease in SG&A expenditures was explained principally by the fact that we compared a period comprising eight months with one of twelve months.

FOREIGN EXCHANGE LOSS

Foreign exchange loss for the eight-month period ended December 31, 2003 increased by $112,867, to a loss of $331,932, compared to a loss of $219,065 for the year ended April 30, 2003. The foreign exchange loss resulted from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, did not affect the Company's ability to pay its U.S. dollar-denominated expenditures. ART held U.S. dollars in anticipation of these expenditures.

OTHER EXPENSES

Other expenses for the eight-month period ended December 31, 2003 were nil, compared to $1,467,621 for the year ended April 30, 2003. During the year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

CURRENT INCOME TAXES RECOVERED

Current income taxes recovered for the eight-month period ended December 31, 2003 were nil, compared to $1,318,668 for the year ended April 30, 2003. The current tax recovery in the year ended April 30, 2003 represented the utilization of tax losses for the year to recover current income taxes resulting from the gain related to the disposal of the ISIS thermal imaging division.

NET LOSS

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

COMMITMENTS

The following table discloses aggregate information about the Company's contractual obligations and periods in which payments are due as of December 31, 2005.

                                          Payment Due by Period
                        ---------------------------------------------------------
                                     Less Than                             After
                           TOTAL       1 year    1-3 years   4-5 years    5 years
                        ----------   ---------   ---------   ---------   --------
Long-term obligations   $2,932,392    $546,179    $829,435    $829,017   $727,761

RELATED PARTY TRANSACTION

In the normal course of its business, the Company has entered into an agreement with Clinivation Inc. (Clinivation), a company controlled by one of its officers. Clinivation acts as ART's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as ART's Chief Medical Officer
(CMO).

Contract Research Services: Clinivation works toward the clinical development and approvals of SoftScan. During the year ended December 31, 2005, the Company received management services for an amount of $165,771 and received contract research services for an amount of $2,174,255. These transactions were settled in cash.

QUARTERLY RESULTS FROM OPERATIONS

Our business fluctuates according to the Company's sales and development cycle, and addresses emerging markets. The following table presents the Company's operating results by quarter for each of the last eight quarters. The information for each of these quarters is un-audited and has been prepared on the same basis as the audited financial statements for the year ended December 31, 2005. This data should be read together with the financial statements and the notes to such statements.

                                  Sales      Net loss    Basic and diluted
                               ----------   ----------   -----------------
December 2005 financial year
December 31                    $1,239,700   $3,313,319         $0.08
September 30                    1,122,000    3,870,288          0.09
June 30                           752,500    2,701,883          0.06
March 31                        1,011,350    3,243,694          0.08

December 2004 financial year
December 31                       599,000    2,714,207          0.06
September 30                      760,000    2,438,606          0.06
June 30                           190,000    2,694,042          0.06
March 31                          386,000    2,081,748          0.06

DISCLOSURE ABOUT MARKET RISKS

The Company is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. The Company does not use derivative financial instruments for speculative or trading purposes. The Company does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on the Company's results of operations.

FOREIGN CURRENCIES

The Company's operations are in some instances conducted in currencies other than the Canadian dollar (principally in U.S. dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.

INTEREST RATE SENSITIVITY

ART's investment policy consists of holding high-grade government, bank and corporate securities with varying maturities, usually less than 180 days. ART does not have material exposure to interest risks.

RISK AND UNCERTAINTIES

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that the Company's products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the jurisdictions targeted by ART for SoftScan commercialization, and has not yet been marketed commercially. ART's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from companies in the pharmaceutical and medical sectors. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

     The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population and flow available as well as the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites and providing the SoftScan device to the sites. Any delay in the initiation and completion of our clinical trials could cause the price of our common shares to decline.

     The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving the product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products, or that the

Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.

     Under the debentures issued in 2005, the Company has agreed to respect certain covenants relating, among other things, to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, the maintenance of certain minimum cash and cash equivalent thresholds and a submission date for regulatory approval for SoftScan. However, there can be no assurance that the Company will be successful in continuing to meet these covenants in the future and, thus, not be confronted to an event of default under the debentures.

     The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing instruments or opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favourable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements and other relevant commercial considerations.

     B. Liquidity and Capital Resources

The Company has financed its activities by issuing common shares through private placements, an initial public offering, a follow-on public offering and, in 2005, through a $5.9 million private placement of convertible preferred shares and a $5 million private placement of senior secured convertible debentures. Since its creation in 1993 until December 31, 2005, the Company has issued 42,664,523 common shares, 6,341,982 preferred shares and 4,022,817 share purchase warrants for a total amount of $87,131,724.

     In 2005, ART closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of C$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares, at the Company's option. The preferred shares are convertible at the investor's option at any time into common shares at a fixed conversion price of C$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share). The agreement also provides that, if on the first anniversary of the closing of the transaction, the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all of the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to the date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction. The agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of C$1.14 per additional preferred share, for a total potential additional investment of C$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of C$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share).

     Also in 2005, ART closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures are secured by a perfected security interest and hypothec on all assets of the Company. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor's option at any time into common shares at a fixed conversion price of C$0.99 per share. The agreement provides that, at ART's option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% discount to market. In addition, if after November 28, 2006 the trading price of ART's stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to C$2.23 per share), ART may require the investors to convert the debentures into common shares at the fixed conversion price of C$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006.

     The debentures also have certain customary covenants regarding, among other things, the debt that ART may incur. In an event of default under the debentures, ART may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium. For the year ended December 31, 2005, these covenants were all met.

     Also, ART issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of C$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of C$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million; and, for a period of twelve months (12) months following shareholder approval, the investors have the option of purchasing additional senior convertible debentures for a total investment of $500,000. The agreement also provides that ART may force this additional investment to be made if ART's stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to C$1.49 per share). With this financing, ART has terminated its credit facility of C$1,000,000 to cover fluctuations in cash, as well as its C$1,300,000 facility to finance investment tax credits.

     For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder's conversion option and the warrants. The liability component's carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants have been valued at $360,228. The above values were determined by a combination of Black-Scholes (for the conversion option and the warrants) and a discounted cash flow (for the liability component) of future capital and interest payments until their maturity dates, at a discount rate that represented the borrowing rate available to the Company for similar debentures having no conversion rights.

     Cash flows used for operating activities for the year ended December 31, 2005 increased by $2,607,027, or 27%, to $12,412,284, from $9,805,257 for the year ended December 31, 2004.

The increase in cash flows used for operating activities primarily results from the increase in the net loss. Cash flows from investing activities for the year ended December 31, 2005 were up to $5,195,751, from negative $4,761,508 for the year ended December 31, 2004. The increase is explained by the fact that, during the year ended December 31, 2005, a portion of the 2005 private placement was kept as cash and cash equivalents. Cash flows from financing activities decreased by $1,471,792, to $9,975,959 for the year ended December 31, 2005, from $11,447,751 for the year ended December 31, 2004. During the year ended December 31, 2005, ART closed private placements for a total value of $10.9 million, compared to the closing of a treasury offering of $12.7 million in the year ended December 31, 2004.

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

     F. Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about the Company's contractual obligations and periods in which payments are due as of December 31, 2005:

                                          Payment Due by Period
                        ---------------------------------------------------------
                                     Less Than                             After
                           TOTAL       1 year    1-3 years   4-5 years    5 years
                        ----------   ---------   ---------   ---------   --------
Long-term obligations   $2,932,392    $546,179    $829,435    $829,017   $727,761

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Directors & Senior Management

     The following tables set forth the name, municipality of residence, position with the Company and principal occupation of each of the directors and executive officers of the Company as at February 28, 2006. The Board of Directors of the Company is currently comprised of the six individuals mentioned below. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

DIRECTORS

                                                                                  YEAR OF EXPIRY OF
NAME AND MUNICIPALITY OF RESIDENCE   POSITION WITH THE COMPANY   DIRECTOR SINCE     TERM OF OFFICE         PRINCIPAL OCCUPATION
----------------------------------   -------------------------   --------------   -----------------   ------------------------------
MICHELINE BOUCHARD................   President, Chief                 2002               2006         President and CEO of ART
(Montreal, Quebec, Canada)           Executive Officer and                                            Advanced Research Technologies
                                     Director                                                         Inc., former Corporate
                                                                                                      Vice-President and General
                                                                                                      Manager, Enterprise Services
                                                                                                      Organization, Motorola Inc.
                                                                                                      (2001-2002) and former
                                                                                                      Chairman, President and CEO of
                                                                                                      Motorola Canada Ltd.
                                                                                                      (1998-2000)

JACQUES COURVILLE(1)..............   Director                         2003               2006         Former Vice President, Medical
(Montreal, Quebec, Canada)                                                                            Research, Merck Frosst Canada
                                                                                                      Inc.

RAYMOND CYR(1)(2).................   Director                         1998               2006         Chairman of the Board,
(Montreal, Quebec, Canada)                                                                            Polyvalor Inc.

PIERRE DUTHEIL (2)................   Director                         2004               2006         Independent Corporate
(Paris, France)                                                                                       Advisor

BENOIT LA SALLE(1)(2).............   Chairman of the Board and        2003               2006         Founder and President & CEO of
(Montreal, Quebec, Canada)           Director                                                         Semafo Inc.

GEORGE N. FUGELSANG (1)...........   Director                         2004               2006         Former Chief Executive Officer
(Greenwich, Connecticut, United                                                                       of Dresdner Kleinwort Benson
States of America)                                                                                    North America.

(1)  Member of the Corporate Governance, Human Resources & Compensation
     Committee.

(2)  Member of the Audit & Environment Committee.

MANAGEMENT

NAME AND MUNICIPALITY OF RESIDENCE         POSITION WITH THE COMPANY         WITH THE COMPANY SINCE
----------------------------------   -------------------------------------   ----------------------
JACQUES BEDARD....................   Chief Financial Officer                          1996
Mirabel, Quebec, Canada

WARREN G. BAKER...................   Chief Operating Officer                          2004
Montreal, Quebec, Canada

MICHELINE BOUCHARD................   President and Chief Executive Officer            2002
Montreal, Quebec, Canada

PIERRE COUTURE....................   Vice President, Sales & Marketing                2003
Montreal, Quebec, Canada

SEBASTIEN GIGNAC..................   Vice President, Corporate Secretary              1998
Westmount, Quebec, Canada            and General Counsel

JOSEPH G. KOZIKOWSKI..............   Chief Medical Officer                            2004
Weston, Massachusetts, United
   States of America

MARIO KHAYAT......................   Vice President, Optical Products                 2005
Montreal, Quebec, Canada

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

     Raymond Cyr -- Mr. Cyr has more than 40 years of experience in the telecommunications industry. He spent most of his career with Bell Canada where he held several key positions. He was chairman of the board of BCE Inc. from 1989 to 1993 and Chairman and CEO of Bell Canada from 1992 until his retirement in 1996. He was also director of Nortel and SPAR Aerospace Ltd. Throughout his career, Mr. Cyr has received many awards in recognition of his achievements in the telecommunications industry. He was appointed an Officer of the Order of Canada in 1988 and was granted an Honorary Doctor of Laws degree by Concordia University in Montreal in 1988. Mr. Cyr is currently chairman of Polyvalor Inc. and a director of Canadian National, G.T.C. Transcontinental Ltd., IsacSoft Inc. and a number of high technology companies. Mr. Cyr is a member of l'Ordre des ingenieurs du Quebec.

     Pierre Dutheil -- Mr. Dutheil has more than 30 years of experience in international business and the advanced technology sector. Mr. Dutheil has been an independent corporate advisor since 1992. From 1980 to 1992, he held various executive and managerial positions at an international level with Thomson-CSF (renamed Thales in 2000), a global leader in defence and civil electronics. Mr. Dutheil served on the board of directors of Acetex, a world-class manufacturer of acetyl chemicals and specialty polymers, from 1995 until it was sold to Celanese Corporation in July 2005.

     Benoit La Salle -- Mr. La Salle is the founder and President & CEO of Semafo Inc., a company listed on the Toronto Stock Exchange. In 1980, he co-founded Grou, La Salle & Associates, a chartered accountants' firm. Mr. La Salle is a director of a number of Canadian companies involved in the biotechnology sector, including Vasogen and Systemes Medicaux LMS. Mr. La Salle holds a bachelor's degree in business from McGill University. In 1975, he successfully completed the Canadian Institute of Chartered Accountants examinations. Mr. La Salle also holds a MBA from IMD in Lausanne, Switzerland.

     George N. Fugelsang -- Mr. Fugelsang was Chief Executive Officer of Dresdner Kleinwort Benson North America, the U.S.-based investment banking business of Dresdner Bank AG, from 1994 through 2001. Mr. Fugelsang was also Chairman of the Board of Dresdner Bank Mexico, S.A., Chairman of the Board of Dresdner Bank Canada and a member of the Board of Dresdner RCM Global Investors LLC. He joined Dresdner Bank AG in 1994 as President of Dresdner Securities
(USA), Inc. Later that year, he was named Senior General Manager of Dresdner Bank AG in Frankfurt and Chief Executive, North America. As Chairman of the North American Management Committee, Mr. Fugelsang worked with and was responsible for the activities of all of Dresdner Bank's entities in North America. Mr. Fugelsang joined Dresdner Bank AG after eight years as Managing Director in Morgan Stanley's Investment Banking Division in New York and London. Prior to that, he spent more than twenty years at Citicorp/Citibank in various positions. Mr. Fugelsang is currently a member of the Board of Trustees of Thunderbird (the Garvin School of International Management) and the Board of

Trustees of Mrs. Fields Famous Brands, Inc. Mr. Fugelsang graduated from the University of Oregon in 1962 with a major in Political Science. He holds a degree in international business from the American Graduate School of International Management in Phoenix, Arizona.

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

     Mario Khayat -- Mr. Khayat joined ART in 2004 as Executive Director, Clinical Systems, with responsibility for the SoftScan development program. He was appointed Vice President, Optical Products in September of 2005. Prior to joining ART, Mr. Khayat was Director, Product Management and Marketing worldwide at Evolved Digital Systems (formerly Electromed), a developer and manufacturer of image networking and archiving solutions for the medical sector, from 2003 to 2004. He was Manager of the North American network management product line and architecture group at Marconi Optical Networks from 2000 to 2002, where he developed products for the management of hybrid optical networks. Mr. Khayat has more than 15 years of experience in R&D and management in the medical and telecommunications fields. Mr. Khayat holds a Bachelor of Science in Biomedical Engineering from Boston University, a Masters in Electrical Engineering as well as a Masters in Business Administration from McGill University.

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

Compensation of Named Executive Officers

The following table sets forth all compensation for the years ended December 31, 2005 and December 31, 2004, and the Fiscal Transition 2003, in respect of the individuals who were, as at December 31, 2005, the Chief Executive Officer, the Chief Financial Officer and the three (3) most highly compensated executive officers of the Company who earned salary and bonus of more than C$150,000 (the "Named Executive Officers"). The Company had five (5) Named Executive Officers whose total annual salary and bonus exceeded C$150,000 for the year ended December 31, 2005.

                                                                                   LONG TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                    ANNUAL COMPENSATION          ------------
                                            ----------------------------------    SECURITIES      ALL OTHER
                                                        CASH      OTHER ANNUAL       UNDER      COMPENSATION
                                             SALARY     BONUS     COMPENSATION      OPTIONS     ------------
NAME AND PRINCIPAL POSITION      YEAR          C$        C$           C$(2)        GRANTED #        C$
---------------------------   ---------     --------   ------     ------------    ----------      ------
Micheline Bouchard            Dec. 2005      325,000       --          --                --           --
President & Chief
Executive Officer             Dec. 2004      325,000   90,187(3)       --           247,713           --
                              Dec. 2003(1)   212,500       --(4)       --           100,000           --

Jacques Bedard                Dec. 2005      192,500       --          --                --           --
Chief Financial Officer       Dec. 2004      192,500   51,253(3)       --           157,000           --
                              Dec. 2003(1)   125,865       --(5)       --                --           --

Warren Baker                  Dec. 2005      223,365       --          --                --           --
Chief Operating Officer       Dec. 2004      176,923   40,426(3)       --           200,000       12,000(6)
                              Dec. 2003(1)        --       --          --                --       35,250(7)

Pierre Couture                Dec. 2005      160,000       --          --                --           --
Vice President,               Dec. 2004      150,020   25,653(3)       --           142,000           --
Sales and Marketing           Dec. 2003(1)    43,275       --          --             8,000       12,000(8)

Sebastien Gignac              Dec. 2005      145,500   15,000          --                --           --
Vice President, Corporate     Dec. 2004      145,500   35,574(3)       --           164,156           --
Secretary &General Counsel    Dec. 2003(1)    94,915       --(9)       --                --           --

(1) The Fiscal Year ended December 31, 2003 corresponds to an eight-month period only.

(2) Perquisites and other benefits do not exceed the lesser of C$50,000 and 10% of the total annual salary for the Named Executive Officers.

(3) The Board of Directors has determined that the Named Executive Officers, based on their annual performance, were entitled to a cash bonus for the year ended December 31, 2004 payable in two installments: 50% as of March 31, 2005 and the balance upon the realization of certain financial objectives by the end of 2005, which was effectively paid as of August 4, 2005.

(4) Based on her annual performance, the Board of Directors has determined that Ms. Bouchard was entitled to a total cash bonus for the Fiscal Period ended December 31, 2003 of C$123,094; however in consideration for renouncing in its entirety the cash bonus to which she was otherwise entitled, Ms. Bouchard was granted, effective January 27, 2004, options to purchase 147,713 Common Shares at an exercise price of C$3.23 which are exercisable immediately without being subject to any vesting period.

(5) Based on his annual performance, the Board of Directors has determined that Mr. Bedard was entitled to a total cash bonus for the Fiscal Period ended December 31, 2003 of C$47,500; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Bedard was granted, effective January 27, 2004, options to purchase 57,000 Common Shares at an exercise price of C$3.23 which are exercisable immediately without being subject to any vesting period.

(6)  Represents consulting fees paid to Mr. Baker as Chief Operating Officer.

(7) Represents consulting fees paid to Mr. Baker prior to becoming Chief Operating Officer.

(8) Represents incentive compensation paid to Mr. Couture to join the Corporation.

(9) Based on his annual performance, the Board of Directors has determined that Mr. Gignac was entitled to a total cash bonus for the Fiscal Period ended December 31, 2003 of C$28,463; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Gignac was granted, effective January 27, 2004, options to purchase 34,156 Common Shares at an exercise price of C$3.23 which are exercisable immediately without being subject to any vesting period.

Option Grants During the the year ended December 31, 2005 to Named Executive Officers

The following table sets forth the options granted under the Corporation's stock option plan to the Corporation's Named Executive Officers (including the Chief Executive Officer and the Chief Financial Officer) during the year ended December 31, 2005.

                                          % OF TOTAL
                         NUMBER OF     OPTIONS GRANTED
                       COMMON SHARES   UNDER THE PLAN       MARKET PRICE AT
                       UNDER OPTIONS        IN THE        CLOSING ON DAY PRIOR
        NAME              GRANTED        FISCAL YEAR        TO DATE OF GRANT      EXERCISE PRICE     EXPIRATION DATE
        ----           -------------   ---------------   ---------------------   -----------------   ---------------
                                                         (C$ PER COMMON SHARE)   (C$ PER SHARE)(1)
Micheline Bouchard..         --               --                   --                    --                 --
Warren Baker........         --               --                   --                    --                 --
Jacques Bedard......         --               --                   --                    --                 --
Pierre Couture......         --               --                   --                    --                 --
Sebastien Gignac....         --               --                   --                    --                 --

(1) The amounts set forth in this column are determined by the Board of Directors based on the closing price of the Common Shares on the trading day immediately preceding the date of grant.

Aggregated Options Exercised and Option Values

The following table sets forth the options exercised by the Corporation's Named Executive Officers (including the Chief Executive Officer and the Chief Financial Officer) during the year ended December 31, 2005.

                                                         UNEXERCISED OPTIONS AT        VALUE OF UNEXERCISED
                       COMMON SHARES                        DECEMBER 31, 2004        IN-THE-MONEY OPTIONS AT
                          ACQUIRED     AGGREGATE VALUE      (#) EXERCISABLE /         DECEMBER 31, 2004 (C$)
        NAME            ON EXERCISE        REALIZED         UNEXERCISABLE(1)      EXERCISABLE / UNEXERCISABLE(2)
        ----           -------------   ---------------   ----------------------   ------------------------------
Micheline Bouchard..         --               --             522,714/99,999                   Nil/Nil
Warren Baker........         --               --             66,668/133,332                   Nil/Nil
Jacques Bedard......         --               --             231,334/66,666                   Nil/Nil
Pierre Couture......         --               --              52,668/97,332                   Nil/Nil
Sebastien Gignac....         --               --             130,490/86,666                   Nil/Nil

----------
(1) Options granted under the Corporation's stock option plan are not exercisable during the first year after the grant date, and thereafter generally vest in three cumulative equal installments over three years from the effective date of grant, on each anniversary of the grant date. Options are fully exercisable on and after three years from the grant date until the expiry date. However, the options granted to Ms. Bouchard, Mr. Bedard and Mr. Gignac on January 27, 2004 are not subject to any vesting period (See table included above, under the section entitled "Compensation of Named Executive Officers").

(2) Market value of underlying Common Shares at December 30, 2005 minus the exercise price. The market value of the Common Shares at December 30, 2005 was C$0.64 per Common Share.

Long Term Incentive Plans

Other than its stock option plan, the Corporation does not have any plans which provide compensation intended to serve as an incentive to Named Executive Officers for performance to occur over a period greater than one financial year.

Employment Agreement

On August 16, 2002, the President and Chief Executive Officer, Micheline Bouchard, and the Corporation entered into an agreement outlining the terms and conditions of Ms. Bouchard's employment for the period from September 3, 2002 to September 2, 2005. Under this agreement, Ms. Bouchard's annual salary is established at C$325,000 and Ms. Bouchard was granted, effective August 16, 2002, options to purchase 275,000 Common Shares at an exercise price based on the weighted average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. Ms. Bouchard is also entitled, on each of the first and second anniversary date of the beginning of her employment with the Corporation, to receive additional options to purchase 100,000 Common Shares. Consequently, Ms. Bouchard was granted, effective September 10, 2003, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. Ms. Bouchard was also granted, effective December 9, 2004, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. The agreement includes specific provisions regarding Ms. Bouchard's non-solicitation and non-competition obligations, as well as the protection of the Corporation's interests, such as intellectual property and confidential information. Ms. Bouchard's employment agreement provides for an annual cash bonus based on the achievement of business goals and overall Corporation performance. This agreement also sets out Ms. Bouchard's entitlement under the Corporation's incentive program and other customary perquisites.

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

On May 15, 2005, Ms. Bouchard's employment agreement was renewed for another 2 years following the initial 3-year term of the agreement, that is until September 3, 2007, upon the following terms and conditions: Ms. Bouchard's annual salary will remain at $325,000 and she will also remain eligible to an annual cash bonus based on the achievement of business goals and overall Corporation performance. All other terms and conditions of the Executive Employment Agreement entered into between Ms. Bouchard and the Corporation on August 16, 2002 will remain in effect unamended.

On January 9, 2004, the Chief Operating Officer, Warren Baker, and the Corporation entered into an executive employment agreement for an initial one-year term commencing on January 12, 2004. This agreement provided for the employment of Mr. Baker at annual base salary originally set at $200,000 and was readjusted on the recommendation of the Corporate

Governance, Human Resources & Compensation Committee of the Board of Directors on December 9, 2004 at $225,000 effective January 9, 2005. This agreement also provided that Mr. Baker was eligible to an annual cash bonus of up to 30 % of its base salary depending on the achievement of business goals and overall Corporation performance. Under the agreement, Mr. Baker was granted, effective January 9, 2004, options to purchase 100,000 Common Shares at an exercise price of $3.00 per Common Shares. The Corporation's Board of Directors at its sole discretion may determine any additional options issued to Mr. Baker. Mr. Baker was granted, effective December 9, 2004, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the TSX of such shares for the thirty trading days preceding the grant date. The agreement included specific provisions regarding Mr. Baker's non-solicitation and non-competition obligations, as well as the protection of the Corporation's interests, such as intellectual property and confidential information. This agreement also set out Mr. Baker's entitlement under the Corporation's incentive program and other customary perquisites.

No notice or further compensation or benefits were required where the Corporation terminated employment for just cause, or the occurrence of Mr. Baker's death, retirement or incapacity, or his voluntary resignation. Upon Mr. Baker's termination of employment or resignation for any reason, the options were to lapse on the date of termination of employment with the Corporation except that they could be exercised for 90 days after the date of termination, to the extent they would have vested on such date. This agreement was set to be automatically renewed for successive and continuing one-year periods, unless Mr. Baker or the Corporation decided to terminate the agreement by providing a notice at least 3 months prior to the expiration of the initial term or the term of any one-year renewal period thereof.

In accordance with the agreement, a notice of non-renewal was given to Mr. Baker as of September 2, 2005 and as of the date of filing of this Annual Report on Form 20-F, Mr. Baker continues to be employed as an executive of the Corporation.

Compensation of Directors

During the year ended December 31, 2005, directors were compensated for their participation on the Corporation's Board of Directors in part in cash and in part in options granted under the Corporation's stock option plan. A total of 20,000 options were granted to each director upon their original appointment to the Board. An additional 10,000 options were granted to the Chairman of the Board upon his original appointment. Each director is entitled to receive 10,000 options per year for their participation on the Corporation's Board of Directors. Consequently, during the financial year ended December 31, 2005, each director was granted options to purchase 10,000 Common Shares. Other than being compensated in options, directors received a fee for each Board and committee meeting they attended during the year ended December 31, 2005. The Corporation's fee structure for participation on the Board of Directors is as follows: with the exception of the Chairman of the Board who receives a higher annual retainer fee, each director receives an annual retainer fee of C$7,500, as well as a fee of C$1,000 per meeting of the Board attended in person or by phone. The Corporation's fee structure for participation on the committees of the Board of Directors is as follows: with the exception of each committee's president who receives a higher annual retainer fee, each member receives an additional annual retainer fee of C$2,500, as well as a fee of C$1,000 per meeting of any committee attended in person or by phone. Each committee's president receives an annual retainer fee of $5,000. In addition to the fees payable for attending the meeting of the Board and its committees, the Chairman of the Board is paid an annual retainer fee of C$35,000. Directors who are employees or executive officers of the Corporation do not receive any additional compensation for their services as directors of the Corporation. Reasonable expenses incurred by directors in connection with attendance at meetings, including out-of-pocket travel, lodging and related expenses, are also reimbursed. The Corporation has no further arrangements, standard or otherwise, pursuant to which directors were compensated by the Corporation for their services in their capacity as directors during the year ended December 31, 2005.

Attendance Record for Board Meetings

The Board held nine (9) meetings during the financial year ended December 31, 2005, while the Audit & Environment Committee met four (4) times and the Corporate Governance, Human Resources & Compensation Committee met three (3) times during the year. A record of attendance by individual director at meetings of the Board and its Committees is set out below.

                               NUMBER OF MEETINGS ATTENDED
                      ---------------------------------------------
                                 AUDIT &     CORPORATE GOVERNANCE,
                               ENVIRONMENT      HUMAN RESOURCES &
      DIRECTOR         BOARD    COMMITTEE    COMPENSATION COMMITTEE
      --------        ------  ------------   ----------------------
Micheline Bouchard    9 of 9       N/A               N/A
Jacques Courville     9 of 9       N/A             3 of 3
Raymond Cyr           9 of 9     4 of 4            3 of 3
Pierre Dutheil        9 of 9     4 of 4              N/A
George N. Fugelsang   8 of 9       N/A             1 of 1 (1)
Benoit La Salle       9 of 9     4 of 4            3 of 3

(1) Mr. George Fugelsang was nominated to the Corporae Governance, Human Resources & Compensation Committee on May 26, 2005 and attended the only meeting held during the last financial year after that date.

Indebtedness of Directors, Executive Officers and Employees

None of the directors, executive officers or employees of the Company was indebted to the Company during the year ended December 31, 2005.

Insurance and Indemnification of Directors and Officers

The Company maintains a directors' and officers' liability insurance policy for C$10 million to insure directors and officers for losses as a result of claims against any of them in their capacity as directors and officers. The current total annual premium of C$71,908 is paid by the Company. This policy is for a term extending from August 31, 2005 to August 31, 2006. This policy has a corporate deductible of C$100,000, per loss.

Equity Compensation Plan Information

The following table summarizes the compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed fiscal year:

                                           NUMBER OF                                  NUMBER OF COMMON
                                         COMMON SHARES        WEIGHTED AVERAGE        SHARES REMAINING
                                       TO BE ISSUED UPON      EXERCISE PRICE OF     AVAILABLE FOR FUTURE
                                          EXERCISE OF       OUTSTANDING OPTIONS,   ISSUANCE UNDER EQUITY
                                     OUTSTANDING OPTIONS,    WARRANTS AND RIGHTS     COMPENSATION PLANS
                                      WARRANTS AND RIGHTS            C$               (EXCLUDING (A))
       PLAN CATEGORY                          (A)                    (B)                    (C)
       -------------                 --------------------   --------------------   ---------------------
EQUITY COMPENSATION PLANS
   APPROVED BY SECURITYHOLDERS (1)         6,507,296                2.13                 1,379,167

EQUITY COMPENSATION PLANS
   NOT APPROVED BY SECURITYHOLDERS               N/A                 N/A                       N/A

TOTAL                                      6,507,296                2.13                 1,379,167

(1)  See "Stock Option Plan" below for further information.

Stock Option Plan

As the cornerstone of its long-term compensation strategy for retaining the services of key people, the Company has instituted a stock option plan which provides for the issuance of options to purchase Common Shares. The Stock Option Plan (the "Plan") was approved by its shareholders on June 14, 1996. It was amended and restated prior to the completion of the Corporation's initial public offering of Common Shares on June 29, 2000, as well as on October 23, 2002 and on May 26, 2005. The principal purposes of the current Plan are to promote a proprietary interest in the Corporation among its employees, directors, officers and consultants in order to retain, attract and motivate them, to provide a long term incentive element in overall compensation, and to promote the Corporation's long term profitability. Eligible persons under the Plan, who may be granted options to purchase Common Shares, include any directors, officers, employees and consultants who are motivated towards ensuring the Corporation's success and acquiring shares of the Corporation.

The maximum number of Common Shares of the Corporation which may be reserved for issuance under the current Plan is 4,563,486 Common Shares, being 7.6% of the currently issued and outstanding Common Shares, which includes the Common Shares issuable upon the exercise or conversion of debentures, warrants or similar securities other than options. As of December 31, 2005, the total number of Common Shares (a) issued on the exercise of options granted under the Plan, and (b) issuable under outstanding options granted under the Plan, and the respective percentages of the Corporation's issued and outstanding Common Shares represented by such shares, were as follows:

                                             Percentage of
                                              Issued and
                                              Outstanding
       Stock Option Plan           Number    Common Shares
       -----------------         ---------   -------------
Number of Common Shares issued
on the exercise of options
granted under the Plan........     699,840        1.2

Number of Common Shares
issuable under outstanding
options granted under the Plan   1,659,957        2.8
Total.........................   2,359,797        4.0

Accordingly, 1,379,167 Common Shares remain issuable pursuant to options that may be granted under the Plan.

The Plan contains the following provisions:

     a) options to purchase Common Shares may be granted to employees, directors, officers or consultants of the Corporation, as determined by the Corporation's Board of Directors or the Corporate Governance, Human Resources & Compensation Committee;

     b) the aggregate number of Common Shares authorized for issuance to insiders under the Plan (whether pursuant to options issued under the Plan or otherwise) may not exceed 10% of the Common Shares outstanding from time to time (on a non-diluted basis but including Common Share which are issuable upon the exercise or conversion of outstanding securities of the Corporation other than options);

     c) the aggregate number of Common Shares authorized for issuance to any one person under the Plan (whether pursuant to options issued under the Plan or otherwise) may not exceed 5% of the Common Shares outstanding from time to time (on a non-diluted basis but including Common Share which are issuable upon the exercise or conversion of outstanding securities of the Corporation other than options);

     d) the exercise price of options granted is determined by the Board of Directors of the Corporation, but shall not be less than the latest closing price of the Common Shares on the TSX;

     e) each option, unless sooner terminated pursuant to the provisions of the Plan, will expire ten years from the date of issuance unless the Board of Directors or the Corporate Governance, Human Resources & Compensation Committee determines otherwise at the time the option is granted;

     f) each option will vest in three equal annual instalments commencing on the first anniversary of its grant or pursuant to any other vesting schedule established by the Board of Directors or the Corporate Governance, Human Resources & Compensation Committee, the whole subject to a vesting and expiry acceleration provision in the event of the sale of the Corporation;

     g) options will lapse upon termination of employment (or the end of the business relationship) with the Corporation except that they may be exercised for 90 days after termination (other than termination for serious reason) or the end of the business relationship other than due to death or disability, to the extent they will have vested on such date;

     h)   options are non-assignable except to (i) the spouse of an optinee,
          (ii) a minor child of an optionee, (iii) a minor grandchild of an optionee, (iv) a corporation controlled by an optionee, and whose other shareholders consist solely of persons described in (i), (ii) or
          (iii), and (v) a family trust, where the Optionee is a trustee and the beneficiaries consist solely of persons described in (i), (ii) or
          (iii), provided that such assignment is approved by either the Corporate Governance, Human Resources & Compensation Committee or the Board of Directors and that no consideration is paid for the assignment;

     i) options are fully exercisable in the case of death or physical or mental disability (in which case the optionee's legal personal representative may exercise the options for up to one year thereafter);

     j) the Board of Directors may amend the terms of the Plan, subject to the receipt of all necessary approvals from the applicable stock exchanges.

The Corporation does not provide any financial assistance to optionees in order the facilitate the purchase of Common Shares pursuant to the exercise of options granted under the Plan. The Plan does not contemplate the transformation of a stock option into a stock appreciation right.

In January 2005, the TSX amended its security-based compensation rules (the "TSX Rules") to permit companies to adopt "evergreen" stock option plans pursuant to which a percentage of the issued and outstanding shares of the company, instead of a fixed maximum number of shares, could be reserved for issuance upon exercise of stock options. The Board of Directors of the Corporation considered this option and determined it was in the best interest of the Corporation to adopt "evergreen" stock option plans as this would give the Board increased flexibility to more closely align the interests of the directors, officers and employees with those of the shareholders of the Corporation and ensure ongoing investment by the directors, officers, employees and consultants in the Corporation. Under the TSX Rules, any "evergreen" stock option plan must first be approved at the time of its adoption and then every three years by the Corporation's directors, unrelated directors and shareholders.

The Board of Directors of the Corporation also determined that it was in the best interest of the Corporation to adopt a separate stock option plan for members of the Board of Directors (the "Director Plan"). The Corporation has developed a separate plan for the Directors, following a request made by one of its institutional shareholder. (By adopting a separate plan for the directors, who are eligible participants under the current plan, the board of directors wishes to increase transparency by specifying a distinct "Evergreen" maximum percentage of the issued and outstanding common shares that can be reserved for issuance to the directors upon exercise of stock options.)

At the Annual and Special Meeting of Shareholders of the Corporation that will be held on May 25, 2006, the shareholders of the Corporation will be asked to consider and, if deemed advisable, adopt a resolution to approve amendments to the Plan and the adoption of a separate stock option plan for members of the Board of Directors.

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

The Corporate Governance, Human Resources & Compensation Committee

The principal mandate of the Corporate Governance, Human Resources & Compensation Committee (the "Corporate Governance Committee") is to determine, develop and monitor the approach to corporate governance issues, including the Company's response to applicable guidelines on corporate governance; to establish procedures for the identification of new nominees to the Board; to develop and implement orientation procedures for new directors; and to assess the effectiveness of the Board and its committees. The Corporate Governance Committee has the responsibility to annually review the composition of the Board and to assess the skills, the personal qualities, the business experience, and the diversity within the Board members. The criteria for the selection of the directors include the experience of the candidates in the clinical and medical field or the information technology sector, as well as the ability to negotiate with large companies and give advice on the marketing and medical devices. The Corporate Governance Committee has also been given the responsibility for succession planning of executive positions and to review and make recommendations to the Board of Directors concerning the President and Chief Executive Officer's performance and compensation and, taking into consideration the President and Chief Executive Officer's recommendations, for reviewing the performance and compensation of those executive officers and senior managers that report directly to the President and Chief Executive Officer. The Corporate Governance Committee also reviews and makes recommendations to the Board of Directors on the adequacy and form of compensation to be paid to directors and ensures that this compensation realistically reflects the responsibilities and risk involved in being an effective director. The Corporate Governance Committee specifically assesses the performance of the President and Chief Executive Officer and determines her compensation based on the attainment of objectives set by the Board of Directors that are consistent with the Company's strategic plan. The Corporate Governance Committee also determines the options to be granted to eligible persons under the stock option plan. The Corporate Governance Committee is composed of four (4) outside directors, all of whom are unrelated.

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

     D. Employees

As of December 31, 2005, the Company employed 64 persons including 43 working in research, development, production, customer support and engineering activities. Of these 64 employees,

24 hold a Ph.D., M.Sc., M.B.A. and/or other Master's degree. The Company maintains affiliations with research centres including MGH and INO.

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

     E. Share ownership

The following table sets forth, as of December 31, 2005, the number of the Company's Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares.

                         COMMON SHARES
                          BENEFICIALLY
                           OWNED (1)
                       -----------------
NAME                    NUMBER   PERCENT
----                   -------   -------
Micheline Bouchard      66,000        *
Jacques Courville        6,000        *
Raymond Cyr             62,500        *
Pierre Dutheil          30,200        *
Benoit La Salle         10,000        *
George N. Fugelsang      2,000        *
Jacques Bedard          61,000        *
Warren G. Baker         14,000        *
Pierre Couture           5,000        *
Sebastien Gignac        27,200        *
Joseph G. Kozikowski    14,000        *
Mario Khayat             6,500        *
                       -------    ----
TOTAL                  304,400    0.71%
                       =======    ====

*    Less than 1%.

The following table sets forth, as of December 31, 2005, the number of options to acquire Common Shares, which were issued to the directors and members of senior management of the Company:

                         SECURITIES UNDER    EXERCISE PRICE (1)
NAME                   OPTIONS GRANTED (#)     (C$ PER SHARE)       EXPIRATION DATE
----                   -------------------   ------------------   ------------------
Micheline Bouchard          275,000                 $1.72           August 15, 2012
                            100,000                 $3.51          September 9, 2013
                            147,713                 $3.23          January 26, 2014
                            100,000                 $1.10          December 8, 2014

Jacques Courville            20,000                 $1.91          February 9, 2013
                              9,167(2)              $2.14            June 20,2014
                             10,000                 $0.68          November 8, 2015

Raymond Cyr                  20,000                 $6.00          February 14, 2009
                             20,000                 $7.50           March 19, 2010
                             20,000                 $2.35          November 13, 2012
                             10,000                 $2.14            June 20, 2014
                             10,000                 $0.68          November 8, 2015

Pierre Dutheil                7,500                 $1.81          February 26, 2013
                             20,000                 $2.14            June 20, 2014
                             10,000                 $0.68          November 8, 2015

Benoit La Salle              20,000                 $1.91          February 9, 2013
                             10,000                 $1.91          February 9, 2013
                              9,167                 $2.14           June 20, 2014
                             10,000                 $0.68          November 8, 2015

George N. Fugelsang          20,000                 $1.28          November 15, 2014
                             10,000                 $0.68          November 8, 2015

Jacques Bedard               30,000                 $1.70           August 20, 2006
                             16,000                 $4.60           August 28, 2007
                             15,000                 $6.00          February 14, 2009
                             30,000                 $7.50           March 19, 2010
                             20,000                 $3.85          December 13, 2011
                             30,000                 $2.39           June 18, 2012
                             57,000                 $3.23          January 26, 2014
                            100,000                 $1.10          December 8, 2014

Warren G. Baker             100,000                 $3.00           January 8, 2014
                            100,000                 $1.10          December 8, 2014

Pierre Couture                8,000                 $3.51          September 9, 2013
                             12,000                 $3.04          January 26, 2014
                             30,000                 $2.14           June 20, 2014
                            100,000                 $1.10          December 8, 2014

Sebastien Gignac             10,000                 $6.00          February 14, 2009
                             18,000                 $7.50           March 19, 2010
                              5,000                 $3.85          December 13, 2011
                             20,000                 $2.39            June 18, 2012
                             34,156                 $3.23          January 26, 2014
                             30,000                 $2.14            June 20, 2014
                            100,000                 $1.10          December 8, 2014

Joseph G. Kozikowski         50,000                 $3.00           January 8, 2014

Mario Khayat                 15,000                 $3.04          January 26, 2014
                             36,000                 $1.10          December 8, 2014
                             50,000                 $0.78         September 28, 2015

(1) The amounts set forth in this column are determined by the Board of Directors based on the closing price of the Common Shares on the trading day immediately preceding the date of grant.

(2) Of these 9,167 options, Mr. Jacques Courville has exercised 6,000 options to acquire Common Shares on May 1, 2004.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. Major shareholders

As of February 28, 2006, there were 42,664,523 issued and outstanding Common Shares. To the knowledge of the Company's directors and executive officers, the following table sets forth the names of the shareholders owning on record or beneficially, directly or indirectly, more than 5% of the Common Shares of the Company as at February 28, 2006, as well as the total amount of voting securities owned by the directors and officers as a group:

                                                          NUMBER OF      PERCENTAGE OF CLASS
IDENTITY OF PERSON OR GROUP             TITLE OF CLASS   SHARES HELD   AS OF FEBRUARY 28, 2006
---------------------------             --------------   -----------   -----------------------
Capital Technologies CDPQ Inc.              Common        2,678,572             6.28%
(formerly Sofinov, Societe Financiere
d'Innovation Inc.)

General Electric Company                    Common        2,586,392             6.06%

Oppenheimer Funds, Inc.                     Common        4,595,652            10.80%
(through Oppenheimer International
Growth Fund, Massmutual
International Equity Fund and another
related fund)

Directors and Officers as a group           Common          304,400             0.71%

To the knowledge of the Company's directors and executive officers, the Company is not directly or indirectly owned or controlled by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of February 28, 2005, 6,423,097 Common Shares of the Company were held by 19 registered holders with United States addresses, representing 15.06% of our outstanding Common Shares.

     B. Related party transactions

In the normal course of business, the Company carried out the following transactions with certain directors, officers and companies related to these directors and officers:

                                                               Eight-month
                        Year ended          Year ended         period ended       Year ended
                    December 31, 2005   December 31, 2005   December 31, 2003   April 30, 2003
                    -----------------   -----------------   -----------------   --------------
Professional fees       $2,340,026          $1,952,581             $--              $58,046
                        ==========          ==========             ===              =======

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

(I)  ANNUAL HIGH AND LOW MARKET PRICES FOR THE LAST FISCAL PERIOD:

                                  COMMON SHARES (IN C$)
                                  ---------------------
                                       HIGH    LOW
                                      -----   -----
                                          (TSX)
FISCAL PERIOD
2005 (From January 1st, 2005 to
   December 31, 2005)                 $1.28   $0.46
                                      -----   -----

(II) HIGH AND LOW MARKET PRICES FOR EACH FULL FINANCIAL QUARTER FOR THE MOST RECENT FISCAL PERIOD:

                             COMMON SHARES (IN C$)
                             ---------------------
                                  HIGH    LOW
                                 -----   -----
                                     (TSX)
2005
First Quarter
(From January 1st, 2005 to
   March 31, 2005)               $1.28   $0.91
Second Quarter
(Ended June 30, 2005)            $1.00   $0.88
Third Quarter
(Ended September 30, 2005)       $0.95   $0.70
Fourth Quarter
(Ended December 31, 2005)        $0.74   $0.46

(III) HIGH AND LOW MARKET PRICES EACH MONTH FOR THE MOST RECENT SIX MONTHS:

                 COMMON SHARES (IN C$)
                 ---------------------
                      HIGH    LOW
                     -----   -----
                         (TSX)
MONTH
September 2005       $0.82   $0.70
October 2005         $0.74   $0.62
November 2005        $0.72   $0.52
December 2005        $0.64   $0.46
January 2006         $0.70   $0.60
February 2006        $0.90   $0.60

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

     The Company's principal executive officer and its principal financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, such principal executive officer and principal financial officer concluded that, the Company's disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believes that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

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

ITEM 16B. CODE OF ETHICS

The Company has not adopted a Code of Ethics for its principal executive and financial officers, because the laws of Canada -the Company's home country- do not require it to adopt one.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee establishes the independent auditors' compensation, determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act. For the years ended December 31, 2005 and 2004 and for the eight-month period ended December 31, 2003, the aggregate fees billed by Raymond Chabot Grant Thornton, LLP, are as follows:

                        DEC. 31, 2005   DEC. 31, 2004   DEC. 31, 2003
                            (US $)          (US $)          (US $)
                        -------------   -------------   -------------
Audit Fees(1)              $54,632         $ 37,939        $43,944
Audit-related Fees(2)       25,933            6,989            Nil
Tax Fees(3)                  3,987           11,634            Nil
All Other Fees(4)                0           60,076            Nil
                           -------         --------        -------
Total                      $84,552         $116,638        $43,944

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2005, no purchase of equity securities were made by or on behalf of the issuer or any "affiliated purchaser", as defined in subparagraph (a)(3)(i) of the Rule 10b-18 under the Exchange Act.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17. Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Our financial statements are stated in U.S. dollars and are prepared in accordance with Canadian GAAP. See note 22 to the financial statements for a reconciliation to U.S. GAAP.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

     A.   Financial Statements

Auditors' Report for the years ended December 31, 2005 and December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003.

Balance Sheets as at December 31, 2005 and December 31, 2004

Statement of Operations and Deficit for the years ended December 31, 2005 and December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003.

Statement of Cash Flows for the years ended December 31, 2005 and December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003.

Notes to Financial Statements.

     B.   Exhibits

              Incorporate
Exhibit No.    By Ref. To    Description of Exhibit
-----------   -----------   -----------------------
     1.1       1.1+         Certificate of Incorporation of the Company, as
                            amended.
     1.2       1.2+         By-laws of the Company.
     1.3       1.3+         English version of Amendment to Certificate of
                            Incorporation (for the Recapitalization).
     3.1       3.1+         Shareholders Agreements.
     4.1       3.2+         Agreements with National Optics Institute.
     4.2       3.3+         Quebec Real Property Lease.
     4.3       3.4+         Patent Portfolio License (+)
     4.4       3.5++        Asset Purchase Agreement
     4.5       [3.5+++]     SoftScan(R) Commercial Alliance Agreement (+)
     4.6       [3.5++++]    eXplore Optix(TM) Distribution Agreement (+)
    12.1                    CEO Certification pursuant to Rule 13A-14(a)
    12.2                    CFO Certification pursuant to Rule 13A-14(a)
    13.1                    CEO Certification pursuant to Section 1350
    13.2                    CFO Certification pursuant to Section 1350

----------
+ Filed with the Company's Registration Statement on Form 20 and incorporated by reference.

(+) Pursuant to a Confidential Treatment Application filed with the SEC, certain confidential information has been redacted from this document and filed separately with the SEC.

++ Filed with the Company's Annual Report on Form 20-F for the year ended April 30, 2002 and incorporated by reference.

+++ Filed with the Company's Annual Report on Form 20-F for the year ended April 30, 2003 and incorporated by reference.

++++ Filed with the Company's Annual Report on Form 20-F for the eight-month period ended December 31, 2003 and incorporated by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        ART ADVANCED RESEARCH
                                        TECHNOLOGIES INC.


Date: March 31, 2006                    By: (s) Micheline Bouchard
                                            ------------------------------------
                                            Micheline Bouchard
                                            President and Chief Executive
                                            Officer

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