Form 20-F/A
ART ADVANCED RESEARCH TECHNOLOGIES INC
filed 2006-05-05
CIK 1094026

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ANNUAL REPORT ON FORM 20-F/A
                                  Annual Report

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

EXPLANATORY NOTE

     This Amendment No. 1 on form 20F/A to our Form 20F for the fiscal year ended December 31, 2005 (the "Annual Report") is being filed to add the full version of our consolidated financial statements (which were only incorporated by references).

     Except as described above, this Form 20-F/A does not include any other revisions to the Annual Report and, accordingly, does not include any other updated information about changes in events, estimates or other developments subsequent to April 5, 2006, the date of the original filing of the Annual Report.

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

Auditors' Report

To the Shareholders of ART Advanced Research Technologies Inc.

We have audited the balance sheets of ART Advanced Research Technologies Inc. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended December 31, 2005 and 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.


(Raymond Chabot Grand Thornton LLP)

Chartered Accountants

Montreal, Canada
February 10, 2006

                                                      2005 | ANNUAL REPORT | ART

Comments by Auditors on
Canada-United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 10, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors report when the change is properly accounted for and adequately disclosed in the financial statements.


(Raymond Chabot Grand Thornton LLP)
Chartered Accountants

Montreal, Canada
February 10, 2006

ART | ANNUAL REPORT | 2005

Balance Sheets
(In U.S. dollars)

                                                                           December 31,   December 31,
                                                                               2005           2004
                                                                           ------------   ------------
ASSETS
Current assets
   Cash                                                                    $  4,858,085   $    631,164
   Term deposit, 2% (1.45% in 2004), maturing in April 2006                     257,954        249,584
   Commercial paper, 4.27% (2.24% to 2.51% in 2004), maturing April 2006      4,000,496     10,950,403
   Accounts receivable (Note 4)                                               1,102,124        883,604
   Investment tax credits receivable                                            691,273        815,760
   Inventories (Note 5)                                                       1,226,812      1,014,551
   Prepaid expenses                                                             399,567        144,882
                                                                           ------------   ------------
                                                                             12,536,311     14,689,948
Property and equipment (Note 6)                                                 554,929        547,406
Patents (Note 3)                                                              1,529,092      1,527,533
Deferred costs (Note 7)                                                         611,877             --
                                                                           ------------   ------------
                                                                           $ 15,232,209   $ 16,764,887
                                                                           ============   ============

LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities (Note 9)                       $  2,052,381   $  2,155,073
   Deferred grant                                                                89,872             --
   Current portion of convertible debentures (Note 10)                        2,054,600             --
                                                                           ------------   ------------
                                                                              4,196,853      2,155,073
Convertible debentures (Note 10)                                              1,666,543             --
                                                                           ------------   ------------
                                                                              5,863,396      2,155,073

SHAREHOLDERS' EQUITY
Share capital and share purchase warrants (Note 11)                          87,131,724     80,696,107
Equity component of convertible debentures (Note 10)                          1,510,467             --
Contributed surplus (Notes 11 e) and 12)                                        721,051        474,698
Deficit                                                                     (82,033,557)   (68,122,241)
Cumulative translation adjustment                                             2,039,128      1,561,250
                                                                           ------------   ------------
                                                                              9,368,813     14,609,814
                                                                           ------------   ------------
                                                                           $ 15,232,209   $ 16,764,887
                                                                           ============   ============

Commitments and contingency (Notes 18 and 19)

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,


/s/ Benoit La Salle                     /s/ Raymond Cyr
-------------------------------------   ----------------------------------------
Director                                Director

                                                      2005 | ANNUAL REPORT | ART

Operations and Deficit
(In U.S. dollars)

                                                                                             Eight-month    Year ended
                                                               Year ended     Year ended    period ended    April 30,
                                                              December 31,   December 31,   December 31,       2003
                                                                  2005           2004           2003        (Note 13)
                                                              ------------   ------------   ------------   -----------
Sales
   Product                                                    $ 3,626,100    $ 1,935,000    $   681,875    $        --
   Maintenance                                                    499,450             --             --             --
                                                              -----------    -----------    -----------    -----------
                                                                4,125,550      1,935,000        681,875             --

Cost of sales
   Product                                                      2,379,802        915,087        377,744             --
   Maintenance                                                    409,783             --             --             --
                                                              -----------    -----------    -----------    -----------
                                                                2,789,585        915,087        377,744             --
                                                              -----------    -----------    -----------    -----------
Gross margin                                                    1,335,965      1,019,913        304,131             --
                                                              -----------    -----------    -----------    -----------
Operating expenses
   Research and development (Note 15)                           9,154,960      7,511,485      3,491,641      5,734,470
   Selling, general and administrative                          3,918,236      3,474,446      2,239,324      2,885,065
   Amortization                                                   285,806        249,627        136,643        138,173
                                                              -----------    -----------    -----------    -----------
                                                               13,359,002     11,235,558      5,867,608      8,757,708
                                                              -----------    -----------    -----------    -----------
Operating loss                                                 12,023,037     10,215,645      5,563,477      8,757,708
Interest expense on convertible debentures                        884,191             --             --             --
Interest income                                                  (241,708)      (300,221)       (63,384)       (99,281)
Foreign exchange loss                                             463,664         13,179        331,932        219,065
Other expenses (Note 11 c))                                            --             --             --      1,467,621
                                                              -----------    -----------    -----------    -----------
Loss from continuing operations before income taxes            13,129,184      9,928,603      5,832,025     10,345,113
Current income taxes recovered (Note 16)                               --             --             --     (1,318,668)
                                                              -----------    -----------    -----------    -----------
Loss from continuing operations                                13,129,184      9,928,603      5,832,025      9,026,445
Profit from discontinued operations (Note 13)                          --             --             --     (2,479,841)
                                                              -----------    -----------    -----------    -----------
Net loss                                                       13,129,184      9,928,603      5,832,025      6,546,604
Deficit, beginning of period                                   68,122,241     56,753,062     49,561,034     42,309,220
Share and share purchase warrant issue expenses                   782,132      1,440,576      1,360,003        705,210
                                                              -----------    -----------    -----------    -----------
Deficit, end of period                                        $82,033,557    $68,122,241    $56,753,062    $49,561,034
                                                              ===========    ===========    ===========    ===========
Basic and diluted loss per share from continuing operations   $      0.31    $      0.24    $      0.20    $      0.38
                                                              ===========    ===========    ===========    ===========
Basic and diluted earnings per share
   from discontinued operations                               $        --    $        --    $        --    $     (0.10)
                                                              ===========    ===========    ===========    ===========
Basic and diluted net loss per share (Note 3)                 $      0.31    $      0.24    $      0.20    $      0.28
                                                              ===========    ===========    ===========    ===========
Basic and diluted weighted average number
   of common shares outstanding                                42,664,523     41,220,856     29,456,248     23,493,351
                                                              ===========    ===========    ===========    ===========

The accompanying notes are an integral part of the financial statements.

ART | ANNUAL REPORT | 2005

Cash Flows
(In U.S. dollars)

                                                                                                  Eight-month        Year ended
                                                           Year ended          Year ended         period ended     April 30, 2003
                                                       December 31, 2005   December 31, 2004   December 31, 2003      (Note 13)
                                                       -----------------   -----------------   -----------------   --------------
OPERATING ACTIVITIES
Net loss                                                 $(13,129,184)        $(9,928,603)        $(5,832,025)      $ (6,546,604)
Items not affecting cash
   Amortization                                               285,806             249,627             136,643            138,173
   Stock-based compensation (Note 12)                         246,353             142,516              18,206                 --
   Interest on convertible debentures                         683,768                  --                  --                 --
   Other expenses (Note 11 c))                                     --                  --                  --            717,621
Net changes in working capital items
   Accounts receivable                                       (174,513)            (18,427)           (635,388)            61,298
   Investment tax credits receivable                          140,658             382,500            (150,125)          (563,018)
   Inventories                                               (140,746)           (584,827)           (321,780)                --
   Prepaid expenses                                          (239,182)             26,492              79,717           (175,242)
   Accounts payable and accrued liabilities                  (171,772)            (74,535)            269,149            164,623
   Deferred grant                                              86,528                  --                  --                 --
                                                         ------------         -----------         -----------       ------------
Cash flows from continuing operating activities           (12,412,284)         (9,805,257)         (6,435,603)        (6,203,149)
Cash flows from discontinued activities                            --                  --                  --         (4,330,520)
                                                         ------------         -----------         -----------       ------------
Cash flows from operating activities                      (12,412,284)         (9,805,257)         (6,435,603)       (10,533,669)
                                                         ------------         -----------         -----------       ------------
INVESTING ACTIVITIES
Short-term investments                                      5,784,836          (4,402,764)           (919,619)        (1,130,730)
Property and equipment                                       (222,189)           (234,972)           (166,078)           (53,408)
Other assets                                                   (5,339)           (123,772)            500,017           (647,768)
Deferred costs                                               (361,557)                 --                  --                 --
                                                         ------------         -----------         -----------       ------------
Cash flows from continuing investing activities             5,195,751          (4,761,508)           (585,680)        (1,831,906)
Cash flows from discontinued activities (Note 13)                  --                  --                  --          5,500,000
                                                         ------------         -----------         -----------       ------------
Cash flows from investing activities                        5,195,751          (4,761,508)           (585,680)         3,668,094
                                                         ------------         -----------         -----------       ------------
FINANCING ACTIVITIES
Issue of senior convertible debentures                      5,000,000                  --                  --                 --
Issue of convertible preferred shares                       5,900,000                  --                  --                 --
Common shares and share purchase warrants                          --          12,888,327          11,605,148          7,502,855
Equity and debt issue expenses                               (924,041)         (1,440,576)         (1,360,003)          (705,210)
                                                         ------------         -----------         -----------       ------------
Cash Flows from financing activities                        9,975,959          11,447,751          10,245,145          6,797,645
Effect of foreign currency translation adjustments            466,645             551,957             146,261            200,666
                                                         ------------         -----------         -----------       ------------
                                                           10,442,604          11,999,708          10,391,406          6,998,311
                                                         ------------         -----------         -----------       ------------
Net increase (decrease) in cash and cash equivalents        3,226,071          (2,567,057)          3,370,123            132,736
Cash and cash equivalents, beginning of period              1,633,071           4,200,128             830,005            697,269
                                                         ------------         -----------         -----------       ------------
Cash and cash equivalents, end of period                 $  4,859,142         $ 1,633,071         $ 4,200,128       $    830,005
                                                         ============         ===========         ===========       ============
CASH AND CASH EQUIVALENTS
Cash                                                     $  4,858,085         $   631,164         $ 4,200,128       $    830,005
Commercial paper                                                1,057           1,001,907                  --                 --
                                                         ------------         -----------         -----------       ------------
                                                         $  4,859,142         $ 1,633,071         $ 4,200,128       $    830,005
                                                         ============         ===========         ===========       ============
Supplemental disclosure of cash flow information
Interest paid                                            $    (88,986)        $        --         $        --       $       (393)
Interest received                                             225,135             246,680              47,753             90,366
                                                         ============         ===========         ===========       ============

The accompanying notes are an integral part of the financial statements.

                                                      2005 | ANNUAL REPORT | ART

Notes to Financial Statements
(In U.S. dollars)

Note 1. Governing statutes, nature of operations and change in fiscal year-end

ART Advanced Research Technologies Inc. (the "Company"), incorporated under the Canada Business Corporations Act, is involved in the research, design, development and marketing of optical molecular imaging systems for the medical and pharmaceutical sectors. The Company's shares have been listed on the Toronto Stock Exchange since June 29, 2000.

     The Company evolved from a primarily technology-driven company with its two main products, eXplore Optix and SoftScan, to a market-focused organization. The Company currently sells eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with General Electric Company ("GE"). SoftScan, its time-domain optical breast imaging device, is currently undergoing clinical trials.

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

Note 2. Changes in accounting policies

On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines in particular the recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair-value-based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. From May 1, 2002 to April 30, 2003, the Company has adopted the latter alternative treatment.

     In September 2003, the transitional provisions of CICA Handbook Section 3870 were revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair-value-based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair-value-based method of accounting for fiscal years beginning January 1, 2004. During the eight-month period ended December 31, 2003, effective as of the beginning of the period, the Company chose to record an expense for the stock options granted to employees using the fair value method. The effect of the adoption of the recommendations has resulted in a charge of $18,206 in the statement of operations and deficit for the eight-month period ended December 31, 2003.

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

Note 3. Accounting policies

The financial statements are expressed in United States of America dollars (U.S. dollars) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. The principal differences between Canadian and U.S. GAAP are described in Note 22.

Use of estimates

These financial statements have been prepared in accordance with Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

Principles of consolidation

The financial statements include the accounts of the Company and its wholly owned subsidiaries, SAMI System Inc., formerly known as ISIS Infrared Screening Inspection Solutions Inc., and ART Aerospace Research U.S. Inc. These companies are inactive, therefore, there are no significant intercompany accounts or transactions to eliminate.

ART | ANNUAL REPORT | 2005

Notes to Financial Statements
(In U.S. dollars)

Note 3. Accounting policies (continued)

Revenue recognition

Revenue from sales of the Company's products is recorded when there is persuasive evidence of an arrangement, goods have been delivered to the customer, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered reasonably assured. A warranty provision is recorded at the time revenue is recognized, based on estimated customer returns and allowances.

Accounts receivable

Accounts receivable are stated at amounts due from customers, based on agreed-upon payment terms, net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed-upon payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventories

Finished goods and work in process are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

     Cost is determined by the first in, first out method.

Amortization

Property and equipment are recorded at cost and are amortized over their estimated useful lives on a straight-line basis over the following periods:

Computer equipment                      3 years
Office furniture, tools and equipment   3 to 5 years
Leasehold improvements                  Term of lease

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

                                     December 31, 2005   December 31, 2004
                                     -----------------   -----------------
Gross carrying value                     $1,658,256          $1,598,926
Accumulated amortization                    129,164              71,393
                                         ----------          ----------
Net carrying value                       $1,529,092          $1,527,533
                                         ==========          ==========
Patents acquired during the period       $    5,712          $  150,588
                                         ==========          ==========

Research and development expenses

Research expenses are charged against income in the year in which they are incurred. Development expenses, including the costs of preparing prototypes, are charged against income in the year in which they are incurred, unless the criteria for capitalization under Canadian GAAP are met. The Company has deferred $423,416 of development costs to date (Note 7). Amortization of development costs will begin with commercial production of the related product or application.

     Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses or capitalized development costs in the year in which the expenses are incurred.

Issue expenses

Share and share purchase warrant issue expenses are accounted for as an increase to the deficit. Expenses incurred to issue debt are deferred and amortized using the effective interest rate method.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the accounting bases and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance against any future tax asset if, according to management, it is more likely than not that the asset will not be realized.

                                                      2005 | ANNUAL REPORT | ART

Notes to Financial Statements
(In U.S. dollars)

Note 3. Accounting policies (continued)

Cash and cash equivalents

The Company presents cash and highly liquid investments having a term of three months or less from the acquisition date with cash and cash equivalents.

     Cash equivalents are carried at cost, which approximates fair value.

Reporting currency and translation of foreign currencies

The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. The Company's financial statements have been translated from the currency of measurement, the Canadian dollar, into the reporting currency using the current rate method. All cumulative translation gains or losses have been included as a separate component of shareholders equity.

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

Basic and diluted net loss per common share and information pertaining to number of shares

The Company uses the treasury stock method to determine the dilutive effect of share purchase warrants and stock options and the if converted method to determine the dilutive effect of the conversion feature of the preferred shares and the convertible debentures. Per share amounts have been computed based on the weighted average number of common shares outstanding for all years or periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures. For all of the years or periods presented, the effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

     Stock options and share purchase warrants for the purchase of 6,507,296, 4,666,796, 4,645,022 and 3,946,437 common shares were outstanding at December 31, 2005, December 31, 2004, December 31, 2003, and April 30, 2003,
respectively, but were not included in the calculation of the diluted loss per share.

Note 4. Accounts receivable

                                                                December 31, 2005   December 31, 2004
                                                                -----------------   -----------------
Trade accounts, net of allowance for doubtful accounts of nil      $1,042,077            $647,583
Sales tax receivable                                                   34,469             134,949
Interest and other receivables                                         25,578             101,072
                                                                   ----------            --------
                                                                   $1,102,124            $883,604
                                                                   ==========            ========

Accounts receivable from one customer, who is a distributor of the eXplore Optix product, represent 100% of the Company's trade accounts receivable (100% in 2004). 100% of the Company's sales in 2005 and 2004 (82.4% in 2003) were made to this same customer.

Note 5. Inventories

                  December 31, 2005   December 31, 2004
                  -----------------   -----------------
Raw materials         $  792,594          $  475,549
Work in process          157,812             178,765
Finished goods           276,406             360,237
                      ----------          ----------
                      $1,226,812          $1,014,551
                      ==========          ==========

ART | ANNUAL REPORT | 2005

Notes to Financial Statements
(In U.S. dollars)

Note 6. Property and equipment

                                   December 31, 2005
                         ------------------------------------
                                      Accumulated
                            Cost      amortization      Net
                         ----------   ------------   --------
Computer equipment       $1,067,100    $  935,753    $131,347
Office furniture            245,444       240,855       4,589
Tools and equipment         511,005       320,237     190,768
Leasehold improvements      432,152       203,927     228,225
                         ----------    ----------    --------
                         $2,255,701    $1,700,772    $554,929
                         ==========    ==========    ========

                                   December 31, 2004
                         ------------------------------------
                                      Accumulated
                            Cost      amortization      Net
                         ----------   ------------   --------
Computer equipment       $1,002,742    $  801,896    $200,846
Office furniture            236,369       224,660      11,709
Tools and equipment         291,845       221,541      70,304
Leasehold improvements      424,814       160,267     264,547
                         ----------    ----------    --------
                         $1,955,770    $1,408,364    $547,406
                         ==========    ==========    ========

Note 7. Deferred costs

                                           December 31, 2005   December 31, 2004
                                           -----------------   -----------------
Deferred development costs                    $423,146 a)             $--
Deferred financing costs                       281,467 b)              --
Amortization of deferred financing costs       (92,736)                --
                                              --------                ---
                                              $611,877                $--
                                              ========                ===

a) Deferred development costs include costs related to the development of eXplore Optix.

b) The deferred financing costs relate to the liability component of the $5 million private placement of senior secured convertible debentures (Note
     10).

Note 8. Credit facilities

Following the closing of the $5 million private placement of senior secured convertible debentures in July 2005, the Company terminated its credit facility of C$1,000,000 to cover fluctuations in cash, as well as its C$1,300,000 facility to finance investment tax credits. As a result, as at December 31, 2005, the Company had no available credit facility.

Note 9. Accounts payable and accrued liabilities

                   December 31, 2005   December 31, 2004
                   -----------------   -----------------
Trade accounts         $1,223,812          $  919,658
Employee-related
   Salaries               628,779             560,918
   Bonus                       --             540,578
Other                     199,790             133,919
                       ----------          ----------
                       $2,052,381          $2,155,073
                       ==========          ==========

                                                      2005 | ANNUAL REPORT | ART

Notes to Financial Statements
(In U.S. dollars)

Note 10. Convertible debentures

In July 2005, the Company closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures are secured by a perfected security interest and hypothec on all assets of the Company. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor's option at any time into common shares at a fixed conversion price of C$0.99 per share.

     The agreement provides that, at the Company's option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% discount to market. In addition, if after November 28, 2006, the trading price of the Company's stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to C$2.23 per share), the Company may require the investors to convert the debentures into common shares at the fixed conversion price of C$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006. The debentures also have certain customary covenants regarding, among other things, the debt that the Company may incur. In an event of default under the debentures, the Company may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium.

     Also, the Company issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of C$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of C$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors shall have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million; and for a period of twelve (12) months following shareholder approval the investors shall have the option of purchasing additional senior convertible debentures for a total investment of US$500,000. These options had not been exercised as at December 31, 2005. The agreement also provides that the Company may force this additional investment to be made if the Company's stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to C$1.49 per share). The Company has to comply with certain restrictive clauses which were all met at December 31, 2005.

     For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder's conversion option and the warrants. The liability component's carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants have been valued at $360,228. Interest expense on the liability component is charged to operations, based on the effective interest rate of 38%. The above values were determined by using a combination of the Black-Scholes model (for the conversion option and the warrants) and a discounted cash flow (for the liability component) of future capital and interest payments until their maturity dates, at a discount rate which represented the borrowing rate available to the Company for similar debentures having no conversion rights. The valuation assumptions are listed below:

Future cash flow discount rate: 25%

                                            Conversion option   Warrants
                                            -----------------   --------
Expected life:                                  2.5 years       5 years
Expected volatility:                                   70%           70%
Weighted average risk-free interest rate:            3.13%         3.33%
Dividend rate:                                          0%            0%

Also, in conjunction with the transaction, the Company issued to an agent share purchase warrants to purchase 308,372 common shares at an exercise price of C$1.21 per share. The Company evaluated the fair value of the share purchase warrants at $89,428 using the Black-Scholes model. The valuation assumptions are listed below:

     -    Expected life: 3 years

     -    Expected volatility: 70%

     -    Weighted average risk-free interest rate: 3.13%

     -    Dividend rate: 0%

The Company shall reimburse the debentures over eight consecutive quarters with equal payments of $625,000 ending on January 28, 2008.

Instalments on the convertible debentures are as follows:

                                             2006         2007
                                          ----------   ----------
Obligation under convertible debentures   $2,500,000   $2,500,000

ART | ANNUAL REPORT | 2005

Notes to Financial Statements
(In U.S. dollars)

Note 11. Share capital and share purchase warrants

Authorized

Unlimited number of shares without par value

     Common shares

     Preferred shares, issuable in series, having such attributes as the Board of Directors may determine

The following table presents the changes in the number of outstanding common shares in the last four periods:

                              December 31, 2005       December 31, 2004          December 31, 2003           April 30, 2003
                                Common shares           Common shares              Common shares              Common shares
                           ----------------------  ----------------------     ----------------------     ----------------------
                             Number     Value ($)    Number     Value ($)      Number      Value ($)       Number     Value ($)
                           ----------  ----------  ----------  ----------     ----------  ----------     ----------  ----------
Issued and fully paid
Balance, beginning
   of period               42,664,523  78,678,625  34,238,523  65,955,938     26,673,341  55,487,915     20,523,591  47,985,060
Issue of shares for cash           --          --   8,420,000  12,714,401 a)   7,564,782  10,467,294 b)   6,142,680   7,500,000 c)
Issue of shares for cash
   following the exercise
   of stock options                --          --       6,000       8,286            400         729          7,070       2,855
                           ----------  ----------  ----------  ----------     ----------  ----------     ----------  ----------
Balance, end of period     42,664,523  78,678,625  42,664,523  78,678,625     34,238,523  65,955,938     26,673,341  55,487,915
                           ==========  ==========  ==========  ==========     ==========  ==========     ==========  ==========

The following table presents the changes in the number of outstanding preferred shares in the last four periods:

                            December 31, 2005       December 31, 2004  December 31, 2003    April 30, 2003
                            Preferred shares        Preferred  shares   Preferred shares   Preferred shares
                          --------------------     ------------------  -----------------  -----------------
                            Number   Value ($)     Number   Value ($)  Number  Value ($)  Number  Value ($)
                          ---------  ---------     ------  ----------  ------  ---------  ------  ---------
Issued and fully paid
Balance, beginning
   of period                     --         --        --        --        --       --        --       --
Issue of shares for cash  6,341,982  5,900,000 d)     --        --        --       --        --       --
                          ---------  ---------       ---       ---       ---      ---       ---      ---
Balance, end of period    6,341,982  5,900,000        --        --        --       --        --       --
                          =========  =========       ===       ===       ===      ===       ===      ===

                                                      2005 | ANNUAL REPORT | ART

Notes to Financial Statements
(In U.S. Dollars)

Note 11. Share capital and share purchase warrants (continued)

The following tables present the changes in the number of share purchase warrants outstanding in the last four periods:

                                                        December 31, 2005
                                   ----------------------------------------------------------
                                                                             Weighted Average
                                     Number    Value ($)                    Exercise Price C$
                                   ---------   ---------                    -----------------
Balance, beginning of period       2,194,422   2,017,482                           2.28
Issue of share purchase warrants   1,828,395     535,617 Notes 10 and 11 d)        1.19
                                   ---------   ---------                           ----
Balance, end of period             4,022,817   2,553,099                           1.78
                                   =========   =========                           ====

                                                  December 31, 2004
                                    --------------------------------------------
                                                                Weighted average
                                      Number     Value ($)     exercise price c$
                                    ----------   ---------     -----------------
Balance, beginning of period         3,208,422   1,914,746            4.84
Issue of share purchase warrants       546,000     162,736 a)         2.15
Expiry of share purchase warrants   (1,560,000)    (60,000) e)        7.50
                                    ----------   ---------            ----
Balance, end of period               2,194,422   2,017,482            2.28
                                    ==========   =========            ====

                                                December 31, 2003
                                   ------------------------------------------
                                                             Weighted average
                                     Number    Value ($)    exercise price c$
                                   ---------   ---------    -----------------
Balance, beginning of period       2,465,237     777,621           5.66
Issue of share purchase warrants     743,185   1,137,125 b)        2.11
                                   ---------   ---------           ----
Balance, end of period             3,208,422   1,914,746           4.84
                                   =========   =========           ====

                                                 April 30, 2003
                                   -----------------------------------------
                                                            Weighted average
                                     Number    Value ($)   exercise price c$
                                   ---------   ---------   -----------------
Balance, beginning of period       1,560,000    60,000            7.50
Issue of share purchase warrants     905,237   717,621 c)         2.50
                                   ---------   -------            ----
Balance, end of period             2,465,237   777,621            5.66
                                   =========   =======            ====

a) In March 2004, the Company issued 8,420,000 common shares through a public offering for gross cash proceeds of $12,714,401. Commission and other transaction costs amounting to $1,440,576 were incurred and included in the deficit.

          In December 2004, the Company issued to an agent 546,000 share purchase warrants at an exercise price of C$2.15 By way of private placement, and received, in consideration, aggregate proceeds of $241,904. This private placement of share purchase warrants was coincident with, and set as a condition for, the payment of a sum of $241,904 to the agent in consideration for the settlement of all claims and disputes between the agent and the company. With respect to the share purchase warrants issue, 50% of the share purchase warrants are exercisable immediately and the balance beginning December 2005. The share purchase warrants will expire five years from the date of issue. The Company evaluated the fair value of the share purchase warrants at $162,736 using the black-scholes model. The valuation assumptions are listed below:

     -    Expected life: 5 years

     -    Expected volatility: 70%

     -    Weighted average risk-free interest rate: 3.71%

     -    Dividend rate: 0%

b) During the eight-month period ended December 31, 2003, the Company completed a series of financing rounds through private placements.

          According to financing agreements closed on September 22, 2003, December 12, 2003 and December 22, 2003, the Company issued 7,564,782 common shares and 743,185 share purchase warrants for gross cash proceeds of $11.6 Million. Commissions related to the financing rounds, amounting to $1,162,666, were incurred and included in the deficit as share and share purchase warrant issue expenses. The 743,185 share purchase warrants issued to two agents for the financing were evaluated at $1,137,125 following the assumptions listed below and were presented in the section "share capital and share purchase warrants" of the shareholders' equity.

     Information relating to the share purchase warrants is detailed as follows:

     - The first agent received 630,154 share purchase warrants entitling it to buy 630,154 common shares of the Company at an exercise price of C$2.08;

ART | ANNUAL REPORT | 2005

Notes to Financial Statements
(In U.S. dollars)

Note 11. Share capital and share purchase warrants (continued)

     - The second agent received 94,742 share purchase warrants entitling it to buy 94,742 common shares of the Company at an exercise price of C$2.08 and 18,289 share purchase warrants entitling it to buy 18,289 common shares of the Company at an exercise price of C$3.23.

     These share purchase warrants are exercisable beginning on the grant date and expire three years after. The Company evaluated the fair value of share purchase warrants using the Black-Scholes model. The valuation assumptions are listed below:

     -    Expected life: 3 years

     -    Expected volatility: 70%

     -    Weighted average risk-free interest rate: 3.71%

     -    Dividend rate: 0%

c) During the year ended April 30, 2003, the Company completed a series of equity financing rounds through private investments and concluded strategic agreements with one of the investors.

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

          The Company also granted the following share purchase warrants to GE for the acquisition of common shares of the Company, in connection with the closing of the financing agreement, and of the two strategic alliance agreements:

     - Share purchase warrants No. 1: 905,237 share purchase warrants entitling the holder to buy 905,237 common shares of the Company at an exercise price of C$2.50. These share purchase warrants became exercisable as of November 15, 2002 and expire on November 15, 2007;
     - Share purchase warrants No. 2: 775,918 share purchase warrants entitling the holder to buy 775,918 common shares of the Company at an exercise price of C$2.75. These warrants will be exercisable when GE Medical Systems, a division of GE, earns income from the signature of a firm purchase order for SoftScan. These warrants expire on November 15, 2007.

          The Company evaluated the fair value of share purchase warrants No. 1 using the Black-Scholes model. The valuation assumptions are listed below:

     -    Expected life: 5 years

     -    Expected volatility: 70%

     -    Weighted average risk-free interest rate: 4.3%

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

d) In July 2005, the Company closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of C$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company's option. The cumulative dividend has a value of $200,277 on December 31, 2005. The preferred shares are convertible at the investor's option at any time into common shares at a fixed conversion price of C$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share).

          The agreement also provides that, if on the first anniversary of the closing of the transaction the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all of the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to the date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction.

          The agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of C$1.14 per additional preferred share, for a total potential additional investment of C$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of C$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share). This option had not been exercised as at December 31, 2005.

                                                      2005 | ANNUAL REPORT | ART

Notes to Financial Statements
(In U.S. dollars)

Note 11. Share capital and share purchase warrants (continued)

     In conjunction with this transaction, the Company issued to an agent share purchase warrants to purchase 286,535 common shares at an exercise price of C$1.18 per share. The Company evaluated the fair value of such share purchase warrants at $85,961 using the Black-Scholes model.

The valuation assumptions are listed below:

-    Expected life: 3 years

-    Expected volatility: 70%

-    Weighted average risk-free interest rate: 3.19%

-    Dividend rate: 0%

e) Upon the expiry of the share purchase warrants, an amount of $60,000 was transferred to contributed surplus.

Note 12. Stock-based Compensation Plan

Under the Company's stock option plan (the "Amended and Restated 2005 Stock Option Plan" or the "Plan"), options to purchase common shares may be granted to employees, directors, officers or consultants of the Company. Each option will normally expire 10 years from the date of issuance. In addition, each option to be granted under the Plan will vest in instalments from the effective date of grant pursuant to a pre-established vesting schedule. The exercise price of any option granted will be determined by the Board of Directors of the Company, but shall not be less than the latest closing price of the common shares on a stock exchange on which the common shares are listed immediately prior to the date of grant of such options.

     As at December 31, 2005, 4,563,486 common shares (2,650,000 for December 31, 2004, December 31, 2003 and April 30, 2003) were authorized for issuance. Since its inception, 699,840 common shares have been issued under the Plan.

The following table presents the changes in the number of options outstanding in the last four periods:

                           December 31, 2005       December 31, 2004       December 31, 2003       April 30, 2003
                          Directors, officers     Directors, officers     Directors, officers    Directors, officers
                             and employees           and employees           and employees          and employees
                         --------------------   ----------------------   --------------------   --------------------
                                     Weighted                 Weighted               Weighted               Weighted
                                      average                  average                average                average
                         Number of   exercise   Number of     exercise   Number of   exercise   Number of   exercise
                          Options    price C$    options      price C$    options    price C$    options    price C$
                         ---------   --------   ---------     --------   ---------   --------   ---------   --------
Balance, beginning
   of period             2,467,374     2.81     1,431,600       3.79     1,476,200     4.06     1,207,070     6.01

Options granted            119,500     0.74     1,282,574 a)    1.96       142,400     3.21       658,900     2.04

Options exercised               --       --        (6,000)      1.91          (400)    2.39        (7,070)    0.63

Options cancelled         (107,395)    3.57      (240,800)      4.18      (186,600)    5.42      (382,700)    6.81
                         ---------     ----     ---------       ----     ---------     ----     ---------     ----
Balance, end of period   2,479,479     2.68     2,467,374       2.81     1,431,600     3.79     1,476,200     4.06
                         =========     ====     =========       ====     =========     ====     =========     ====
Options exercisable,
   end of period         1,659,957     3.25     1,222,898       3.63       846,400     4.81       739,565     5.81
                         =========     ====     =========       ====     =========     ====     =========     ====

a) On January 27, 2004, in consideration for renouncing the cash payment of the prior year's bonuses, certain officers and employees were granted a total of 288,740 options to buy common shares at an exercise price of C$3.23. The expense related to the bonuses had been accrued in the eight-month period ended December 31, 2003. Upon issuance of the options, the bonus accrual was reversed and an amount of $253,976, representing the fair value of the options, was credited to contributed surplus.

ART | ANNUAL REPORT | 2005

Notes to Financial Statements
(In U.S. dollars)

Note 12. Stock-based compensation plan (continued)

The following table provides information on options outstanding and exercisable as of December 31, 2005:

                        Options outstanding            Options exercisable
               ------------------------------------   ----------------------
                                          Weighted
                                          average
                             Weighted    remaining                  Weighted
                              average   contractual                  average
  Exercise        Number     exercise       life          Number    exercise
  price C$     outstanding   price C$     (years)     exercisable   price C$
  --------     -----------   --------   -----------   -----------   --------
0.68 to 0.99      117,500      0.74         9.78              --        --
1.00 to 1.99    1,074,400      1.34         7.98         589,100      1.49
2.00 to 2.99      259,134      2.27         7.48         180,245      2.32
3.00 to 3.99      617,445      3.24         7.89         479,612      3.27
4.00 to 4.99      137,000      4.60         1.66         137,000      4.60
5.00 to 5.99           --        --           --              --        --
6.00 to 6.99      111,000      6.00         3.13         111,000      6.00
7.00 to 7.50      163,000      7.50         4.19         163,000      7.50
                ---------      ----         ----       ---------      ----
                2,479,479      2.68         7.18       1,659,957      3.25
                =========      ====         ====       =========      ====

As at December 31, 2005, a total of 1,379,167 common share purchase options remained available for granting.

The fair value of stock options granted during the years ended December 31, 2005, December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

                                           December 31,   December 31,   December 31,   April 30,
                                               2005           2004           2003          2003
                                           ------------   ------------   ------------   ---------
Weighted average expected life (years)         4.50           4.33           4.50         7.00
Expected volatility                              70%            70%            70%          70%
Weighted average risk-free interest rate       3.67%          3.46%          3.84%        4.72%
Dividend rate                                    --             --             --           --

The weighted average fair value of each stock option granted during the year ended December 31, 2005 was $0.32 ($0.68 in 2004, $1.36 in 2003 and $0.92 in the
year ended April 30, 2003).

     The Company recorded an expense of $246,353 ($142,516 in 2004 and $18,206 for the eight-month period ended December 31, 2003), using the fair value method, in its operations and deficit statement for stock options granted to employees in the year ended December 31, 2005.

     During the year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table:

                                                                               Eight-month
                                                 Year ended     Year ended    period ended   Year ended
                                                December 31,   December 31,   December 31,    April 30,
                                                    2005           2004           2003          2003
                                                ------------   ------------   ------------   ----------
Net loss as reported                            $13,129,184    $ 9,928,603     $5,832,025    $6,546,604

Less: compensation expense recognized
   in the statement of operations and deficit      (246,353)      (142,516)       (18,206)           --

Plus: total compensation expense                    375,363        344,324        153,296       134,959
                                                -----------    -----------     ----------    ----------
Pro forma net loss                              $13,258,194    $10,130,411     $5,967,115    $6,681,563
                                                ===========    ===========     ==========    ==========
Basic and diluted net loss per share
   As reported                                  $      0.31    $      0.24     $     0.20    $     0.28
   Pro forma                                    $      0.31    $      0.25     $     0.20    $     0.28
                                                ===========    ===========     ==========    ==========

Other stock options

During the fiscal year ended April 30, 2001, the Company granted 5,000 common stock options to a consultant as partial compensation for services rendered to the Company. The options are exercisable at C$4.80 and expire on March 19, 2011.

                                                      2005 | ANNUAL REPORT | ART

Notes to Financial Statements
(In U.S. dollars)

Note 13. Discontinued operations

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

     The operations of the industrial division presented as at April 30, 2003 were reclassified under "Profit from discontinued operations". Results are detailed as follows:

                                                 Year ended
                                               April 30, 2003
                                               --------------
Revenues                                        $        --
Operating loss                                  $   516,281
Gain on disposal of the industrial division,
   net of current taxes of $1,318,668           $ 2,996,122
Profit from discontinued operations             $(2,479,841)

As at April 30, 2003, an amount of $550,000 received from Photon Dynamics, Inc. was deposited in trust. This amount bore interest at 1.05% and was converted to cash in July 2003.

Note 14. Related party transactions

In the normal course of business, the Company carried out the following transactions with certain directors, officers and companies related to these directors and officers:

                                                                          Eight-month
                                   Year ended          Year ended         period ended       Year ended
                               December 31, 2005   December 31, 2004   December 31, 2003   April 30, 2003
                               -----------------   -----------------   -----------------   --------------
Directors
   Professional fees               $       --          $       --             $--              $58,046
Officers
   Clinical research fees a)        2,340,026           1,952,581              --                   --
                                   ----------          ----------             ---              -------
                                   $2,340,026          $1,952,581             $--              $58,046
                                   ==========          ==========             ===              =======

a) In the normal course of its business, the Company has entered into an agreement with Clinivation Inc. (Clinivation), a company controlled by one of its officers. Clinivation acts as the Company's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan as follows:

          Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as the Company's Chief Medical Officers (CMO);

          Contract research services: Clinivation works toward the clinical development and approvals of SoftScan.

     During the year ended December 31, 2005, the Company paid $165,771 for management services as CMO and $2,174,255 for contract research services.

     These transactions were recorded at their exchange value, which is the consideration established and agreed-upon by the related parties. The transactions were settled in cash.

     The Company had an account payable of $243,180 to Clinivation as at December 31, 2005 ($168,822 as at December 31, 2004).

ART | ANNUAL REPORT | 2005

Notes to Financial Statements
(In U.S. dollars)

Note 15. Research and development expenses

The research and development expenses and the related investment tax credits included in the statement of operations and deficit are as follows:

                                                                               Eight-month
                                        Year ended          Year ended         period ended       Year ended
                                    December 31, 2005   December 31, 2004   December 31, 2003   April 30, 2003
                                    -----------------   -----------------   -----------------   --------------
Research and development expenses      $9,453,640          $ 8,776,341         $3,925,506         $6,305,262
Investment tax credits                   (298,680)          (1,264,856)          (433,865)          (570,792)
                                       ----------          -----------         ----------         ----------
                                       $9,154,960          $ 7,511,485         $3,491,641         $5,734,470
                                       ==========          ===========         ==========         ==========

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

Note 16. Income taxes

The current tax recovery presented in the operations and deficit statement for the year ended April 30, 2003 represents the utilization of tax losses to recover current income tax resulting from the gain related to the discontinued operations.

     The variance between the statutory income tax rate (31.02% for December 31, 2005 and 2004, 31.05% for December 31, 2003 and 34.48% for April 30, 2003) and
the Company's effective income tax rate (nil for December 31, 2005, 2004 and 2003 and 12.7% for April 30, 2003) for all the periods presented is mainly attributable to the valuation allowance related to future income tax assets.

     Future income tax assets of $32,010,000 as at December 31, 2005 ($27,402,160 as at December 31, 2004) have not been reflected in these financial statements. These assets result primarily from non-capital losses and unused income tax deductions resulting from expenses recognized for accounting purposes but not deducted for income tax purposes. These losses and unused income tax deductions could allow the Company to reduce its current income taxes in subsequent years. They are summarized as follows:

                                                                 December 31, 2005   December 31, 2004
                                                                 -----------------   -----------------
Future income tax assets resulting from
   Tax losses                                                      $ 23,683,000        $ 19,877,131
   Research and development expenses                                  4,008,000           3,732,794
   Excess of tax basis over carrying value of assets                  1,031,000             908,151
   Federal non-refundable research and development tax credits        3,288,000           2,884,084
                                                                   ------------        ------------
                                                                     32,010,000          27,402,160
Valuation allowance                                                 (32,010,000)        (27,402,160)
                                                                   ------------        ------------
Net future income tax assets recorded                              $         --        $         --
                                                                   ============        ============

As at December 31, 2005, the non-capital tax losses and unused income tax deductions are available as follows:

                                                               Federal      Provincial
                                                             -----------   -----------
Non-capital tax losses expiring in
   2006                                                      $ 7,227,000   $ 4,355,000
   2007                                                       12,530,000    11,506,000
   2008                                                       14,806,000    14,718,000
   2009                                                        9,779,000     9,624,000
   2010                                                        6,425,000     6,351,000
   2014                                                       12,101,000    12,101,000
   2015                                                       14,617,000    15,050,000
                                                             -----------   -----------
                                                              77,485,000    73,705,000
Unused income tax deductions
   Research and development expenses which can be deferred
      over an indefinite period                               11,507,000    17,976,000
                                                             -----------   -----------
                                                             $88,992,000   $91,681,000
                                                             ===========   ===========

                                                      2005 | ANNUAL REPORT | ART

Notes to Financial Statements
(In U.S. dollars)

Note 17. Segment Information

Beginning January 2004, the Company operates in two sectors for financial reporting purposes: the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan time-domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product. The accounting policies for both segments are the same and are described in Note 3.

The information pertaining to the two operating segments is summarized as follows:

                                                    Year ended December 31, 2005
                                             ------------------------------------------
                                             Pharmaceutical     Medical        Total
                                             --------------   -----------   -----------
Sales
   Product                                     $3,626,100     $        --   $ 3,626,100
   Maintenance                                    499,450              --       499,450
                                               ----------     -----------   -----------
                                                4,125,550              --     4,125,550

Cost of sales
   Product                                      2,379,802              --     2,379,802
   Maintenance                                    409,783              --       409,783
                                               ----------     -----------   -----------
                                                2,789,585              --     2,789,585
                                               ----------     -----------   -----------
Gross margin                                    1,335,965              --     1,335,965
                                               ----------     -----------   -----------
Operating expenses
   Research and development                     1,748,506       7,406,454     9,154,960
   Selling, general and administrative          1,498,073       2,420,163     3,918,236
   Amortization                                   162,828         122,978       285,806
                                               ----------     -----------   -----------
                                                3,409,407       9,949,595    13,359,002
                                               ----------     -----------   -----------
Operating loss                                  2,073,442       9,949,595    12,023,037
Interest expense on convertible debentures        258,537         625,654       884,191
Interest income                                   (70,675)       (171,033)     (241,708)
Foreign exchange loss                             135,575         328,089       463,664
                                               ----------     -----------   -----------
Net Loss                                       $2,396,879     $10,732,305   $13,129,184
                                               ==========     ===========   ===========

ART | ANNUAL REPORT | 2005

Notes to Financial Statements
(In U.S. dollars)

Note 17. Segment information (continued)

                                                Year ended December 31, 2004
                                         -----------------------------------------
                                         Pharmaceutical     Medical       Total
                                         --------------   ----------   -----------
Sales
   Product                                 $1,935,000     $       --   $ 1,935,000
   Maintenance                                     --             --            --
                                           ----------     ----------   -----------
                                            1,935,000             --     1,935,000
Cost of sales
   Product                                    915,087             --       915,087
   Maintenance                                     --             --            --
                                           ----------     ----------   -----------
                                              915,087             --       915,087
                                           ----------     ----------   -----------
Gross margin                                1,019,913             --     1,019,913
                                           ----------     ----------   -----------
Operating expenses
   Research and development                 1,944,023      5,567,462     7,511,485
   Selling, general and administrative      1,314,888      2,159,558     3,474,446
   Amortization                               153,895         95,732       249,627
                                           ----------     ----------   -----------
                                            3,412,806      7,822,752    11,235,558
                                           ----------     ----------   -----------
Operating loss                              2,392,893      7,822,752    10,215,645
Interest income                               (84,182)      (216,039)     (300,221)
Foreign exchange loss                           3,695          9,484        13,179
                                           ----------     ----------   -----------
Net loss                                   $2,312,406     $7,616,197   $ 9,928,603
                                           ==========     ==========   ===========

As at December 31, 2005 and December 31, 2004, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

Identifiable assets        Corporate    Pharmaceutical     Medical       Total
-------------------       -----------   --------------   ----------   -----------
As at December 31, 2005   $10,253,077     $3,162,239     $1,816,893   $15,232,209
As at December 31, 2004   $12,897,559     $2,132,979     $1,734,349   $16,764,887

                                                      2005 | ANNUAL REPORT | ART

Notes to Financial Statements
(In U.S. dollars)

Note 18. Contractual commitments

The Company is committed under operating leases expiring between 2006 and 2012 to pay a total amount of $2,932,392 principally for its premises.

The annual commitments for the next five years are as follows:

2006   $546,179
2007    409,472
2008    419,963
2009    416,723
2010    412,294

Note 19. Contingency

Letters of credit

As at December 31, 2005, the Company had no outstanding letters of credit.

Note 20. Financial instruments

The Financial statements include only primary financial instruments.

The fair value of short-term financial assets and liabilities is equivalent to their carrying amount given that they will mature shortly.

The fair value of the convertible debentures could not be readily determined due to the specific characteristics of these financial instruments.

Except for accounts receivable of $1,042,077 ($647,583 in 2004), cash of $4,366,822 ($28,189 in 2004) and commercial paper of $4,000,496 (nil in 2004), all other financial instruments are denominated in Canadian dollars.

Note 21. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

ART | ANNUAL REPORT | 2005

Notes to Financial Statements
(In U.S. dollars)

Note 22. United states generally accepted accounting principles

The amounts reported in the financial statements of the Company, prepared under Canadian GAAP, conform in all material respects to the amounts that would have been reported if the financial statements had been prepared under U.S. GAAP, except for the following:

Reconciliation of statements of loss and comprehensive loss

                                                                                Eight-month
                                                  Year ended     Year ended    period ended   Year ended
                                                 December 31,   December 31,   December 31,    April 30,
                                                     2005           2004           2003          2003
                                                 ------------   ------------   ------------   ----------
Net loss under Canadian GAAP                     $13,129,184    $ 9,928,603     $5,832,025    $6,546,604
   Deferred development costs d)                     423,146             --             --            --
   Interest expense on convertible
      debentures e)                                 (458,061)            --             --            --
                                                 -----------    -----------     ----------    ----------
Net loss under U.S. GAAP                          13,094,269      9,928,603      5,832,025     6,546,604
   Change in cumulative translation
      adjustment account a)                         (477,878)    (1,284,686)      (768,167)     (630,301)
                                                 -----------    -----------     ----------    ----------
Comprehensive loss under U.S. GAAP               $12,616,391    $ 8,643,917     $5,063,858    $5,916,303
                                                 ===========    ===========     ==========    ==========

Differences in reported amounts on balance sheets

                                                           December 31, 2005                         December 31, 2004
                                               ----------------------------------------  ----------------------------------------
                                               Canadian GAAP  Adjustments    U.S. GAAP   Canadian GAAP  Adjustments    U.S. GAAP
                                               -------------  -----------  ------------  -------------  -----------  ------------
ASSETS
Deferred development costs a)                  $    423,146   $  (423,146) $         --  $         --   $        --  $         --
LIABILITIES
Current portion of convertible debentures e)      2,054,600       232,583     2,287,183            --            --            --
Convertible debentures e)                         1,666,543       819,823     2,486,366            --            --            --
SHAREHOLDERS  EQUITY
Share capital, share purchase warrants
   and contributed surplus b) c)                 87,852,775    (9,182,299)   78,670,476    81,170,805    (8,400,167)   72,770,638
Equity component of convertible
   debentures e)                                  1,510,467    (1,510,467)           --            --            --            --
Deficit b) c) d)                                (82,033,557)    9,558,015   (72,475,542)  (68,122,241)    8,740,968   (59,381,273)

Cumulative translation adjustment c)           $  2,039,128   $  (340,801) $  1,698,327  $  1,561,250   $  (340,801) $  1,220,449
                                               ============   ===========  ============  ============   ===========  ============

a)   Comprehensive income

     Statement of Financial Accounting Standard SFAS No. 130, Reporting Comprehensive Income, requires that changes during the year in the cumulative translation adjustment account be included in the computation of comprehensive income (loss).

b)   Share and share purchase warrant issue expenses

     U.S. GAAP require that share and share purchase warrant issue expenses of $782,132 for the year ended December 31, 2005 ($1,440,576 for the year ended December 31, 2004, $1,360,003 for the eight-month period ended December 31, 2003 and $705,210 for the year ended April 30, 2003) be recorded as a reduction of proceeds of issuance instead of a charge to the deficit account as done under Canadian GAAP.

c)   Reporting currency

     The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. Under U.S. GAAP, the translation of the Company's prior fiscal years' financial statements must be carried out using the current rate method, applied on a retroactive basis.

d)   Deferred costs

     U.S. GAAP require that development costs be expensed in the year they are incurred.

e)   Conversion rights

     U.S. GAAP require that the conversion rights of the convertible debentures be valued at their intrinsic value. The conversion rights of the convertible debentures issued during the period did not have any intrinsic value at the date of issue and, therefore, the equity component of the convertible debentures was nil under U.S. GAAP.

                                                      2005 | ANNUAL REPORT | ART

Notes to Financial Statements
(In U.S. dollars)

Note 22. United States generally accepted accounting principles (continued)

Other information

U.S. GAAP require the presentation of information in the event of a change in fiscal year-end.

Information comparable to the transition period:

                                                                                 Year ended         Year ended
                                          Year ended          Year ended        December 31,       December 31,
                                      December 31, 2005   December 31, 2004   2003 (unaudited)   2002 (unaudited)
                                      -----------------   -----------------   ----------------   ----------------
Operating loss                           $12,023,037         $10,215,645         $ 9,211,400       $ 7,619,954
Loss from continuing operations           13,129,184           9,928,603          10,580,413         6,749,060
Profit from discontinued operations               --                  --                  --        (1,941,052)

Net loss                                  13,129,184           9,928,603           5,832,025         4,808,008
                                         ===========          ==========         ===========       ===========

Classification of "Other expenses"

Under U.S. GAAP, the item "Other expenses" must be classified as an operating expense.

Classification of research and development investment tax credits

Under U.S. GAAP, R&D investment tax credits (see Note 15) would be classified as a reduction of the income tax expense instead of a reduction of the related R&D expenses.

Accounting for stock-based compensation

As of May 1, 2003, the Company has chosen to measure compensation costs related to awards of stock options using the fair-value-based method of accounting as required by U.S. GAAP. The fair value of options granted for the years ended December 31, 2005 and 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003, was estimated using the Black-Scholes option-pricing model taking into account a weighted average expected life of 4.5 years for the year ended December 31, 2005, 4.33 years for the year ended December 31, 2004, an expected life of 4.5 years for the eight-month period ended December 31, 2003 and seven years for the year ended April 30, 2003. Other assumptions used for purposes of valuation include expected volatility of 70% for December 31, 2005 (70% for December 31, 2004 and 2003 and for April 30,
2003), a weighted average risk-free interest rate of 3.67 for December 31, 2005, (3.46% for December 31, 2004, 3.84% for December 31, 2003 and 4.72% for April 30, 2003) and a 0% dividend policy. A compensation expense is recorded over the vesting periods.

     If the fair value method of accounting had been applied for periods prior to May 1, 2003, the Company's net loss and net loss per share for the years ended December 31, 2005 and 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003 would have been, on a pro forma basis:

                                                                                              Eight-month
                                                       Year ended         Year ended          period ended       Year ended
                                                   December 31, 2005   December 31, 2004   December 31, 2003   April 30, 2003
                                                   -----------------   -----------------   -----------------   --------------
Net loss under U.S. GAAP                              $13,094,269         $ 9,928,603         $5,832,025         $6,546,604
Less: compensation expense recognized
   in the statement of operations and deficit            (246,353)           (142,516)           (18,206)                --
Plus: total compensation expense
   under the fair-value-based method                      363,127             340,013            185,028            270,121
                                                      -----------         -----------         ----------         ----------
Pro forma net loss                                    $13,211,043         $10,126,100         $5,998,847         $6,816,725
                                                      -----------         -----------         ----------         ----------
Basic and diluted net loss per share as reported      $      0.31         $      0.24         $     0.20         $     0.28
                                                      -----------         -----------         ----------         ----------
Basic and diluted net loss per share, pro forma       $      0.31         $      0.25         $     0.20         $     0.29
                                                      ===========         ===========         ==========         ==========

The weighted average fair value of options granted for the year ended December 31, 2005 was $0.32 ($0.68 for the year ended December 31, 2004, $1.36 for the eight-month period ended December 31, 2003 and $0.92 for the year ended April 30, 2003).

ART | ANNUAL REPORT | 2005

Notes to Financial Statements
(In U.S. dollars)

Note 22. United States generally accepted accounting principles (continued)

Accounting changes

A)   INVENTORY COSTS

     In November 2004, the FASB issued SFAS 151, Inventory Costs-An Amendment of ARB 43, Chapter 4 (SFAS 151). SFAS 151 amends the guidance in ARB 43, Chapter 4, Inventory Pricing, to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would:

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

B)   EXCHANGES OF NON-MONETARY ASSETS

     In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets-An Amendment of APB Opinion 29. SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its results of operations and financial condition.

C)   ACCOUNTING CHANGES AND ERROR CORRECTIONS

     In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections-A Replacement of APB Opinion No. 20 and FASB Statement No. 3 which is effective for fiscal years ending after December 31, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The Company does not expect this standard to have a material impact on its financial statements.

                                                      2005 | ANNUAL REPORT | ART